Filed Pursuant to Rule 424(b)(3)
Registration Nos. 333-171292
333-171292-01
333-171292-02

PROSPECTUS

American Tire Distributors, Inc.

Offer to Exchange $250,000,000 of 9.750% Senior Secured Notes due 2017

We are offering to exchange, on the terms and subject to the conditions described in this prospectus and the accompanying letter of transmittal, 9.750% Senior Secured Notes due 2017 that we will register under the Securities Act of 1933, as amended, for all of our outstanding unregistered 9.750% Senior Secured Notes due 2017. We refer to these registered notes as the “new notes” and all outstanding unregistered 9.750% Senior Secured Notes due 2017 as the “old notes.” We refer to the new notes and the old notes collectively as the “notes.”

We are offering the new notes in order to satisfy our obligations under the registration rights agreement entered into in connection with the private placement of the old notes. In the exchange offer, we will exchange an equal principal amount of new notes that are freely tradable for all old notes that are validly tendered and not validly withdrawn. The exchange offer expires at 5:00 p.m., Eastern Time, on March 14, 2011, unless extended. You may withdraw tenders of outstanding old notes at any time prior to the expiration of the exchange offer and, if not previously accepted for exchange, after April 8, 2011. We will accept for exchange any and all old notes validly tendered and not withdrawn prior to the expiration of the exchange offer.

The exchange offer is subject to the conditions discussed under “The Exchange Offer—Conditions to the Exchange Offer,” including, among other things, the effectiveness of the registration statement of which this prospectus forms a part.

The exchange of old notes for new notes in the exchange offer will not be a taxable event for U.S. federal income tax purposes. We will not receive any proceeds from the exchange offer.

The old notes are, and the new notes will be, fully and unconditionally guaranteed, jointly and severally, on a senior secured basis, by American Tire Distributors Holdings, Inc., our parent company, which we refer to as “Holdings”, and by Am-Pac Tire Dist. Inc., which we refer to as “Am-Pac,” one of our two existing subsidiaries, and which together with Holdings we refer to as the “guarantors,” and will be guaranteed by certain future restricted subsidiaries that also guarantee certain of our other indebtedness, subject to certain exceptions.

The new notes are being issued under the indenture under which we previously issued the old notes and the terms of the new notes are identical in all material respects to the terms of the old notes, except that the transfer restrictions, registration rights and provisions for additional interest relating to the old notes do not apply to the new notes.

The new notes will not be listed on any national securities exchange. Currently, there is no public market for the old notes. As of the date of this prospectus, $250.0 million in aggregate principal amount of old notes is outstanding.

See “Risk Factors” beginning on page 18 for a discussion of certain risks that you should consider in connection with an investment in the new notes.

Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that we will make this prospectus available to any broker-dealer for use in connection with any such resale for a period ending on the earlier of (i) 180 days from the date on which the registration statement relating to this exchange offer is declared effective and (ii) the date on which a broker-dealer is no longer required to deliver a prospectus in connection with market-making or other trading activities. Please read “Plan of Distribution.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the new notes or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 11, 2011.

In making your investment decision, you should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with any other information. If you receive any other information, you should not rely on it. We are not making an offer to sell these securities in any state or jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus or of the date of any document incorporated by reference herein.

This prospectus contains summaries of the terms of several material documents. These summaries include the terms that we believe to be material, but we urge you to review these documents in their entirety. We will provide without charge to each person to whom a copy of this prospectus is delivered, upon written or oral request of that person, a copy of any and all of this information. Requests for copies should be directed to: 12200 Herbert Wayne Court, Suite 150, Huntersville, North Carolina 28078 (Telephone: (704) 992-2000). In order to ensure timely delivery of such documents, holders must request this information no later than five days before the date they must make their investment decision. The exchange offer is expected to expire on March 14, 2011 and you must make your exchange decision by the expiration date. Accordingly, any request for documents should be made by March 7, 2011 to ensure timely delivery of the documents prior to the expiration of the exchange offer.

i

NON-GAAP FINANCIAL MEASURES

We refer to the terms EBITDA and Adjusted EBITDA (each defined in “Selected Historical Consolidated Financial Data”) in various places in this prospectus. These are supplemental financial measures that are not required by, or presented in accordance with, accounting principles generally accepted in the United States, or GAAP. They are not measurements of our financial performance under GAAP and should not be considered as alternatives to net income or any other performance measures derived in accordance with GAAP or as alternatives to cash flows from operating activities as a measure of our liquidity.

EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider such measures either in isolation or as substitutes for analyzing our results as reported under GAAP. Some of these limitations are:

•	EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA and Adjusted EBITDA do not reflect our interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•	EBITDA and Adjusted EBITDA do not reflect our tax expense or the cash requirements to pay our taxes;

•	EBITDA and Adjusted EBITDA do not reflect historical capital expenditures or future requirements for capital expenditures or contractual commitments;

•

Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements; and

•	other companies in our industry may calculate EBITDA and Adjusted EBITDA differently, limiting their usefulness as comparative measures.

Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as discretionary cash available to us to reinvest in the growth of our business or as a measure of cash that will be available to us to meet our obligations.

CAUTIONARY STATEMENTS ON FORWARD-LOOKING INFORMATION

This prospectus contains forward-looking statements relating to our business and financial outlook that are based on our current expectations, estimates, forecasts and projections. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or other comparable terminology.

These forward-looking statements are not guarantees of future performance and involve risks, uncertainties, estimates and assumptions. Actual outcomes and results may differ materially from those expressed in these forward-looking statements. You should not place undue reliance on any of these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any such statement to reflect new information, or the occurrence of future events or changes in circumstances after the date of this prospectus, except as required by the federal securities laws. Many factors could cause actual results to differ materially from those indicated by the forward-looking statements or could contribute to such differences including:

•	general business and economic conditions in the United States and other countries, including uncertainty as to changes and trends;

•	our ability to develop and implement the operational and financial systems needed to manage our operations;

•	our ability to execute key strategies, including pursuing acquisitions and successfully integrating and operating acquired companies;

•	the ability of our customers and suppliers to obtain financing related to funding their operations in the current economic market;

•	the financial condition of our customers, many of which are small businesses with limited financial resources;

•	changing relationships with customers, suppliers and strategic partners;

•	changes in state or federal laws or regulations affecting the tire industry;

•	impacts of competitive products and changes to the competitive environment;

•	acceptance of new products in the market; and unanticipated expenditures.

You should review this prospectus carefully, including the section captioned “Risk Factors,” for a more complete discussion of the risks of an investment in the new notes.

MARKET AND INDUSTRY DATA

This prospectus includes market share, ranking, industry data and forecasts that we obtained from industry publications and surveys, public filings, and internal company sources. Statements as to our market position and ranking are based on market data currently available to us, management’s estimates and assumptions we have made regarding the size of our markets within our industry.

TRADEMARKS

This prospectus contains some of our trademarks, trade names and service marks. Each one of these trademarks, trade names or service marks is either (i) our registered trademark, (ii) a trademark for which we have a pending application, (iii) a trade name or service mark for which we claim common law rights or (iv) a registered trademark or application for registration which we have been licensed by a third party to use. All other trademarks, trade names or service marks of any other company appearing in this prospectus belong to their respective owners.

BASIS OF PRESENTATION

As used in this prospectus, unless otherwise noted or the context otherwise requires, references to “American Tire Distributors,” “the Company,” “we,” “us” and “our” are to American Tire Distributors Holdings, Inc., a Delaware corporation, together with its consolidated subsidiaries; references to “the Issuer” are to American Tire Distributors, Inc., a Delaware corporation, exclusive of its subsidiaries; references to “Merger Sub” are to Accelerate Acquisition Corp., a Delaware corporation; references to “Holdings” are to American Tire

Distributors Holdings, Inc., exclusive of its subsidiaries; references to “Am-Pac” are to Am-Pac Tire Dist. Inc., a California corporation, exclusive of its subsidiaries; references to “Accelerate Parent” are to Accelerate Parent Corp., the indirect parent of Holdings, exclusive of its subsidiaries; references to “TPG” and the “Sponsor” are to TPG Capital, L.P. and/or certain funds affiliated with TPG.

Unless the context otherwise requires, the financial information presented herein is the financial information of Holdings on a consolidated basis together with its subsidiaries, including the Issuer. Holdings is a guarantor of the notes, has no material assets other than the stock of its subsidiaries and conducts substantially all of its operations through the Issuer and its subsidiaries. The Company’s consolidated financial information includes the results of Tire Pros Francorp, a wholly-owned subsidiary of the Issuer that does not guarantee the old notes and will not guarantee the new notes. Unless otherwise stated herein, pro forma financial information gives effect to the transactions, as described under “Unaudited Pro Forma Condensed Consolidated Financial Data.” References to pro forma financial information for the fiscal year ended January 2, 2010 are to the pro forma financial information calculated as presented under “Unaudited Pro Forma Condensed Consolidated Financial Data—Unaudited Pro Forma Condensed Consolidated Statement of Operations for the Fiscal Year Ended January 2, 2010.” References to pro forma financial information for the nine months ended October 2, 2010 are to the supplemental pro forma financial information calculated as presented under “Unaudited Pro Forma Condensed Consolidated Financial Data—Unaudited Pro Forma Condensed Consolidated Statement of Operations for the Nine Months Ended October 2, 2010.” References in this prospectus to growth of net sales, light vehicle unit sales and EBITDA at a compound annual rate of 11.8%, 7.1% and 12.7%, respectively, from fiscal 2003 to fiscal 2009 are based on (i) net sales of $1,114.4 million in fiscal 2003, $1,282.1 million in fiscal 2004, $1,505.3 million in fiscal 2005, $1,577.9 million in fiscal 2006, $1,877.5 million in fiscal 2007, $1,960.8 million in fiscal 2008 and $2,171.8 million in fiscal 2009, (ii) light vehicle unit sales of 12.9 million units in fiscal 2003, 13.5 million units in fiscal 2004, 14.8 million units in fiscal 2005, 14.7 million units in fiscal 2006, 17.4 million units in fiscal 2007, 17.1 million units in fiscal 2008 and 19.6 million units in fiscal 2009, (iii) net income (loss) of $16.0 million in fiscal 2003, $25.0 million in fiscal 2004, $(15.9) million in fiscal 2005, $(4.6) million in fiscal 2006, $1.4 million in fiscal 2007, $9.7 million in fiscal 2008 and $4.9 million in fiscal 2009 and (iv) EBITDA of $48.2 million in fiscal 2003, $61.4 million in fiscal 2004, $39.9 million in fiscal 2005, $79.0 million in fiscal 2006, $94.0 million in fiscal 2007, $105.7 million in fiscal 2008 and $98.8 million in fiscal 2009. For a reconciliation from net income (loss) to EBITDA, see “Selected Historical Consolidated Financial Data.”

PROSPECTUS SUMMARY

This summary highlights information about us and the exchange offer contained in greater detail elsewhere in this prospectus. Because it is a summary it may not contain all of the information that may be important to you. You should carefully read the entire prospectus, especially the information presented under the headings “Risk Factors,” “Cautionary Statements on Forward-Looking Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” before making an investment decision.

Our Company

We are the leading replacement tire distributor in the United States, providing a critical range of services to enable tire retailers to effectively service and grow sales to consumers. Through our network of 85 distribution centers, we offer access to an extensive breadth and depth of inventory, representing approximately 40,000 stock-keeping units (SKUs), to approximately 50,000 customers. The critical range of services we provide includes frequent and timely delivery of inventory, business support services, such as credit, training and access to consumer market data, administration of tire manufacturer affiliate programs, a leading online ordering and reporting system and a website that enables our tire retailer customers to participate in Internet marketing of tires to consumers. We estimate that our share of the replacement passenger and light truck tire market in the United States has increased from approximately 1.2% in 1996 to approximately 9.4% in 2009.

We serve a highly diversified customer base comprised of local, regional and national independent tire retailers, automotive dealerships, tire manufacturer-owned stores, mass merchandisers and service stations. In fiscal 2009, our largest customer and our top ten customers accounted for less than 1.6% and 5.5%, respectively, of our net sales. We believe we are a top supplier to many of our customers and maintain customer relationships that exceed a decade on average for our top 20 customers.

We believe we distribute the broadest product offering in our industry, supplying our customers with the top ten leading passenger and light truck tire brands. We carry the flag brands of all four of the largest tire manufacturers—Bridgestone, Continental, Goodyear and Michelin—as well as Hankook, Kumho, Nexen, Nitto and Pirelli brands. In addition to flag brands, we also sell lower price point associate brands of many of these and other manufacturers, as well as proprietary brand tires, custom wheels and accessories and related tire supplies and tools. Tire sales accounted for approximately 93.1% and 94.4% of our net sales in fiscal 2009 and the combined nine months ended October 2, 2010, respectively. We believe our large, diverse product offering allows us to better penetrate the replacement tire market across a broad range of price points.

From fiscal 2003 to fiscal 2009, we grew our net sales, light vehicle unit sales, net income and EBITDA at a compound annual rate of 11.8%, 7.1%, (17.8)% and 12.7%, respectively. This growth has resulted both from our acquisitions as well as organic growth. Our net loss for the nine months ended October 2, 2010 was $72.6 million. Our Adjusted EBITDA for the nine months ended October 2, 2010 was $100.7 million. For a reconciliation of EBITDA and Adjusted EBITDA, see “Selected Historical Consolidated Financial Data.”

Our Industry

The U.S. replacement tire market generated annual retail sales of approximately $26.6 billion in 2009, according to Modern Tire Dealer. In 2009, according to Tire Review, tire retailers obtained 69% of their tire volume from wholesale tire distributors, like us, and 17% of their tire volume from tire manufacturers.

In the United States, replacement tires are sold to consumers through several different channels, including local, regional and national independent tire retailers, mass merchandisers, warehouse clubs, tire manufacturer-owned stores, automotive dealerships, service stations and web-based marketers. Between 1990 and 2009, independent tire retailers and automotive dealerships have enjoyed the largest increase in market share according to Modern Tire Dealer.

The market has historically experienced stable growth and favorable pricing dynamics. From 1955 through 2009, U.S. replacement tire unit shipments increased by an average of approximately 2.6% per year. However, during challenging economic periods, consumers may opt to defer replacement tire purchases. The tire replacement market experienced negative growth for three out of four years for the first time in over 50 years (based on available historical data) in 2009. We believe the weakened industry demand has been due, in part, to continued economic uncertainty, which has contributed to the deferral of tire purchases. We expect these conditions to continue through fiscal 2010.

The industry has seen stronger growth in the high and ultra-high performance tire segments, which have experienced a compound annual growth rate of approximately 9% over the period from 2000 to 2009. High and ultra-high performance tire unit shipments increased from 47.6 million units in 2008 to 52.2 million units in 2009, despite a decrease in total replacement passenger and light truck tire unit shipments from 225 million units in 2008 to 208 million units in 2009 according to Modern Tire Dealer.

We believe growth in the U.S. replacement tire market will continue to be driven by favorable underlying dynamics, including:

•	increases in the number and average age of passenger cars and light trucks;

•	increases in the number of miles driven;

•	increases in the number of licensed drivers as the U.S. population continues to grow;

•	increases in the number of replacement tire SKUs;

•	growth of the high performance tire segment; and

•	shortening tire replacement cycles due to changes in product mix that increasingly favor high performance tires, which have shorter average lives.

Our Competitive Strengths

We believe the following key strengths position us well to maintain our ability to achieve revenue growth that exceeds that of the U.S. replacement tire industry:

Leading Position in a Highly-Fragmented Marketplace. We are the leading replacement tire distributor in the United States with an estimated market share of approximately 9.4%. We believe our scale provides us key competitive advantages relative to our smaller, and generally regionally-focused, competitors that include the ability to: efficiently stock and deliver a wide variety of tires, custom wheels, tire supplies, tools and accessories; invest in services, including sales tools and technologies, to support our customers; and realize operating efficiencies from our scalable infrastructure.

Extensive and Efficient Distribution Network. We believe we have the largest independent replacement tire distribution network in the United States with 85 distribution centers and approximately 745 delivery vehicles serving 38 states. Our extensive distribution footprint, combined with our sophisticated inventory management and logistics technologies, enables us to deliver the vast majority of orders on a same or next day basis. Our delivery technologies allow us to more effectively and efficiently organize and optimize our route systems to provide timely product delivery.

Broad Product Offering from Diverse Supplier Base. We believe we offer the most comprehensive selection of tires in the industry through a diverse group of suppliers. We supply the top ten leading passenger tire brands, and we carry the flag brands of all four of the largest tire manufacturers—Bridgestone, Continental, Goodyear and Michelin. Our tire product line includes a full suite of flag, associate and proprietary brand tires. We believe that our broad product offering drives penetration among existing customers, attracts new customers and maximizes customer retention.

Broad Range of Critical Services. We provide a critical range of services which enables our tire retailer customers to operate their businesses more profitably. These services include convenient access to and timely delivery of the broadest product offerings available in the industry, as well as fundamental business support services, such as credit, training and access to consumer market data, that enable our tire retailer customers to better service their individual markets, and administration of tire manufacturer affiliate programs. We provide our customers with convenient 24/7 access to our extensive product offerings through our innovative and proprietary business-to-business web portal, ATDOnline®. We also provide select, qualified independent tire retailers with the opportunity to participate in our Tire Pros® franchise program through which they receive advertising and marketing support and the benefits of a national brand identity.

Diversified Customer Base and Longstanding Customer Relationships. We serve a highly diversified customer base comprised of local, regional and national independent tire retailers, automotive dealerships, tire manufacturer-owned stores, mass merchandisers and service stations. We believe we are a top supplier to many of our customers and maintain customer relationships that exceed a decade on average for our top 20 customers. We believe the diversity of our customer base and the strength of our customer relationships present an opportunity to grow market share regardless of macroeconomic and replacement tire market conditions.

Consistent Financial Performance and Strong Cash Flow Generation. Our financial performance has benefited from substantial growth that has been achieved based on a combination of organic initiatives and acquisitions. From fiscal 2003 to fiscal 2009, we grew our net sales, light vehicle unit sales, net income and EBITDA at a compound annual rate of 11.8%, 7.1%, (17.8)% and 12.7%, respectively. Additionally, the low capital intensity of our business combined with the efficient management of our working capital, due to our advanced inventory management systems and close vendor relationships, enable us to generate strong cash flow from operations.

Experienced Management Team Supported by Strong Equity Sponsorship. Our senior management team, led by our President and CEO Bill Berry, has an average of over 22 years of experience in the replacement tire distribution industry. Management has a proven track record of implementing successful initiatives in a leverage environment, including the execution of a disciplined acquisition strategy, that have contributed to our gross profit expansion and above-market net sales growth. In addition, we have reduced costs through the integration of operating systems and introduction of standard operating practices across all locations. We also benefit from the extensive management and business experience provided by our Sponsor, TPG.

Our Business Strategy

Our objective is to be the largest distributor of replacement tires to local, regional and national independent U.S. tire retailers, as well as automotive dealerships, service stations and mass merchandisers, to drive above-market growth and further enhance profitability and cash flow. We intend to accomplish this objective by executing the following key operating strategies:

Leverage Our Infrastructure in Existing Markets. Through infrastructure expansions over the past several years, we have developed a scalable platform with available incremental distribution capacity. Our distribution infrastructure enables us to efficiently add new customers and service growing channels, such as automotive dealerships, thereby increasing profitability by leveraging the utilization of our existing assets. We believe our relative penetration in existing markets is largely a function of the services we offer and the length of time we have operated locally. Specifically, in new markets, we have experienced growth in market share over time, and in states we have served the longest, we generally have market share well in excess of our national average.

Maintain a Comprehensive and Deep Tire Portfolio to Meet Our Customers’ Needs. We provide a broad range of products covering all price points from entry-level to faster growing high and ultra-high performance tires, through a full suite of flag, associate and proprietary brand tires. We will continue to focus on high and ultra-high performance tires, given the growth in demand for such tires, while maintaining our emphasis on providing broad market and entry level tire offerings. We have a broad range of entry level offerings including our exclusive Capitol® and Negotiator®. Our comprehensive tire portfolio is designed to satisfy all of our customers’ needs and allow us to become the supplier of choice, thereby increasing customer penetration and retention.

Utilize Technology Platform to Continue to Increase Distribution Efficiency. We intend to continue to invest in our inventory and warehouse management systems and logistics technology to further increase our efficiency and profit margins and improve customer service. We continue to evaluate and incorporate technical solutions including our current roll out of handheld scanning for receiving, picking and delivery of products to our customers. We believe these increased efficiencies will continue to enhance our reputation with our customers for providing a high level of prompt customer service, while also reducing costs.

Continue to Expand in Existing and New Geographic Markets. While we have the largest distribution footprint in the U.S. replacement tire market, we have limited or no market presence in 18 of the contiguous United States that represent approximately 35% of the replacement tire market, including New York, Michigan, Illinois and New Jersey. We intend to expand both in previously unserved geographic markets and existing markets by opening new distribution centers as well as through opportunistic acquisitions. During 2010 we opened distribution centers in both Cincinnati and Indianapolis with plans to open in Chicago before year end. Our acquisition strategy allows us to increase our share in existing markets and add distribution in new markets, utilizing our scale to realize cost savings. Over the past five years, we have successfully acquired and integrated ten businesses representing in excess of $700 million in annual net sales. We believe our position as the leading replacement tire distributor in the United States, combined with our access to capital and our scalable platform, allows us to make acquisitions at attractive post-synergy valuations.

Expand Penetration of the Emerging Automotive Dealership Channel. Automotive dealerships are focused on growing their service business in an effort to expand profitability, and we believe they view having replacement tire capabilities as an important service element. Between 1990 and 2009, automotive dealerships have enjoyed a large increase in market share, moving from 1.0% of the U.S. replacement tire market to 5.5% of the market according to Modern Tire Dealer. During 2010 we began to train and deploy sales personnel to help build our sales at these accounts. In addition, we continue to strengthen and expand our relationships with the automobile manufacturers to further grow our share of tire sales to their dealerships.

Grow TireBuyer.com® into a Premier Internet Tire Provider. TireBuyer.com® is an Internet site that enables our local independent tire retailer customers to connect with consumers and sell to them over the Internet. TireBuyer.com® allows our broad base of independent tire retailer customers to participate in a greater share of the growing Internet tire market. We believe that TireBuyer.com® complements and services our participating local independent tire retailers by providing them access to a sales and marketing channel previously unavailable to them. Since launching TireBuyer.com® in late 2009, we have continued to enhance the online consumer experience and have seen increased consumer traffic on the site.

The Transactions

The Merger

On April 20, 2010, Accelerate Holdings Corp. and Merger Sub entered into an agreement and plan of merger with Holdings (the “Merger Agreement”). On May 28, 2010, pursuant to the Merger Agreement, Merger Sub merged with and into Holdings, with Holdings being the surviving corporation (the “Merger”). As a result of the Merger, the Sponsor beneficially owns substantially all of Holdings’ issued and outstanding capital stock.

The Merger was financed by, and we repaid certain of our existing debt and paid related fees, expenses and debt tender premiums with, (i) $635.0 million in aggregate principal amount of debt financing consisting of borrowings under the Issuer’s Fifth Amended and Restated Credit Agreement, dated as of May 28, 2010 (as subsequently amended, the “ABL Facility”), which we entered into in connection with the Merger, the issuance of the old notes and the issuance of $200 million of 11.50% Senior Subordinated Notes due 2018 (the “Senior Subordinated Notes”), and (ii) $663.6 million of common equity capital from the Sponsor and certain co-investors.

The Related Financing Transactions

Concurrently with the closing of the Merger, we entered into the following financing transactions (the “Financing Transactions”):

•	the borrowing of approximately $185.0 million under the $450.0 million ABL Facility;

•	the issuance of $250.0 million aggregate principal amount of old notes; and

•	the issuance of $200.0 million aggregate principal amount of Senior Subordinated Notes.

The Tender Offers and Consent Solicitations

On May 4, 2010, Merger Sub commenced cash tender offers (each an “Offer” and collectively, the “Offers”) for any and all of (i) the Issuer’s Senior Floating Rate Notes due 2012 (the “Existing Floating Rate Notes”), (ii) the Issuer’s 10 3/4% Senior Notes due 2013 (the “Existing Fixed Rate Notes”) and (iii) Holdings’ 13% Senior Discount Notes due 2013 (the “Existing Discount Notes” and, together with the Existing Fixed Rate Notes and the Existing Floating Rate Notes, the “Existing Notes”). In conjunction with such Offers, Merger Sub solicited consents to eliminate most of the restrictive covenants and certain events of default and to modify the covenant regarding consolidations, mergers and sales of assets contained in the indentures governing the Existing Notes.

All of the Existing Notes were validly tendered pursuant to the Offers and were subsequently purchased and retired by Merger Sub. The aggregate total consideration paid by Merger Sub in respect of the Existing Notes pursuant to the Offers and consent solicitations was $346.7 million.

The Merger, the Financing Transactions and the Offers are collectively referred to herein as the “Transactions.” For a more complete description of the Transactions, see “The Transactions,” “Unaudited Pro Forma Condensed Consolidated Financial Data” and “Description of Other Indebtedness.”

Organizational Structure

The following chart summarizes our organizational structure, equity ownership and our principal indebtedness. This chart is provided for illustrative purposes only and does not represent all obligations of the Company.

(1)	Investment entities affiliated with the Sponsor own substantially all of the issued and outstanding capital stock of Accelerate Parent.
(2)	As of October 2, 2010 the Issuer had approximately $197.7 million outstanding under the ABL facility.
(3)	The collateral securing the notes includes the pledge of capital stock of these entities.
(4)	For the nine months ended October 2, 2010, Tire Pros Francorp represented approximately 0.04% of our net sales and did not have operating earnings or contribute to our Adjusted EBITDA.

Corporate Information

American Tire Distributors, Inc. was incorporated in Delaware in 1998. Our principal executive offices are located at 12200 Herbert Wayne Court, Suite 150, Huntersville, North Carolina 28078, and our telephone number at that address is (704) 992-2000.

Our Sponsor

TPG Capital is the global buyout group of TPG, a leading private investment firm founded in 1992 with approximately $48 billion of assets under management and offices in San Francisco, London, Hong Kong, New York, Fort Worth, Melbourne, Moscow, Mumbai, Paris, Luxembourg, Beijing, Shanghai, Singapore and Tokyo. TPG Capital has extensive experience with global public and private investments executed through leveraged buyouts, recapitalizations, spinouts, joint ventures and restructurings. TPG Capital invests in a variety of industries including retail, manufacturing, financial services, travel and entertainment, technology, media, telecommunications and healthcare.

Risk Factors

You should carefully consider the information set forth under the caption “Risk Factors” of this prospectus before deciding to invest in the new notes.

The Exchange Offer

On May 28, 2010, we completed a private placement of the outstanding, unregistered old notes. In connection with that issuance, we entered into a registration rights agreement in which we agreed, among other things, to deliver this prospectus to you and to use our commercially reasonable efforts to complete the exchange offer. The following is a summary of the exchange offer. See “The Exchange Offer” on page 103 for a more complete description of the terms of the exchange offer.

Old Notes	Our 9.750% Senior Secured Notes due 2017, which were issued on May 28, 2010.

New Notes	Our 9.750% Senior Secured Notes due 2017. The terms of the new notes are identical to the terms of the old notes, except that the transfer restrictions, the registration rights and provisions for additional interest relating to the old notes do not apply to the new notes.

The Exchange Offer	We are offering to exchange up to $250.0 million aggregate principal amount of our new notes, which will be registered under the Securities Act, for up to $250.0 million aggregate principal amount of our old notes, on the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal, which we refer to as the “exchange offer.” You may tender old notes only in denominations of $2,000 and integral multiples of $1,000 in excess thereof. The old notes we are offering to exchange hereby were issued under an indenture dated as of May 28, 2010, which will also govern the new notes.

Resale of New Notes by Holders Other Than Broker-Dealers	Based on interpretations of the SEC staff in no-action letters issued to third parties, if you are not a broker-dealer, we believe that you may resell and transfer the new notes issued pursuant to the exchange offer in exchange for old notes without compliance with the registration and prospectus delivery requirements of the Securities Act, unless you:

•	are an “affiliate” of ours within the meaning of Rule 405 under the Securities Act;

•	acquired the new notes other than in the ordinary course of your business;

•	have an arrangement with any person to engage in the distribution of the new notes; or

•	are prohibited by any law or policy of the SEC from participating in the exchange offer.

If you fall within one of the exceptions listed above or have tendered in the exchange offer for the purpose of participating in a distribution of the new notes, you cannot rely on the applicable interpretations of the SEC staff and you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction.

Resale of New Notes by Broker-Dealers	This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where such old notes were acquired by such broker-dealer (i) as a result of market-making activities or other trading activities and (ii) not directly from us for resale under Rule 144A, Regulation S or another available exemption under the Securities Act. We have agreed that we will make this prospectus available to any broker-dealer for use in connection with any such resale for a period ending on the earlier of (i) 180 days from the date on which the registration statement relating to this exchange offer is declared effective and (ii) the date on which a broker-dealer is no longer required to deliver a prospectus in connection with market-making or other trading activities. Please read “Plan of Distribution.” Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

A broker-dealer that acquired any of its old notes directly from us for resale under Rule 144A, Regulation S or any other available exemption under the Securities Act and not as a result of market-making activities or other trading activities cannot rely on the applicable interpretations of the SEC staff described above and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction.

Consequences If You Do Not Exchange Your Old Notes	Old notes that are not tendered in the exchange offer or that are not accepted for exchange will continue to be subject to the restrictions on transfer described in the legend on your old notes. In general, you may only offer or sell the old notes if they are registered under the Securities Act and applicable state securities laws, or offered and sold under an exemption from these requirements. After the completion of the exchange offer, we will no longer have an obligation to register the old notes, except in limited circumstances as required by the registration rights agreement. The tender of old notes under the exchange offer will reduce the principal amount of the currently outstanding old notes. The corresponding reduction in liquidity may have an adverse effect upon, and increase the volatility of, the market price of any old notes that you continue to hold following completion of the exchange offer.

For more information, see “The Exchange Offer—Consequences of Not Tendering.”

Expiration Date	The exchange offer will expire at 5:00 p.m., Eastern Time, on March 14, 2011, unless we decide to extend it.

Conditions to the Exchange Offer	The exchange offer is conditioned upon the effectiveness of this registration statement and certain other customary conditions, as discussed in “The Exchange Offer—Conditions to the Exchange Offer.”

Procedures for Tendering Old Notes	If you wish to accept the exchange offer, you must deliver to the exchange agent:

•

either a completed and signed letter of transmittal or, for old notes tendered electronically, an agent’s message from The Depository Trust Company, or DTC, stating that the tendering participant agrees to be bound by the letter of transmittal and the terms of the exchange offer;

•	your old notes, either by tendering them in certificated form or by timely confirmation of book-entry transfer through DTC; and

•	any other documents required by the letter of transmittal.

These actions must be completed before the expiration of the exchange offer. If you hold old notes through DTC, you must comply with its standard for electronic tenders, by which you will agree to be bound by the letter of transmittal.

For more information, see “The Exchange Offer—Terms of the Exchange” and “The Exchange Offer—Procedures for Tendering.”

Special Procedures for Beneficial Holders	If you beneficially own old notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your old notes in the exchange offer, you should contact the registered holder promptly and instruct such person to tender on your behalf. If you wish to tender your old notes in the exchange offer on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your old notes, either arrange to have the old notes registered in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

Guaranteed Delivery Procedures	If you desire to tender your old notes in the exchange offer and:

1.	the old notes are not immediately available;

2.	time will not permit delivery of the old notes and all required documents to the exchange agent on or prior to the expiration date; or

3.	the procedures for book-entry transfer cannot be completed on a timely basis;

you may nevertheless tender the old notes, provided that you comply with all of the guaranteed delivery procedures set forth in “The Exchange Offer—Guaranteed Delivery Procedures.”

Withdrawal Rights	You may withdraw your tender of old notes at any time prior to 5:00 p.m., Eastern Time, on the expiration date and, if not previously accepted for exchange, after April 8, 2011. Any withdrawn old notes will be credited to the tendering holder’s account at DTC or, if the withdrawn old notes are held in certificated form, will be returned to the tendering holder. We will accept for exchange any and all old notes validly tendered and not withdrawn prior to the expiration of the exchange offer.

Acceptance of Old Notes and Delivery of New Notes	Subject to customary conditions, if you fulfill all conditions required for proper acceptance of old notes we will accept any and all old notes that you validly tender in the exchange offer before 5:00 p.m., Eastern Time, on the expiration date of the exchange offer. We will return any old note that we do not accept for exchange, without expense, promptly after the expiration date. We will deliver the new notes promptly after the expiration date and acceptance of the old notes for exchange. Please read “The Exchange Offer—Terms of the Exchange Offer.”

U.S. Federal Income Tax Considerations	The exchange of new notes for old notes in the exchange offer will not be a taxable event for U.S. federal income tax purposes. See “Material U.S. Federal Tax Consequences” for more information regarding the tax consequences to you of the exchange offer.

Use of Proceeds	We will not receive any proceeds from the exchange or the issuance of new notes in connection with the exchange offer.

Fees and Expenses	We will pay all expenses related to the exchange offer.

Accounting Treatment	We will record the new notes in our accounting records at the same carrying value as the old notes. Accordingly, we will not recognize any gain or loss for accounting purposes in connection with the exchange offer.

Exchange Agent	We have appointed The Bank of New York Mellon Trust Company, N.A., as exchange agent for the exchange offer. The address, telephone number and facsimile number of the exchange agent are set forth below under “The Exchange Offer—Exchange Agent.”

The New Notes

The form and terms of the new notes are the same as the form and terms of the old notes, except that:

•	the new notes will be registered under the Securities Act and will therefore not bear legends restricting their transfer; and

•

specified rights under the registration rights agreement we entered into in connection with the issuance of the old notes, including provisions providing for registration rights and the payment of additional interest in specified circumstances, will be limited or eliminated.

The new notes will evidence the same indebtedness as the old notes for which they will be exchanged and will rank equally with the old notes. The same indenture will govern both the old notes and the new notes. Unless the context otherwise requires, when we refer to the old notes, we also refer to the guarantees associated with the old notes, and when we refer to the new notes, we also refer to the guarantees associated with the new notes.

The following is a brief summary of the material terms of the new notes. For a more complete description of the terms of the new notes, please read “Description of the New Notes” below.

Issuer	American Tire Distributors, Inc., a Delaware corporation.

Securities Offered	$250.0 million aggregate principal amount of 9.750% Senior Secured Notes due 2017.

The new notes are being offered under an indenture dated as of May 28, 2010, pursuant to which we previously issued the old notes.

Maturity Date	June 1, 2017

Interest Rate	Interest will accrue at a rate of 9.750% per annum.

Interest Payment Dates	Interest is payable semi-annually on June 1 and December 1 of each year. Interest accrued through the expiration date of the exchange offer on old notes that are exchanged for new notes will be paid to holders of record of the new notes on the next regular payment date.

Guarantees	The new notes will be fully and unconditionally guaranteed, jointly and severally, on a senior secured basis, by Holdings, our parent company, and by Am-Pac, one of our two existing subsidiaries, and will be guaranteed by future domestic restricted subsidiaries that also guarantee certain of our other debt and any future foreign restricted subsidiaries that guarantee the ABL Facility or other capital markets debt securities, subject to certain exceptions. The guarantees may be released under certain circumstances. The new notes will not be guaranteed by Tire Pros Francorp.

For more information, see “Description of the New Notes—Guarantees.”

Security	The new notes and the guarantees will be our and the guarantors’ general senior secured obligations. The new notes will be secured by

(i) a first priority lien on substantially all of our assets as well as the assets of Am-Pac and any future subsidiary that guarantees the new notes (other than accounts receivable, inventory and related assets and subject to certain exceptions), as well as on our capital stock and the capital stock of Am- Pac, Tire Pros Francorp and any future material restricted subsidiary directly wholly-owned by us or a subsidiary guarantor, and (ii) a second-priority lien on substantially all of our accounts receivable and related assets as well as the accounts receivable and related assets of Am-Pac and any future subsidiary guarantor, in each case subject to permitted liens and as described in this prospectus. The new notes will not be secured by any of our inventory.

For more information, see “Description of the New Notes—Security for the New Notes.”

Ranking	The new notes and the guarantees thereof will be our and the guarantors’ senior secured obligations and will rank:

•	equal in right of payment with all of our and the guarantors’ existing and future senior indebtedness;

•	senior to all of our and the guarantors’ existing and future subordinated indebtedness, including our Senior Subordinated Notes due 2018;

•

junior in priority as to collateral that secures the ABL Facility on a first-priority lien basis with respect to our and the guarantors’ obligations under the ABL Facility, any other debt that has a priority security interest relative to the new notes in the collateral that secures the ABL Facility and all cash management and hedging obligations incurred with any lender under the ABL Facility or any affiliate of any such lender; and

•	equal in priority as to collateral that secures the new notes and the guarantees on a first-priority lien basis with respect to any other pari passu lien obligations incurred after the issue date.

The new notes will also be structurally junior to the liabilities of Tire Pros Francorp and any future non-guarantor subsidiaries. For the nine months ended October 2, 2010, Tire Pros. Francorp represented approximately 0.04% of our net sales, did not have operating earnings and did not contribute to our Adjusted EBITDA. In addition, as of October 2, 2010, Tire Pros Francorp held approximately 0.1% of our consolidated assets and had approximately $4.4 million of liabilities (including trade payables).

As of October 2, 2010, the Issuer had approximately $197.7 million of secured indebtedness outstanding under the ABL Facility, with up to an additional $232.7 million available for borrowing under the ABL Facility (after giving effect to customary reserves and $7.9 million of outstanding letters of credit) and $14.1 million in capitalized leases, all of which would be effectively senior in priority to the new notes to the extent of the value of the collateral that secures such indebtedness and capitalized leases.

For more information, see “Description of the New Notes—Ranking.”

Optional Redemption	We may redeem the new notes at any time on or after June 1, 2013 at the redemption prices described under the heading “Description of the New Notes—Optional Redemption,” plus accrued and unpaid interest, if any, to the date of redemption.

Additionally, we may redeem all or part of the new notes at any time prior to June 1, 2013 at a redemption price equal to 100% of the principal amount of new notes redeemed, plus an applicable premium, and accrued and unpaid interest, if any, to the date of redemption.

For more information, see “Description of the New Notes—Optional Redemption.

Optional Redemption After Equity Offering	At any time before June 1, 2013, we may redeem up to 35% of the aggregate principal amount of the new notes issued with the net proceeds of certain equity offerings, so long as:

•	we pay a price equal to 109.750% of the principal amount of the new notes plus accrued and unpaid interest, if any, to the date of redemption;

•	we redeem the new notes within 120 days of completing the equity offering; and

•	at least 50% of the aggregate principal amount of the new notes remains outstanding afterwards.

Change of Control Offer	If we experience a change of control, we must offer to repurchase all of the new notes at 101% of their face amount, plus accrued and unpaid interest. We may not be able to pay the required price for the new notes presented to us at the time of a change of control because we might not have enough funds at the time. For more information, see “Description of the New Notes—Repurchase at the Option of Holders—Change of Control.”

Asset Sale Proceeds	If we or our restricted subsidiaries engage in asset sales, we generally must either invest the net cash proceeds from such asset sales in our business within a specific period of time, prepay our or the guarantors’ secured debt in the case of sales of collateral or senior debt in the case of sales of non-collateral or make an offer to purchase a principal amount of the new notes with the excess net cash proceeds, subject to certain exceptions. The purchase price of the new notes will be 100% of their principal amount plus accrued and unpaid interest, if any. For more information, see “Description of the New Notes—Repurchase at the Option of Holders—Asset Sales.”

Restrictive Covenants	The indenture governing the new notes will contains covenants that, among other things, limit our ability and the ability of our restricted subsidiaries to:

•	incur or guarantee additional indebtedness or issue preferred stock;

•	pay dividends or distributions on, or redeem or repurchase, its capital stock;

•	make certain investments;

•	create liens on its assets;

•	sell assets;

•	agree to any restrictions on the ability of restricted subsidiaries to make payments to us;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

•	engage in transactions with affiliates; and

•	designate to restricted subsidiaries as unrestricted subsidiaries.

These covenants are subject to a number of important limitations and exceptions. For more information, see “Description of the New Notes—Certain Covenants.”

Risk Factors	You should carefully consider all of the information set forth in this prospectus. Investing in the new notes involves substantial risk and investors should evaluate the specific factors set forth under “Risk Factors” beginning on page 18 before deciding to invest in the new notes.

Governing Law	The notes are governed by and construed in accordance with the laws of the State of New York.

Summary Historical and Pro Forma Condensed Consolidated Financial Data

The following table sets forth our summary historical and pro forma condensed consolidated financial data for the periods indicated. Our fiscal year is based on either a 52- or 53-week period ending on the Saturday closest to each December 31. Therefore, the financial results of certain fiscal years and fiscal quarters will not be exactly comparable to other fiscal years and fiscal quarters. Fiscal 2007, which ended December 29, 2007, and fiscal 2009, which ended January 2, 2010, contain operating results for 52 weeks. Fiscal 2008, which ended January 3, 2009, contains operating results for 53 weeks. The nine months ended October 3, 2009 contains operating results for 39 weeks. The five months ended May 28, 2010 contains operating results for 21 weeks. The four months ended October 2, 2010 contains operating results for 18 weeks.

In the following table, periods prior to May 28, 2010 reflect our financial position, results of operations, and changes in financial position prior to the Merger, which we refer to as the Predecessor. Periods after May 28, 2010 reflect our financial position, results of operations, and changes in financial position after the Merger, which we refer to as the Successor.

The summary consolidated statements of operations data presented below for fiscal 2007, 2008 and 2009 and the balance sheet data as of January 3, 2009 and January 2, 2010 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated balance sheet data as of December 29, 2007 have been derived from our audited consolidated financial statements not included herein. Our accompanying unaudited historical interim consolidated statements of operations for the nine months ended October 3, 2009, the five months ended May 28, 2010 and the four months ended October 2, 2010 and the balance sheet data as of October 2, 2010 have been derived from our unaudited consolidated financial statements, which are included elsewhere in this prospectus. The unaudited consolidated financial statements were prepared on a basis consistent with our annual audited consolidated financial statements. In the opinion of management, the unaudited consolidated financial statements include all adjustments, consisting only of normal and recurring adjustments, necessary for a fair statement of the results for those periods. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year or any future period. Our historical operating results are not necessarily indicative of future operating results.

The summary unaudited pro forma condensed consolidated financial data for fiscal 2009 have been derived from our audited consolidated financial statements appearing elsewhere in this prospectus and give pro forma effect to the consummation of the Transactions as if they had occurred on January 4, 2009. The summary unaudited pro forma condensed consolidated financial data for the nine months ended October 2, 2010 have been derived from our unaudited consolidated financial statements appearing elsewhere in this prospectus and give pro forma effect to the consummation of the Transactions as if they had occurred on January 4, 2009.

The unaudited pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. The summary unaudited pro forma condensed consolidated financial data are for informational purposes only and do not purport to represent what our results of operations or financial position actually would have been if the Transactions had occurred at any date, and such data do not purport to project our financial position as of any date or our future results of operations for any future period. See “Unaudited Pro Forma Condensed Consolidated Financial Data” for a complete description of the adjustments and assumptions underlying these summary unaudited pro forma condensed consolidated financial data.

You should read the summary financial data presented below in conjunction with “The Transactions,” “Unaudited Pro Forma Condensed Consolidated Financial Data,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Predecessor					Successor	Pro Forma
	Fiscal			Nine Months Ended October 3, 2009	Five Months Ended May 28, 2010	Four Months Ended October 2, 2010	Fiscal 2009	Nine Months Ended October 2, 2010
	2007	2008	2009
	(dollars in thousands)
Statement of Operations Data:
Net sales	$1,877,480	$1,960,844	$2,171,787	$1,645,046	$934,925	$885,596	$2,171,787	$1,820,521
Cost of goods sold, excluding depreciation included in selling, general and administrative expenses below	1,552,975	1,605,064	1,797,905	1,364,554	775,678	790,259	1,797,905	1,565,937
Selling, general and administrative expense	258,347	274,412	306,189	233,602	135,146	125,997	344,273	277,296
Transaction expenses	—	—	—	—	42,608	985	—	2,409

Operating income (loss)	66,158	81,368	67,693	46,890	(18,507)	(31,645)	29,609	(25,121)
Other expense:
Interest expense	(61,633)	(59,169)	(54,415)	(41,345)	(32,669)	(21,462)	(61,697)	(48,461)
Other, net	(285)	(1,155)	(1,020)	(845)	(127)	(482)	(1,020)	(609)

Income (loss) before income taxes	4,240	21,044	12,258	4,700	(51,303)	(53,589)	(33,108)	(74,191)
Income tax provision (benefit)	2,867	11,373	7,326	2,356	(15,227)	(17,083)	(10,367)	(20,337)

Net income (loss)	$1,373	$9,671	$4,932	$2,344	$(36,076)	$(36,506)	$(22,741)	$(53,854)

Other Financial Data:
EBITDA (1)	$93,969	$105,743	$98,751	$69,618	$(3,927)	$(9,070)
Adjusted EBITDA (2)	95,397	106,994	101,035	71,274	45,696	54,976

Balance Sheet Data:
Cash and cash equivalents	$4,749	$8,495	$7,290	$6,446		$11,977
Working capital (3)	186,556	288,313	197,317	243,067		251,655
Total assets	1,210,696	1,390,860	1,300,624	1,296,567		2,047,815
Total debt, including capital leases	539,853	642,434	549,576	589,416		666,044
Total redeemable preferred stock	21,450	23,941	26,600	25,918		—
Stockholders’ equity	216,395	224,486	230,647	228,045		636,080

(1)	EBITDA represents earnings before interest, taxes, depreciation and amortization. For further information on EBITDA, see the notes to Selected Historical Consolidated Financial Data which is included elsewhere in this document.
(2)	Adjusted EBITDA represents earnings before interest, taxes, depreciation and amortization and certain other adjustments. For further information on Adjusted EBITDA, see the notes to Selected Historical Consolidated Financial Data which is included elsewhere in this document.
(3)	Working Capital is defined as current assets minus current liabilities.

RISK FACTORS

You should carefully consider the following risks, in addition to the other information contained in this prospectus, before making any decision regarding the exchange offer. The risks described below could materially adversely affect our business, financial condition or results of operations. In such case, you may lose all or part of your original investment.

Risks Relating to Our Business

Demand for tire products is lower when general economic conditions are weak. Decreases in the availability of consumer credit or consumer spending could adversely affect our business, results of operations or cash flows.

The popularity, supply and demand for tire products changes from year to year based on consumer confidence, the volume of tires reaching the replacement tire market and the level of personal discretionary income, among other factors. Decreases in the availability of consumer credit or decreases in consumer spending as a result of recent economic conditions, including increased unemployment and rising fuel prices, may cause consumers to delay tire purchases, reduce spending on tires or purchase less expensive tires. These changes in consumer behavior could reduce the number of tires we sell, reduce our net sales or cause a change in our product mix toward products with lower per-tire margins, any of which could adversely affect our business, results of operations or cash flows.

Local economic, employment, weather, transportation and other conditions also affect tire sales, on both a wholesale and retail basis. Such fluctuations have been exacerbated by the current economic downturn. We cannot, as a result of these factors and others, assure you that our business will continue to generate sufficient cash flows to finance or grow our business or that our cash needs will not increase. For instance, in 2008, rising fuel costs, increased unemployment and tightening credit caused a decrease in miles driven and consumer spending, both of which we believe caused a decrease in unit sales in the U.S. replacement tire industry. Similarly, industry-wide unit sales decreased in 2006 primarily due to increases in, and consumer expectations about future increases in, interest rates, minimum credit card payments and fuel costs. Our business was adversely affected as a result of these industry-wide events and we may be adversely affected by similar events in the future.

Our business requires a significant amount of cash, and fluctuations in our cash flows may adversely affect our ability to fund our business or acquisitions or satisfy our debt obligations.

Our ability to fund working capital needs and planned capital expenditures and acquisitions and our ability to satisfy our debt obligations depend on our ability to generate cash flows. If we are unable to generate sufficient cash flows from operations to meet these needs, we may need to refinance all or a portion of our existing debt, obtain additional financing or reduce expenditures that we deem necessary to our business. Further, our ability to grow our business and market share through acquisitions may be impaired. We cannot assure you that we would be able to obtain refinancing of this kind on favorable terms or at all or that any additional financing could be obtained. The inability to obtain additional financing could materially and adversely affect our business, financial condition and cash flows.

The industry in which we operate is highly competitive and our failure to effectively compete may adversely affect our results of operations, financial condition and cash flows.

The industry in which we operate is highly competitive. In the United States, replacement tires are sold to consumers through several different outlets, including local independent tire retailers and mass merchandisers, warehouse clubs, tire manufacturer-owned stores, automotive dealerships, service stations and web-based marketers. A number of independent wholesale tire distributors compete with us in the regions in which we do business. Most of our tire retailer customers buy products from both us and our competitors. We cannot assure you that we will be able to compete successfully in our markets in the future. Furthermore, some of our competitors, including mass merchandisers, warehouse clubs and tire manufacturers, are significantly better financed than us and have greater resources. See “Business—Competition.”

We would also be adversely affected if certain channels in the replacement tire market, including mass merchandisers and warehouse clubs, gain market share at the expense of the local independent tire retailers, as our market share in those channels is lower.

We depend on manufacturers to provide us with the products we sell and disruptions in these relationships or manufacturers’ operations could adversely affect our results of operations, financial condition or cash flows.

There are a limited number of tire manufacturers worldwide. Accordingly, we rely on a limited number of tire manufacturers to supply us with the products we sell, including flag and associate brands and our proprietary brands. Our business depends on developing and maintaining productive relationships with these manufacturers. Outside of our proprietary brands, we do not have long-term contracts with these manufacturers, and we cannot assure you that these manufacturers will continue to supply products to us on favorable terms or at all. Many of our supplier manufacturers are free to terminate their business relationship with us with little or no notice and may elect to do so for any reason or no reason. Further, certain of our key suppliers also compete with us as they distribute and sell tires to certain of our tire retailer customers. A move towards this business model among our supplier manufacturers could adversely affect our results of operations, financial condition or cash flows.

In addition, our growth strategy depends in part on our ability to make selective acquisitions, but manufacturers may not be willing to supply the companies we acquire, which could adversely affect our business and results of operations. Furthermore, we could be adversely affected if any significant manufacturer experiences financial, operational, production, supply, labor or quality assurance difficulties that result in a reduction or interruption in our supply, or if they otherwise fail to meet our needs. These risks have been more pronounced recently in light of the economic downturn, commodity price volatility and governmental actions. In addition, our failure to order or promptly pay for sufficient quantities of our products may result in an increase in the unit cost of the products we purchase, a reduction in cooperative advertising and marketing funds, or a manufacturer’s unwillingness or refusal to sell products to us. If we are required to replace our manufacturers, we could experience cost increases, time delays in deliveries and a loss of customers, any of which would adversely affect us. Finally, although most newly manufactured tires are sold in the replacement tire market, manufacturers pay disproportionate attention to automobile manufacturers that purchase tires for new cars. Increased demand from automobile manufacturers could result in cost increases and time delays in deliveries to us, any of which could adversely affect us.

We are reliant upon information technology in the operation of our business.

We rely on electronic information and telephony systems to support all aspects of our geographically diverse business operations, including our inventory control, distribution network and order placement and fulfillment. A prolonged interruption or failure of any of these systems or their connective networks could have a material adverse effect on our business, results of operations, financial condition or cash flows.

Pricing volatility for raw materials could result in increased costs and may affect our profitability.

Costs for certain raw materials used in manufacturing the products we sell, including natural rubber, chemicals, steel reinforcements, carbon black, synthetic rubber and other petroleum-based products, are volatile. Increasing costs for raw materials supplies would result in increased production costs for tire manufacturers. Tire manufacturers typically pass along a portion of their increased costs to us through price increases. While we typically try to pass increased prices and fuel costs through to tire retailers or to modify our activities to mitigate the impact of higher prices, we may not be successful. Failure to fully pass these increased prices and costs through to tire retailers or to modify our activities to mitigate the impact would adversely affect our operating margins and results of operations. Further, even if we do successfully pass along these costs, demand for tires may decline as a result of the increased costs, which would adversely affect us.

We may be unable to identify desirable acquisition targets or future acquisitions may not be successful.

We plan to investigate and acquire strategic businesses or product lines with the potential to be accretive to earnings, increase our market penetration, strengthen our market position or enhance our existing product offering. We cannot assure you, however, that we will identify or successfully complete transactions with suitable acquisition candidates in the future. A failure to identify and acquire desirable acquisition targets may slow growth in our annual unit volume, which could adversely affect our existing business, financial condition, results of operations or cash flows.

We also cannot assure you that completed acquisitions will be successful. If an acquired business fails to operate as anticipated or cannot be successfully integrated with our existing business, our financial condition, results of operations or cash flows could be adversely affected.

Future acquisitions could require us to issue additional debt or equity.

If we were to undertake a substantial acquisition, the acquisition would likely need to be financed in part through additional financing from banks or through public offerings or private placements of debt or equity securities or other arrangements. We cannot assure you that the necessary acquisition financing would be available to us on acceptable terms if and when required, particularly because we are currently highly leveraged, which may make it difficult or impossible for us to secure financing for acquisitions. If we were to undertake an acquisition by issuing equity securities or equity-linked securities, the acquisition may have a dilutive effect on the interests of the holders of our common shares. If we were to undertake an acquisition by incurring additional debt, the risks associated with our already substantial level of indebtedness could intensify. See “Risks Relating to Our Indebtedness and the Notes.”

Attempts to expand our distribution services into new domestic geographic markets may adversely affect our business, results of operations, financial condition or cash flows.

We plan to expand our distribution services into new domestic geographic markets, which will require us to make capital investments to extend and develop our distribution infrastructure. We may not achieve profitability in new regions for a period of time. If we do not successfully add new distribution centers and routes, we experience unanticipated costs or delays or we experience competition in such markets that is greater than we expect, our business, results of operations, financial condition or cash flows may be adversely affected.

Our business strategy relies increasingly upon online commerce. If our customers were unable to access any of our websites, such as ATDOnline®, our business and operations could be disrupted and our operating results would be adversely affected.

Customers’ access to our websites directly affects the volume of orders we fulfill and our revenues. Approximately 64% of our total order volume in fiscal 2009 was placed online using ATDOnline®, up from approximately 56% in fiscal 2007. For the nine months ended October 2, 2010, 63% of our total order volume was ordered through ATDOnline®. We expect our Internet-generated business to continue to grow as a percentage of overall sales. To be successful, we must ensure that ATDOnline® is well supported and functional on a 24/7 basis. If we are not able to continuously make these ordering tools available to our customers, there could be a decline in online orders and a decrease in our net sales.

We may not successfully execute our plan to grow our TireBuyer.com® service or we may not attain the growth we expect from our TireBuyer.com® service.

In late 2009, we launched TireBuyer.com®, an Internet site which enables our local independent tire retailer customers to access the online tire consumer market and sell tires to consumers over the Internet. We expect that by growing and developing our TireBuyer.com® service, we can leverage our tire retailer customer footprint to capture a greater share of the Internet tire market. For TireBuyer.com® to be successful, however, we must ensure that it is well supported and functional on a 24/7 basis. In addition, TireBuyer.com® faces significant competition from other online participants, some of which have significantly larger Internet market share, longer Internet market presence, greater Internet marketing experience and better name recognition than we enjoy. We may fail to successfully grow, develop or support the TireBuyer.com® service or we may not attain the growth or benefits we expect TireBuyer.com® to provide us due to strong competition or other factors, which may adversely affect our business, financial condition or results of operations.

Because the majority of our inventory is stored in our warehouse distribution centers, a disruption in our warehouse distribution centers could adversely affect our results of operations by increasing our cost and distribution lead times.

We maintain the majority of our inventory in 85 distribution centers. Serious disruptions affecting these distribution centers or the flow of products in or out of these centers, including disruptions from inclement weather, fire, earthquakes or other causes, could damage a significant portion of our inventory and could adversely affect our ability to distribute our products to tire retailers in a timely manner or at a reasonable cost. During the time that it may take us to reopen or replace a distribution center, we could incur significantly higher costs and longer lead times associated with distributing our products to tire retailers, which could adversely affect our reputation, as well as our results of operations and our customer relationships.

If we experience problems with our fleet of trucks or are otherwise unable to make timely deliveries of our products to our customers, our business and reputation could be adversely affected.

We use a fleet of trucks to deliver our products to our customers, most of which are leased from third parties. We are subject to the risks associated with product delivery, including inclement weather, disruptions in the transportation infrastructure, disruptions in our lease arrangements, availability and price of fuel, and liabilities arising from accidents to the extent we are not covered by insurance. Our failure to deliver tires and other products in a timely and accurate manner could harm our reputation and brand, which could adversely affect our business and reputation.

Participants in our Tire Pros® franchise program are independent operators, and we have limited influence over their operations. Our Tire Pros® franchisees could take actions that could harm the value of the Tire Pros® franchise, or could be unwilling or unable to continue to participate in the program, which could materially and adversely affect our business, results of operations, financial condition and cash flows.

Participants in our Tire Pros® franchise program are independent operators and have significant discretion in running their operations. Their employees are not our employees. Franchisees could take actions that subject them to legal and financial liabilities, and we may, regardless of the actual validity of such a claim, be named as a party in an action relating to, or be held liable for, the conduct of our franchisees if it is shown that we exercise a sufficient level of control over a particular franchisee’s operation. In addition, the quality of franchise operations may be diminished by any number of factors beyond our control. We do not offer financial or management services to our franchisees, which may not have sufficient resources or expertise to operate their businesses at the level we would expect. While we ultimately can take action to terminate franchisees that do not comply with the standards contained in our franchise agreements, we may not be able to identify problems and take action quickly enough and, as a result, the image and reputation of Tire Pros® may suffer, fewer tire retailers may become Tire Pros® franchisees and existing participants may leave the Tire Pros® program.

In addition, our franchise agreements have limited durations and our franchisees may not be willing or able to renew their franchise agreements with us. For example, a franchisee may decide not to renew due to a lawsuit or disagreement with us, dissatisfaction with the Tire Pros® program or a perception that the Tire Pros® program conflicts with other business interests. Similarly, a franchisee may be unable to renew its franchise agreement with us due to a bankruptcy or restructuring event or the failure to secure a real estate lease renewal, among other factors.

Our business, business prospects, results of operations, financial condition and cash flows could be adversely affected if we are forced to defend claims made against our franchisees, if others seek to hold us accountable for our franchisees’ actions, if the Tire Pros® program does not grow as we expect or if the Tire Pros® franchise program is not otherwise successful.

We could become subject to additional government regulation which could cause us to incur significant liabilities.

We are currently subject to federal and state laws and other regulations that apply to our business, including laws and regulations that affect tire distribution and sale, safety matters and tire specifications. Our costs of complying with these laws and regulations, including our operating expenses and liabilities arising under governmental regulations, may be increased in the future and additional fees and taxes may be imposed by governmental authorities. Future regulatory requirements, such as required disclosure of made-on dates for tires or an expansion of the Transportation Recall Enhancement Accountability and Documentation (TREAD) Act to cover tire distributors, could cause a material increase in our liabilities or operating expenses, which would materially and adversely affect our business, results of operations, financial condition and cash flows.

Loss of key personnel or failure to attract and retain highly qualified personnel could adversely affect our results of operations, financial condition and cash flows.

We are dependent on the continued services of our senior management team. We may not be able to retain our existing senior management, fill new positions or vacancies created by expansion or turnover, or attract additional senior management personnel. We believe the loss of such key personnel could adversely affect our financial performance. In addition, our ability to manage our anticipated growth will depend on our ability to identify, hire and retain qualified management personnel. We cannot assure you that we will attract and retain sufficient qualified personnel to meet our business needs.

Consolidation among customers may reduce our importance as a holder of sizable inventory, which could adversely affect our business and results of operations.

Our success has been dependent, in part, on the fragmented customer base in our industry. Due to the small size of most tire retailers, they cannot support substantial inventory positions and thus, as our size permits us to maintain a sizable inventory, we fill an important role. We do not generally have long-term arrangements with our tire retailer customers and they can cease doing business with us at any time. If a trend towards consolidation among tire retailers develops in the future, it could reduce our importance and reduce our revenues, margins and earnings. While the local independent tire retailer share of the replacement tire market has been relatively stable in the recent past, the share of larger tire retailers has grown at the expense of smaller tire retailers. If that trend continues, the number of tire retailers able to handle sizable inventory could increase, reducing the importance of distributors to the local independent tire retailer market.

We could be subject to product liability, personal injury or other litigation claims that could adversely affect our business, results of operations and financial condition.

Purchasers of our products, or their employees or customers, could be injured or suffer property damage from exposure to, or defects in, products we sell or distribute, or have sold or distributed in the past. We could be subject to claims, including personal injury claims. These claims may not be covered by insurance or tire manufacturers may be unwilling or unable to assume the defense of these claims, as they have in the past. In addition, if any tire manufacturer encounters financial difficulty or ceases to operate, it may not be able to assume the defense of such claims. We also may be subject to claims due to injuries caused by our truck drivers which may not be covered by insurance. As a result, the defense, settlement or successful assertion of any future product liability, personal injury or other litigation claims could cause us to incur significant costs and could have an adverse effect on our business, financial condition, results of operations or cash flows.

We could be adversely affected by compliance with environmental regulations and could incur costs relating to environmental matters, particularly those relating to our distribution centers.

We are subject to various federal, state, local and foreign environmental laws and regulations, as well as health and safety laws and regulations. Environmental laws are complex, change frequently and have tended to become more stringent over time. Compliance costs associated with current and future environmental and health and safety laws, particularly as they relate to our distribution centers, as well as liabilities arising from past or future releases of, or exposure to, hazardous substances, may adversely affect our business, results of operations, financial condition or cash flows.

Failure to maintain effective internal control over financial reporting could materially adversely affect our business, results of operations and financial condition.

Pursuant to the Sarbanes-Oxley Act of 2002, we are required to provide a report by management on internal control over financial reporting, including management’s assessment of the effectiveness of such control. Changes to our business will necessitate ongoing changes to our internal control systems and processes. Internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, the circumvention or overriding of controls or fraud. Therefore, even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If we fail to maintain adequate internal controls, including any required new or improved controls, we may be unable to provide financial information in a timely and reliable manner and might be subject to sanctions or investigation by regulatory authorities such as the SEC or the Public Company Accounting Oversight Board. Any such action could adversely affect our financial results or investors’ confidence in us and could cause the price of our securities to fall.

If we determine that our goodwill and other intangible assets have become impaired, we may record significant impairment charges, which would adversely affect our results of operations.

Goodwill and other intangible assets represent a significant portion of our assets. Goodwill is the excess of cost over the fair market value of net assets acquired in business combinations. In the future, goodwill and intangible assets may increase as a result of future acquisitions. We review our goodwill and intangible assets at least annually for impairment. Impairment may result from, among other things, deterioration in the performance of acquired businesses, adverse market conditions and adverse changes in applicable laws or regulations, including changes that restrict the activities of an acquired business. Any impairment of goodwill or other intangible assets would result in a non-cash charge against earnings, which would adversely affect our results of operations.

Affiliates of the Sponsor indirectly own substantially all our equity interests and may have conflicts of interest with us or the holders of the notes.

As a result of the Merger, investment funds affiliated with the Sponsor indirectly own substantially all of our capital stock, and the Sponsor’s designees hold a majority of the seats on our board of directors. As a result, affiliates of the Sponsor will have control over our decisions to enter into any corporate transaction and have the ability to prevent any transaction that requires the approval of stockholders regardless of whether holders of the notes believe that any such transactions are in their own best interests. For example, affiliates of the Sponsor could collectively cause us to make acquisitions that increase the amount of our indebtedness or to sell assets, or could cause us to issue additional capital stock or declare dividends. So long as investment funds affiliated with the Sponsor continue to indirectly own a significant amount of the outstanding shares of our capital stock, affiliates of the Sponsor will continue to be able to strongly influence or effectively control our decisions. The indenture governing the notes and our ABL Facility permit us to pay advisory and other fees, dividends and make other restricted payments to the Sponsor under certain circumstances and our arrangements with the Sponsor and its affiliates require us to pay certain fees on quarterly basis. See “Certain Relationships and Related Party Transactions.” In addition, the Sponsor has no obligation to provide us with any additional debt or equity financing.

Additionally, the Sponsor is in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us or that supply us with goods and services. The Sponsor may also pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us. You should consider that the interests of the Sponsor may differ from your interests in material respects. See “Certain Relationships and Related Party Transactions.”

Risks Relating to Our Indebtedness and the Notes

Our substantial indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under the notes and our other indebtedness.

We have a substantial amount of debt, which requires significant interest and principal payments. As of October 2, 2010 we had approximately $666.0 million of total indebtedness outstanding. Subject to the limits contained in our ABL Facility, the indenture governing the notes, the indenture governing our Senior Subordinated Notes and our other debt instruments, we may be able to incur substantial additional debt from time to time to finance working capital, capital expenditures, investments or acquisitions, or for other purposes. If we do so, the risks related to our high level of debt will intensify.

Specifically, our high level of debt could have important consequences to the holders of the notes, including the following:

•

making it more difficult for us to satisfy our obligations with respect to the notes and our other debt. Any failure to comply with the obligations under any of our debt instruments, including restrictive covenants, could result in a default under the indenture governing the notes and the agreements governing our other debt;

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements;

•

requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	exposing us to the risk of increased interest rates as a significant amount of our borrowings are at variable rates of interest, including borrowings under our ABL Facility;

•	limiting our flexibility in planning for and reacting to changes in the industry in which we compete;

•	placing us at a disadvantage compared to other, less leveraged competitors;

•	increasing our cost of borrowing; and

•

preventing us from raising the funds necessary to repurchase all notes tendered to us upon the occurrence of certain changes of control, which would constitute an event of default under the indenture governing the notes.

In addition, the indenture that governs the notes contains restrictive covenants (which are similar to covenants contained in the indenture that governs the Senior Subordinated Notes and our ABL Facility) that limit our ability to engage in activities that may be in our long term best interests. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all our debt.

Despite our current level of indebtedness, we may be able to incur substantially more debt. This could further exacerbate the other risks associated with our indebtedness.

We may be able to incur significant additional indebtedness in the future. Although the indenture governing the notes, the indenture governing the Senior Subordinated Notes and the ABL Facility contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions and the additional indebtedness incurred in compliance with these restrictions could be substantial. These restrictions also do not prevent us from incurring obligations, such as trade payables, that do not constitute indebtedness as defined under our debt instruments. In addition, our ABL Facility provided for unused commitments of $232.7 million as of October 2, 2010 (subject to a borrowing base and after giving effect to the issuance of $7.9 million of letters of credit). Furthermore, we may increase our commitments under our ABL Facility without the consent of lenders under our ABL Facility other than those lenders, who, in their discretion, issue a commitment to provide all or a portion of such increase by up to an additional $200.0 million, subject to certain conditions, including debt capacity under the indentures governing the notes and the Senior Subordinated Notes. To the extent new debt is added to our currently anticipated debt levels, the substantial risks associated with our indebtedness that are described above and below would increase. See “Description of Other Indebtedness” and “Description of the New Notes.”

Our variable rate indebtedness subject us to interest rate risk, which could cause our indebtedness service obligations to increase significantly.

Borrowings under our ABL Facility are at variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same, and our net income and cash flows, including cash available for servicing our indebtedness, would correspondingly decrease.

We may not be able to generate sufficient cash to service all of our indebtedness, including the notes, and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on and to refinance our indebtedness, including the notes, depends on and is subject to our financial condition and operating performance, which in turn are affected by general and regional economic, financial, competitive, business and other factors beyond our control, including the availability of financing in the international banking and capital markets. We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness, including the notes.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness, including the notes. Any refinancing of our indebtedness could be at higher interest rates and may require us to comply with more onerous covenants that could further restrict our business operations. We may not be able to effect any such alternative measures, if necessary, on commercially reasonable terms or at all and, even if successful, such alternative actions may not allow us to meet our scheduled debt service obligations. Our ABL Facility, the indenture governing the notes and the indenture governing the Senior Subordinated Notes restrict our ability to dispose of assets and use the proceeds from any such dispositions and also restrict our ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. We may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due. See “Description of Other Indebtedness” and “Description of the New Notes.”

If we cannot make scheduled payments on our debt, we will be in default and, as a result, holders of the notes or any of our other debt could declare all outstanding principal and interest to be due and payable, the lenders under the ABL Facility could terminate their commitments to loan money, our other secured lenders, if any, could foreclose against the assets securing such borrowings and we could be forced into bankruptcy or liquidation, in each case, which could result in your losing your investment in the notes.

If our operating performance declines, we may in the future need to obtain waivers from the required lenders under our ABL Facility to avoid being in default. If we breach our covenants under our ABL Facility and seek a waiver, we may not be able to obtain a waiver from the required lenders. If this occurs, we would be in default under our ABL Facility, and which would, if our obligations under the ABL Facility are accelerated, cause a default under the indenture governing the notes. In such case, the ABL Lenders could exercise their rights, as described above, and we could be forced into bankruptcy or liquidation.

The indenture governing the notes, the indenture governing the Senior Subordinated Notes and our ABL Facility impose significant operating and financial restrictions on our Company and our subsidiaries, which may prevent us from capitalizing on business opportunities.

The indenture governing the notes, together with the indenture governing the Senior Subordinated Notes and our ABL Facility, contains a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interests, including, among other things, restrictions in one or all agreements on our ability to:

•	incur additional indebtedness or issue preferred stock;

•	pay certain dividends or make certain distributions on our capital stock or repurchase or redeem our capital stock;

•	make certain loans, investments or other restricted payments;

•	enter into sale and leaseback transactions;

•	place restrictions on the ability of our subsidiaries to pay dividends or make other payments to us;

•	engage in transactions with stockholders or affiliates;

•	transfer or sell certain assets;

•	amend or otherwise alter the terms of our indebtedness;

•	alter the business that we conduct;

•	guarantee indebtedness or incur other contingent obligations;

•	incur certain liens; and

•	consolidate, merge or sell all or substantially all of our assets.

There are limitations on our ability to incur the full $450.0 million of commitments under the ABL Facility. Our availability is initially limited to the lesser of a borrowing base and $450.0 million. Commitments under the ABL Facility may be increased up to $650.0 million without the consent of lenders under our ABL Facility other than those lenders, who, in their discretion, issue a commitment to provide all or a portion of such increase, subject to certain conditions, including debt capacity under the indentures governing the notes and the Senior Subordinated Notes. The borrowing base for us is calculated on a monthly (or more frequent under certain circumstances) valuation of our inventory and accounts receivable. As a result, our access to credit under the

ABL Facility is potentially subject to significant fluctuation, depending on the value of the applicable borrowing base eligible assets as of any measurement date. In addition, under the ABL Facility, if our excess availability falls below the greater of (x) a specified percentage of our borrowing base, or (y) $25.0 million, we would be required to satisfy and maintain on a monthly basis, a minimum fixed charge coverage ratio test. Our ability to meet the required minimum fixed charge coverage ratio can be affected by events beyond our control, and we cannot assure you that we will meet this ratio. Moreover, the ABL Facility may provide the administrative agent and co-collateral agent considerable discretion to impose reserves or availability blocks, which could materially impair the amount of borrowings that would otherwise be available to us. The administrative agent and co-collateral agent under the ABL Facility may impose such actions during the term of the ABL Facility and further, were it to do so, the resulting impact of this action could materially and adversely impair our ability to make interest payments on the notes. The inability to borrow under the ABL Facility may adversely affect our liquidity, financial position and results of operations. Our borrowing capacity under the ABL Facility, as of October 2, 2010, was approximately $232.7 million, after giving effect to outstanding borrowings of approximately $197.7 million, other customary reserves and $7.9 million of outstanding letters of credit. Because the borrowing capacity under the ABL Facility depends, in part, on inventory and accounts receivable that fluctuate from time to time, such amount may not reflect actual borrowing capacity.

A breach of the covenants under the indenture that governs the notes, or the indenture governing the Senior Subordinated Notes or our ABL Facility could result in an event of default under the applicable indebtedness. Such default may allow the creditors to accelerate the related debt and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In addition, an event of default under our ABL Facility would permit the lenders under our ABL Facility to terminate all commitments to extend further credit under that facility. Furthermore, if we were unable to repay the amounts due and payable under our ABL Facility, those lenders could proceed against the collateral granted to them to secure that indebtedness. These actions by lenders under the ABL Facility could cause cross-acceleration under the indenture governing the notes. In the event our lenders or noteholders accelerate the repayment of our borrowings, we may not have sufficient assets to repay such indebtedness. As a result of these restrictions, we may be:

•	limited in how we conduct our business;

•	unable to raise additional debt or equity financing to operate during general economic or business downturns; or

•	unable to compete effectively or to take advantage of new business opportunities.

These restrictions may affect our ability to grow in accordance with our plans.

A portion of the collateral securing the notes is subject to first priority liens securing our indebtedness under the ABL Facility and, in the event of a default, will be used first to repay lenders under the ABL Facility. There can be no assurance that any proceeds from such collateral will remain to repay the holders of the notes.

The notes and guarantees are secured on a first-priority lien basis by the Notes Collateral (as defined below) and on a second-priority lien basis by substantially all of the ABL Collateral (as defined below) other than inventory which does not constitute collateral for the notes as the notes are not secured by our inventory. The notes and the guarantees are effectively subordinated in right of payment to all of our and the subsidiary guarantors’ secured indebtedness under the ABL Facility with respect to the assets that secure the indebtedness under the ABL Facility on a first-priority lien basis. The effect of this subordination is that upon a default in payment on, or the acceleration of, any indebtedness under the ABL Facility or other indebtedness secured by such assets on a first-priority basis, or in the event of bankruptcy, insolvency, liquidation, dissolution, reorganization or similar proceeding of us or any of the subsidiary guarantors of the ABL Facility or of such other secured debt, the proceeds from the sale of assets securing the ABL Facility or such other indebtedness secured on a first-priority basis will be available to pay obligations on the notes only after all indebtedness under the ABL Facility or such other secured debt has been paid in full. There may be no ABL Collateral remaining after claims of the lenders under the ABL Facility or such other secured debt have been satisfied in full that may be applied to satisfy the second-priority claims of holders of the notes.

We may not have access to the assets of our non-guarantor subsidiaries, which could adversely affect our ability to make payments on the notes.

Tire Pros Francorp is not a guarantor of the notes and the notes may not be guaranteed by certain of our future subsidiaries, including any future non-U.S. subsidiaries, certain non-wholly owned domestic subsidiaries and any future subsidiaries that do not guarantee other indebtedness. Our non-guarantor subsidiaries have no obligation to pay any amounts due on the notes. The creditors of our non-guarantor subsidiaries, including holders of any of their indebtedness and their trade creditors, will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us or our creditors, including the holders of the notes. Accordingly, claims of holders of the notes are effectively subordinated to the claims of creditors of our non-guarantor subsidiaries, including trade creditors, which could adversely affect their ability to be repaid. All obligations of Tire Pros Francorp and any other non-guarantor subsidiaries must be satisfied before any of the assets of such subsidiaries would be available for distribution, upon a liquidation or otherwise, to the Issuer or a guarantor of the notes. The indenture governing the notes permits these subsidiaries to incur certain additional debt, including secured debt, and does not limit their ability to incur other liabilities that are not considered indebtedness under the indenture. For the nine months ended October 2, 2010, Tire Pros Francorp represented approximately 0.04% of our net sales, did not have operating earnings and did not contribute to our Adjusted EBITDA. In addition, as of October 2, 2010, Tire Pros Francorp held approximately 0.1% of our consolidated assets and had approximately $4.4 million of liabilities (including trade payables), to which the notes and the guarantees would have been structurally subordinated.

Our failure to comply with the agreements relating to our outstanding indebtedness, including as a result of events beyond our control, could result in an event of default that could materially and adversely affect our results of operations and our financial condition.

An event of default under agreements relating to our outstanding indebtedness could allow holders of the defaulted debt to cause amounts outstanding with respect to that debt to be due and payable immediately. Our assets or cash flow may not be sufficient to fully repay borrowings under our outstanding debt instruments if accelerated upon an event of default. Further, if we are unable to repay, refinance or restructure our indebtedness under our secured debt, including the ABL Facility, the holders of such debt could proceed against the collateral securing that indebtedness. In addition, any event of default or declaration of acceleration under one debt instrument could also result in an event of default under one or more of our other debt instruments which in turn could lead to such other debt instruments becoming due and payable.

Insolvency and fraudulent transfer laws and other limitations may preclude or limit the recovery of payment under the notes and the guarantees.

Under the federal bankruptcy laws and comparable provisions of state fraudulent transfer laws, the notes, the guarantees and the security interests could be voided, or claims in respect of the notes, the guarantees and the security interests could be subordinated to all of our other debt, if the issuance of the notes, a guarantee or a grant of security was found to have been made for less than their reasonable equivalent value and the Issuer, at the time it incurred the indebtedness evidenced by the notes or a guarantor at the time it incurred the indebtedness evidenced by the guarantee:

•	was insolvent or rendered insolvent by reason of such indebtedness;

•	was engaged in, or about to engage in, a business or transaction for which our remaining assets constituted unreasonably small capital;

•	intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature; or

•	was a defendant in an action for money damages, or had a judgment for money damages docketed against it, if in either case, after final judgment, the judgment is unsatisfied.

A court might also void the issuance of the notes, a guarantee or grant of security, without regard to the above factors, if the court found that the Issuer issued the notes or the guarantors entered into their respective guarantees or security agreements with actual intent to hinder, delay or defraud our or their respective creditors.

A court would likely find that the Issuer or a guarantor did not receive reasonably equivalent value or fair consideration for the notes or the guarantees and security agreements, respectively, if the Issuer or a guarantor did not substantially benefit directly or indirectly from the issuance of the notes. If a court were to void the issuance of the notes, the guarantees or the related security agreements, you would no longer have a claim against the Issuer or the guarantors or, in the case of the security agreements, a claim with respect to the related collateral. Sufficient funds to repay the notes may not be available from other sources, including the remaining guarantors, if any. In addition, the court might direct you to repay any amounts that you already received from the Issuer or the guarantors or, with respect to the notes, any guarantee or the collateral.

In addition, any payment by the Issuer pursuant to the notes made at a time it was found to be insolvent could be voided and required to be returned to the Issuer or to a fund for the benefit of its creditors if such payment is made to an insider within a one-year period prior to a bankruptcy filing or within 90 days for any outside party and such payment would give the creditors more than such creditors would have received in a distribution under Title 11 of the United States Code, as amended (the “Bankruptcy Code”).

The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, an entity is considered insolvent if:

•	the sum of its debts, including contingent liabilities, are greater than the fair saleable value of all its assets;

•	the present fair saleable value of its assets are less than the amount that would be required to pay its

•	probable liability on existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

There can be no assurance, however, as to what standard a court would apply in making such determinations or that a court would agree with our conclusions in this regard.

In addition, although each guarantee contains a provision intended to limit that guarantor’s liability to the maximum amount that it could incur without causing the incurrence of obligations under its guarantee to be a fraudulent transfer, this provision may not be effective to protect those guarantees from being voided under fraudulent transfer laws, or may reduce that guarantor’s obligation to an amount that effectively makes its guarantee of limited value or worthless.

Finally, as a court of equity, the bankruptcy court may subordinate the claims in respect of the notes to the claims of other creditors under the principle of equitable subordination, if the court determines that: (i) the holder of the notes engaged in some type of inequitable conduct to the detriment of other creditors; (ii) such inequitable conduct resulted in injury to our other creditors or conferred an unfair advantage upon the holder of the notes; and (iii) equitable subordination is not inconsistent with the provisions of the Bankruptcy Code.

Holders of the notes may not be able to fully realize the value of their liens.

The security interests and liens for the benefit of holders of the notes may be released without such holders’ consent in specified circumstances. In particular, the security documents governing the notes and our ABL Facility generally provide for an automatic release of all second priority liens for the benefit of the holders of the notes upon the release of any first priority lien on any asset that secures our ABL Facility on a first-priority basis in accordance with the ABL Facility. As a result, the notes may not continue to be secured by a substantial portion of our accounts receivable. In addition, the capital stock of any current and future subsidiary of the Issuer (including Am-Pac and Tire Pros Francorp) is excluded from the collateral to the extent liens thereon would trigger reporting obligations under Rule 3-16 of Regulation S-X, which requires financial statements from any company whose securities are collateral if its book value or market value, whichever is greater, would exceed 20% of the principal amount of the notes secured thereby.

In addition, all or a portion of the collateral may be released:

•

to enable the sale, transfer or other disposal of such collateral in a transaction not prohibited under the indenture governing the notes or the ABL Facility, including the sale of assets in accordance with the asset sale covenant in the indenture that governs the notes and the sale of any entity in its entirety that owns or holds such collateral; and

•	with respect to collateral held by a guarantor, upon the release of such guarantor from its guarantee.

In addition, the guarantee of a subsidiary guarantor will be released in connection with a sale of such subsidiary guarantor in a transaction not prohibited by the indentures or upon certain other events described in the “Description of the New Notes.” See “Description of the New Notes—Repurchase at the Option of Holders—Asset Sales” and “Description of the New Notes—Security for the New Notes—Release of Collateral.”

The indenture also permits us to designate one or more of our restricted subsidiaries that is a guarantor of the notes as an unrestricted subsidiary. If we designate a subsidiary guarantor as an unrestricted subsidiary, all of the liens on any collateral owned by such subsidiary or any of its subsidiaries and any guarantees of the notes by such subsidiary or any of its subsidiaries will be released under the indenture but not under the ABL Facility. Designation of a subsidiary as unrestricted will reduce the aggregate value of the collateral securing the notes to the extent that liens on the assets of the unrestricted subsidiary and its subsidiaries are released. In addition, the creditors of the unrestricted subsidiary and its subsidiaries will have a senior claim on the assets of such unrestricted subsidiary and its subsidiaries.

The collateral may not be valuable enough to satisfy all the obligations secured by such collateral.

The notes are secured on a first-priority lien basis (subject to certain exceptions) by substantially all of the assets of the Issuer, Am-Pac and any future subsidiary guarantors (other than accounts receivable, inventory and certain assets related thereto and cash and proceeds and products of the foregoing and certain other excluded assets) (the “Notes Collateral”) and may be shared with our future creditors. The actual value of the Notes Collateral at any time will depend upon market and other economic conditions. The notes are also secured on a second-priority lien basis (subject to certain exceptions) by substantially all of the accounts receivable of the Issuer, Am-Pac and any future subsidiary guarantors and cash and proceeds and products of the foregoing and certain assets related thereto, but are not secured by any lien on inventory.

The ABL Facility is secured on a first-priority lien basis (subject to certain exceptions) by the accounts receivable, inventory and certain assets related thereto and cash and proceeds and products of the foregoing of Holdings, the Issuer, Am-Pac and any future subsidiary that guarantees the ABL Facility (the “ABL Collateral”) and on a second-priority lien basis (subject to certain exceptions) by the Notes Collateral. The ABL Collateral may be shared with our future creditors subject to limitations. Although the holders of obligations secured by first-priority liens on the ABL Collateral and the holders of obligations secured by second-priority liens on the

ABL Collateral, including the notes, share in the proceeds of certain of the ABL Collateral, the holders of obligations secured by first-priority liens in the ABL Collateral are entitled to receive proceeds from any realization of the ABL Collateral to repay the obligations held by them in full before the holders of the notes and the holders of any other obligations secured by second-priority liens in the ABL Collateral receive any such proceeds.

Holders of the notes do not have a security interest in inventory. However, the notes have a negative pledge limiting the ability of the Issuer and its restricted subsidiaries to pledge such inventory. This negative pledge is subject to meaningful exceptions as described under “Description of the New Notes—Certain Covenants— Liens” and the definition of “Permitted Liens,” including liens granted to tire vendors in existence on the issue date or that may be granted in the future and liens securing certain indebtedness that does not constitute capital markets debt securities.

In addition, the asset sale covenant and the definition of asset sale in the indenture governing the notes have a number of significant exceptions pursuant to which we are able to sell Notes Collateral without being required to reinvest the proceeds of such sale into assets that comprise Notes Collateral or to make an offer to the holders of the notes to repurchase the notes.

As of October 2, 2010, we had $250.0 million of notes outstanding, $200.0 million of Senior Subordinated Notes outstanding and approximately $197.7 million of indebtedness outstanding under our ABL Facility, with approximately $232.7 million of additional commitments under our ABL Facility (subject to a borrowing base and after giving effect to $7.9 million in outstanding letters of credit). All indebtedness under our ABL Facility is secured by first-priority liens on the ABL Collateral (subject to certain exceptions). In addition, under the terms of the indenture governing the notes, we may grant certain additional liens on any property or asset that constitutes ABL Collateral (other than, subject to certain significant exceptions, creating additional liens on inventory). Any grant of additional liens on the ABL Collateral in which the notes have a second-priority lien would further dilute the value of such second-priority lien and any further lien on inventory would make the notes effectively junior in right of payment to additional claims on the inventory.

The value of the pledged assets in the event of a liquidation will depend upon market and economic conditions, the availability of buyers and similar factors. No independent appraisals of any of the pledged property have been prepared by or on behalf of us in connection with this exchange offer. Furthermore, substantially all of the value of the Company’s assets is being pledged on a first-priority basis under the ABL Facility. Accordingly, it is reasonably likely that the proceeds of any sale of the pledged assets following an acceleration to maturity with respect to the notes would not be sufficient to satisfy, or would be substantially less than, amounts due on the notes and any other debt secured thereby. If the proceeds of any sale of the pledged assets were not sufficient to repay all amounts due on the notes, the holders of the notes (to the extent their notes were not repaid from the proceeds of the sale of the pledged assets) would have only an unsecured claim against our remaining assets. By their nature, some or all of the pledged assets, particularly those assets in which the notes have a first-priority security interest, may be illiquid and may have no readily ascertainable market value. Likewise, the pledged assets may not be saleable or, if saleable, there may be substantial delays in their liquidation. To the extent that liens, rights and easements granted to third parties encumber assets located on property owned by us or constitute subordinate liens on the pledged assets, those third parties may have or may exercise rights and remedies with respect to the property subject to such encumbrances (including rights to require marshalling of assets) that could adversely affect the value of the pledged assets located at that site and the ability of the collateral agent to realize or foreclose on the pledged assets at that site.

In addition, the indenture governing the notes permits us to issue additional secured debt, including debt secured prior to or equally and ratably with the same assets pledged for the benefit of the holders of the notes. This could reduce amounts payable to holders of the notes from the proceeds of any sale of the collateral.

Under the intercreditor agreement, the holders of the notes have limited rights with respect to the collateral that secures the notes on a second-priority basis.

The rights of holders of the notes with respect to the ABL Collateral substantially all of which (other than inventory, which is not collateral for the notes or guarantees) secures the notes on a second-priority basis, are limited pursuant to the terms of an intercreditor agreement with the lenders under our ABL Facility.

Under the terms of the intercreditor agreement, any actions that may be taken in respect of the ABL Collateral, including the ability to commence enforcement proceedings against the ABL Collateral and to control the conduct of such proceedings, and approve amendments to, releases of ABL Collateral from the lien of, and waivers of past defaults under, the collateral documents, is at the direction of the lenders under our ABL Facility. Neither the trustee nor the collateral agent, on behalf of the holders of the notes, have the ability to control or direct such actions, even if the rights of the holders of the notes are adversely affected, subject to certain exceptions. See “Description of the New Notes—Security for the New Notes” and “Description of the New Notes—Amendment, Supplement and Waiver.” Under the terms of the intercreditor agreement, at any time that obligations that have the benefit of the first-priority liens on the ABL Collateral are outstanding, if the holders of such indebtedness release the ABL Collateral, including, without limitation, in connection with any sale of assets, the second priority security interest in such ABL Collateral securing the notes will be automatically and simultaneously released without any consent or action by the holders of the notes, subject to certain exceptions. The ABL Collateral so released will no longer secure our and the guarantors’ obligations under the notes. In addition, because the holders of the indebtedness secured by first-priority liens in the ABL Collateral control the disposition of the ABL Collateral, such holders could decide not to proceed against the ABL Collateral, regardless of whether there is a default under the documents governing such indebtedness or under the indenture governing the notes. In such event, the only remedy available to the holders of the notes would be to sue for payment on the notes and the related guarantees under the indenture and to commence realization on the Notes Collateral. In addition, the intercreditor agreement gives the holders of first-priority liens on the ABL Collateral the right to access and use the collateral that secures the notes to allow those holders to protect the ABL Collateral and to process, store and dispose of the ABL Collateral.

The value of the collateral securing the notes may not be sufficient to secure post-petition interest.

In the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding against us or any of the subsidiary guarantors, holders of the notes will only be entitled to post-petition interest under the Bankruptcy Code to the extent that the value of their security interest in the collateral is greater than their pre-bankruptcy claim. Holders of the notes that have a security interest in collateral with a value equal or less than their pre-bankruptcy claim will not be entitled to post-petition interest under the Bankruptcy Code. No appraisal of the fair market value of the collateral has been prepared in connection with this exchange offer and we believe it is reasonably likely that the proceeds of any sale of the pledged assets would not be sufficient to satisfy, or would be substantially less than, amounts due on the notes and the other debt secured thereby. In addition, the ability of the holders of the notes to receive post-petition interest may be further limited by the intercreditor agreement that defines the relative rights of the notes. See “—The collateral may not be valuable enough to satisfy all the obligations secured by such collateral.”

The waiver in the intercreditor agreement of rights of marshaling may adversely affect the recovery rates of holders of the notes in a bankruptcy or foreclosure scenario.

The notes and the guarantees are secured on a second-priority lien basis by substantially all of the ABL Collateral, except inventory which is not collateral for the notes or guarantees. The intercreditor agreement provides that, at any time that obligations that have the benefit of the first-priority liens on the ABL Collateral are outstanding, the holders of the notes, the trustee under the indenture governing the notes and the collateral agent for the notes may not assert or enforce any right of marshaling accorded to a junior lienholder, as against the holders of such indebtedness secured by first-priority liens in the ABL Collateral. Without this waiver of the right of marshaling, holders of such indebtedness secured by first-priority liens in the ABL Collateral would likely be required to liquidate collateral on which the notes did not have a lien, if any, prior to liquidating the ABL Collateral, thereby maximizing the proceeds of the ABL Collateral that would be available to repay our obligations under the notes. As a result of this waiver, the proceeds of sales of the ABL Collateral could be applied to repay any indebtedness secured by first-priority liens in the ABL Collateral before applying proceeds of other collateral securing indebtedness, and the holders of the notes may recover less than they would have if such proceeds were applied in the order most favorable to the holders of the notes.

Certain significant assets are excluded from the collateral.

Certain assets are excluded from the collateral securing the notes as described under “Description of the New Notes—Security for the New Notes” including, among other things, any of our inventory, any assets held by foreign and unrestricted subsidiaries, any assets in real property (including leaseholds) other than fee interests having a value in excess of certain amounts, as well as other typical exclusions, such as capital stock of unrestricted subsidiaries, immaterial subsidiaries, non-wholly owned subsidiaries if the pledge of such capital stock would violate a contractual obligation or a contract or license if the grant of a lien would violate a contract, license or agreement. In addition, the collateral does not include any capital stock of a subsidiary of the Issuer, including Am-Pac and Tire Pros Francorp, to the extent that the pledge of such capital stock results in our being required to file separate financial statements of such subsidiary with the SEC, and any such capital stock that triggers such a requirement to file financial statements of such subsidiary of the Issuer with the SEC would be automatically released from the collateral. The value of this excluded collateral is significant and in certain circumstances may be pledged to other lenders. See “Description of the New Notes—Security for the New Notes.”

We will in most cases have control over the collateral, and the sale of particular assets by us could reduce the pool of assets securing the notes and the guarantees.

The collateral documents allow us to remain in possession of, retain exclusive control over, freely operate, and collect, invest and dispose of any income from, the collateral securing the notes and the guarantees.

In addition, we will not be required to comply with all or any portion of Section 314(d) of the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”) if we determine, in good faith based on advice of counsel, that, under the terms of that Section or any interpretation or guidance as to the meaning thereof of the SEC and its staff, including “no action” letters or exemptive orders, all or such portion of Section 314(d) of the Trust Indenture Act is inapplicable to the released collateral. For example, so long as no default or event of default under the indenture would result therefrom and such transaction would not violate the Trust Indenture Act, we may, among other things, without any release or consent by the applicable trustee, conduct ordinary course activities with respect to collateral, such as selling, factoring, abandoning or otherwise disposing of collateral and making ordinary course cash payments (including repayments of indebtedness). With respect to such releases, we must deliver to the notes collateral agent, from time to time, an officers’ certificate to the effect that all releases and withdrawals during the preceding six-month period in which no release or consent of the notes collateral agent was obtained in the ordinary course of our business were not prohibited by the indenture. See “Description of the New Notes.”

In the event of a bankruptcy of the Issuer or any of the guarantors, holders of the notes may be deemed to have an unsecured claim to the extent that our obligations in respect of the notes exceed the fair market value of the collateral securing the notes.

In any bankruptcy proceeding with respect to the Issuer or any of the guarantors, it is possible that the bankruptcy trustee, the debtor-in-possession or competing creditors will assert that the fair market value of the collateral with respect to the notes on the date of the bankruptcy filing was less than the then-current principal amount of the notes. Upon a finding by the bankruptcy court that the notes are under-collateralized, the claims in the bankruptcy proceeding with respect to the notes would be bifurcated between a secured claim and an unsecured claim, and the unsecured claim would not be entitled to the benefits of security in the collateral. Other consequences of a finding of under-collateralization would be, among other things, a lack of entitlement on the part of the notes to receive post-petition interest and a lack of entitlement on the part of the unsecured portion of the notes to receive other “adequate protection” under federal bankruptcy laws. In addition, if any payments of post-petition interest had been made at the time of such a finding of under-collateralization, those payments could be recharacterized by the bankruptcy court as a reduction of the principal amount of the secured claim with respect to the notes.

Because each guarantor’s liability under its guarantees may be reduced to zero, avoided or released under certain circumstances, you may not receive any payments from some or all of the guarantors.

The notes have the benefit of the guarantees of the guarantors. However, the guarantees by the guarantors are limited to the maximum amount that the guarantors are permitted to guarantee under applicable law. As a result, a guarantor’s liability under its guarantee could be reduced to zero, depending upon the amount of other obligations of such guarantor. Further, under the circumstances discussed more fully above, a court under federal and state fraudulent conveyance and transfer statutes could void the obligations under a guarantee or further subordinate it to all other obligations of the guarantor. See “—Federal and state statutes may allow courts, under specific circumstances, to void the notes, the guarantees and the security interests, subordinate claims in respect of the notes, the guarantees and the security interests and/or require holders of the notes to return payments received from us.” In addition, you will lose the benefit of a particular guarantee if it is released under certain circumstances described under “Description of the New Notes—Guarantees.”

In the event of the bankruptcy of the Issuer or of any of the guarantors, the ability of holders of the notes to realize upon the collateral will be subject to certain bankruptcy law limitations.

The ability of holders of the notes to realize upon the collateral will be subject to certain bankruptcy law limitations in the event of the bankruptcy of the Issuer or of any of the guarantors. Under applicable federal bankruptcy laws, upon the commencement of a bankruptcy case, an automatic stay goes into effect which, among other things, stays:

•

the commencement or continuation of any action or proceeding against the debtor that was or could have been commenced before the commencement of the bankruptcy case to recover a claim against the debtor that arose before the commencement of the bankruptcy case;

•	any act to obtain possession of, or control over, property of the bankruptcy estate or the debtor;

•	any act to create, perfect or enforce any lien against property of the bankruptcy estate; and

•	any act to collect or recover a claim against the debtor that arose before the commencement of the bankruptcy case.

Thus, upon the commencement of a bankruptcy case, secured creditors are prohibited from, among other things, repossessing their collateral from a debtor, or from disposing of such collateral repossessed from such a debtor, without bankruptcy court approval, which may not be given. Moreover, the Bankruptcy Code permits the debtor to continue to retain, use and expend collateral (including cash collateral) and to provide liens senior to the lien of the collateral agent in respect of the notes to secure indebtedness incurred after the commencement of a bankruptcy case even though the debtor is in default under the applicable debt instruments, provided that the secured creditor is given “adequate protection.” The meaning of the term “adequate protection” may vary according to circumstances (and is within the discretion of the bankruptcy court), but it is intended in general to protect the value of the secured creditor’s interest in the collateral and may include cash payments or the granting of additional security, if and at such times as the court in its discretion determines, for any diminution in the value of the collateral as a result of the automatic stay of repossession or disposition or any use of the collateral by the debtor during the pendency of the bankruptcy case. Generally, adequate protection payments, in the form of interest or otherwise, are not required to be paid by a debtor to a secured creditor unless the bankruptcy court determines that the value of the secured creditor’s interest in the collateral is declining during the pendency of the bankruptcy case. In addition, the bankruptcy court may determine not to provide cash payments as adequate protection to the holders of the notes if, among other possible reasons, the bankruptcy court determines that the fair market value of the collateral with respect to the notes on the date of the bankruptcy filing was less than the then-current principal amount of the notes. Furthermore, due to the imposition of the automatic stay, the lack of a precise definition of the term “adequate protection” and the broad discretionary powers of a bankruptcy court, it is impossible to predict (1) how long payments under the notes could be delayed following commencement of a bankruptcy case, (2) whether or when the collateral agent could repossess or dispose of the pledged assets or (3) whether or to what extent holders of the notes would be compensated for any delay in payment or loss of value of the pledged assets through the requirement of “adequate protection.”

The pledge of the capital stock, other securities and similar items of Am-Pac, Tire Pros Francorp or other future subsidiaries that secure the notes will automatically be released from the lien on them and no longer constitute collateral for so long as the pledge of such capital stock or such other securities would require the filing of separate financial statements with the SEC for that subsidiary.

The notes and the guarantees are secured initially by a pledge of the stock of the Issuer and a pledge of the stock of Am-Pac and Tire Pros Francorp. Under the SEC regulations currently in effect, if the par value, book value as carried by us or market value (whichever is greatest) of the capital stock, other securities or similar items of an entity pledged as part of the collateral is greater than or equal to 20% of the aggregate principal amount of the notes then outstanding, such entity would be required to provide separate financial statements to the SEC. Therefore, the indenture and the collateral documents provide that any capital stock and other securities of Am-Pac, Tire Pros Francorp and any other future subsidiary pledged as collateral will be excluded from the collateral to the extent that the pledge of such capital stock or other securities to secure the notes would cause such subsidiary or such subsidiary guarantor to be required to file separate financial statements with the SEC pursuant to Rule 3-16 of Regulation S-X (as in effect from time to time).

As a result, holders of the notes would lose a portion or all of their security interest in the capital stock or other securities of those subsidiaries during such period. It may be more difficult, costly and time-consuming for holders of the notes to foreclose on the assets of a subsidiary than to foreclose on its capital stock or other securities, so the proceeds realized upon any such foreclosure could be significantly less than those that would have been received upon any sale of the capital stock or other securities of such subsidiary. See “Description of the New Notes—Security for the New Notes.”

The collateral is subject to casualty risks.

We are obligated under our ABL Facility and under the indenture governing the notes to at all times maintain with financially sound and reputable insurance companies insurance on all of our property in such amounts and against such risks as are customarily maintained by similarly situated companies engaged in the same or similar businesses operating in the same or similar location. There are, however, some losses, including losses resulting from terrorist acts, which may be either uninsurable or not economically insurable, in whole or in part. As a result, the insurance proceeds may not compensate us fully for our losses. If there is a total or partial loss of any of the pledged assets, the insurance proceeds received by us in respect thereof may not be sufficient to satisfy all the secured obligations, including the notes and the guarantees.

In the event of a total or partial loss to any of our distribution centers, certain items of equipment and inventory may not be easily replaced. Accordingly, even though there may be insurance coverage, the extended period needed to manufacture replacement units or inventory could cause significant delays. Moreover, the collateral agent may need to evaluate the impact of potential liabilities before determining to foreclose on collateral consisting of real property because secured creditors that hold a security interest in real property may be held liable under environmental laws for the costs of remediating or preventing the release or threatened release of hazardous substances at such real property. Consequently, the collateral agent may decline to foreclose on such collateral or exercise remedies available in respect thereof if it does not receive indemnification to its satisfaction from the holders of the notes.

Additionally, we are not required under the ABL Facility and the security documents to create or perfect liens in assets where the agent under the ABL Facility and us agree that such creation or perfection would be considered excessive in view of the benefits obtained therefrom by the lenders under our ABL Facility.

Rights of holders of the notes in the collateral may be adversely affected by the failure to perfect security interests in the collateral.

Applicable law requires that a security interest in certain tangible and intangible assets can only be properly perfected and its priority retained through certain actions undertaken by the secured party. The liens in the collateral securing the notes may not be perfected with respect to the claims of the notes if the collateral agent is not able to take the actions necessary to perfect any of these liens. There can be no assurance that the lenders under our ABL Facility will have taken all actions necessary to create properly perfected security interests in the ABL Collateral, which may result in the loss of the priority of the security interest in favor of the notes to which they would otherwise be enabled.

In addition, applicable law requires that certain property and rights acquired after the grant of a general security interest, such as real property, equipment subject to a certificate of title and certain proceeds, can only be perfected at the time such property and rights are acquired and identified. We and the guarantors have limited obligations to perfect the security interest of the holders of the notes in specified collateral. There can be no assurance that the trustee or the collateral agent for the notes will monitor, or that we will inform such trustee or collateral agent of, the future acquisition of property and rights that constitute collateral, and that the necessary action will be taken by us, the trustee or the collateral agent for the notes to properly perfect the security interest in such after-acquired collateral. Neither the trustee nor the collateral agent for the notes has an obligation to monitor the acquisition of additional property or rights that constitute collateral or the perfection of any security interest. Such failure may result in the loss of the security interest in the collateral or the priority of the security interest in favor of the notes against third parties.

If the Issuer, or any guarantor, were to become subject to a bankruptcy proceeding, any liens recorded or perfected after the issue date would face a greater risk of being invalidated than if they had been recorded or perfected on the issue date. Liens recorded or perfected after the issue date may be treated under bankruptcy law as if they were delivered to secure previously existing indebtedness. In bankruptcy proceedings commenced within 90 days of lien perfection, a lien given to secure previously existing debt is materially more likely to be avoided as a preference by the bankruptcy court than if delivered and promptly recorded on the issue date. Accordingly, if the Issuer or a guarantor were to file for bankruptcy protection after the issue date of the outstanding notes and the liens had been perfected less than 90 days before commencement of such bankruptcy proceeding, or not yet perfected at all, the liens securing the notes may be especially subject to challenge as a result of having not been perfected before the issue date. To the extent that such challenge succeeded, you would lose the benefit of the security that the collateral was intended to provide.

Any future pledge of collateral in favor of the holders of the notes might be voidable in bankruptcy.

Any future pledge of collateral in favor of the holders of the notes, including pursuant to security documents delivered after the date of the indenture governing the notes, might be voidable by the pledgor (as debtor in possession) or by its trustee in bankruptcy if certain events or circumstances exist or occur, including, under the Bankruptcy Code, if the pledgor is insolvent at the time of the pledge, the pledge permits the holders of the notes to receive a greater recovery than if the pledge had not been given and a bankruptcy proceeding in respect of the pledgor is commenced with 90 days following the pledge, or, in certain circumstances, a longer period.

We may not be able to finance a change of control offer required by the indenture.

Upon a change of control, as defined under the indenture governing the notes, you have the right to require us to offer to purchase all of the notes then outstanding at a price equal to 101% of the principal amount of the notes, plus accrued and unpaid interest to the purchase date. In order to obtain sufficient funds to pay the purchase price of the outstanding notes, we expect that we would have to refinance the notes. We may not be able to refinance the notes on reasonable terms, if at all. Our failure to offer to purchase all outstanding notes or to purchase all validly tendered notes would be an event of default under the indenture. Additionally, under the ABL Facility, a change of control (as defined therein) constitutes an event of default that permits the lenders to accelerate the maturity of borrowings under that agreement and the commitments to lend terminate. Our future debt also may contain restrictions on repayment requirements with respect to specified events or transactions that constitute a change of control under the indenture.

The source of funds for any purchase of the notes and repayment of our ABL Facility and any other credit facilities is our available cash or cash generated from our subsidiaries’ operations or other sources, including borrowings, sales of assets or sales of equity. We may not be able to repurchase the notes upon a change of control because we may not have sufficient financial resources to purchase all of the debt securities that are tendered upon a change of control and to repay our other indebtedness that will become due. We may require additional financing from third parties to fund any such purchases, and we cannot assure you that we would be able to obtain financing on satisfactory terms or at all. Further, our ability to repurchase the notes may be limited by law. In order to avoid the obligations to repurchase the notes and events of default and potential breaches of our ABL Facility, we may have to avoid certain change of control transactions that would otherwise be beneficial to the Company.

In addition, certain important corporate events, such as leveraged recapitalizations, may not, under the indenture governing the notes, constitute a “change of control” that would require us to repurchase the notes, notwithstanding the fact that such corporate events could increase the level of our indebtedness or otherwise adversely affect our capital structure, credit ratings or the value of the notes. See “Description of the New Notes—Repurchase at the Option of Holders—Change of Control.”

Holders of the notes may not be able to determine when a change of control giving rise to their right to have the notes repurchased has occurred following a sale of “substantially all” of our assets.

The definition of change of control in the indenture governing the notes includes a phrase relating to the sale of “all or substantially all” of our assets. There is no precise established definition of the phrase “substantially all” under applicable law. Accordingly, the ability of a holder of notes to require us to repurchase its notes as a result of a sale of less than all our assets to another person may be uncertain.

An active trading market may not develop for the notes.

There is currently no established market, and we cannot assure you that an active trading market will develop, for the notes. We do not intend to apply for listing of the notes on any securities exchange or on any automated dealer quotation system in the United States. Although we have been informed by the initial purchasers that they currently intend to make a market for the notes, they are not obliged to do so and any market making may be discontinued at any time without notice. In addition, market making activity may be limited during the pendency of the exchange offer or the effectiveness of the exchange offer registration statement. Therefore, an active market for the notes may not develop or be maintained, which would adversely affect the market price and liquidity of the notes. In such case, the holders of the notes may not be able to sell their notes at a particular time or at a favorable price.

The liquidity of, and trading market for, the notes may also be adversely affected by, among other things:

•	changes in the overall market for securities similar to the notes;

•	changes in our financial performance or prospects;

•	the prospects for companies in our industry generally;

•	the number of holders of the notes;

•	the interest of securities dealers in making a market for the notes; and

•	prevailing interest rates.

Even if an active trading market for the notes does develop, there is no guarantee that it will continue. In recent years, the market for non-investment grade debt has been subject to severe disruptions that have caused substantial volatility in the prices of securities similar to the notes. The market, if any, for the notes may experience similar disruptions and any such disruptions may adversely affect the liquidity in such market or the prices at which you may sell your notes.

A lowering or withdrawal of the ratings assigned to our debt securities by rating agencies may increase our future borrowing costs and reduce our access to capital.

Our debt currently has a non-investment grade rating, and there can be no assurances that any rating assigned will remain for any given period of time or that a rating will not be lowered or withdrawn entirely by a rating agency if, in that rating agency’s judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant. Credit ratings are not recommendations to purchase, hold or sell the notes, and may be revised or withdrawn at any time. Additionally, credit ratings may not reflect the potential effect of risks relating to the structure or marketing of the notes. If any credit rating initially assigned to the notes is subsequently lowered or withdrawn for any reason, you may not be able to resell your notes without a substantial discount.

Risks Relating to the Exchange Offer

You may have difficulty selling the old notes that you do not exchange.

If you do not exchange your old notes for new notes in the exchange offer, you will continue to be subject to the restrictions on transfer of your old notes described in the legend on your old notes. The restrictions on transfer of your old notes arise because we issued the old notes under exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, you may only offer or sell the old notes if they are registered under the Securities Act and applicable state securities laws, or offered and sold under an exemption from these requirements. Except as required by the registration rights agreement, we do not intend to register the old notes under the Securities Act. The tender of old notes under the exchange offer will reduce the principal amount of the currently outstanding old notes. The corresponding reduction in liquidity may have an adverse effect upon, and increase the volatility of, the market price of any old notes that you continue to hold following completion of the exchange offer. See “The Exchange Offer—Consequences of Not Tendering.”

You must comply with the exchange offer procedures in order to receive the freely tradable notes.

Delivery of new notes in exchange for old notes tendered and accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of book-entry transfer of old notes into the exchange agent’s account at DTC, as depositary, including an agent’s message (as defined herein). We are not required to notify you of defects or irregularities in tenders of old notes for exchange. Old notes that are not tendered or that are tendered but we do not accept for exchange will, following consummation of the exchange offer, continue to be subject to the existing transfer restrictions under the Securities Act and, upon consummation of the exchange offer, certain registration and other rights under the registration rights agreements will terminate. See “The Exchange Offer—Procedures for Tendering” and “The Exchange Offer—Consequences of Not Tendering.”

Some holders who exchange their notes may be deemed to be underwriters, and these holders will be required to comply with the registration and prospectus delivery requirements in connection with any resale transaction.

If you exchange your old notes in the exchange offer for the purpose of participating in a distribution of the new notes, you may be deemed to have received restricted securities and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

THE TRANSACTIONS

On April 20, 2010, Holdings, Accelerate Holdings Corp., Merger Sub, and Investcorp International, Inc., as Stockholders Representative, entered into the Merger Agreement. Pursuant to the Merger Agreement, on May 28, 2010, Merger Sub merged with and into Holdings, with Holdings being the surviving corporation of the Merger. Holdings is the sole stockholder of the Issuer.

Upon the completion of the Merger, Holdings became a direct wholly-owned subsidiary of Accelerate Holdings Corp. and an indirect wholly-owned subsidiary of Accelerate Parent Corp., substantially all of whose outstanding capital stock is owned by investment entities affiliated with the Sponsor. The aggregate purchase price for Holdings was $1,287.5 million in cash, less various adjustments.

At the effective time of the Merger, each share of common stock of Holdings outstanding immediately prior to the Merger was cancelled and converted into the right to receive the merger consideration calculated in accordance with the Merger Agreement. In addition, Holdings redeemed its outstanding preferred stock in connection with the consummation of the Merger.

We used the equity contributions of the Sponsor and certain co-investors, borrowings under the ABL Facility and the net proceeds from the offering of the notes and the Senior Subordinated Notes to pay the merger consideration under the Merger Agreement, repay existing indebtedness and pay related fees and expenses.

Upon consummation of the Merger, we entered into arrangements with entities related to the Sponsor. Please refer to “Certain Relationships and Related Party Transactions” for more information regarding these arrangements.

USE OF PROCEEDS

The exchange offer is intended to satisfy our obligations under the registration rights agreement we entered into in connection with the issuance of the old notes. We will not receive any cash proceeds from the issuance of the new notes in the exchange offer. In consideration for issuing the new notes as contemplated in this prospectus, we will receive in exchange old notes in like principal amount. We will cancel and retire all old notes surrendered in exchange for new notes in the exchange offer. As a result, the issuance of the new notes will not result in any increase or decrease in our indebtedness.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of October 2, 2010. The information in this table is presented and should be read in conjunction with the information under the headings “The Transactions,” “Unaudited Pro Forma Condensed Consolidated Financial Data,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Other Indebtedness” and our historical consolidated financial statements, together with the related notes thereto, included elsewhere in this prospectus.

As of October 2, 2010
(dollars in millions)
Cash and cash equivalents	$12.0

Short-term debt, including current portion of long-term debt (1)	$6.9
Long-term debt:
ABL Facility (2)	197.7
Capital leases	14.1
Senior Secured Notes offered for exchange hereby	247.0

Total senior secured debt	458.8
Senior Subordinated Notes due 2018	200.0
Other debt	0.3

Total long-term debt	659.1
Total stockholders’ equity	636.1

Total capitalization	$1,302.1

(1)	Includes $6.0 million outstanding under a loan and purchase agreement between us and one of our suppliers (the “Supplier Loan”), which became due on December 20, 2010. We repaid the Supplier Loan in full on such date using the ABL Facility.
(2)	Our ABL Facility provides for aggregate borrowings of up to $450.0 million, subject to availability under a borrowing base, and has a four and one-half year maturity. As of October 2, 2010 our borrowing capacity under the ABL Facility was $232.7 million after giving effect to outstanding borrowings of approximately $197.7 million and $7.9 million of outstanding letters of credit. Because the borrowing capacity under the ABL Facility depends, in part, on inventory and accounts receivables that fluctuate from time to time, such amount may not reflect actual borrowing capacity on any given date. See “Description of Other Indebtedness—ABL Facility.”

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

The following unaudited pro forma condensed consolidated financial data have been developed by applying pro forma adjustments to our historical audited and unaudited condensed consolidated financial statements appearing elsewhere in this prospectus. The unaudited pro forma condensed consolidated statements of operations data give pro forma effect to the Transactions as if they had occurred on January 4, 2009. Assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with these unaudited pro forma condensed consolidated financial data.

The unaudited pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable under the circumstances. The unaudited pro forma condensed consolidated financial data are presented for informational purposes only. The unaudited pro forma condensed consolidated financial data do not purport to represent what our results of operations would have been had the Transactions actually occurred on the date indicated, nor do they purport to project our results of operations for any future period. The unaudited pro forma condensed consolidated financial data should be read in conjunction with the information included under the headings “Prospectus Summary—Summary Historical and Pro Forma Condensed Consolidated Financial Data,” “The Transactions,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. All pro forma adjustments and their underlying assumptions are described more fully in the notes to our unaudited pro forma condensed consolidated statements of operations.

The Transactions have been accounted for using the acquisition method of accounting in accordance with the accounting guidance for business combinations and non-controlling interests. The pro forma information presented, including allocations of purchase price, is based on preliminary estimates of the fair values of assets acquired and liabilities assumed, which, upon further evaluation, may require modification. The final purchase price allocation is dependent on, among other things, the finalization of asset and liability valuations. As of the date of this prospectus, we have not completed all aspects of the valuation process necessary to estimate the fair values of the assets we have acquired and liabilities we have assumed and the related allocation of purchase price. We have allocated the total purchase price, calculated as described in Note 3 to the unaudited condensed consolidated financial statements contained elsewhere in the prospectus, to the assets acquired and liabilities assumed based on preliminary estimates of their fair values. A final determination of these fair values will reflect our consideration of a final valuation prepared by third-party appraisers. This final valuation will be based on the actual net tangible and identifiable intangible assets that existed as of the closing date of the Merger. Any final adjustment will change the allocations of purchase price, which could affect the fair value assigned to the assets and liabilities and could result in a change to the unaudited pro forma condensed consolidated financial data.

Unaudited Pro Forma Condensed Consolidated Statement of Operations

(dollars in thousands)

	Nine Months Ended October 2, 2010
	Historical		Adjustments		Pro Forma
	Five Months Ended May 28, 2010 (Predecessor)	Four Months Ended October 2, 2010 (Successor)
Net sales	$934,925	$885,596	$—		$1,820,521
Cost of goods sold, excluding depreciation included in selling, general and administrative expenses below	775,678	790,259	—		1,565,937
Selling, general and administrative expenses	135,146	125,997	16,153	(1)	277,296
Transaction expenses	42,608	985	(41,184)		2,409

Operating income (loss)	(18,507)	(31,645)	25,031		(25,121)
Other expense:
Interest expense, net	(32,669)	(21,462)	5,670	(2)	(48,461)
Other, net	(127)	(482)	—		(609)

Income (loss) from operations before income taxes	(51,303)	(53,589)	30,701		(74,191)
Income tax provision (benefit)	(15,227)	(17,083)	11,973	(3)	(20,337)

Net income (loss)	$(36,076)	$(36,506)	$18,728		$(53,854)

Unaudited Pro Forma Condensed Consolidated Statement of Operations

(dollars in thousands)

	Fiscal Year Ended January 2, 2010
	Historical	Adjustments		Pro Forma
Net sales	$2,171,787	$—		$2,171,787
Cost of goods sold, excluding depreciation included in selling, general and administrative expenses below	1,797,905	—		1,797,905
Selling, general and administrative expenses	306,189	38,084	(1)	344,273

Operating income (loss)	67,693	(38,084)		29,609
Other expense:
Interest expense, net	(54,415)	(7,282	)(2)	(61,697)
Other, net	(1,020)	—		(1,020)

Income (loss) from operations before income taxes	12,258	(45,366)		(33,108)
Income tax provision (benefit)	7,326	(17,693	)(3)	(10,367)

Net income (loss)	$4,932	$(27,673)		$(22,741)

Notes to Unaudited Pro Forma Condensed Consolidated Statements of Operations

(dollars in thousands)

The unaudited pro forma condensed consolidated statements of operations reflect the results for the Company for the nine months ended October 2, 2010 and the fiscal year ended January 2, 2010. The unaudited pro forma condensed consolidated statements of operations do not include the following charges since they are not expected to have a continuing impact on the statement of operations: the amortization of $7,875 in fees related to bridge financing which was not utilized due to the offering of the Senior Secured Notes and the Senior Subordinated Notes as well as other transaction costs incurred by us. The pro forma adjustments for the Merger are more fully described in the notes below.

(1)	Adjustments relate to the following:

	For the Nine Months Ended October 2, 2010	For the Fiscal Year Ended January 2, 2010
Adjustment to management fees (i)	$1,463	$1,521
Adjustment to amortization (ii)	16,903	38,516
Adjustment to depreciation (iii)	(2,213)	(1,953)

Adjustment to selling, general and administrative expense	$16,153	$38,084

(i)	Issuer had entered into an agreement with Investcorp and its co-sponsors (or their respective affiliates), pursuant to which Holdings paid Investcorp and its co-sponsors (or their respective affiliates) a management fee of $8.0 million on March 31, 2005 which was being amortized over a five year period, on a basis consistent with the services provided. This management fee will cease as a part of the Merger and will be replaced with a new annual management fee equal to 2% of Adjusted EBITDA calculated on a quarterly basis.

	For the Nine Months Ended October 2, 2010	For the Fiscal Year Ended January 2, 2010
New management fees	$2,013	$2,021
Historical management fees paid to our former equity sponsors	(550)	(500)

Adjustment to management fees	$1,463	$1,521

(ii)	Reflects the adjustment to historical amortization expense as a result of the valuation of $531.4 million allocated to amortizable intangible assets acquired in the Merger, primarily associated with a customer relationship intangible asset based upon the expected period of economic benefit from the asset and the low customer attrition rate. Amortization expense for the customer relationship intangible is calculated using a 19 year useful life. Historical amortization expense was based on $251.0 million of amortizable intangible assets, primarily related to a customer relationship intangible asset. Historical amortization expense for the customer relationship intangible was calculated using a 17 year useful life.

	For the Nine Months Ended October 2, 2010	For the Fiscal Year Ended January 2, 2010
New amortization of finite-lived intangible	$43,415	$56,587
Less: Historical amortization	(26,512)	(18,071)

Adjustment to amortization	$16,903	$38,516

(iii)	Reflects the adjustment to historical depreciation expense as a result of recording acquired property, plant and equipment at fair value as of the Merger date. The adjustment to fair value was $28.6 million and primarily related to an adjustment of $10.9 million for internal use software and an adjustment of $12.6 million furniture and fixtures. In addition, the useful lives of the assets were updated to reflect their estimated remaining useful life. As a result, overall depreciation expense decreased as useful lives were increased from historical lives, primarily within the internal use software and furniture and fixture categories. See Note 6 to the Condensed Consolidated Financial Statements for a further discussion.

	For the Nine Months Ended October 2, 2010	For the Fiscal Year Ended January 2, 2010
New depreciation expense	$9,039	$12,052
Less: Historical depreciation	(11,252)	(14,005)

Adjustment to depreciation	$(2,213)	$(1,953)

(2)	Represents adjustments to interest expense for the new debt incurred, calculated as follows:

	For the Nine Months Ended October 2, 2010	For the Fiscal Year Ended January 2, 2010
Interest on the ABL Facility borrowings of approximately $185,000 principal amount, $250,000 principal amount of the Senior Secured Notes offered for exchange hereby and $200,000 principal amount of Senior Subordinated Notes at an estimated blended interest rate of 8.6% (i)	$41,060	$54,747
Amortization of $24,996 of debt issuance costs arising from the ABL Facility, the issuance of the Senior Secured Notes offered for exchange hereby and the issuance of the Senior Subordinated Notes	3,460	4,613

Total interest expense on the new debt	$44,520	$59,360

Less:
Historical interest expense on the Existing Notes and ABL Facility	$34,982	$44,583
Historical amortization of debt issuance costs	3,738	4,835
Historical debt issuance cost write-off	7,968	—
Accretion and dividends on redeemable preferred stock	3,502	2,660

Total historical interest expense on the existing notes and ABL Facility	$50,190	$52,078

Total pro forma adjustment of interest expense	$(5,670)	$7,282

(i)	A 0.125% change in such assumed blended interest rate would change aggregate annual pro forma interest expense by approximately $794.

(3)	Income tax adjustment to reflect the Transactions:

	For the Nine Months Ended October 2, 2010	For the Fiscal Year Ended January 2, 2010
Historical income tax (benefit) provision	$(32,310)	$7,326

Adjustments to income (loss) before income taxes	30,701	(45,366)
Statutory tax rate	39%	39%

Adjustments to income tax provision (benefit)	$11,973	$(17,693)

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table sets forth selected historical consolidated financial data of the Predecessor 2 (as defined below), the Predecessor (as defined below) and the Successor (as defined below) for the periods indicated. The Company’s fiscal year is based on either a 52- or 53-week period ending on the Saturday closest to each December 31. Therefore, the financial results of certain fiscal years and fiscal quarters will not be exactly comparable to those of other fiscal years and fiscal quarters. The fiscal quarter ended April 2, 2005 contains operating results for 13 weeks and the period of April 2, 2005 through December 31, 2005 contains operating results for 39 weeks. Fiscal 2006 (ended December 30, 2006), fiscal 2007 (ended December 29, 2007) and fiscal 2009 (ended January 2, 2010) each contains operating results for 52 weeks. Fiscal 2008 (ended January 3, 2009) contains operating results for 53 weeks. The nine months ended October 3, 2009 contains operating results for 39 weeks. The five months ended May 28, 2010 contains operating results for 21 weeks. The four months ended October 2, 2010 contains operating results for 18 weeks.

On March 31, 2005, Investcorp S.A., Berkshire Partners LLC and Greenbriar Equity Group LLC and their respective affiliates, acting through Holdings, acquired the Issuer (the “2005 Acquisition”). On May 28, 2010, as a result of the Merger, Holdings was acquired by affiliates of TPG. In the following table, the fiscal quarter ended April 2, 2005 reflects the financial position, results of operations, and changes in financial position of the Issuer and its consolidated subsidiaries (the “Predecessor 2”). Periods after April 2, 2005 but prior to May 28, 2010 reflect the financial position, results of operations, and changes in financial position of Holdings and its consolidated subsidiaries prior to the Merger (the “Predecessor”). Periods after May 28, 2010 reflect the financial position, results of operations, and changes in financial position of Holdings and its consolidated subsidiaries after the Merger (the “Successor”).

The selected consolidated statements of operations data presented below for the fiscal quarter ended April 2, 2005 has been derived from the unaudited consolidated financial statements of the Issuer and its consolidated subsidiaries, which are not included in this prospectus. The selected consolidated statements of operations data presented below for the period from April 2, 2005 through December 31, 2005 and for fiscal 2006 and the balance sheet data as of December 31, 2005, December 30, 2006 and December 29, 2007 have been derived from our audited consolidated financial statements, which are not included in this prospectus. The selected consolidated statements of operations data presented below for fiscal 2007, 2008 and 2009 and the balance sheet data as of January 3, 2009 and January 2, 2010 have been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The selected historical interim financial data as of and for the nine months ended October 3, 2009, as of and for the five months ended May 28, 2010 and as of and for the four months ended October 2, 2010 have been derived from our unaudited consolidated financial statements, which are included elsewhere in this prospectus. The unaudited consolidated financial statements were prepared on a basis consistent with our annual audited consolidated financial statements. In the opinion of management, the unaudited consolidated financial statements include all adjustments, consisting only of normal and recurring adjustments, necessary for a fair statement of the results for those periods. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year or any future period. Nor are our historical operating results necessarily indicative of future operating results.

You should read the selected financial data presented below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes.

	Predecessor 2	Predecessor							Successor
	Quarter Ended April 2,	Period from April 2, 2005 through December 31,	Fiscal				Nine Months Ended October 3,	Five Months Ended May 28,	Four Months Ended October 2,
	2005	2005	2006	2007	2008	2009	2009	2010	2010
	(dollars in thousands)	(dollars in thousands)							(dollars in thousands)
Statement of Operations Data:
Net sales	$354,339	$1,150,944	$1,577,973	$1,877,480	$1,960,844	$2,171,787	$1,645,046	$934,925	$885,596
Cost of goods sold, excluding depreciation included in selling, general and administrative expenses below	290,488	939,325	1,293,594	1,552,975	1,605,064	1,797,905	1,364,554	775,678	790,259
Selling, general and administrative expense	52,653	172,605	227,399	258,347	274,412	306,189	233,602	135,146	125,997
Impairment of intangible asset	—	—	2,640	—	—	—	—	—	—
Transaction expenses	28,211	95	—	—	—	—	—	42,608	985

Operating (loss) income	(17,013)	38,919	54,340	66,158	81,368	67,693	46,890	(18,507)	(31,645)
Operating (expense) income
Interest expense	(3,682)	(41,359)	(60,065)	(61,633)	(59,169)	(54,415)	(41,345)	(32,669)	(21,462)
Other, net	(252)	111	(364)	(285)	(1,155)	(1,020)	(845)	(127)	(482)

(Loss) income from operations before income taxes	(20,947)	(2,329)	(6,089)	4,240	21,044	12,258	4,700	(51,303)	(53,589)
Income tax (benefit) provision	(6,620)	(728)	(1,482)	2,867	11,373	7,326	2,356	(15,227)	(17,083)

Net (loss) income	$(14,327)	$(1,601)	$(4,607)	$1,373	$9,671	$4,932	$2,344	$(36,076)	$(36,506)

Balance Sheet Data:
Cash and cash equivalents		$5,545	$3,600	$4,749	$8,495	$7,290	$6,446		$11,977
Working capital (1)		201,820	172,627	186,556	288,313	197,317	243,067		251,655
Total assets		1,120,118	1,123,506	1,210,696	1,390,860	1,300,624	1,296,567		2,047,815
Total debt, including capital leases		545,245	521,007	539,853	642,434	549,576	589,416		666,044
Total redeemable preferred stock		18,559	19,822	21,450	23,941	26,600	25,918		—
Total stockholders’ equity		220,806	216,758	216,395	224,486	230,647	228,045		636,080

Other Financial data:
EBITDA (2)	$(15,527)	$55,439	$79,047	$93,969	$105,743	$98,751	$69,618	$(3,927)	$(9,070)
Adjusted EBITDA (2)	13,865	64,964	83,658	95,397	106,994	101,035	71,274	45,696	54,976
Ratio of earnings to fixed charges (3)	—	—	—	1.1x	1.3x	1.2x	1.1x	—	—

(1)	Working Capital is defined as current assets minus current liabilities.
(2)

EBITDA represents earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA as further adjusted to reflect the items set forth in the table below. The presentation of EBITDA and Adjusted EBITDA are financial measures that are not calculated in accordance with GAAP. We present EBITDA and Adjusted EBITDA because we believe they provide a more complete understanding of the factors and trends affecting our business than GAAP measures alone. We also believe that such measures are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Our board of directors, management and investors use EBITDA and Adjusted EBITDA to assess our financial performance because it allows them to compare our operating performance on a consistent basis across periods by removing items that we do not believe are indicative of our core operating performance. In addition, the indenture governing the notes offered hereby uses a measure similar to Adjusted EBITDA to measure our compliance with certain covenants. The Accelerate Parent Board also uses Adjusted EBITDA in determining compensation for our management. We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by other issuers because not all issuers calculate Adjusted EBITDA in the same manner. In evaluating Adjusted EBITDA you should be aware that in the future we may incur expenses that are the same or similar to some of the adjustments set forth below. Neither EBITDA nor Adjusted EBITDA should be considered an alternative to, or more meaningful than, net income as determined in accordance with GAAP. See “Non-GAAP Financial Measures” for more information regarding EBITDA and Adjusted EBITDA, including a discussion of the limitations on using these measures as an analytical tool.

The following tables show the calculation of EBITDA and Adjusted EBTIDA from the most directly comparable GAAP measure, net income (loss):

	Predecessor 2	Predecessor							Successor
	Quarter Ended April 2,	Period from April 2, 2005 through December 31,	Fiscal				Nine Months Ended October 3,	Five Months Ended May 28,	Four Months Ended October 2,
	2005	2005	2006	2007	2008	2009	2009	2010	2010
Net (loss) income	$(14,327)	$(1,601)	$(4,607)	$1,373	$9,671	$4,932	$2,344	$(36,076)	$(36,506)
Depreciation and amortization	1,738	16,409	25,071	28,096	25,530	32,078	23,573	14,707	23,057
Interest expense	3,682	41,359	60,065	61,633	59,169	54,415	41,345	32,669	21,462
Income tax (benefit) provision	(6,620)	(728)	(1,482)	2,867	11,373	7,326	2,356	(15,227)	(17,083)

EBITDA	$(15,527)	$55,439	$79,047	$93,969	$105,743	$98,751	$69,618	$(3,927)	$(9,070)

	Predecessor 2	Predecessor							Successor
	Quarter Ended April 2,	Period from April 2, 2005 through December 31,	Fiscal				Nine Months Ended October 3,	Five Months Ended May 28,	Four Months Ended October 2,
	2005	2005	2006	2007	2008	2009	2009	2010	2010
EBITDA	$(15,527)	$55,439	$79,047	$93,969	$105,743	$98,751	$69,618	$(3,927)	$(9,070)
Management fees	—	4,500	1,875	500	500	500	375	125	425
Incentive compensation	1,140	—	—	—	—	325	299	5,892	2,103
Transaction fees	28,211	95	—	—	—	—	—	42,608	985
Inventory step up	—	4,692	—	—	—	—	—	—	58,797
Other	41	238	2,736	928	751	1,459	982	998	1,736

Adjusted EBITDA	$13,865	$64,964	$83,658	$95,397	$106,994	$101,035	$71,274	$45,696	$54,976

(3)	Earnings have been calculated by adding interest expense and the estimated interest portion of rental expense to earnings before income taxes. Fixed charges are comprised of interest expense and capitalized interest, if any. For the three months ended April 2, 2005, nine months ended December 31, 2005, twelve months ended December 30, 2006, five months ended May 28, 2010 and four months ended October 2, 2010, earnings were insufficient to cover fixed charges by approximately $20.9 million, $2.3 million, $6.1 million, $51.3 million and $53.6 million, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our consolidated results of operations, financial condition and liquidity includes periods prior to the consummation of the Transactions on May 28, 2010. The discussion and analysis of historical periods prior to the Transactions does not reflect the impact that the Transactions had on us, including increased levels of indebtedness and the impact of purchase accounting. Throughout this prospectus, including in the following discussion, periods prior to May 28, 2010 reflect our financial position, results of operations, and changes in financial position prior to the Transactions and are referred to as the Predecessor. Periods after May 28, 2010 reflect our financial position, results of operations, and changes in financial position after the Transactions and are referred to as the Successor. We refer to the combined five-month period ended May 28, 2010 for the Predecessor and four-month period ended October 2, 2010 for the Successor as the “combined nine months ended October 2, 2010,” the “combined nine-month period of 2010” or the “first nine months of 2010.” You should read the following discussion and analysis in conjunction with “The Transactions,” “Unaudited Pro Forma Condensed Consolidated Financial Data,” “Selected Historical Consolidated Financial Data” and our consolidated financial statements and the related notes included in this prospectus. The following discussion contains forward-looking statements that reflect our current expectations, estimates, forecast and projections. These forward-looking statements are not guarantees of future performance, and actual outcomes and results may differ materially from those expressed in these forward-looking statements. See “Risk Factors” and “Cautionary Statements on Forward-Looking Information.”

Our fiscal year is based on either a 52- or 53-week period ending on the Saturday closest to each December 31. Therefore, the financial results of certain fiscal years and fiscal quarters will not be exactly comparable to other fiscal years and fiscal quarters. Fiscal 2009 for the Predecessor, which ended January 2, 2010, and fiscal 2007 for the Predecessor, which ended December 29, 2007, contained operating results for 52 weeks. Fiscal 2008 for the Predecessor, which ended January 3, 2009, contained operating results for 53 weeks. The four months ended October 2, 2010 for the Successor contained operating results for 18 weeks. The five months ended May 28, 2010 and the nine months ended October 3, 2009 for the Predecessor contained operating results for 21 weeks and 39 weeks, respectively.

Company Overview

We are the leading replacement tire distributor in the United States, providing a critical range of services to enable tire retailers to effectively service and grow sales to consumers. Through our network of 85 distribution centers, we offer access to an extensive breadth and depth of inventory, representing approximately 40,000 stock-keeping units (SKUs), to approximately 50,000 customers. The critical range of services we provide includes frequent and timely delivery of inventory, business support services, such as credit, training and access to consumer market data, administration of tire manufacturer affiliate programs, a leading online ordering and reporting system and a website that enables our tire retailer customers to participate in Internet marketing of tires to consumers. We estimate that our share of the replacement passenger and light truck tire market in the United States has increased from approximately 1.2% in 1996 to approximately 9.4% in 2009.

We conduct our operations through the Issuer, American Tire Distributors, Inc., which is a wholly-owned subsidiary of Holdings. Holdings has no significant assets or operations other than its ownership of American Tire Distributors. The operations of American Tire Distributors, Inc. and its consolidated subsidiaries constitute our operations presented under accounting principles accepted in the United States.

We serve a highly diversified customer base comprised of local, regional and national independent tire retailers, automotive dealerships, tire manufacturer-owned stores, mass merchandisers and service stations. In fiscal 2009, our largest customer and our top ten customers accounted for less than 1.6% and 5.5%, respectively, of our net sales. We believe we are a top supplier to many of our customers and maintain customer relationships that exceed a decade on average for our top 20 customers.

We believe we distribute the broadest product offering in our industry, supplying our customers with the top ten leading passenger and light truck tire brands. We carry the flag brands of all four of the largest tire manufacturers—Bridgestone, Continental, Goodyear, and Michelin—as well as Hankook, Kumho, Nexen, Nitto and Pirelli brands. In addition to flag brands, we also sell lower price point associate brands of many of these and other manufacturers, as well as proprietary brand tires, custom wheels and accessories. Tire sales accounted for approximately 93.1% and 94.4% of our net sales in fiscal 2009 and the combined nine months ended October 2, 2010, respectively. We believe our large, diverse product offering allows us to better penetrate the replacement tire market across a broad range of price points.

Key Business Metrics

Key business factors that have influenced our results of operations are:

•

Availability of consumer credit and changes in disposable income. Recent economic conditions, including increased unemployment and rising fuel prices, have caused consumers to delay tire purchases, reduce spending on tires or purchase less costly brand tires. For instance, in fiscal 2008, increased fuel costs, increased unemployment and tightening credit caused a decrease in miles driven and consumer spending, both of which caused a decrease in our unit sales and unit sales in the entire U.S. replacement tire industry. We believe that during fiscal 2008, fiscal 2009 and the first nine months of fiscal 2010, weak or uncertain economic conditions have caused some consumers to delay the replacement of their tires.

•

Acquisitions. Over the past five years, we have successfully acquired and integrated ten businesses representing in excess of $700 million in annual net sales. Our acquisition strategy has allowed us to increase our share in existing markets, add distribution in new and complementary regions and utilize increasing scale to realize cost savings.

•

Number of vehicles in the U.S. market. While the number of automobiles registered in the United States has generally increased steadily over time, the growth rate in the number of automobiles slowed during fiscal 2008 and declined on a year-over-year basis in fiscal 2009, primarily due to weakening economic conditions, the reduced availability of consumer credit and decreasing consumer confidence.

•

Average age of vehicles. As the average age of vehicles has increased, the number of vehicles requiring replacement tires has increased. As consumers have chosen to drive existing vehicles longer, leading to increasing average age, these consumers may spend more on vehicle maintenance.

•

Miles driven. An increase in the number of miles driven generally increases the rate at which tires are replaced, thereby increasing the number of tires we sell. We believe that during fiscal 2008, weak economic conditions and economic uncertainty caused a decrease in the number of miles driven, impacting demand. During fiscal 2009, however, miles driven had increased slightly on a year-over-year basis while maintaining a consistent month-to-month increase during the last half of 2009. Miles driven during the first nine months of 2010 increased 0.5% versus the same period in 2009.

The U.S. replacement tire market has historically experienced stable growth primarily driven by several positive industry trends such as increases in the number of vehicles on the road, the number of licensed drivers, the number of miles driven, and the average age of vehicles. However, comparable unit replacement tire demand softened year-over-year between 2008 and 2009, with calendar 2009 unit replacement tire demand down 7.5% as compared to calendar 2008, as reported by Modern Tire Dealer. During this same period, we achieved a year-over-year increase in unit sales of 15.2%, or 16.4% adjusting for the three fewer days in fiscal 2009 as compared to fiscal 2008. Our above-market results are due, in part, to our 2008 acquisition of Am-Pac, which accounted for 17.2% of the growth in unit sales, partially offset by softer unit demand in 2009 as compared to 2008 due to the weakened economy. During the first nine months of 2010, our light vehicle unit sales increased 0.3% as compared to the same period of last year. We believe the weakened industry demand has been due, in part, to continued economic uncertainty, which has contributed to the deferral of tire purchases. While we expect these conditions to continue through fiscal 2010, we believe that we are well positioned to continue achieving above market results in both contracting and expanding market demand cycles.

Recent Developments

The Transactions

On May 28, 2010, pursuant to the Merger Agreement, dated as of April 20, 2010, among Holdings, Accelerate Holdings Corp., Merger Sub and Investcorp International, Inc., solely in its capacity as a representative of the stockholders, optionholders and warrantholders of Holdings, Merger Sub merged with and into Holdings with Holdings being the surviving corporation. As a result of the Merger, Holdings became a wholly owned subsidiary of Accelerate Holdings Corp., and an indirect wholly-owned subsidiary of Accelerate Parent, substantially all of whose outstanding capital stock is owned by investment entities affiliated with the Sponsor. The Merger was completed on May 28, 2010 (see Note 3 in Notes to Condensed Consolidated Financial Statements for further information).

The Merger was accounted for using the acquisition method of accounting in accordance with the accounting guidance for business combinations and non-controlling interests. Accordingly, the purchase price of the Merger has been allocated to our assets and liabilities based upon their estimated fair values at the acquisition date. This allocation is preliminary and includes a number of estimates based on currently available data which, upon further evaluation, may require modification. For accounting purposes, the preliminary purchase price allocation was applied on May 28, 2010.

Throughout this prospectus, including in the following discussion, periods prior to May 28, 2010 reflect our financial position, results of operations, and changes in financial position prior to the Transactions and are referred to as the Predecessor. Periods after May 28, 2010 reflect our financial position, results of operations, and changes in financial position after the Transactions and are referred to as the Successor.

2007 and 2008 Acquisitions

On May 31, 2007, we completed the purchase of Jim Paris Tire City of Montebello, Inc., which we refer to as Paris Tire. This acquisition expanded our service in Colorado and the Midwest. On July 2, 2007, we completed the purchase of certain assets and the assumption of certain liabilities of Martino Tire Company, which we refer to as Martino Tire. This acquisition expanded our service in Florida and complemented our existing distribution centers located in Florida. On December 7, 2007, we completed the purchase of 6H-Homann, LLC and Homann Tire, LTD, which we refer to collectively as Homann Tire, which expanded our service in Texas (further complementing our existing distribution centers) and allowed us to expand into Louisiana. We accounted for each of these acquisitions under the purchase method of accounting and, accordingly, the results of operations for the acquired businesses have been included in our consolidated statements of operations from the date of such acquisition.

The Homann Tire, Martino Tire, and Paris Tire acquisitions were financed through borrowings under our revolving credit facility. The aggregate purchase price of these acquisitions was $21.7 million, consisting of $20.9 million in cash and $0.8 million in direct acquisition costs.

On October 8, 2008, we completed the purchase of certain assets and the assumption of certain liabilities of Remington Tire Distributors, Inc., which does business under the name Gray’s Wholesale Tire Distributors and which we refer to as Gray’s Tire. This acquisition expanded our presence in Texas and Oklahoma and complemented our existing distribution centers located within the states of Texas and Oklahoma.

On December 18, 2008, we completed the purchase of all of the issued and outstanding capital stock of Am-Pac. This acquisition significantly strengthened our presence in markets we served and allowed us to expand our operations into St. Louis, Missouri and western Texas. We financed the Am-Pac and Gray’s Tire acquisitions through borrowings under our revolving credit facility. We accounted for each of these acquisitions under the purchase method of accounting and, accordingly, the results of operations for the acquired businesses have been included in our consolidated statements of operations from the date of such acquisition. The aggregate purchase price of the Am-Pac acquisition was approximately $74.7 million, consisting of $71.1 million in cash and $3.6 million in direct acquisition costs.

Results of Operations

Successor Quarter Ended October 2, 2010 Compared to Predecessor Quarter Ended October 3, 2009

The following table sets forth the period change for each category of the statements of operations, as well as each category as a percentage of net sales:

	Successor	Predecessor	Period Over Period Change	Period Over Period Percentage Change	Successor	Predecessor
					Results as a Percentage of Net Sales for the Quarter Ended

In thousands	Quarter Ended October 2, 2010	Quarter Ended October 3, 2009	Favorable (unfavorable)	Favorable (unfavorable)	October 2, 2010	October 3, 2009
Net sales	$647,317	$549,490	$97,827	17.8%	100.0%	100.0%
Cost of goods sold	557,113	451,252	(105,861)	(23.5)	86.1	82.1
Selling, general and administrative expenses	94,274	72,315	(21,959)	(30.4)	14.6	13.2
Transaction expenses	750	—	(750)	(100.0)	0.1	0.0

Operating income (loss)	(4,820)	25,923	(30,743)	(118.6)	(0.7)	4.7
Other income (expense):
Interest expense	(16,183)	(13,465)	(2,718)	(20.2)	(2.5)	(2.5)
Other, net	(243)	(333)	90	27.0	0.0	(0.1)

Income (loss) from operations before income taxes	(21,246)	12,125	(33,371)	(275.2)	(3.3)	2.2
Provisions (benefit) for income taxes	(2,365)	6,828	9,193	134.6	(0.4)	1.2

Net income (loss)	$(18,881)	$5,297	$(24,178)	(456.4)%	(2.9)%	1.0%

Net Sales

Net sales increased $97.8 million, or 17.8%, from $549.5 million in the third quarter of 2009 to $647.3 million in the third quarter of 2010. The increase in sales was primarily driven by higher net tire pricing of $62.9 million and resulted primarily from our passing through tire manufacturer price increases. Additionally, higher tire unit sales contributed $35.7 million to the quarter-over-quarter increase, of which $19.7 million related to passenger and light truck tire unit sales and $16.0 million related to medium truck and specialty tire unit sales. Also, sales of equipment, tools and supplies were up $3.0 million primarily due to higher unit sales combined with higher net pricing. These increases were partially offset by lower sale contributions from the retail stores acquired from Am-Pac and subsequently sold in fiscal 2009 (a decline of $4.0 million quarter-over-quarter).

Cost of Goods Sold

Cost of goods sold increased $105.9 million, or 23.5%, from $451.3 million in the third quarter of 2009 to $557.1 million in the third quarter of 2010. The non-recurring amortization of the inventory step-up adjustment recorded in connection with the Merger contributed $20.6 million to the quarter-over-quarter increase as the residual inventory related to the fair value step-up was sold during the quarter ended October 2, 2010. The balance of the increase was primarily related to higher net tire pricing of $52.7 million, which resulted from manufacturer price increases, the contribution from higher tire unit sales of $31.1 million and higher equipment, tools and supply sales of $2.5 million. In addition, we recognized a $1.0 million impairment charge in cost of goods sold during the third quarter of 2010 related to the write-down of a component of our equipment inventory due to our decision to discontinue selling certain products within this product offering (see Note 4 in Notes to Condensed Consolidated Financial Statements for further information). These increases were partially offset by the sale of the Am-Pac retail stores in fiscal 2009, which resulted in lower cost of goods sold during the third quarter of 2010 of $2.3 million.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $22.0 million, or 30.4%, from $72.3 million in the third quarter of 2009 to $94.3 million in the third quarter of 2010. The increase in selling, general and administrative expenses is primarily due to higher depreciation and amortization expense ($8.7 million) which was driven mostly by the higher amortization expense related to the revaluation of the customer list intangible asset as part of the Merger, as well as, the timing and amounts of capital expenditures placed into service. In addition, higher incentive compensation of $5.5 million was driven by improved operating performance, higher stock-based compensation expense of $2.1 million related to the grant of stock options during third quarter 2010, higher advertising expense of $1.6 million, higher employee benefit costs of $1.0 million, higher fuel expense of $0.6 million driven by a higher price per gallon of fuel, higher vehicle and IT equipment leasing cost of $0.9 million, higher travel/meeting cost of $0.6 million and higher temporary labor of $0.6 million contributed to the quarter-over-quarter increase. These increases were only partially offset by lower selling, general and administrative expenses relating to the retail stores that were sold in the latter part of fiscal 2009 ($1.5 million) and lower compensation, rent, fuel and vehicle expenses as we integrated 20 of the Am-Pac distribution centers into our existing centers as of July 2009 and eliminated certain duplicate expenses.

Transaction Expenses

In connection with the Transactions, the Successor incurred $0.8 million of transaction expenses during the quarter ended October 2, 2010. These direct transaction costs include accounting and other fees for professional services in connection with the Transactions.

Interest Expense

Interest expense, net of capitalized interest, increased $2.7 million, or 20.2%, from $13.5 million in the third quarter of 2009 to $16.2 million in the third quarter of 2010. This increase is primarily due to higher debt levels associated with the Successor’s senior debt obligations as compared to the Predecessor’s senior debt obligations which contributed $3.8 million to the quarter-over-quarter increase in interest expense partially offset by the termination of the Predecessor’s 2009 swap agreement which resulted in lower interest expense of $1.2 million.

Provision (Benefit) for Income Taxes

Our income tax benefit increased $9.2 million from an income tax provision of $6.8 million in the third quarter of 2009, based on a pre-tax income of $12.1 million, to an income tax benefit of $2.4 million in the third quarter of 2010, based on a pre-tax loss of $21.2 million. Our effective tax rates for the third quarter of 2009 and the third quarter of 2010 were 56.3% and 11.1%, respectively. The decrease in the effective tax rate is due primarily to changes in projected pre-tax income levels for the 2010 Successor period as compared to the 2009 Predecessor period, the elimination of a valuation allowance against certain capital loss carryforwards during the three month period ended October 2, 2010, and the impact related to certain permanent differences, which are not deductible for income tax purposes. The income tax benefit recorded for the third quarter of 2010 has been computed based on year-to-date losses and projected results for the full year. The final effective tax rate to be applied to fiscal 2010 will depend on the actual amount of pre-tax income (loss) generated by us for the full year.

Net Income (Loss)

Net loss for the third quarter of 2010 increased $24.2 million from net income of $5.3 million in the third quarter of 2009 to a net loss of $18.9 million. The increase in net loss is due predominately to the non-recurring amortization of the inventory step-up adjustment and higher selling, general and administrative expenses as discussed above. Partially offsetting these increases were higher contribution from tire unit sales, higher net tire pricing and the fluctuation in the income tax provision (benefit) between periods.

Five Months Ended May 28, 2010 for the Predecessor Compared to the Nine Months Ended October 3, 2009 for the Predecessor

As a result of the Merger and related change in control, generally accepted accounting principles requires us to present separately our operating results for the Predecessor five months ended May 28, 2010. In the following discussion, historical results for the five months ended May 28, 2010 for the Predecessor are compared and discussed in relation to the historical Predecessor results for the nine months ended October 3, 2009.

The following table sets forth the period change for each category of the statements of operations, as well as each category as a percentage of net sales:

	Predecessor	Predecessor	Period Over Period Change	Period Over Period % Change	Percentage of Net Sales For the Respective Period Ended
	Five Months Ended	Nine Months Ended
In thousands	May 28 2010	October 3, 2009	Favorable (unfavorable)	Favorable (unfavorable)	May 28, 2010	October 3, 2009
Net sales	$934,925	$1,645,046	$(710,121)	(43.2)%	100.0%	100.0%
Cost of goods sold	775,678	1,364,554	588,876	43.2%	83.0%	82.9%
Selling, general and administrative expenses	135,146	233,602	98,456	42.1%	14.5%	14.2%
Transaction expenses	42,608	—	(42,608)	(100.0)%	4.6%	0.0%

Operating income (loss)	(18,507)	46,890	(65,397)	(139.5)%	(2.0)%	2.9%

Other income (expense):
Interest expense	(32,669)	(41,345)	8,676	21.0%	(3.5)%	(2.5)%
Other, net	(127)	(845)	718	85.0%	0.0%	(0.1)%

Income (loss) from operations before income taxes	(51,303)	4,700	(56,003)	n/a	(5.5)%	0.3%
Provision (benefit) for income taxes	(15,227)	2,356	17,583	n/a	(1.6)%	0.1%

Net income (loss)	$(36,076)	$2,344	$(38,420)	n/a	(3.9)%	0.1%

Net Sales

Total net sales for the five months ended May 28, 2010 were $934.9 million, a $710.1 million or 43.2% decrease compared with the nine months ended October 3, 2009. The decrease was directly attributable to the comparison of operating results of a five month period with a nine month period. Also, lower sales contributions from the retail stores acquired from Am-Pac and subsequently sold in fiscal 2009 impacted the five month period ended May 28, 2010 as compared to the nine month period ended October 3, 2009 by approximately $27.5 million. Additionally, the decline in tire unit sales attributable to the difference in the number of months in the comparable periods was partially offset by an increase in net tire pricing. This increase resulted primarily from our passing through tire manufactures price increases. These price increases resulted in an approximate 10.2 % increase in net tire pricing during the five months ended May 28, 2010 as compared to the nine month period ended October 3, 2009.

Cost of Goods Sold

Total cost of goods sold for the five months ended May 28, 2010 were $775.7 million, a $588.9 million or a 43.2% decrease compared with the nine months ended October 3, 2009. The decrease was directly attributable to the comparison of operating results of a five month period with a nine month period. Cost of goods sold as a percentage of net sales was 83.0% and 82.9% for the five months ended May 28, 2010 and the nine months ended October 3, 2009, respectively. Included in the nine months ended October 3, 2009 were expenses related to the Am-Pac retail stores, which were completely sold by December 2009. These retail stores had a $14.6 million impact on cost of goods sold during the nine month period ended October 3, 2009 that did not repeat during the five month period ended May 28, 2010.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the five month period ended May 28, 2010 were $135.1 million or 14.5% of net sales compared to $233.6 million or 14.2% of net sales for the nine month period ended October 3, 2009. The decline in selling, general and administrative expenses was primarily attributable to the comparison of operating results for a five month period with a nine month period. The increase in selling, general and administrative expenses as a percentage of sales between the five month period ended May 28, 2010 and the nine month period ended October 3, 2009 was primarily driven by higher non-cash stock-based compensation expense of $5.6 million related to the discretionary vesting of certain previously unvested stock options and an increased price per gallon of fuel, which approximated 24% per gallon. Expenses during 2009 included costs for retail stores acquired from Am-Pac and subsequently sold during 2009. In addition, we experienced lower compensation, rent, fuel and vehicle expenses during fiscal 2010 as we integrated 20 of the Am-Pac distribution centers into our existing centers as of July 2009 and eliminated certain duplicate expenses.

During the five months ended May 28, 2010, we recorded an out of period adjustment to our financial statements to correct an error related to the final adjustments recorded to goodwill upon sale of our retail stores in fiscal 2009. Upon review of these adjustments, we determined that $4.9 million previously recorded as goodwill should have been recorded as customer list intangibles at the time of the sale of the Am-Pac retail stores. Consequently, we have recorded an out-of-period adjustment related to the amortization of the customer list intangible and a non-cash charge related to a single retail store that was shut-down. In aggregate, the out-of-period non-cash charge included in the five months ended May 28, 2010 approximates $0.4 million and is included within selling, general and administrative expenses. We evaluated these errors in relation to the periods in which they originated, the current period in which they were corrected, and the estimated income for the full fiscal year, including the trend of earnings. Management believes these errors are immaterial to both the consolidated quarterly and annual financial statements.

Transaction Expenses

In connection with the Transactions, during the five month period ended May 28, 2010, we incurred $42.6 million of transaction expenses that related to direct acquisition costs including investment banking, legal, accounting and other fees for professional services as well as certain financing fees that did not qualify for capitalization. Also included within this amount was $2.4 million related to our now suspended public offering of our common stock.

Interest Expense

Total interest expense, net of capitalized interest, for the five month period ended May 28, 2010 was $32.7 million, an $8.7 million or 21.0% decrease compared with the nine months ended October 3, 2009. The decrease was primarily attributable to the comparison of operating results of a five month period with a nine month period. Partially offsetting this decline during the five months ended May 28, 2010, we wrote off $8.0 million of deferred financing fees related to the Predecessors existing debt and accreted the carrying amount of the Predecessor’s redeemable preferred stock to the redemption amount at the date of the Merger, which impacted interest expense by $2.3 million. These amounts were partially offset during the five month period ended May 28, 2010 by lower average borrowings under our ABL Facility and termination of the Predecessors 2009 swap agreement.

Provision (Benefit) for Income Taxes

Our income tax benefit was $15.2 million during the five month period ended May 28, 2010 compared with an income tax provision of $2.4 million during the nine month period ended October 3, 2009. The benefit recorded during the five months ended May 28, 2010 was based on a pre-tax loss of $51.3 million, primarily resulting from the $42.6 million of Transaction expenses recorded during this time period. The provision recorded during the nine months ended October 3, 2009 was based on pre-tax income of $4.7 million. Our effective tax rates for the five month period of 2010 and the nine month period of 2009 were 30.8% and 50.1%, respectively. The decrease in the effective tax rate is due primarily to changes in projected pre-tax income levels for 2010 as compared to 2009 and the impact related to certain permanent differences, which are not deductible for income tax purposes and that relate to certain transaction expenses incurred as a result of the Transactions.

Net Income (Loss)

Net loss for the five month period ended May 28, 2010 was $36.1 million compared with net income of $2.3 million for the nine month period ended October 3, 2009. The decrease was directly attributable to the comparison of operating results of a five month period with a nine month period, the impact of non-recurring transaction expenses and the write-off of previously existing deferred financing fees during the five month period ended May 28, 2010.

Four Months Ended October 2, 2010 for the Successor Compared to the Nine Months Ended October 3, 2009 for the Predecessor

As a result of the Merger and related change in control, generally accepted accounting principles requires us to present separately our operating results for the Successor four months ended October 2, 2010. In the following discussion, historical results for the four months ended October 2, 2010 for the Successor are compared and discussed in relation to the historical Predecessor results for the nine months ended October 3, 2009.

The following table sets forth the period change for each category of the statements of operations, as well as each category as a percentage of net sales:

	Successor	Predecessor	Period Over Period Change	Period Over Period % Change	Percentage of Net Sales For the Respective Period Ended
	Four Months Ended	Nine Months Ended
In thousands	October 2, 2010	October 3, 2009	Favorable (unfavorable)	Favorable (unfavorable)	October 2, 2010	October 3, 2009
Net sales	$885,596	$1,645,046	$(759,450)	(46.2)%	100.0%	100.0%
Cost of goods sold	790,259	1,364,554	574,295	42.1%	89.2%	82.9%
Selling, general and administrative expenses	125,997	233,602	107,605	46.1%	14.2%	14.2%
Transaction expenses	985	—	(985)	(100.0)%	0.1%	0.0%

Operating income (loss)	(31,645)	46,890	(78,535)	(167.5)%	(3.6)%	2.9%
Other income (expense):
Interest expense	(21,462)	(41,345)	19,883	48.1%	(2.4)%	(2.5)%
Other, net	(482)	(845)	363	43.0%	(0.1)%	(0.1)%

Income (loss) from operations before income taxes	(53,589)	4,700	(58,289)	n/a	(6.1)%	0.3%
Provision (benefit) for income taxes	(17,083)	2,356	19,439	n/a	(1.9)%	0.1%

Net income (loss)	$(36,506)	$2,344	$(38,850)	n/a	(4.1)%	0.1%

Net Sales

Total net sales for the four months ended October 2, 2010 were $885.6 million, a $759.4 million or 46.2% decrease compared with the nine months ended October 3, 2009. The decrease was directly attributable to the comparison of operating results of a four month period with a nine month period. Also, lower sales contributions from the retail stores acquired from Am-Pac and subsequently sold in fiscal 2009 impacted the four month period ended October 2, 2010 as compared to the nine month period ended October 3, 2009 by approximately $27.5 million. The decline in tire unit sales attributable to the difference in the number of months in the comparable periods, however, was partially offset by an increase in net tire pricing. This increase resulted primarily from our passing through tire manufactures price increases. These price increases resulted in an approximate 15.4% increase in net tire pricing during the four months ended October 2, 2010 as compared to the nine month period ended October 3, 2009.

Cost of Goods Sold

Total cost of goods sold for the four months ended October 2, 2010 were $790.3 million, a $574.3 million or a 42.1% decrease compared with the nine months ended October 3, 2009. The decrease was directly attributable to the comparison of operating results of a four month period with a nine month period. Cost of goods sold as a percentage of net sales was 89.2% and 82.9% for the four months ended May 28, 2010 and the nine months ended October 3, 2009, respectively. The amortization of the inventory step-up adjustment recorded in connection with the Merger increased cost of goods sold during the four months ended October 2, 2010 by $58.8 million as all of our Merger-related inventory was sold during the four-month period. In addition, we recognized a $1.0 million impairment charge in cost of goods sold during the four month period of 2010 related to the write-down of a component of our equipment inventory due to our decision to discontinue selling certain products within this product offering (see Note 4 in Notes to Condensed Consolidated Financial Statements for further information). Included in the nine months ended October 3, 2009 were expenses related to the Am-Pac retail stores, which were completely sold by December 2009. These retail stores had a $14.6 million impact on cost of goods sold during the nine month period ended October 3, 2009 that did not repeat during the four month period ended October 2, 2010.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the four month period ended October 2, 2010 were $126.0 million or 14.2% of net sales compared to $233.6 million or 14.2% of net sales for the nine month period ended October 3, 2009. The decline in selling, general and administrative expenses was directly attributable to the comparison of operating results for a four month period with a nine month period. In addition, included in selling, general and administrative expense for the four months ended October 2, 2010 is an additional $6.1 million of amortization related to the valuation of amortizable intangible assets acquired in the Merger, primarily associated with a customer relationship intangible asset. Also, expenses during 2009 included costs for retail stores acquired from Am-Pac and subsequently sold during 2009, as well as, lower compensation, rent, fuel and vehicle expenses during fiscal 2010 as we integrated 20 of the Am-Pac distribution centers into our existing centers as of July 2009 and eliminated certain duplicate expenses.

Interest Expense

Total interest expense, net of capitalized interest, for the four month period ended October 2, 2010 was $21.5 million, a $19.9 million or 48.1% decrease compared with the nine months ended October 3, 2009. The decrease was directly attributable to the comparison of operating results of a four month period with a nine month period. Partially offsetting this decline was a higher average debt level during the four month period of 2010 as compared to the nine month period of 2009, associated with the Successor’s senior debt obligations as compared to the Predecessor’s senior debt obligations, as well as, a slight higher interest rate associated with the Successor’s senior debt obligations as compared to the Predecessor’s senior debt obligations.

Provision (Benefit) for Income Taxes

Our income tax benefit was $17.1 million during the four month period ended October 2, 2010 compared with an income tax provision of $2.4 million during the nine month period ended October 3, 2009. The benefit recorded during the four months ended October 2, 2010 was based on a pre-tax loss of $53.6 million, primarily resulting from the non-recurring amortization of the inventory step-up adjustment as well as the additional amortization expense related to the valuation of amortizable intangible assets acquired, both recorded in connection with the Merger. Our effective tax rates for the four month period of 2010 and the nine month period of 2009 were 31.9% and 50.1%, respectively. The decrease in the effective tax rate is due primarily to changes in projected pre-tax income levels for 2010 as compared to 2009 and the elimination of a valuation allowance against certain capital loss carryforwards during the four month period ended October 2, 2010.

Net Income (Loss)

Net loss for the four month period ended October 2, 2010 was $36.5 million compared with net income of $2.3 million for the nine month period ended October 3, 2009. The decrease was directly attributable to the comparison of operating results of a four month period with a nine month period. In addition, the non-recurring amortization of the inventory step-up adjustment, the additional amortization expense related to the valuation of amortizable intangible assets and the increase in interest expense as discussed above impacted the results during the four month period ended October 2, 2010.

Fiscal 2008 Compared to Fiscal 2009

The following table sets forth the period change for each category of the statements of operations, as well as each category as a percentage of net sales (dollars in thousands):

	Fiscal Year Ended January 3, 2009	Fiscal Year Ended January 2, 2010	Period Over Period Change Favorable (Unfavorable)	Period Over Period Percentage Change Favorable (Unfavorable)	Results as a Percentage of Net Sales for Each Period Ended
					January 3, 2009	January 2, 2010
Net sales	$1,960,844	$2,171,787	$210,943	10.8%	100.0%	100.0%
Cost of goods sold, excluding depreciation included in selling, general and administrative expenses below	1,605,064	1,797,905	(192,841)	(12.0)	81.9	82.8
Selling, general and administrative expenses	274,412	306,189	(31,777)	(11.6)	14.0	14.1

Operating income	81,368	67,693	(13,675)	(16.8)	4.1	3.1
Other expense:
Interest expense	(59,169)	(54,415)	4,754	8.0	(3.0)	(2.5)
Other, net	(1,155)	(1,020)	135	11.7	(0.1)	0.0

Income from operations before income taxes	21,044	12,258	(8,786)	(41.8)	1.1	0.6
Income tax provision	11,373	7,326	4,047	35.6	0.6	0.3

Net income	$9,671	$4,932	$(4,739)	(49.0)%	0.5%	0.2%

Net Sales

Net sales increased $210.9 million, or 10.8%, from $1,960.8 million in fiscal 2008 to $2,171.8 million in fiscal 2009. The increase in sales was primarily driven by our acquisition of Am-Pac in late 2008, which contributed $258.4 million to the increase. Additionally, net pricing contributed an additional $39.5 million to the increase and resulted primarily from our passing through the tire manufacturers multiple price increases in 2008. Excluding the Am-Pac acquisition and the three additional business days in fiscal 2008, our sales of passenger and light truck tire units continued to outperform the overall passenger and light truck tire market (down 7.5% as measured by Modern Tire Dealer), but still declined 0.8% during fiscal 2009 as compared to fiscal 2008. Softer tire unit sales of $43.4 million (approximately $20.9 million of which resulted from the additional three business days in fiscal 2008 compared to fiscal 2009), combined with a decline in wheel, equipment and supply sales, collectively $43.5 million, partially offset the increases noted above.

Cost of Goods Sold

Cost of goods sold increased $192.8 million, or 12.0%, from $1,605.1 million in fiscal 2008 to $1,797.9 million in fiscal 2009. This increase is primarily due to our acquisition of Am-Pac in late 2008, which contributed increases of $194.6 million and $14.7 million of cost of goods sold from its wholesale and retail operations, respectively, combined with higher net tire pricing, which resulted from the multiple manufacturer price increases that occurred throughout fiscal 2008. Partially offsetting these increases was the decline in tire, wheel, equipment and supply unit sales (excluding Am-Pac) year-over-year, and the effect of three fewer business days in fiscal 2009.

Selling, General and Administrative Expenses

In fiscal 2009, selling, general and administrative expenses increased $31.8 million, or 11.6%, from $274.4 million in fiscal 2008 to $306.2 million, primarily because of our acquisition of Am-Pac in late 2008, which accounted for approximately $41.3 million of the increase. The majority of the increase related to Am-Pac occurred in the first half of 2009 as our integration strategy was substantially completed by July 2009. Other increases included higher rents for larger facilities occupied during late fiscal 2008 and early fiscal 2009 ($4.8 million) and higher amortization expense related to the change in accounting estimate for certain customer list intangible assets ($3.6 million—See Note 4 in the Notes to Consolidated Financial Statements). Lower employee-related expenses of $8.1 million, including lower overall employee headcount, three fewer business days in fiscal 2009 and lower 401(k) expense as compared to fiscal 2008, as well as lower fuel cost of $5.3 million and travel and meeting expenses of $1.5 million partially offset the increases noted above.

Interest Expense

In fiscal 2009, interest expense, net of capitalized interest, decreased $4.8 million, or 8.0%, from $59.2 million in fiscal 2008 to $54.4 million, primarily due to lower interest rates on our variable rate debt, partially offset by higher average borrowings from our revolving credit facility during fiscal 2009 and a $0.9 million increase in interest expense related to the change in fair value of the interest rate swap agreement entered into in the second quarter of 2009.

Interest expense, net of capitalized interest, for fiscal 2009 of $54.4 million exceeds cash payments for interest during the same period in fiscal 2008 of $43.0 million, principally due to non-cash amortization of debt issuance costs and accretion of interest on our redeemable preferred stock, as well as interest accrued but not yet paid.

Income Tax Provision

Our income tax provision decreased from $11.4 million in fiscal 2008, based on a pre-tax income of $21.0 million, to $7.3 million in fiscal 2009, based on a pre-tax income of $12.3 million. Our effective tax rates for fiscal 2008 and fiscal 2009 were 54.0% and 59.8%, respectively. The increase in the effective tax rate is due primarily to lower pre-tax income for fiscal 2009, the effects of certain permanent timing differences (primarily the effect of preferred stock dividends that are not deductible for income tax purposes) on our pre-tax income of $12.3 million in fiscal 2009 as opposed to the same permanent timing differences on our pre-tax income of $21.0 million in fiscal 2008, and a higher state effective tax rate as we do not anticipate to be able to benefit from losses generated in certain states.

Net Income

Net income for fiscal 2009 decreased $4.7 million, or 49.0%, from $9.7 million in fiscal 2008 to $4.9 million. The decrease in net income is due, in part, to higher selling, general and administrative expenses, as discussed above, partially offset by contributions from the Am-Pac acquisition, lower interest expense and the fluctuation in the income tax provision between fiscal years.

Fiscal 2007 Compared to Fiscal 2008

The following table sets forth the period change for each category of the statements of operations, as well as each category as a percentage of net sales (dollars in thousands):

	Fiscal Year Ended December 29, 2007	Fiscal Year Ended January 3, 2009	Period Over Period Change Favorable (Unfavorable)	Period Over Period Percentage Change Favorable (Unfavorable)	Results as a Percentage of Net Sales for Each Period Ended
					December 29, 2007	January 3, 2009
Net sales	$1,877,480	$1,960,844	$83,364	4.4%	100.0%	100.0%
Cost of goods sold, excluding depreciation included in selling, general and administrative expenses below	1,552,975	1,605,064	(52,089)	(3.4)	82.7	81.9
Selling, general and administrative expenses	258,347	274,412	(16,065)	(6.2)	13.8	14.0

Operating income	66,158	81,368	15,210	23.0	3.5	4.1
Other expense:
Interest expense	(61,633)	(59,169)	2,464	4.0	(3.3)	(3.0)
Other, net	(285)	(1,155)	(870)	(305.3)	0.0	(0.1)

Income from operations before income taxes	4,240	21,044	16,804	396.3	0.2	1.1
Income tax provision	2,867	11,373	(8,506)	(296.7)	0.2	0.6

Net income	$1,373	$9,671	$8,298	604.4%	0.1%	0.5%

Net Sales

In fiscal 2008, net sales increased $83.3 million, or 4.4%, from $1,877.5 million in fiscal 2007 to $1,960.8 million. The increase in sales in fiscal 2008 was primarily driven by an increase in tire pricing, net of selective promotional activities, which contributed $115.9 million to the increase as we passed-through the tire manufacturers’ multiple price increases. Additionally, our acquisitions of Paris Tire, Martino Tire and Homann Tire in fiscal 2007, combined with the acquisition of Gray’s Tire and Am-Pac in fiscal 2008, contributed an additional $73.2 million to the increase. Excluding acquisitions, our sales of passenger and light truck tire units outperformed the overall passenger and light truck tire market (as measured by the Rubber Manufacturer’s Association, or RMA), but still declined between fiscal 2007 and fiscal 2008. As such, softer tire unit sales of $98.8 million (including a benefit of approximately $27.5 million from four additional sales days in our fiscal 2008), combined with a decline in wheel, equipment and supply sales to partially offset the increases noted above.

Cost of Goods Sold

In fiscal 2008, cost of goods sold increased $52.1 million, or 3.4%, from $1,553.0 million in fiscal 2007 to $1,605.1 million. This increase is primarily due to the acquisitions of Paris Tire, Martino Tire and Homann Tire in fiscal 2007, combined with the acquisitions of Gray’s Tire and Am-Pac in fiscal 2008, which in aggregate contributed approximately $60.0 million of the increase. All other items netted to reduce cost of goods sold by $8.0 million and included the impact of four additional sales days in fiscal 2008 as compared to fiscal 2007, larger manufacturer price increases in fiscal 2008 as compared to fiscal 2007, which were more than offset by softer tire unit sales, excluding the impact of acquisitions and the additional sales days year-over-year, and lower wheel, equipment and supply sales.

Selling, General and Administrative Expenses

In fiscal 2008, selling, general and administrative expenses increased $16.1 million, or 6.2%, from $258.3 million in fiscal 2007 to $274.4 million. The acquisitions of Paris Tire, Martino Tire and Homann Tire in fiscal 2007, combined with the acquisition of Gray’s Tire and Am-Pac in fiscal 2008, accounted for approximately $7.9 million of the increase, $4.4 million of which was due to employee-related expenses. Additionally, facility lease and utilities expense increased $2.8 million primarily due to infrastructure investments, including relocation to larger facilities and upgrades to existing facilities. Fuel cost increased $3.7 million in fiscal 2008 due primarily to higher fuel cost per gallon. Other increases included higher vehicle leasing, higher travel costs and higher equipment and computer maintenance expense. These increases were partially offset by lower employee-related expenses of $0.6 million, primarily due to lower incentive compensation expense.

Interest Expense

In fiscal 2008, interest expense, net of capitalized interest, decreased $2.5 million, or 4.0%, from $61.6 million in fiscal 2007 to $59.2 million in fiscal 2008. The decrease in interest expense is due to lower interest rates on our variable rate debt, partially offset by higher overall debt levels.

Interest expense, net of capitalized interest, for fiscal 2008 of $59.2 million exceeds cash payments for interest during the same period of $57.7 million, principally due to non-cash amortization of debt issuance costs and accretion of interest on our redeemable preferred stock, as well as interest accrued but not yet paid.

Income Tax Provision

Our income tax provision increased from $2.9 million in fiscal 2007, based on a pre-tax income of $4.2 million, to $11.4 million in fiscal 2008, based on a pre-tax income of $21.0 million. Our effective tax rates for fiscal 2007 and fiscal 2008 were 68.0% and 54.0%, respectively. The decrease in the effective tax rate is due primarily to an increase in pre-tax income for fiscal 2008 and the impact of certain permanent timing differences (primarily the effect of preferred stock dividends that are not deductible for income tax purposes).

Net Income

Net income for fiscal 2008 increased $8.3 million from $1.4 million in fiscal 2007 to $9.7 million. The increase in net income is due to increases in net sales from acquisitions and lower interest expense, partially offset by an increase in selling, general and administrative expenses, partially offset by the increase in income tax provision between periods.

Liquidity and Capital Resources

Overview

We expect our cash flow from operations, combined with availability under our ABL Facility, to provide sufficient liquidity to fund our current obligations, projected working capital requirements, restructuring obligations and capital spending during the next twelve month period. In addition, we expect our cash flow from operations and our availability under our ABL Facility, which matures on November 28, 2014, to continue to provide sufficient liquidity to fund our ongoing obligations, projected working capital requirements, restructuring obligations and capital spending during the foreseeable future.

In assessing our liquidity, our management reviews and analyzes our current cash on–hand, the number of days our sales are outstanding, inventory turns, capital expenditure commitments and income tax rates. Our principal liquidity requirements will be to meet our working capital and capital expenditure needs and our debt service requirements.

As a result of the Transactions, we are significantly leveraged. As of October 2, 2010, our total indebtedness is $666.0 million. We also have an additional $232.7 million of availability under our ABL Facility. The availability under our ABL Facility is determined in accordance with a borrowing base which can decline due to various factors. Therefore, amounts under our ABL Facility may not be available when we need them. Our liquidity requirements are significant, primarily due to our debt service requirements. Our cash interest expense for the four months ended October 2, 2010 and the five months ended May 28, 2010 was $3.8 million and $26.2 million, respectively.

Our liquidity and our ability to fund our capital requirements is dependent on our future financial performance, which is subject to general economic, financial and other factors that are beyond our control and many of which are described under “Risk Factors.” If those factors significantly change or other unexpected factors adversely affect us, our business may not generate sufficient cash flow from operations or we may not be able to obtain future financings to meet our liquidity needs. We anticipate that to the extent additional liquidity is necessary to fund our operations, it would be funded through borrowings under our ABL Facility, the incurrence of other indebtedness, additional equity financings or a combination of these potential sources of liquidity. We may not be able to obtain this additional liquidity on terms acceptable to us or at all.

Cash Flows

As a result of the merger and related change in control, generally accepted accounting principles requires us to present separately our cash flows for the Successor four months ended October 2, 2010 and the Predecessor five months ended May 28, 2010. In the following discussion, the Successor four months ended October 2, 2010 and the Predecessor five months ended May 28, 2010 are each compared with Predecessor nine months ended October 3, 2009 in accordance with generally accepted accounting principles.

The following table sets forth the major categories of cash flows:

	Successor	Predecessor	Predecessor
	Four Months Ended October 2, 2010	Five Months Ended May 28, 2010	Nine Months Ended October 3, 2009	Fiscal
In thousands				2009	2008	2007
Cash provided by (used in) operating activities	$(25,578)	$28,106	$100,007	$131,105	$(54,086)	$19,119
Cash provided by (used in) investing activities	(6,082)	(7,523)	2,052	(4,620)	(81,671)	(29,860)
Cash provided by (used in) financing activities	31,395	(15,631)	(104,108)	(127,690)	139,503	11,890

Net increase (decrease) in cash and cash equivalents	(265)	4,952	(2,049)	(1,205)	3,746	1,149
Cash and cash equivalents, beginning of year	12,242	7,290	8,495	8,495	4,749	3,600

Cash and cash equivalents, end of year	11,977	12,242	6,446	7,290	8,495	4,749

Cash payments for interest	3,816	26,188	40,818	42,953	57,711	51,629
Cash payments for taxes, net	3,152	1,122	5,294	6,457	11,634	2,242
Capital expenditures financed by debt	—	—	1,369	2,307	3,295	2,822
Noncash capital expenditures	—	—	—	2,876	—	—

Operating Activities

Net cash provided by operating activities for the five month period ended May 28, 2010 was $28.1 million compared with $100.0 million for the nine month period ended October 3, 2009. The decrease of $71.9 million is partially attributable to the comparison of cash flow results of a five month period with a nine month period. A component of the decrease resulted from the impact of the $42.6 million expense recorded during the five month period ended May 28, 2010 related to transaction costs paid by the Predecessor. In addition, working capital requirements during the five month period ended May 28, 2010 resulted in a cash inflow of $31.0 million as increases in manufacturer safety stock levels of inventory and increases in customer accounts receivables were more than offset by increases in vendor accounts payable, which resulted from timing of vendor payments. In comparison, working capital requirements during the nine month period ended October 3, 2009 resulted in a cash inflow of $69.9 million, which were primarily driven by the decrease in inventory as a result of the combination of the consolidations of the acquired Am-Pac distribution centers (finalized in early July 2009) and rationalization of their inventories, in addition to a reduction in elevated 2008 year-end inventory levels.

Net cash used in operating activities for the four month period ended October 2, 2010 was $25.6 million compared with $100.0 million of net cash provided by operating activities for the nine month period ended October 3, 2009. The decrease of $125.6 million is partially attributable to the comparison of cash flow results of a four month period with a nine month period. In addition, working capital requirements during the four month period ended October 2, 2010 resulted in a cash outflow of $49.0 million and were driven by increases in manufacturer safety stock levels of inventory, increases in customer accounts receivables, and decreases in vendor accounts payable, which resulted from timing of vendor payments. In comparison, working capital requirements during the nine month period ended October 3, 2009 resulted in a cash inflow of $69.9 million, which were primarily driven by the decrease in inventory as a result of the combination of the consolidations of the acquired Am-Pac distribution centers (finalized in early July 2009) and rationalization of their inventories, in addition to a reduction in elevated 2008 year-end inventory levels.

Total net cash provided by operating activities for fiscal 2009 increased $185.2 million, from $54.1 million used in operating activities in fiscal 2008 to $131.1 million provided by operating activities in fiscal 2009. The increase in net cash provided by operating activities was primarily due to a decrease in our net working capital requirements. For fiscal 2009, our change in operating assets and liabilities generated a cash inflow of approximately $78.3 million, primarily driven by a decrease in inventories and, to a lesser extent, an increase in accounts payable, partially offset by a decrease in accrued expenses. The decrease in inventories resulted from the consolidation of the acquired Am-Pac distribution centers (finalized in early July 2009) and rationalization of their inventories, as well as a reduction in elevated 2008 year-end inventory levels. The decrease in accrued expenses resulted from income tax payments and incentive compensation payments made during fiscal 2009, both of which related to 2008 fiscal performance, versus income tax and incentive compensation accrual levels for fiscal 2009 that will be paid during fiscal 2010. The increase in accounts payable relates to the timing of vendor payments, particularly for inventory purchases.

Total net cash used in operating activities for fiscal 2008 increased $73.2 million to $54.1 million compared to net cash provided by operating activities of $19.1 million in fiscal 2007. The increase in net cash used in operating activities was primarily due to an increase in our net working capital requirements driven by an increase in inventories combined with a decrease in accrued expenses and decreases in accounts payable. The increase in inventories was primarily driven by increased purchases for the purpose of achieving certain manufacturer volume related incentives, coupled with a softer tire unit sell-out, particularly during the fourth quarter of 2008. The decrease in accrued expenses is primarily due to interest payments on our senior notes, income tax payments and incentive compensation payments that were made during fiscal 2008. The decrease in accounts payable primarily resulted from the timing of vendor payments, particularly for inventory purchases.

Investing Activities

Net cash used in investing activities for the five month period ended May 28, 2010 was $7.5 million compared with cash provided by investing activities of $2.1 million for the nine months ended October 3, 2009. Increased capital expenditures during the five months ended May 28, 2010 included expenditures for information technology upgrades, IT application development and leasehold improvements. Included in 2009 results are proceeds of $8.1 million related to the sale of assets held for sale, associated with the sale of certain retail operations acquired in the Am-Pac acquisition.

Net cash used in investing activities for the four month period ended October 2, 2010 was $6.1 million compared with cash provided by investing activities of $2.1 million for the nine months ended October 3, 2009. Increased capital expenditures during the five months ended May 28, 2010 included expenditures for information technology upgrades, IT application development and leasehold improvements. Included in 2009 results are proceeds of $8.1 million related to the sale of assets held for sale, associated with the sale of certain retail operations acquired in the Am-Pac acquisition.

Net cash used in investing activities decreased $77.1 million to $4.6 million in fiscal 2009 compared to net cash used in investing activities of $81.7 million in fiscal 2008. The decrease in net cash used in investing activities was due primarily to a decrease in our acquisition activity as the Am-Pac acquisition took place in fiscal 2008, as well as an increase in the proceeds from the sale of assets held for sale, including $8.1 million for the sale of certain retail operations acquired in the Am-Pac acquisition, and a lower level of purchases of property and equipment between fiscal 2008 and fiscal 2009, primarily resulting from the expansion of one of our distribution centers in fiscal 2008. Capital expenditures for fiscal 2009 included information technology upgrades, warehouse racking and the assumption and subsequent payment of certain mortgage liabilities for real estate obtained for security in certain notes receivable. During fiscal 2009, we also had capital expenditures financed by debt of $2.3 million relating to information technology, which amount is not reflected as capital expenditures in our consolidated statements of cash flows in accordance with GAAP.

Total net cash used in investing activities increased $51.8 million to $81.7 million in fiscal 2008 compared to $29.9 million in fiscal 2007. The increase in net cash used in investing activities was due primarily to an increase in our acquisition activity of $47.6 million primarily from Am-Pac and an increase in purchase levels of property and equipment of $4.8 million. The increase in purchase levels of property and equipment was due, in part, to the expansion of one of our distribution centers. Capital expenditures for fiscal 2008 also included information technology upgrades and warehouse racking. During fiscal 2008, we also had capital expenditures financed by debt of $3.3 million relating to information technology, which amount is not reflected as capital expenditures in our consolidated statements of cash flows in accordance with GAAP.

Financing Activities

Net cash used in financing activities for the five month period ended May 28, 2010 was $15.6 million compared with $104.1 million for the nine months ended October 3, 2009. During the nine months ended October 3, 2009, increased repayments of our revolving credit facility and a larger amount of outstanding checks at the balance sheet date were the primary drivers of amounts used in financing activities.

Net cash provided by financing activities for the four month period ended October 2, 2010 was $31.4 million compared with net cash used in financing activities of $104.1 for the nine month period ended October 3, 2009. The increase in net cash provided by financing activities was primarily due to the proceeds from the issuance of the old notes and our Senior Subordinated Notes, partially offset by the repayment of our previously outstanding Existing Fixed Rate Notes, Existing Floating Rate Notes, Existing Discount Notes, which we refer to collectively as the Existing Notes, and redeemable preferred stock as well as payments for deferred financing costs in connection with the Transactions.

Total net cash used in financing activities increased $267.2 million to $127.7 million in fiscal 2009 compared to net cash provided by financing activities of $139.5 million in fiscal 2008. The increase in net cash used in financing activities was primarily due to lower net borrowings under our revolving credit facility, primarily due to the reduction in working capital requirements discussed above, as well as the timing of outstanding checks from year-end 2008 that cleared in the first quarter 2009.

Total net cash provided by financing activities increased $127.6 million to $139.5 million in fiscal 2008 compared to $11.9 million in fiscal 2007. The increase in net cash provided by financing activities in fiscal 2008 was primarily due to increased borrowings from our revolving credit facility due, in part, to cash paid for our acquisitions completed during fiscal 2008 (primarily Am-Pac) and higher cash payments for interest and taxes, as well as the increase in working capital requirements discussed above.

Supplemental Disclosures of Cash Flow Information

Cash payments for interest for the five month period ended May 28, 2010 were $26.2 million and cash payments for interest for the four month period ended October 2, 2010 were $3.8 million. The reduction for each respective period as compared with the cash payments of $40.8 million in the nine month period ending October 3, 2009 are primarily due to the number of months in the comparative period, the repurchase and cancellation of the Existing Notes (as discussed under “Indebtedness” below) which resulted in lower interest payments, as well as lower interest payments on our ABL Facility due to lower average borrowings during the respective periods.

Cash payments for taxes for the five month period ended May 28, 2010 were $1.1 million compared with $5.3 million in the nine month period ended October 3, 2009. The decrease is primarily due to the balance and timing of income tax extension payments for fiscal 2008, made during the nine month period ending October 3, 2009, as compared to income tax extension payments for fiscal 2009, made in the first five months of 2010. Cash payments for taxes for the four month period ended October 2, 2010 were $3.2 million compared with $5.3 million in the nine month period ended October 3, 2009. The decrease is primarily due to the number of months in the comparative periods and the related quarterly state and federal tax payment requirements during these months.

Cash payments for interest in fiscal 2009 decreased $14.8 million, or 25.6%, from $57.7 million in fiscal 2008 to $43.0 million in fiscal 2009, primarily due to the timing of our 2008 calendar period, which included five interest payments on our Existing Floating Rate Notes totaling $17.8 million compared to only three interest payments in fiscal 2009 totaling $7.7 million. In addition, lower interest rates during fiscal 2009 compared to fiscal 2008 also contributed to the year-over-year decline in cash payments for interest.

Cash payments for taxes in fiscal 2009 decreased $5.2 million, or 44.5%, from $11.6 million in fiscal 2008 to $6.5 million in fiscal 2009, primarily due to the differences between the amount of income tax extension payments for fiscal 2007 made in the first part of 2008 and the amount of such payments for fiscal 2008 made in the first part of 2009.

Cash Position and Indebtedness

As of October 2, 2010, our total cash and cash equivalents were $12.0 million and we had total indebtedness of approximately $666.0 million, compared to total cash and cash equivalents and total indebtedness as of January 2, 2010 of $7.3 million and $549.6 million, respectively.

Indebtedness

The following table summarizes the Successor’s outstanding debt at October 2, 2010:

In Thousands	Outstanding Balance	Interest Rate (1)	Matures
ABL Facility	$197,658	3.4%	2014
Senior Secured Notes	247,004	9.75	2017
Senior Subordinated Notes	200,000	11.50	2018
Capital lease obligations	14,120	7.1 - 13.7	2010 - 2022
Supplier Loan (2)	6,000	9.0	2010
Other	1,262	6.6 - 10.6	2010 - 2020

Total debt	666,044
Less—Current maturities	(6,977)

Long-term debt	$659,067

(1)	Interest rate for the ABL Facility is the weighted average interest rate at October 2, 2010.
(2)	We repaid the Supplier Loan on December 20, 2010 using the ABL Facility.

ABL Facility

In connection with the Merger, the Issuer amended and restated its existing senior secured asset-backed revolving credit facility, which we refer to as the ABL Facility. The borrowers to the ABL Facility are the Issuer and certain of its subsidiaries. The ABL Facility provides for a senior secured revolving credit facility of up to $450.0 million (of which up to $50.0 million may be in the form of commercial and standby letters of credit), subject to borrowing base availability. Provided that no default or event of default is then existing or would arise therefrom, we have the option to request that the ABL Facility be increased by an amount not to exceed $200.0 million, subject to certain consent rights of the administrative agent, swingline lender and issuing banks with respect to the lenders providing commitments for such increase. As of October 2, 2010, the outstanding ABL Facility balance was $197.7 million. In addition, we had certain letters of credit outstanding at October 2, 2010 in the aggregate amount of $7.9 million, leaving $232.7 million available for additional borrowings. The ABL Facility matures on November 28, 2014.

Borrowings under the ABL Facility bear interest at a rate per annum equal to, at our option, either (a) an Adjusted LIBOR rate determined by reference to LIBOR, adjusted for statutory reserve requirements, plus an applicable margin of 3.00% or (b) a base rate determined by reference to the highest of (1) the prime commercial lending rate published by the Bank of America, N.A. as its “prime rate” for commercial loans, (2) the federal funds effective rate plus 1/2 of 1% and (3) the one month-Adjusted LIBOR rate plus 1.0% per annum, plus an applicable margin of 2.0%. The applicable margins under the ABL Facility are subject to step ups and step downs based on average excess borrowing availability under the ABL Facility.

The borrowing base at any time equals the sum (subject to certain reserves and other adjustments) of:

•	85% of eligible accounts receivable; plus

•	the lesser of (a) 70% of the lesser of cost or fair market value of eligible tire inventory and (b) 85% of the net orderly liquidation value of eligible tire inventory; plus

•	the lesser of (a) 50% of the lower of cost or market value of eligible non-tire inventory and (b) 85% of the net orderly liquidation value of eligible non-tire inventory.

All obligations under the ABL Facility are unconditionally guaranteed by Holdings and substantially all of the Issuer’s existing and future, direct and indirect, wholly-owned domestic material restricted subsidiaries, other than Tire Pros Francorp. Obligations under the ABL Facility are also secured by a first-priority lien on inventory, accounts receivable and related assets, and a second-priority lien on substantially all other assets, in each case of Holdings, the Issuer and the guarantor subsidiaries, subject to certain exceptions.
The ABL Facility contains customary covenants, including covenants that restrict our ability to incur additional debt, grant liens, enter into guarantees, enter into certain mergers, make certain loans and investments, dispose of assets, prepay certain debt, declare dividends, modify certain material agreements, enter into transactions with affiliates or change our fiscal year. If the amount available for additional borrowing under the ABL Facility is less than the greater of (a) 12.5% of the lesser of (x) the aggregate commitments under the ABL Facility and (y) the borrowing base and (b) $25.0 million, then we would be subject to an additional covenant requiring us to meet a fixed charge coverage ratio of 1.0 to 1.0. As of October 2, 2010, our additional borrowing availability under the ABL Facility was above the required amount and we were therefore not subject to the additional covenants.

Senior Secured Notes

The indenture that governs the notes offered for exchange and registration hereby contains certain covenants, agreements and events of default that are customary with respect to non-investment grade debt securities, including limitations on mergers, consolidations, sale of substantially all of our assets, incurrence of indebtedness, restricted payments, liens and affiliate transactions by us or our subsidiaries. The terms of the notes require us to make an offer to repay the notes upon a change of control or upon certain asset sales. The terms of the indenture also significantly restrict us and our restricted subsidiaries from paying dividends and otherwise transferring assets. See “Description of Notes.”

Senior Subordinated Notes

On May 28, 2010, in connection with the consummation of the Merger, the Issuer issued $200.0 million in aggregate principal amount of its 11.50% Senior Subordinated Notes due June 1, 2018, which we refer to as the Senior Subordinated Notes. Interest on the Senior Subordinated Notes is payable semi-annually in arrears on June 1 and December 1 of each year, commencing on December 1, 2010. The Senior Subordinated Notes are not redeemable, except as described below, at the Issuer’s option prior to June 1, 2013. Thereafter, the Senior Subordinated Notes may be redeemed at any time at the Issuer’s option, in whole or in part, upon not less than 30 nor more than 60 days notice at a redemption price of 104.0% of the principal amount if the redemption date occurs between June 1, 2013 and May 31, 2014, 102.0% of the principal amount if the redemption date occurs between June 1, 2014 and May 31, 2015 and 100.0% of the principal amount if the redemption date occurs between June 1, 2015 and May 31, 2016.

Prior to June 1, 2013, the Issuer may, at its option, on one or more occasions, redeem up to 35% of the aggregate principal amount of the Senior Subordinated Notes issued at a redemption price equal to 111.5% of the aggregate principal amount thereof, plus accrued and unpaid interest, to, but not including, the redemption date, with the net cash proceeds of one or more equity offerings; provided that:

(1)	at least 50% of the aggregate principal amount of the Senior Subordinated Notes remains outstanding immediately after the occurrence of such redemption; and

(2)	each such redemption occurs within 120 days of the date of the closing of the related equity offering.

In addition, at any time prior to June 1, 2013, the Issuer may redeem all or a part of the Senior Subordinated Notes upon not less than 30 or more than 60 days notice at a redemption price equal to 100.0% of the principal amount of notes to be redeemed, plus the applicable premium (an amount intended to approximate a “make-whole” price based on the price of a U.S. treasury security plus 50 basis points) as of, and accrued and unpaid interest, to, but not including, the redemption date.

The Senior Subordinated Notes are unconditionally guaranteed by Holdings and substantially all of the Issuer’s existing and future, direct and indirect, wholly-owned domestic material restricted subsidiaries, other than Tire Pros Francorp, subject to certain exceptions.

The indenture governing the Senior Subordinated Notes contains covenants that, among other things, limits the ability of the Issuer and its restricted subsidiaries to incur additional debt or issue preferred stock; pay certain dividends or make certain distributions in respect of, or repurchase or redeem, the Issuer’s capital stock; make certain loans, investments or other restricted payments; place restrictions on the ability of the Issuer’s subsidiaries to pay dividends or make other payments to the Issuer; engage in transactions with stockholders or affiliates; transfer or sell certain assets; guarantee indebtedness or incur other contingent obligations; incur certain liens without securing the Senior Subordinated Notes; consolidate, merge or sell all or substantially all of the Issuer’s assets; enter into certain transactions with the Issuer’s affiliates; and designate the Issuer’s subsidiaries as unrestricted subsidiaries.

Supplier Loan

In October 2006, we entered into a loan and purchase agreement with one of our suppliers. Under the terms of the agreement, the supplier agreed to loan us the aggregate principal amount of $6.0 million (the “Supplier Loan”). Proceeds from the Supplier Loan were received in the form of a credit against then current amounts due and payable to the supplier. All unpaid principal and interest on the Supplier Loan was required to be paid in full on or before December 20, 2010. We repaid the Supplier Loan on that date through the use of our ABL Facility. During its term, interest under the Supplier Loan was payable quarterly, in arrears, at a rate of 9% per year. The Agreement defined certain levels of annual commitments that we were required to meet during each calendar year of fiscal 2006 through 2010. If we purchased all the required commitments, then the supplier would refund the interest paid by us for that calendar year. If we did not meet these purchase commitments, a calculated portion, representing the percentage shortfall in our committed purchase requirements, of the principal on the Supplier Loan would be due and payable during the immediately succeeding calendar year.

Repurchase of Existing Notes

In connection with the Merger, on May 4, 2010, Merger Sub commenced cash tender offers for any and all of the Existing Notes. All of the Existing Notes were tendered and subsequently purchased and retired by Merger Sub The aggregate total consideration paid in respect of the Existing Notes was $346.7 million, including accrued and unpaid interest.

Contractual Commitments

As of January 2, 2010, we had certain cash obligations associated with contractual commitments. The amounts due under these commitments are as follows (dollars in millions):

	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term (variable rate)	$325.4	$—	$325.4	$—	$—
Long-term debt (fixed rate)	209.9	13.9	0.6	195.2	0.2
Estimated interest payments (1)	133.9	36.9	64.9	17.9	14.2
Operating leases, net of sublease income	267.6	46.7	79.9	64.8	76.2
8% cumulative mandatory redeemable preferred stock (2)	45.9	—	—	—	45.9
Capital leases (3)	0.1	0.1	—	—	—
Uncertain tax positions	0.9	0.3	(0.5)	0.9	0.2
Other long-term liabilities	4.5	3.6	0.9	—	—
Deferred compensation obligation	2.4	—	—	—	2.4

Total contractual cash obligations	$990.6	$101.5	$471.2	$278.8	$139.1

(1)	Represents the annual interest expense on fixed and variable rate debt. Projections of interest expense on variable rate debt are based on current interest rates.
(2)	Represents the redemption amount plus cumulative dividends.
(3)	Excludes capital lease obligation relating to the sale and leaseback of three owned facilities. All cash paid to the lessor is recorded as interest expense and is included in the estimated interest payments amount in the above table.

Off-Balance Sheet Arrangements

We have no significant off balance sheet arrangements, other than liabilities related to leases of Winston Tire Company that we guaranteed when we sold Winston Tire in 2001. As of October 2, 2010, our total obligations as guarantor on these leases are approximately $4.9 million extending over nine years. However, we have secured assignments or sublease agreements for the vast majority of these commitments with contractually assigned or subleased rentals of approximately $4.5 million as of October 2, 2010. A provision has been made for the net present value of the estimated shortfall. The accrual for lease liabilities could be materially affected by factors such as the credit worthiness of lessors, assignees and sublessees and our success at negotiating early termination agreements with lessors. These factors are significantly dependent on general economic conditions. While we believe that our current estimates of these liabilities are adequate, it is possible that future events could require significant adjustments to those estimates.

Critical Accounting Policies and Estimates

The preparation of our financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires management to make judgments, assumptions and estimates that affect the amounts reported. We consider the accounting policies described below to be critical policies.

Revenue Recognition and Accounts Receivable—Allowance for Doubtful Accounts

We recognize revenue when title and risk of loss pass to the customer, which is upon delivery under free-on-board destination terms. We also permit customers from time to time to return certain products, but there is no contractual right of return. We continuously monitor and track such returns and record an estimate of such future returns, based on historical experience and recent trends. While such returns have historically been within management’s expectations and the provisions established have been adequate, we cannot guarantee that we will continue to experience the same return rates that we have in the past. If future returns increase significantly, operating results would be adversely affected.

The allowance for doubtful accounts provides for estimated losses inherent within our accounts receivable balance. Management evaluates both the creditworthiness of specific customers and the overall probability of losses based upon an analysis of the overall aging of receivables, past collection trends and general economic conditions. Management believes, based on our review, that the allowance for doubtful accounts is adequate to cover potential losses. Actual results may vary as a result of unforeseen economic events and the impact those events could have on our customers.

Inventories

We value inventories at the lower of cost, determined using the first-in, first-out method, or fair market value. We perform periodic assessments to determine the existence of obsolete, slow-moving and non-saleable inventories and record necessary provisions to reduce such inventories to net realizable value. If actual market conditions are less favorable than those projected by management, additional inventory provisions may be required.

Self-Insured Reserves

We are self-insured for automobile liability, workers’ compensation and the health care claims of our team members, although we maintain stop-loss coverage with third-party insurers to limit our total liability exposure. We establish reserves for losses associated with claims filed, as well as claims incurred but not yet reported, using actuarial methods followed in the insurance industry and our historical claims experience. While we do not expect the amounts ultimately paid to differ significantly from our estimates, our results of operations and financial condition could be materially affected if losses from these claims differ significantly from our estimates.

Acquisition Exit Cost Reserves

In connection with certain acquisitions, we have acquired certain facilities that we have closed or intend to close. We record reserves for certain exit costs associated with closing these facilities. These exit cost reserves are recorded in an amount equal to future minimum lease payments and related ancillary costs from the date of closure to the end of the lease term, net of estimated sublease rentals we reasonably expect to obtain for the property. We estimate future cash flows based on contractual lease terms, the geographic market in which the facility is located, inflation, ability to sublease the property and other economic conditions. We estimate sublease rentals based on the geographic market in which the property is located, our experience subleasing similar properties and other economic conditions.

Valuation of Goodwill and Indefinite-Lived Intangible Assets

Financial Accounting Standards Board, or FASB, authoritative guidance requires that goodwill and intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually and more frequently in the event of an impairment indicator. This guidance requires that management compare the reporting unit’s carrying value to its fair value as of an annual assessment date. Management has computed fair value by utilizing a variety of methods including discounted cash flow and market multiple models. In accordance with this guidance, we have elected November 30 as our annual impairment assessment date. We completed annual impairment assessments as of each of November 30, 2007, November 30, 2008 and November 30, 2009 and concluded that no impairment charges were required to be reflected in our 2008 and 2009 financial statements. We intend to perform goodwill and intangible asset impairment reviews annually or more frequently if facts or circumstances warrant a review. Future adverse developments in market conditions or our current or projected operating results could cause the fair value of our goodwill to fall below carrying value, which would result in an impairment charge that would adversely affect our results of operations.

Long-Lived Assets

Management reviews long-lived assets, which consist of property, leasehold improvements, equipment and definite-lived intangibles, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recovered. For long-lived assets to be held and used, management evaluates recoverability by comparing the carrying value of the asset to future net undiscounted cash flows expected to be generated by the asset group. We recognize an impairment charge to the extent the carrying value exceeds the fair value of the asset. For long-lived assets for which we have committed to a disposal plan, we report such assets at the lower of the carrying value or fair value less the cost to sell.

Income Taxes and Valuation Allowances

Pursuant to FASB authoritative guidance for accounting for income taxes and uncertain tax positions, deferred tax assets and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities, in each case using the enacted marginal tax rate we expect will apply when the related asset or liability is expected to be realized or settled. Deferred income tax expenses or benefits are based on the changes in the asset or liability from period to period. We record a valuation allowance, which reduces deferred tax assets, if available evidence suggests that it is more likely than not that some portion or all of a deferred tax asset will not be realized. Changes in the valuation allowance are recognized in our provision for deferred income taxes in the period of change.

We account for uncertain tax positions in accordance with FASB authoritative guidance. However, the application of income tax law is inherently complex. We are required to make certain assumptions and judgments regarding our income tax positions and the likelihood that such tax positions will be sustained if challenged. Interest and penalties related to uncertain tax provisions are recorded as a component of the provision for income taxes. Interpretations and guidance surrounding income tax laws and regulations change over time. Changes in our assumptions and judgments can materially affect the amounts we recognize in our consolidated balance sheets and statements of operations.

Tire Manufacturer Rebates

We receive rebates from tire manufacturers pursuant to a variety of rebate programs. These rebates are recorded in accordance with accounting standards applicable to cash consideration received from vendors. Many of the tire manufacturer programs provide that we receive rebates when certain measures are achieved, generally related to the volume of our purchases. We account for these rebates as a reduction to the price of the product, which reduces the carrying value of our inventory and our cost of goods sold when product is sold. During the year, we record amounts earned for annual rebates based on purchases management considers probable for the full year. These estimates are periodically revised to reflect rebates actually earned based on actual purchase levels.

Tire manufacturers may change the terms of some or all of these programs, which could increase our cost of goods sold and decrease our net income, particularly if these changes are not passed along to the customer.

Customer Rebates

We offer rebates to our customers under a number of different programs. These rebates are recorded in accordance with authoritative guidance related to accounting for consideration given by a vendor to a customer. These programs typically provide customers with rebates, generally in the form of a reduction to the amount they owe us, when certain measures are achieved, generally related to the volume of product purchased from us. We record these rebates through a reduction in the related price of the product, which decreases our net sales. During the year, we estimate rebate amounts based on the rebate rates we expect customers will achieve for the full year. These estimates are periodically revised to reflect rebates actually earned by customers.

Cooperative Advertising and Marketing Programs

We participate in cooperative advertising and marketing programs, or co-op advertising, with our vendors. Co-op advertising funds are provided to us generally based on the volume of purchases made with vendors that offer such programs. A portion of the funds received must be used for specific advertising and marketing expenditures incurred by us or our customers. The co-op advertising funds received by us from our vendors are accounted for in accordance with authoritative guidance related to accounting for cash consideration received from a vendor, which requires that we record the funds received as a reduction of cost of sales or as an offset to specific costs incurred in selling the vendor’s products. The co-op advertising funds that are provided to our customers are accounted for in accordance with authoritative guidance related to accounting for cash consideration given by a vendor to a customer, which requires that we record the funds paid as a reduction of revenue since no separate identifiable benefit is received by us.

Recently Issued Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (“FASB”) issued an amendment to the accounting for fair value measurements and disclosures. This amendment details additional disclosures on fair value measurements, requires a gross presentation of activities within a Level 3 rollforward, and adds a new requirement to disclose transfers in and out of Level 1 and Level 2 measurements. The new disclosures are required of all entities that are required to provide disclosures about recurring and nonrecurring fair value measurements. This amendment is effective in the first interim or reporting period beginning after December 15, 2009, with an exception for the gross presentation of Level 3 rollforward information, which is required for annual reporting periods beginning after December 15, 2010, and for interim reporting periods within those years. The adoption of the provisions of this amendment required in the first interim period after December 15, 2009 did not have a material impact on our financial statement disclosures. In addition, the adoption of the provisions of this amendment required for periods beginning after December 15, 2010 is not expected to have a material impact on our financial statement disclosures.

Quantitative and Qualitative Disclosure About Market Risk

Our results of operations are exposed to changes in interest rates primarily with respect to our ABL Facility. Interest on the ABL Facility is tied to Base Rate, as defined, or LIBOR. At October 2, 2010, we had $197.7 million outstanding under our ABL Facility, none of which has been hedged by an interest rate swap agreement and was thus subject to interest rate changes. An increase of 1% in such interest rate percentages would increase our annual interest expense by $2.0 million, based on the outstanding balance of the ABL Facility that has not been hedged at October 2, 2010.

BUSINESS

Our Company

We are the leading replacement tire distributor in the United States, providing a critical range of services to enable tire retailers to effectively service and grow sales to consumers. Through our network of 85 distribution centers, we offer access to an extensive breadth and depth of inventory, representing approximately 40,000 stock-keeping units (SKUs), to approximately 50,000 customers. The critical range of services we provide includes frequent and timely delivery of inventory, business support services, such as credit, training and access to consumer market data, administration of tire manufacturer affiliate programs, a leading online ordering and reporting system and a website that enables our tire retailer customers to participate in Internet marketing of tires to consumers. We estimate that our share of the replacement passenger and light truck tire market in the United States has increased from approximately 1.2% in 1996 to approximately 9.4% in 2009, which we believe is approximately twice the market share of our closest competitor.

We serve a highly diversified customer base comprised of local, regional and national independent tire retailers, automotive dealerships, tire manufacturer-owned stores, mass merchandisers and service stations. In fiscal 2009, our largest customer and our top ten customers accounted for less than 1.6% and 5.5%, respectively, of our net sales. We believe we are a top supplier to many of our customers and maintain customer relationships that exceed a decade on average for our top 20 customers.

We believe we distribute the broadest product offering in our industry, supplying our customers with the top ten leading passenger and light truck tire brands. We carry the flag brands of all four of the largest tire manufacturers—Bridgestone, Continental, Goodyear and Michelin—as well as Hankook, Kumho, Nexen, Nitto and Pirelli brands. In addition to flag brands, we also sell lower price point associate brands of many of these and other manufacturers, as well as proprietary brand tires, custom wheels and accessories and related tire supplies and tools. Tire sales accounted for approximately 93.1% and 94.4% of our net sales in fiscal 2009 and the combined nine months ended October 2, 2010, respectively. We believe our large, diverse product offering allows us to better penetrate the replacement tire market across a broad range of price points.

From fiscal 2003 to fiscal 2009, we grew our net sales, light vehicle unit sales, net income and EBITDA at a compound annual rate of 11.8%, 7.1%, (17.8)% and 12.7%, respectively. This growth has resulted both from our acquisitions as well as organic growth. Our net loss for the nine months ended October 2, 2010 was $72.6 million. Our Adjusted EBITDA for the nine months ended October 2, 2010 was $100.7 million. For a reconciliation of EBITDA and Adjusted EBITDA, see “Selected Historical Consolidated Financial Data.”

Our Industry

The U.S. replacement tire market generated annual retail sales of approximately $26.6 billion in 2009, according to Modern Tire Dealer. In 2009, passenger tires, medium truck tires and light truck tires accounted for 67.7%, 15.8% and 13.5%, respectively, of the U.S. replacement tire market. Farm, specialty and other types of tires accounted for the remaining 3.0%. In 2009, according to Tire Review, tire retailers obtained 69% of their tire volume from wholesale tire distributors, like us, and 17% of their tire volume from tire manufacturers.

In the United States, replacement tires are sold to consumers through several different channels, including local, regional and national independent tire retailers, mass merchandisers, warehouse clubs, tire manufacturer-owned stores, automotive dealerships, service stations and web-based marketers. Between 1990 and 2009, independent tire retailers and automotive dealerships have enjoyed the largest increase in marketshare, moving from 54.0% to 60.0% and 1.0% to 5.5% of the market, respectively, according to Modern Tire Dealer.

The U.S. replacement tire market has historically experienced stable growth and favorable pricing dynamics. From 1955 through 2009, U.S. replacement tire unit shipments increased by an average of approximately 2.6% per year. However, during challenging economic periods, consumers may opt to defer replacement tire purchases. The tire replacement market experienced negative growth for three out of four years for the first time in over 50 years (based on available historical data) in 2009. We believe the weakened industry demand has been due, in part, to continued economic uncertainty, which has contributed to the deferral of tire purchases. We expect these conditions to continue through fiscal 2010.

The industry has seen stronger growth in the high and ultra-high performance tire segments, which have experienced a compound annual growth rate in units of approximately 9% over the period from 2000 to 2009. High and ultra-high performance tire unit shipments increased from 47.6 million units in 2008 to 52.2 million units in 2009, despite a decrease in total replacement passenger and light truck tire unit shipments from 225 million units in 2008 to 208 million units in 2009 according to Modern Tire Dealer.

We believe growth in the U.S. replacement tire market will continue to be driven by favorable underlying dynamics, including:

•	increases in the number and average age of passenger cars and light trucks;

•	increases in the number of miles driven;

•	increases in the number of licensed drivers as the U.S. population continues to grow;

•	increases in the number of replacement tire SKUs;

•	growth of the high performance tire segment; and

•	shortening tire replacement cycles due to changes in product mix that increasingly favor high performance tires, which have shorter average lives.

Our Competitive Strengths

We believe the following key strengths position us well to maintain our ability to achieve revenue growth that exceeds that of the U.S. replacement tire industry:

Leading Position in a Highly-Fragmented Marketplace. We are the leading replacement tire distributor in the United States with an estimated market share of approximately 9.4%. We believe our scale provides us key competitive advantages relative to our smaller, and generally regionally-focused, competitors that include the ability to: efficiently stock and deliver a wide variety of tires, custom wheels, tire supplies, tools and accessories; invest in services, including sales tools and technologies, to support our customers; and realize operating efficiencies from our scalable infrastructure. We believe our leading market position, combined with our commitment to distribution, as opposed to the retail operations engaged in by our customers, enhances our ability to expand our sales footprint cost effectively both in our existing markets and in new domestic geographic markets.

Extensive and Efficient Distribution Network. We believe we have the largest independent replacement tire distribution network in the United States with 85 distribution centers and approximately 745 delivery vehicles serving 38 states. Our extensive distribution footprint, combined with our sophisticated inventory management and logistics technologies, enables us to deliver the vast majority of orders on a same or next day basis, which is critical for tire retailers who are typically limited by physical inventory capacity and working capital constraints. Our delivery technologies, including dynamic routing and Roadnet 5000, a routing tool, allow us to more effectively and efficiently organize and optimize our route systems to provide timely product delivery. Our Oracle ERP system provides a scalable platform that can support future growth and ongoing cost reduction initiatives, including warehouse and truck management systems, which we believe will allow us to continue reducing warehouse and delivery costs per unit.

Broad Product Offering from Diverse Supplier Base. We believe we offer the most comprehensive selection of tires in the industry through a diverse group of suppliers. We supply the top ten leading passenger tire brands, and we carry the flag brands of all four of the largest tire manufacturers—Bridgestone, Continental, Goodyear and Michelin—as well as Hankook, Kumho, Nexen, Nitto and Pirelli brands. Our tire product line includes a full suite of flag, associate and proprietary brand tires, allowing us to service a broad range of price points from entry level to the faster growing ultra-high performance category. In addition to tires, we also offer custom wheels and accessories and related tire supplies and tools. We believe that our broad product offering drives penetration among existing customers, attracts new customers and maximizes customer retention.

Broad Range of Critical Services. We provide a critical range of services which enables our tire retailer customers to operate their businesses more profitably. These services include convenient access to and timely delivery of the broadest product offerings available in the industry, as well as fundamental business support services, such as credit, training and access to consumer market data, that enable our tire retailer customers to better service their individual markets, and administration of tire manufacturer affiliate programs. We provide our customers with convenient 24/7 access to our extensive product offerings through our innovative and proprietary business-to-business web portal, ATDOnline®. In fiscal 2009, approximately 64% of our total order volume was placed through ATDOnline®, up from 56% in fiscal 2007. For the nine months ended October 2, 2010, 63% of our total order volume was ordered through ATDOnline®. Our online services also include TireBuyer.com®, which was launched in late 2009 to allow our local independent tire retailer customers to participate in the Internet marketing of tires to consumers. We also provide select, qualified independent tire retailers with the opportunity to participate in our Tire Pros® franchise program through which they receive advertising and marketing support and the benefits of a national brand identity.

Diversified Customer Base and Longstanding Customer Relationships. We serve a highly diversified customer base comprised of local, regional and national independent tire retailers, automotive dealerships, tire manufacturer-owned stores, mass merchandisers and service stations. In fiscal 2009, our largest customer and our top ten customers accounted for less than 1.6% and 5.5%, respectively, of our net sales. We believe we are a top supplier to many of our customers and maintain customer relationships that exceed a decade on average for our top 20 customers. We believe the diversity of our customer base and the strength of our customer relationships present an opportunity to grow market share regardless of macroeconomic and replacement tire market conditions.

Consistent Financial Performance and Strong Cash Flow Generation. Our financial performance has benefited from substantial growth that has been achieved based on a combination of organic initiatives and acquisitions. From fiscal 2003 to fiscal 2009, we grew our net sales, light vehicle unit sales, net income and EBITDA at a compound annual rate of 11.8%, 7.1%, (17.8)% and 12.7%, respectively. Additionally, the low capital intensity of our business combined with the efficient management of our working capital, due to our advanced inventory management systems and close vendor relationships, enable us to generate strong cash flow from operations.

Experienced Management Team Supported by Strong Equity Sponsorship. Our senior management team, led by our President and CEO Bill Berry, has an average of over 22 years of experience in the replacement tire distribution industry. Management has a proven track record of implementing successful initiatives in a leverage environment, including the execution of a disciplined acquisition strategy, that have contributed to our gross profit expansion and above-market net sales growth. In addition, we have reduced costs through the integration of operating systems and introduction of standard operating practices across all locations. We also benefit from the extensive management and business experience provided by our Sponsor, TPG.

Our Business Strategy

Our objective is to be the largest distributor of replacement tires to local, regional and national independent U.S. tire retailers, as well as automotive dealerships, service stations and mass merchandisers, to drive above-market growth and further enhance profitability and cash flow. We intend to accomplish this objective by executing the following key operating strategies:

Leverage Our Infrastructure in Existing Markets. Through infrastructure expansions over the past several years, we have developed a scalable platform with available incremental distribution capacity. Our distribution infrastructure enables us to efficiently add new customers and service growing channels, such as automotive dealerships, thereby increasing profitability by leveraging the utilization of our existing assets. We believe our relative penetration in existing markets is largely a function of the services we offer and the length of time we have operated locally. Specifically, in new markets, we have experienced growth in market share over time, and in states we have served the longest, we generally have market share well in excess of our national average.

Maintain a Comprehensive and Deep Tire Portfolio to Meet Our Customers’ Needs. We provide a broad range of products covering all price points from entry-level to faster growing high and ultra-high performance tires, through a full suite of flag, associate and proprietary brand tires. We will continue to focus on high and ultra-high performance tires, given the growth in demand for such tires, while maintaining our emphasis on providing broad market and entry level tire offerings. We have a broad range of entry level offerings including our exclusive Capitol® and Negotiator® brands. Our comprehensive tire portfolio is designed to satisfy all of our customers’ needs and allow us to become the supplier of choice, thereby increasing customer penetration and retention.

Utilize Technology Platform to Continue to Increase Distribution Efficiency. We intend to continue to invest in our inventory and warehouse management systems and logistics technology to further increase our efficiency and profit margins and improve customer service. We continue to evaluate and incorporate technical solutions including our current roll out of handheld scanning for receiving, picking and delivery of products to our customers. We believe these increased efficiencies will continue to enhance our reputation with our customers for providing a high level of prompt customer service, while also reducing costs.

Continue to Expand in Existing and New Geographic Markets. While we have the largest distribution footprint in the U.S. replacement tire market, we have limited or no market presence in 18 of the contiguous United States that represent approximately 35% of the replacement tire market, including New York, Michigan, Illinois and New Jersey. We intend to expand both in previously unserved geographic markets and existing markets by opening new distribution centers as well as through opportunistic acquisitions. During 2010 we opened distribution centers in both Cincinnati and Indianapolis with plans to open in Chicago before year end. Our acquisition strategy allows us to increase our share in existing markets and add distribution in new markets, utilizing our scale to realize cost savings. Over the past five years, we have successfully acquired and integrated ten businesses representing in excess of $700 million in annual net sales. We believe our position as the leading replacement tire distributor in the United States, combined with our access to capital and our scalable platform, allows us to make acquisitions at attractive post-synergy valuations.

Expand Penetration of the Emerging Automotive Dealership Channel. Automotive dealerships are focused on growing their service business in an effort to expand profitability, and we believe they view having replacement tire capabilities as an important service element. Between 1990 and 2009, automotive dealerships have enjoyed a large increase in market share, moving from 1.0% of the U.S. replacement tire market to 5.5% of the market according to Modern Tire Dealer. During 2010 we began to train and deploy sales personnel to help build our sales at these accounts. In addition, we continue to strengthen and expand our relationships with the automobile manufacturers to further grow our share of tire sales to their dealerships.

Grow TireBuyer.com® into a Premier Internet Tire Provider. TireBuyer.com® is an Internet site that enables our local independent tire retailer customers to connect with consumers and sell to them over the Internet. TireBuyer.com® allows our broad base of independent tire retailer customers to participate in a greater share of the growing Internet tire market. We believe that TireBuyer.com® complements and services our participating local independent tire retailers by providing them access to a sales and marketing channel previously unavailable to them. Since launching TireBuyer.com® in late 2009, we have continued to enhance the online consumer experience and have seen increased consumer traffic on the site.

Products

We sell a broad selection of well-known flag, lower price point associate and proprietary brand tires, custom wheels and accessories and related tire supplies and tools. Tire sales accounted for approximately 93.1%, 91.4%,

89.0% and 94.4% of our net sales in fiscal 2009, 2008, 2007 and for the nine months ended October 2, 2010, respectively. We believe our large, diverse product offering allows us to service the broad range of price points in the replacement tire market.

Tires

Sales of passenger and light truck tires accounted for approximately 82.7% and 82.4% of our net sales in fiscal 2009 and the nine months ended October 2, 2010, respectively. The remainder of our tire sales were for medium trucks, farm vehicles and other specialty tires.

Flag brands. Flag brands, which have the greatest brand recognition as a result of both strong sales and strong marketing support from tire manufacturers, are generally premium-quality and premium-priced offerings. The flag brands that we sell have high consumer recognition and generate higher per-tire profit than associate or proprietary brands. We distribute the flag brands of the four largest tire manufacturers—Bridgestone, Continental, Goodyear and Michelin—as well as Hankook, Kumho, Nexen, Nitto and Pirelli brands. Within our flag brand product portfolio, we also carry high and ultra-high performance tires.

We believe that our ability to effectively distribute a wide variety of products is key to our success. The overall U.S. replacement tire market is highly fragmented and, according to Modern Tire Dealer, the top ten passenger car tire brands account for approximately 61.0% of total U.S. replacement tire units in 2009. We believe this is the result of two factors. First, automobile manufacturers utilize a wide variety of tire brands and sizes for original equipment. Second, owner loyalty to original equipment is relatively high, as approximately one-half of all new passenger car and light truck owners replace their tires with the same equipment at the time of the first tire replacement. As a result, in order to be competitive, tire retailers, particularly local independent tire retailers, must be able to access a broad range of inventory quickly. Our customers can use our broad product offering and timely order fulfillment to sell a comprehensive product lineup that they would otherwise be unable to provide on a stand-alone basis due to working capital constraints and limited warehouse capacity.

Our high and ultra-high performance tires are our highest per-tire profit products and also have relatively shorter replacement cycles. For the same reasons as other flag brands, but to an even greater degree, we believe working capital and inventory constraints make these tires difficult for tire retailers to efficiently stock. High and ultra-high performance tires experienced a compound annual growth rate in units of approximately 9% over the period from 2000 to 2009, significantly in excess of the overall market growth. According to Modern Tire Dealer and RMA, the high performance tire markets were up 9.7% in 2009 while the overall replacement tire market was down 7.5%.

Associate brands. Associate brands are primarily lower-priced tires manufactured by well-known manufacturers. Our associate brands, such as Fusion® and Riken®, allow us to offer tires in a wider price range. In addition, associate brands are attractive to our tire retailer customers because they may count towards various incentive programs offered by manufacturers.

Proprietary and exclusive brands. Our Capitol® and Negotiator® brands are lower-priced tires made by tire manufacturers exclusively for, and marketed by, us for which we hold or control the trademark. These brands strengthen our entry-level priced product offering and allow us to sell value-oriented tires to tire retailers, increasing our overall market penetration.

Custom Wheels and Accessories

We offer over 30 different wheel brands, along with installation and service accessories. Of these brands, five are proprietary: ICW® Racing, Pacer®, Drifz®, Cruiser Alloy® and O.E. Performance®. An additional four brands are exclusive to us: CX, Maas, Zora and Gear. Nationally available flag brands complement our offering with such brands as Asanti, Advanti Racing, Cragar, Ultra, Lexani, Mickey Thompson, Konig, HRE, Lowenhart and Racinghart. Collectively, these brands represent one of the most comprehensive wheel offerings in the industry. Custom wheels directly complement our tire products as many custom wheel consumers purchase tires when purchasing wheels. Customers can order custom wheels from us along with their regular tire shipments without the added complexity of being serviced by an additional vendor. Sourcing of product is worldwide through a number of manufacturers. Our net sales of custom wheels in fiscal 2009 were $55.9 million, or approximately 2.6% of net sales, and were $43.0 million, or approximately 2.4% of net sales, for the nine months ended October 2, 2010.

Tire Supplies and Tools

We supply our customers with a wide array of tire supplies and tools from leading manufacturers. These products broaden our portfolio and leverage our customer relationships. Our net sales of tire supplies and tools and other items in fiscal 2009 was $28.0 million, or approximately 1.3% of net sales, and $26.7 million, or approximately 1.5% of net sales, for the nine months ended October 2, 2010.

Distribution System

We have designed our distribution system to deliver products from a wide variety of tire manufacturers to our tire retailer customers. In recent years, tire manufacturers have reduced the number of tire retailers they service directly and tire retailers have reduced the inventory they hold. At the same time, the depth and breadth of replacement SKUs has continued to expand. According to the Tire and Rim Association, the number of specific tire sizes and dimensions (that each brand covers either entirely or selectively) has increased from 213 in 2000 to 324 in 2009. As a result of these changes, tire retailers have increasingly relied on us and we have become a more critical link in enabling tire retailers to more efficiently manage their business.

We utilize a sophisticated inventory and delivery system to distribute our products to most customers on a same or next day basis. In our distribution centers, we use sophisticated bin locator systems, material handling equipment and routing software that link customer orders to our inventory and delivery routes. We believe this distribution system, which is integrated with our innovative and proprietary business-to-business ATDOnline® ordering and reporting system, provides us a competitive advantage by allowing us to ship customer orders quickly and efficiently while also reducing labor costs. Our logistics and routing technology uses third-party software packages and GPS systems, including dynamic routing and Roadnet 5000, to optimize route design and delivery capacity. Coupled with our fleet of approximately 745 delivery vehicles, this technology enables us to cost effectively make multiple daily or weekly shipments to customers as necessary. With this distribution infrastructure, we were able to deliver the vast majority of our customers’ orders on a same or next day basis during fiscal 2009 and the nine months ended October 2, 2010.

Approximately 80% of our tire purchases are shipped directly by tire manufacturers to our distribution centers. The remainder of our purchases are shipped by manufacturers to our redistribution centers located in Maiden, North Carolina, Bakersfield, California and our Chicago, Illinois redistribution center set to open before the end of 2010. These redistribution centers warehouse slower-moving and foreign-manufactured products, which are forwarded to our distribution centers as needed.

Marketing and Customer Service

Our marketing efforts are focused on driving growth through customer service, additional product placement and market expansion. We provide a critical range of services which enables our tire retailer customers to operate their businesses more profitably. These services include convenient access to and timely delivery of the broadest inventory available in the industry, as well as fundamental business support services, such as credit, training and access to consumer market data, that enable our tire retailer customers to better service their individual markets, and administration of tire manufacturer affiliate programs. We provide our customers with convenient 24/7 access to our extensive inventories through our ATDOnline® web portal. In fiscal 2009, approximately 64% of our total order volume was ordered through ATDOnline®, up from 56% in fiscal 2007. For the nine months ended October 2, 2010, 63% of our total order volume was ordered through

ATDOnline®. Our online services also include our latest initiative, TireBuyer.com®, which was launched in late 2009 to allow our local independent tire retailer customers to participate in the Internet marketing of tires to consumers. We also provide select, qualified independent tire retailers with the opportunity to participate in our Tire Pros® franchise program through which they receive advertising and marketing support and the benefits of a national brand identity.

Sales Force

We have structured our sales organization to best service our existing customers and develop new prospective customers such as automotive dealerships. As the manufacturers have reduced their own sales staffs, our sales force has assumed the consultative role manufacturers previously provided to tire retailers.

Our tire sales force consists of sales personnel at each distribution center plus a sales administrative team located at our field support center in Huntersville, North Carolina. Sales teams consisting of salespeople and customer service representatives, focus on tire retailers located within the service area of the distribution center and include a combination of tire-, wheel- and supplies-focused sales personnel. Some sales personnel visit targeted customers to advance our business opportunities and those of our customers, while other sales personnel remain at our facility, making client contact by telephone to advance specific products or programs. Customer service representatives manage incoming calls from customers and provide assistance with order placement, inventory inquiries and general customer support. The Huntersville-based sales administrative team directs sales personnel at the distribution centers and manages our corporate account customers, including large national and regional retail tire and service companies. This sales administrative team also manages our Huntersville-based call center, which provides call management assistance to the distribution centers during peak times of the day, thereby minimizing customer wait time, and also provides support upon any disruption in a distribution center’s local telephone service. This team also serves as the primary point of contact for product and technical inquiries from TireBuyer.com® shoppers.

Our aftermarket wheel sales group and supplies sales group employ sales and technical support personnel in the field and performance specialists in each region. These sales groups’ responsibilities include cultivating new prospective wheel and supplies customers and coordinating with tire sales professionals to cover existing accounts. The technical support professionals provide answers to customer questions regarding wheel style and fitment and supplies.

During 2010 we began hiring, training and deploying sales personnel to help build our sales at these accounts. Additionally, this sales force works to strengthen and expand our relationships with the automobile manufacturers.

ATDOnline® and TireBuyer.com®

ATDOnline® provides our customers with web-based online ordering and 24/7 access to our inventory availability and pricing. Orders are processed automatically and printed in the appropriate distribution center within minutes of entry through ATDOnline®. Our customers are able to track expected deliveries and retrieve copies of their signed delivery receipts. ATDOnline® also allows customers to track account balances and participation in tire manufacturer incentive programs. We have encouraged our customers to use this system because it represents a more efficient method of order entry and information access than traditional order systems.

TireBuyer.com® is an Internet site that enables our local independent tire retailer customers to connect with consumers and sell to them over the Internet. Consumers using TireBuyer.com® choose to buy from a select, qualified independent tire retailer participating in our TireBuyer.com® program. We then distribute the purchased products to the selected tire retailer for local installation. The tire retailer receives the full revenue of the transaction, less any applicable processing fees, upon product installation. We employ a third-party provider to handle the online billing and payment process. We do not handle customers’ credit card or other sensitive information. We account for revenues from TireBuyer.com® in the same manner as other orders received from tire retailer customers. The TireBuyer.com® transaction structure allows us to retain our distribution focus, while strengthening our relationship with our tire retailer customers by providing them access to a sales and marketing channel previously unavailable to them. Since launching TireBuyer.com® in late 2009, we have continued to enhance the online consumer experience and have seen increased consumer traffic on the site.

Tire Retailer Programs

Through our Tire Pros® franchise program we deliver advertising and marketing support to tire retailer customers operating as Tire Pros® franchisees. Local independent tire retailers participating in this franchise program enjoy the benefits of a national brand identity with minimal investment, while still maintaining their local identity. We anticipate increasing volume penetration among, and further aligning ourselves with, franchisees.

Individual manufacturers offer a variety of programs for tire retailers that sell their products, such as Bridgestone’s TireStarz, Continental’s Gold, Goodyear’s G 3 X, Kumho’s Fuel and Michelin’s Alliance. These programs, which are relatively complex, provide cooperative advertising funds, volume discounts and other incentives. As part of our service to our customers, we assist in the administration of managing these programs for the manufacturers and enhance these programs through dedicated staff to assist tire retailers in managing their participation. We believe these enhancements, combined with other aspects of our customer service, provide significant value to our customers.

We also offer our tire retailer customers ATDServiceBAY®, which makes available a comprehensive suite of benefits including nationwide tire and service warranties (through third-party warranty providers), a nationally accepted, private-label credit card (through GE Capital), access to consumer market data and training and marketing programs to provide our tire retailer customers with the support and service that are critical to succeed in today’s increasingly competitive marketplace.

Customers

We serve a highly diversified customer base comprised of local, regional and national independent tire retailers, automotive dealerships, tire manufacturer-owned stores, mass merchandisers and service stations. During fiscal 2009, we sold to approximately 50,000 customers in 38 states, principally located in the Southeastern and Mid-Atlantic regions, as well as portions of the Northeast, Midwest, Southwest and the West Coast of the United States. In fiscal 2009, our largest customer and our top ten customers accounted for less than 1.6% and 5.5%, respectively, of our net sales and for the nine months ended October 2, 2010, our largest customer and our top ten customers accounted for less than 1.9% and 7.9%, respectively, of our net sales. We believe we are a top supplier to many of our customers and maintain customer relationships that exceed a decade on average for our top 20 customers.

Automotive dealerships are focused on growing their service business in an effort to expand profitability, and we believe they view having replacement tire capabilities as an important service element. Between 1990 and 2009, automotive dealerships have enjoyed a large increase in market share, moving from 1.0% of the U.S. replacement tire market to 5.5% of the market according to Modern Tire Dealer.

Suppliers

We purchase our tires from several sources, including the four largest tire manufacturers, Bridgestone, Continental, Goodyear and Michelin, from whom we bought 56.4% and 54.1% of our tire products in fiscal 2009 and for the nine months ended October 2, 2010, respectively. In general, we do not have long-term supply agreements with tire manufacturers, instead relying on oral arrangements or written agreements that are renegotiated annually and can be terminated on short notice. However, we have conducted business with many of our major tire suppliers for over 20 years, and we believe that we have good relationships with all of our major suppliers. In recent years, tire manufacturers have reduced the number of tire retailers they service directly. As a result of this change, tire retailers have increasingly relied on us, and we have become a more critical link between manufacturers and tire retailers.

There are a number of worldwide manufacturers of wheels and other automotive products and equipment. Most of the wheels we purchase are proprietary brands, namely, Pacer®, Cruiser Alloy®, Drifz®, O.E. Performance® and ICW® Racing, and are produced by a variety of manufacturers.

Competition

The U.S. tire distribution industry is highly competitive and fragmented. In the United States, replacement tires are sold to consumers through several different outlets, including local, regional and national independent tire retailers, mass merchandisers, warehouse clubs, tire manufacturer-owned stores, automotive dealerships, service stations and web-based marketers. We compete with a number of tire distributors on a regional basis. Our main competitors include TBC/Treadways Wholesale (owned by Sumitomo), which has retail operations that compete with its distribution customers, and TCI Tire Centers. In the automotive dealership channel, our principal competitor is Dealer Tire, which is focused principally on administering replacement tire programs for selected automobile manufacturers’ dealerships. In the online channel, our principal competitor is Tire Rack, which is principally focused on high and ultra-high performance offerings, acting as both a retailer and a wholesaler. We face competition from smaller regional companies and would be adversely affected if mass merchandisers and warehouse clubs gained market share from local independent tire retailers, as our market share in those channels is lower.

We believe that the principal competitive factors in our business are found in the critical range of services that we provide to tire retailers including 24/7 access to the broadest inventory in the industry. We believe that we compete effectively in all aspects of our business due to our ability to offer a broad selection of flag, associate and proprietary brand products, our competitive prices and our ability to provide quality services in a frequent and timely manner.

Information Systems

Through infrastructure expansions over the past several years, we have developed a scalable platform with incremental capacity available. We are currently finishing the rollout of an Oracle ERP system that supports future growth and ongoing cost reduction initiatives, including warehouse and truck management systems, which we believe will allow us to continue reducing warehouse and delivery costs per unit. The ERP implementation, which is nearing completion, has basically replaced our legacy computer system. We continue to evaluate and incorporate technical solutions such as handheld scanning for receiving, picking and delivery of product to our customers.

Trademarks

The proprietary brand names under which we market our products are trademarks of our company. We value our brand names because they help develop brand identification. All of our trademarks are of perpetual duration as long as they are periodically renewed. We currently intend to maintain all of them in force. The principal proprietary brand names under which we market our products are: DYNATRAC® tires, CRUISERALLOY® custom wheels, DRIFZ® custom wheels, ICW® custom wheels, PACER® custom wheels, O.E. PERFORMANCE® custom wheels and MAGNUM® automotive lifts. Our other trademarks include: AMERICAN TIRE DISTRIBUTORS®, ATDONLINE®, ATDSERVICEBAY®, WHEEL WIZARD®, ENVIZIO®, WHEEL WIZARD ENVIZIO®, WHEELENVIZIO.COM®, XPRESSPERFORMANCE®, TIREBUYER.COM® and TIRE PROS®.

Seasonality

Although the effects of seasonality are not significant to our business, we have historically experienced an increase in net sales in the second and third fiscal quarters and an increase in working capital in the first fiscal quarter.

Environmental Matters

Our operations and properties are subject to federal, state and local laws and regulations relating to the use, storage, handling, generation, transportation, treatment, emission, release, discharge and disposal of hazardous materials, substances and waste and relating to the investigation and clean-up of contaminated properties, including off-site disposal locations. We do not incur significant costs complying with environmental laws and regulations. However, we could be subject to material environmental costs, liabilities or claims in the future, especially in the event of the adoption of new environmental laws or changes in existing laws and regulations or in their interpretation.

Employees

As of October 2, 2010, our operations employed approximately 2,400 people. None of our employees are represented by a union. We believe our employee relations are satisfactory.

Inventory Control

We believe that we maintain levels of inventory that are adequate to meet our customers’ needs on a same or next day basis. Since customers look to us to fulfill their needs on short notice, backlog of orders is not a meaningful statistic for us. Our inventory stocking levels are determined using our computer systems, our sales personnel at the distribution center and region levels, and our product managers. The data used for this determination is derived from sales activity from all of our distribution centers, from individual distribution centers, and in each geographic area. It is also derived from vendor information and from customer information. The computer system monitors the inventory level for all stock items. All distribution centers stock a base inventory and may expand beyond preset inventory levels as deemed appropriate by their general managers. Inventories in our distribution centers are established from data from our retail customers’ stores served by the respective distribution centers. Inventory quantities are periodically re-balanced from center-to-center.

Properties

Our principal properties are geographically situated to meet sales and operating requirements. All of our properties are considered to be adequate to meet current operating requirements. As of October 2, 2010, we operate a total of 85 distribution centers located in 31 states, aggregating approximately 7.6 million square feet. Of these centers, two were owned and the remainder were leased. In addition, we have a number of non-essential properties, principally acquired in the Am-Pac acquisition, that we are attempting to sell or sublease.

We also lease our principal executive office, located in Huntersville, North Carolina. This lease is scheduled to expire in 2021.

Several of our property leases contain provisions prohibiting a change of control of the lessee or permitting the landlord to terminate the lease or increase rent upon a change of control of the lessee. Based primarily upon our belief that (i) we maintain good relations with the substantial majority of our landlords, (ii) most of our leases are at market rates and (iii) we have historically been able to secure suitable leased property at market rates when needed, we believe that these provisions will not have a material adverse effect on our business or financial position.

Legal Proceedings

We are involved from time to time in various lawsuits, including class action lawsuits arising out of the ordinary conduct of our business. Although no assurances can be given, we do not expect that any of these matters will have a material adverse effect on our business or financial condition. We are also involved in various litigation proceedings incidental to the ordinary course of our business. We believe, based on consultation with legal counsel, that none of these will have a material adverse effect on our financial condition or results of operations.

MANAGEMENT

Board of Directors and Executive Officers

Below is a list, and a brief summary of the business experience, of (i) the individuals who serve as our executive officers and as members of our Board of Directors, or the Holdings Board, and (ii) the individuals who serve as members of the Board of Directors of Accelerate Parent, our indirect parent. We have included information about the Board of Directors of Accelerate Parent because certain decisions relating to our business are made by the Board of Directors of Accelerate Parent, or the Accelerate Parent Board. Certain of our executive officers also serve in the same capacity as executive officers of the Issuer, Accelerate Parent and Accelerate Holdings Corp., our direct parent. The members of our Board of Directors also serve as the directors of the Issuer and Accelerate Holdings Corp.

Name	Age	Position
William E. Berry	56	President and Chief Executive Officer; Director, Accelerate Parent and Holdings
J. Michael Gaither	58	Executive Vice President, General Counsel and Secretary; Director, Holdings
David L. Dyckman	46	Executive Vice President and Chief Financial Officer; Director, Holdings
Daniel K. Brown	57	Executive Vice President—Sales
Phillip E. Marrett	60	Executive Vice President—Procurement
James M. Micali	62	Director, Accelerate Parent
Kevin Burns	46	Director, Accelerate Parent
Jeffrey Liaw	33	Director, Accelerate Parent
W. James Farrell	68	Director, Accelerate Parent
Gary M. Kusin	59	Director, Accelerate Parent

Director and Nominee Experience and Qualifications

The Holdings Board and Accelerate Parent Board each believe that they should possess a combination of skills, professional experience, and diversity of viewpoints necessary to oversee our business. In addition, the Holdings Board and Accelerate Parent Board believe that there are certain attributes that every director should possess, as reflected in its membership criteria. Accordingly, the Holdings Board and Accelerate Parent Board consider the qualifications of directors and director candidates individually and in the broader context of its overall composition and our current and future needs.

Among other things, the Holdings Board and Accelerate Parent Board have determined that it is important to have individuals with the following skills and experiences:

•

Leadership experience, as directors with experience in significant leadership positions possess strong abilities to motivate and manage others and to identify and develop leadership qualities in others.

•	Knowledge of our industry, particularly distribution strategy and vendor and customer relations, which is relevant to understanding our business and strategy.

•	Operations experience, as it gives directors a practical understanding of developing, implementing and assessing our business strategy and operating plan.

•	Risk management experience, which is relevant to oversight of the risks facing our business.

•

Financial/accounting experience, particularly knowledge of finance and financial reporting processes, which is relevant to understanding and evaluating our capital structure, financial statements and reporting requirements.

•	Strategic planning experience, which is relevant to the Holdings Board’s and Accelerate Parent Board’s review of our strategies and monitoring their implementation and results.

William E. Berry—President and Chief Executive Officer; Director, Accelerate Parent and Holdings. Mr. Berry has served on the Board of Directors of Accelerate Parent since May 2010 and has served on the Holdings Board and as our Chief Executive Officer since April 2009 and has been our President since May 2003. He was our Chief Operating Officer from May 2003 to April 2009, Executive Vice President and Chief Financial Officer from January 2002 to May 2003, and Senior Vice President of Finance for the Southeast Division from May 1998 to January 2002. Mr. Berry joined us in May 1998 as a result of our merger with Itco, where he served as Controller from 1984 to 1998, Executive Vice President in charge of business development and sales and marketing from 1996 to 1998 and prior to that was Senior Vice President of Finance. Prior to that, Mr. Berry held a variety of financial management positions for a subsidiary of the Dr Pepper Company and also spent three years in a public accounting firm. He holds a bachelor’s degree in business administration from Virginia Tech. As our President and Chief Executive Officer, Mr. Berry brings to the Holdings Board and Accelerate Parent Board leadership, industry, operations, risk management, financial and accounting and strategic planning experience, as well as in-depth knowledge of our business.

J. Michael Gaither—Executive Vice President, General Counsel and Secretary; Director, Holdings. Mr. Gaither has served on the Holdings Board since May 2010 and has been our General Counsel and Secretary since 1991 and has been an Executive Vice President since May 1999. He was our Treasurer from February 2001 to June 2003, and Senior Vice President from 1991 to May 1999. Prior to joining us, he was a lawyer in private practice. He holds a bachelor’s degree from Duke University and a JD from the University of North Carolina-Chapel Hill. Mr. Gaither brings to the Holdings Board industry, legal and risk management experience, as well as in-depth knowledge of our business.

David L. Dyckman—Executive Vice President and Chief Financial Officer; Director, Holdings. Mr. Dyckman has served on the Holdings Board since May 2010 and has been our Executive Vice President and Chief Financial Officer since January 2006. Prior to joining us, Mr. Dyckman was Executive Vice President and Chief Financial Officer of Thermadyne Holdings Corporation from January 2005 to December 2005, and Chief Financial Officer and Vice President of Corporate Development for NN, Inc. from April 1998 to December 2004. Mr. Dyckman holds a bachelor’s degree and an MBA from Cornell University. Mr. Dyckman brings to the Holdings Board financial and accounting and strategic planning experience, as well as in-depth knowledge of our business.

Daniel K. Brown—Executive Vice President—Sales. Mr. Brown has been our Executive Vice President of Sales since March 2008. He was our Senior Vice President of Procurement from March 2001 until March 2008. He was our Senior Vice President of Sales and Marketing from 1997 to March 2001. Prior to that time, he held a variety of positions with us, including Vice President of Marketing, Director of Marketing and Marketing Manager. Mr. Brown holds a bachelor’s degree from Western Carolina University.

Phillip E. Marrett—Executive Vice President—Procurement. Mr. Marrett has been our Executive Vice President of Procurement since March 2008. He was our Regional Vice President in the Southeast Division from 1998 to March 2008. Prior to joining us, he was employed by Itco from 1997 to 1998 and Dunlop Tire from 1976 to 1996.

Kevin Burns—Director, Accelerate Parent. Mr. Burns has served on the Board of Directors of Accelerate Parent since May 2010. Mr. Burns has been a Partner in TPG Capital since 2003. In March 2008, he became the Partner responsible for TPG Capital’s Manufacturing/Industrials Sector within the North American Buyout Group. Prior to joining TPG Capital, from 1998 to 2003 he served as Executive Vice President and Chief Materials Officer of Solectron Corporation, a $12 billion electronics manufacturing services provider. Prior to joining Solectron, Mr. Burns served as Vice President of Worldwide Operations of the Power Generation Business Unit of Westinghouse Corporation, and President of Westinghouse Security Systems. Prior to

Westinghouse, Mr. Burns was a consultant at McKinsey & Co., Inc. and spent three years at the General Electric Corporation in various operating roles. Mr. Burns holds a B.S. in Mechanical and Metallurgical Engineering (cum laude) from the University of Connecticut and an MBA from the Wharton School of Business. He currently serves as Chairman of the Board of Isola Group and is on the Board of Freescale Semiconductor and Graphic Packaging. Mr. Burns brings to the Accelerate Parent Board leadership, operations, financial and strategic planning experience. Mr. Burns also possesses company board experience.

W. James Farrell—Director, Accelerate Parent. Mr. Farrell has served on the Board of Directors of Accelerate Parent since October 2010. Mr. Farrell retired as Chairman & CEO of Illinois Tool Works Inc. (ITW), based in Glenview, Illinois on May 5, 2006. ITW is a multi-national manufacturer of highly engineered fasteners, components, assemblies and systems. ITW is comprised of approximately 875 decentralized operations in 54 countries with more than 65,000 employees and 2008 Revenues of approximately $16 billion. Mr. Farrell currently serves on the board of directors of Abbott, Allstate Insurance Company, UAL Corporation, and 3M. Mr. Farrell holds a bachelor’s degree in Electrical Engineering from the University of Detroit. Mr. Farrell brings to the Accelerate Parent Board leadership, risk management, operations, financial and strategic planning experience. Mr. Farrell also possesses company board experience.

Gary M. Kusin—Director, Accelerate Parent. Mr. Kusin has served on the Board of Directors of Accelerate Parent since October 2010. Mr. Kusin has been a Senior Advisor at TPG Capital since 2006. Mr. Kusin previously served as a President and Chief Executive Officer of FedEx Kinko’s Office and Print Services from 2001 to 2006. Mr. Kusin was responsible for the strategic growth and transformation of Kinko’s and oversaw the ultimate sale to FedEx. Mr. Kusin then assisted FedEx in the transition of Kinko’s into FedEx Kinko’s. During that two year transition Mr. Kusin served on the nine person Strategic Management Committee for FedEx Corporation worldwide. Prior to joining Kinko’s in 2001, Mr. Kusin was chief executive officer of HQ Global Workplaces, the world leader in serviced offices, now a part of Regus. In 1995, Mr. Kusin co-founded Laura Mercier Cosmetics, a makeup line now sold through leading specialty and department stores worldwide, which he sold to Neiman-Marcus in 1998. Prior to co-founding Laura Mercier Cosmetics, starting in 1983, Mr. Kusin was president and co-founder of Babbage’s Inc., the leading consumer software specialty store chain in the United States, which now operates under the name GameStop. Earlier in his career, he was vice president and general merchandise manager for the Sanger-Harris division of Federated Department Stores, today operating as Macy’s. Mr. Kusin currently serves on the board of directors of Petco, Sabre Holdings and Republic (a UK-based fashion apparel retailer). Mr. Kusin served as a Director of Electronic Arts Inc. from 1995 to 2011 and as a Director of RadioShack Corporation from 2004 to 2005. Mr. Kusin holds a bachelor’s degree from the University of Texas and an MBA from the Harvard Business School. Mr. Kusin brings to the Accelerate Parent Board leadership, risk management, operations, financial and strategic planning experience. Mr. Kusin also possesses company board experience.

Jeffrey Liaw—Director, Accelerate Parent. Mr. Liaw has served on the Board of Directors of Accelerate Parent since May 2010. Mr. Liaw is a member of TPG Capital’s North American Buyouts Group, focused on the firm’s efforts in industrials/manufacturing and energy & power investments. Mr. Liaw previously worked in the industrials group of Bain Capital in New York City and the Boston Consulting Group in San Francisco. He received his MBA from Harvard Business School with high distinction and is a Phi Beta Kappa graduate of the University of Texas. He is a member of the board of directors of Graphic Packaging, a NYSE-listed consumer packaging company, and serves on its nominating and corporate governance committee. He serves on the board of directors of Energy Future Holdings (formerly TXU Corp), a leading integrated power company based in Dallas, and on the board of directors of Oncor Electric Delivery, a leading transmission and distribution utility. Mr. Liaw also serves on the board of directors of Education for Change, an Oakland-based charter school organization. Mr. Liaw brings to the Accelerate Parent Board risk management, financial and strategic planning experience. Mr. Liaw also possesses company board experience.

James M. Micali—Director, Accelerate Parent. Mr. Micali has served on the Board of Directors of Accelerate Parent since May 2010 and was previously a member of the Holdings Board from February 2009 until his resignation on May 28, 2010. Mr. Micali is Of Counsel with the law firm Ogletree Deakins LLC and Senior Advisor to Azalea Fund III of the private equity firm Azalea Capital LLC. He was Chairman and President of Michelin North America, Inc. from 1996 until his retirement in August 2008 and was a member of Michelin Group’s Executive Council from 2001 to 2008. Prior to that time, he was Executive Vice President, Legal and Finance, of Michelin North America from 1990 to 1996 and General Counsel and Secretary from 1985 to 1990. Mr. Micali is a director of SCANA Corporation, Ritchie Bros. Auctioneers, Inc. and Sonoco Products Company. Mr. Micali holds a bachelor’s degree from Lake Forest College and a JD from Boston College Law School. Through his executive positions, including as Chairman and President of Michelin North America and his work as a lawyer, Mr. Micali brings to the Accelerate Parent Board leadership, industry, legal, risk management, financial and strategic planning experience. Mr. Micali also possesses company board experience.

Board Composition and Independence

The Holdings Board consists of three directors, all of whom are executive officers of Holdings and so are not independent. The Accelerate Parent Board consists of six directors. Our Sponsor has the right to nominate, and has nominated, all of the directors that serve on the Accelerate Parent Board. Because of their affiliations with the Sponsor and us, none of the directors of the Accelerate Parent Board other than Mr. Micali and Mr. Farrell are independent.

EXECUTIVE AND DIRECTOR COMPENSATION

Introduction

On April 20, 2010, Holdings, Accelerate Holdings Corp., Merger Sub and Investcorp International, Inc., as Stockholders Representative, entered into the Merger Agreement pursuant to which Merger Sub merged with and into Holdings, with Holdings being the surviving corporation of the Merger. As a result of the Merger, Holdings became a direct wholly-owned subsidiary of Accelerate Holdings Corp. and an indirect wholly-owned subsidiary of Accelerate Parent, substantially all of whose outstanding capital stock is owned by investment entities affiliated with the Sponsor. Holdings is the sole stockholder of the Issuer.

Prior to the Merger, the compensation committee of the Holdings Board was charged with establishing and reviewing our executive compensation program. Following the Merger, executive compensation and related decisions are made by the Accelerate Parent Board, which does not currently have a compensation committee. In connection with the Merger, Accelerate Parent adopted a new equity incentive plan applicable to key employees, directors, service providers and consultants, as a well as a restricted stock plan for non-employee directors. As discussed in more detail below, our executive compensation program, and the philosophy underlying the program, did not otherwise change significantly as a result of the Merger.

Compensation Discussion & Analysis

Overview

This section provides an analysis of our compensation program and policies, the material compensation decisions made under those programs and policies, and the material factors considered in making those decisions. This section also includes a series of tables containing specific information about the compensation earned in fiscal 2010 by the following individuals, referred to as our named executive officers:

•	William E. Berry, President and Chief Executive Officer;

•	J. Michael Gaither, Executive Vice President and General Counsel;

•	David L. Dyckman, Executive Vice President and Chief Financial Officer;

•	Daniel K. Brown, Executive Vice President of Sales; and

•	Phillip E. Marrett, Executive Vice President of Procurement.

The discussion below is intended to help you understand the detailed information provided in those tables and put that information into context within our overall compensation program.

Compensation Philosophy and Objectives

Our overall goal in compensating executive officers is to attract, retain and motivate key executives of superior ability who are critical to our future success. We believe that both short-term and long-term incentive compensation paid to executive officers should be directly aligned with our performance, and that compensation should be structured to ensure that a significant portion of executives’ compensation opportunities is directly related to achievement of financial and operational goals and other factors that impact stockholder value.

Our compensation decisions with respect to executive officer salaries, annual incentives and long-term incentive compensation opportunities are influenced by: (i) our executive’s level of responsibility and function, (ii) our overall performance and profitability and (iii) our assessment of the competitive marketplace. Our philosophy is to focus on total direct compensation opportunities through a mix of base salary, annual cash bonus and long-term incentives, including stock-based awards.

We also believe that the best way to directly align the interests of our executives with the interests of our stockholders is to make sure that our executives retain an appropriate level of equity ownership throughout their tenure with us. Our compensation program pursues this objective through our equity-based long-term incentive awards.

These programs are continually evaluated for effectiveness in achieving our stated objectives as well as to reflect the economic environment within which we operate. In this vein, recent events roiling the world’s economies provide a backdrop for the continued review of our compensation strategies. Accordingly, we adjusted shorter term compensation and incentives to help manage through the difficult 2009 economic environment while at the same time addressing alternative long-term strategies to reward long-term success and execution. This included freezing salaries and other compensation effective January 4, 2009, the first day of our 2009 fiscal year. The salary freeze continued for fiscal 2010 for our executive officers but has been discontinued for fiscal 2011.

Overview of Executive Compensation Components

In fiscal 2010, our executive compensation program consisted of several compensation elements, as illustrated in the table below.

Pay Element	What the Pay Element Rewards	Purpose of the Pay Element
Base Salary	Core competence of the executive relative to skills, experience and contributions to us.	Provides fixed compensation based on competitive market practice.

Annual Cash Incentive	Contributions toward our achievement of specified financial targets and other key performance criteria.

Provides focus on meeting annual goals that lead to our long-term success.

•    Provides annual performance-based cash incentive compensation.

•    Motivates achievement of critical annual performance metrics.

Long-Term Incentives

Stock Option Program

Vesting program based primarily on achievement of specified financial targets, thereby aligning executive’s interests with those of stockholders.

Continued employment with us during a 5-year vesting period.

Executive focus on our performance. • Executive ownership of our security. • Retention of the executives.

Retirement Benefits	Our executive officers are eligible to participate in employee benefit plans available to our eligible employees, including both tax qualified and nonqualified retirement plans.	Provides a tax-deferred retirement savings alternative to certain eligible executives.

Pay Element	What the Pay Element Rewards	Purpose of the Pay Element
The Deferred Compensation Plan is a nonqualified plan comprised of a voluntary deferral program that allows the named executive officers to defer a portion of their annual salary and bonus and a noncontributory program that provides for certain contributions to be made on behalf of certain executives by us according to a Board approved schedule. We suspended contributions to this plan for fiscal 2009, but reintroduced them for fiscal 2010. While our funds are set aside to fund this plan, they remain available to our general creditors.

Welfare Benefits

Executives participate in employee benefit plans generally available to our employees, including medical, health, life insurance and disability plans.

Continuation of welfare benefits may occur as part of severance upon certain terminations of employment.

In addition, we sponsor an executive medical program for our executive officers, which provides for reimbursement for certain executive officers and eligible dependents for medical expenses not covered by the Group Medical Plan.

These benefits are part of our broad-based total compensation program. We believe we benefit from these perquisites by encouraging our executive officers to protect their health.

Additional Benefits and Perquisites	Certain executive officers: One club membership. Vehicle Allowance	Consistent with offering our executives a competitive compensation program.

Termination Benefits	Termination benefits are agreements with certain officers, including our named executive officers. The agreements provide severance benefits if an officer’s employment is terminated without cause or the officer leaves for good reason, each defined in the agreements.	Termination benefits are designed to retain executives and provide continuity to management.

The use of these programs enables us to reinforce our pay for performance philosophy, as well as strengthen our ability to attract and retain highly qualified executives. We believe that this combination of programs provides an appropriate mix of fixed and variable pay, balances short-term operations performance with long-term stockholder value, and encourages executive recruitment and retention.

Determination of Appropriate Pay Levels

Pay Philosophy and Competitive Standing. In general, we seek to provide an overall compensation package that rewards for performance above our targets. Our executive compensation package consists of salary, target annual cash bonus and long-term equity incentives, as well as additional benefits and perquisites. To achieve competitive positioning for the annual cash compensation component, we set base salaries to be competitive but provide high target annual bonus opportunities. Thus, our compensation is focused less on fixed pay and more on performance-based opportunities, while still remaining competitive overall. Targeted annual cash bonus opportunities are based on, among other things, our budgeted financial goals and other factors, which may fluctuate from year to year.

We also focus on the executive’s tenure, individual performance and changes in responsibility as well as our overall annual budget goals. Additionally, we take factors such as changes in cost of living into account.

Base Salary. Historically, base salary levels have reflected a combination of factors including the executive’s experience and tenure, our overall annual budget, the executive’s individual performance and changes in responsibility. We did not target base salary at any particular percent of total compensation. Prior to the Merger, our compensation committee reviewed salary levels annually using the factors described above. The Chief Executive Officer participated with other senior management in preparing salary recommendations for the compensation committee, including that of the Chief Executive Officer. These recommendations were reviewed, modified and approved by the compensation committee and submitted to the Holdings Board for final ratification. We expect the Accelerate Parent Board to continue to review salary levels annually using substantially the same factors as described above. We expect the Chief Executive Officer and other senior management to continue to participate in preparing salary recommendations for presentation to the Accelerate Parent Board.

Base pay increases were not granted in either fiscal 2009 or fiscal 2010 to Messrs. Gaither, Dyckman, Brown or Marrett. Mr. Berry’s salary was increased to $500,000 in connection with his appointment as Chief Executive Officer in April 2009 to reflect the increased responsibilities and duties commensurate with that position. Mr. Berry did not receive a base pay increase in fiscal 2010.

Annual Incentive Plan. Our annual incentive plan, which we refer to as the annual incentive plan, provides our executive officers an opportunity to earn annual cash bonuses based on our achievement of certain pre-established performance goals.

As in setting base salaries, we have historically considered a combination of factors in establishing the annual target bonus opportunities for our named executive officers. Prior to the Merger, budgeted Indenture EBITDA was a primary factor, as target bonus opportunities were adjusted annually when we set our budgeted Indenture EBITDA goals for the year. Indenture EBITDA refers to “consolidated cash flow” as defined in the indentures governing the Existing Notes outstanding prior to the Merger, subject to adjustment for acquisitions completed during fiscal 2009 by the Holdings Board in its sole discretion. “Consolidated cash flow” was defined in the indentures governing the Existing Notes as earnings before interest, taxes, depreciation and certain other adjustments expressly permitted by the indentures. We did not target annual bonus opportunities at any particular percentage of total compensation.

Prior to the Merger, once our performance goals were set and approved, the compensation committee would then set a bonus pool for all executives covered by the annual incentive plan, whose size was equal to a designated percentage of Indenture EBITDA actually achieved by us. No bonus pool was funded if actual performance fell below 95% of the Indenture EBITDA goal. The pool grew pro-rata for actual performance between 95% and 100% of the Indenture EBITDA goal. Above 100% of the Indenture EBITDA goal, the pool grew by approximately 40% of each incremental Indenture EBITDA dollar. The bonus pool was divided among participants in the annual incentive plan based on each participant’s designated percentage of the bonus pool, which percentages were established by the compensation committee.

Payment under the annual incentive plan for fiscal 2010 was based on achievement of performance goals relating to Indenture EBITDA, which we believe has a strong correlation with stockholder value and other key performance criteria. We set the Indenture EBITDA goals for fiscal 2010 bonus opportunities at levels that were intended to reflect improvement in performance over the prior fiscal year, specific market conditions and better-than-average growth within our competitive industry. For fiscal 2010, the targeted bonus pool was $6.3 million, subject to adjustment, based upon an Indenture EBITDA target of $123.8 million. In fiscal 2010, we achieved 108% of the Indenture EBITDA goal, which resulted in a total bonus pool paid of $12.7 million. The percentage of the bonus pool designated for each named executive officer for fiscal 2010 was: Mr. Berry, 18.0%; Messrs. Gaither, Dyckman, Brown and Marrett, 6.4% each. In December 2010 the Accelerate Parent Board approved the payment to our named executive officers of a portion of the amount due to them under our annual incentive plan for fiscal 2010. These partial payments are included in the Summary Compensation Table under the heading “Non-Equity Incentive Plan Compensation.” The final amount due to our named executive officers under our annual incentive plan for fiscal 2010 will be determined following the preparation of our audited financial statements for fiscal 2010, which is expected to occur in March 2011. We will disclose any additional amounts deemed payable at that time in a report filed with the SEC.

The annual incentive plan for fiscal 2011 is expected to be structured similarly to the plan for fiscal 2010 but to be based on the achievement of Adjusted EBITDA performance goals.

Stock Option Plans. Prior to the Merger, we had one stock option plan in effect, the 2005 Management Stock Incentive Plan, which we refer to as the 2005 Plan. The 2005 Plan was designed to attract, retain and motivate our and our subsidiaries’ directors, officers, employees and consultants. Substantially all of the options authorized under the plan were granted with vesting schedules subject to certain performance-based goals. No annual grants of options under this plan were included as a component of the named executives’ compensation plan.

In connection with Investcorp Group’s acquisition of our operations on March 31, 2005, we acquired 372,888 outstanding options to purchase the Issuer’s common stock in exchange for nonqualified options, which we refer to as the rollover options, to purchase 33,199 shares of Holding’s Series A common stock, $0.01 par value per share. All rollover options granted under the 2005 Plan were fully vested at the time of the Merger.

In connection with the Merger, the 2005 Plan was terminated and all outstanding options granted under the 2005 Plan were cancelled. Unvested options were cancelled. Holders of vested options with an exercise price less than the per share merger consideration received an option cancellation payment equal to the difference between the per share merger consideration and the exercise price of the cancelled option.

On August 30, 2010, Accelerate Parent adopted the Accelerate Parent Corp. Management Equity Incentive Plan, which we refer to as the 2010 Plan. The 2010 Plan was amended and restated on October 14, 2010. The 2010 Plan is designed to promote the interests of Accelerate Parent and its direct and indirect affiliates and stockholders by providing key employees, directors, service providers and consultants incentives to encourage them (i) to continue working for Accelerate Parent and its affiliates; and (ii) to work to improve Accelerate Parent’s growth and profitability.

The 2010 Plan authorizes Accelerate Parent to issue options to purchase up to 48,600,000 shares of common stock of Accelerate Parent, or Accelerate Common Stock. As of February 1, 2011, Accelerate Parent has granted 44,448,000 options to our key employees and certain directors. The named executive officers have received the following grants: 8,640,000 options to Mr. Berry, 4,860,000 to Mr. Dyckman, and 4,320,000 to each of Messrs. Gaither, Brown and Marrett.

Options granted pursuant to the 2010 Plan may be either (i) time-based or (ii) performance-based. In general, time-based options vest ratably on each of the first through fifth anniversaries of the grant date until 100% of the time-based options are fully vested and exercisable, provided the participant remains continuously employed by the Company through each such vesting date. Each performance-based option vests ratably on each of the first through fifth anniversaries of the grant date if, as of the end of the most recent fiscal year ending on or prior to each such anniversary, the Company has achieved the EBITDA target established for such fiscal year by the terms of the option. If the EBITDA target is not met for the relevant fiscal year, the performance-based option remains outstanding until terminated and immediately vests upon (i) achievement of cumulative EBITDA targets for the fiscal year and the first fiscal year following that fiscal year; or (ii) the occurrence of a liquidity event in which the Sponsor receives a cash return on its investment of at least 220%. As with the time-based options, the participant must remain employed through the vesting date in order to exercise performance-based options. Under the 2010 Plan, all options, vested or not, expire on the tenth anniversary of their grant date unless otherwise provided.

Under the 2010 Plan, upon termination of a participant’s employment for any reason, subject to the terms of the participant’s option agreement, all unvested options are forfeited and the vested portion of any options expire on the earlier of (i) the date the participant is terminated for cause; (ii) 30 days after the date employment is terminated by the participant for other than good reason; (iii) 90 days after (A) the date the participant is terminated by the Company for any reason other than cause, death or disability; or (B) the date employment is terminated by the participant for good reason; (iv) one year after the date the participant’s employment is terminated by reason of death or disability; and (v) the tenth anniversary of the grant date for the options. However, if a participant’s employment is terminated within two years of a change of control transaction either by us without cause or by the participant for good reason, 100% of the participant’s outstanding time-based options become immediately vested and exercisable. In addition, the option grant agreements for each of the named executive officers provide that in the event of termination by us without cause or by the participant for good reason, whether following a change of control transaction or not, (i) any time-based options that would have vested within six months of termination will become immediately vested on the termination date; and (ii) any performance-based options that would have vested within six months of termination if the employee had continued to be employed will vest upon the date the applicable performance criteria are determined to have been achieved.

Summary Compensation Table for Fiscal 2008, 2009 and 2010

The following table summarizes compensation for our named executive officers for fiscal years 2010, 2009 and 2008:

Name and Principal Position	Fiscal Year	Salary ($)	Option Awards ($) (2)	Non-Equity Incentive Plan Compensation ($)		All Other Compensation ($)	Total ($)
William E. Berry	2010	$500,000	$3,668,635	$2,049,000	(3)	$12,380,100	$18,597,735
President and Chief Executive Officer	2009	480,769	—	875,200		29,305	1,385,274
	2008	375,000	—	548,500		56,260	979,760

J. Michael Gaither	2010	290,000	1,834,318	730,000	(3)	5,947,889	8,802,207
Executive Vice President, General Counsel and Secretary	2009 2008	290,000 290,000	— —	250,100 250,300		33,654 57,497	573,754 597,797

David L. Dyckman	2010	290,000	2,063,607	730,000	(3)	2,302,285	5,385,892
Executive Vice President and Chief Financial Officer	2009 2008	290,000 290,000	— —	250,100 250,300		18,041 23,313	558,141 563,613

Daniel K. Brown	2010	270,000	1,834,318	730,000	(3)	1,324,507	4,158,825
Executive Vice President of Sales	2009 2008	270,000 270,000	— —	250,100 250,300		30,262 50,787	550,362 571,087

Phillip E. Marrett (1)	2010	270,000	1,834,318	730,000	(3)	1,316,610	4,150,928
Executive Vice President of Procurement	2009	270,000	—	250,100		21,828	541,928

(1)	Mr. Marrett was not a “named executive officer” of the Company during fiscal year 2008 and therefore his compensation is not required to be reported for that year.

(2)	Represents the aggregate grant date fair value for option awards granted during the fiscal year ended January 1, 2011 calculated in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures. The fair value of the options was calculated using a Black-Scholes option pricing model. For a discussion of the assumptions used in the valuation, see note 13 to our unaudited consolidated financial statements for the nine months ended October 2, 2010 appearing elsewhere in this prospectus.

(3)	Represents partial payment of non-equity incentive compensation that was earned during fiscal 2010 and paid in December 2010. As discussed above under “—Compensation Discussion & Analysis—Determination of Appropriate Pay Levels—Annual Incentive Plan,” in December 2010 we paid our named executive officers a portion of the amount due to them under our annual incentive plan for fiscal 2010 based on our preliminary results for fiscal 2010. The final amount due to our named executive officers under our annual incentive plan for fiscal 2010 is not presently calculable and will be determined following the preparation of our audited financial statements for fiscal 2010, which is expected to occur in March 2011. We will disclose any additional amounts deemed payable at that time, and the resulting change in the total compensation amounts presented above, in a report filed with the SEC.

All Other Compensation from Summary Compensation Table for Fiscal 2008, 2009 and 2010

The following table contains a breakdown of the compensation and benefits included under “All Other Compensation” in the Summary Compensation Table above.

Name	Fiscal Year	Registrant Contributions to Non- Qualified Deferred Compen- sation Plan	Vehicle Allowance	401K Company Match	Club Dues	Life Insurance	Executive Medical Benefits	Long- term Disability	Payments Related to Merger (1)	Total ($)
William E. Berry	2010	$20,000	$18,400	$8,250	$5,544	$2,108	$3,676	$605	$12,321,517	$12,380,100
	2009	—	16,800	2,191	6,006	2,034	1,064	1,210		29,305
	2008	20,000	16,800	10,250	5,544	1,319	1,522	825		56,260

J. Michael Gaither	2010	17,000	16,800	8,250	6,015	3,462	2,295	907	5,893,160	5,947,889
	2009	—	16,800	1,797	6,000	3,310	4,537	1,210		33,654
	2008	17,000	16,800	10,250	6,000	1,622	5,000	825		57,497

David L. Dyckman	2010	—	14,400	8,250	1,840	795	599	907	2,275,494	2,302,285
	2009	—	14,400	1,673	—	758	—	1,210		18,041
	2008	—	14,400	7,750	—	338	—	825		23,313

Daniel K. Brown	2010	16,000	14,400	8,100	5,544	3,347	715	907	1,275,494	1,324,507
	2009	—	14,400	1,558	6,006	3,136	3,952	1,210		30,262
	2008	16,000	14,400	7,750	5,544	857	5,411	825		50,787

Phillip E. Marrett	2010	10,000	14,400	8,100	—	3,309	4,400	907	1,275,494	1,316,610
	2009	—	14,400	1,558	—	3,151	1,509	1,210		21,828

(1)	As described below under “Payments Received by Directors and Named Executive Officers in Connection with the Merger,” for any vested options under the 2005 Option Plan with an exercise price per share less than $596.65, our named executive officers received an option cancellation payment for each share underlying the vested options equal to the difference between $596.65 and the per-share exercise price. Mr. Dyckman also received a discretionary cash bonus of $1.0 million in connection with the Merger.

Grants of Plan-Based Awards During Fiscal 2010

The following table sets forth certain information regarding the grant of plan-based awards made during fiscal 2010 to the named executive officers:

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards(4)			All Other Options: Number of Securities Underlying Options (#)(5)	Exercise Price of Option Awards ($/Sh)	Grant Date Fair Value of Option Awards
Name	Grant Date	Threshold ($)(1)	Target ($)(2)	Maximum ($)(3)	Threshold (#)	Target (#)	Maximum (#)
William E. Berry		$450,720	$1,126,800	$—
	8/30/2010					4,320,000		4,320,000	$1.00	3,668,635
J. Michael Gaither		160,506	401,266	—
	8/30/2010					2,160,000		2,160,000	1.00	1,834,318
David L. Dyckman		160,506	401,266	—
	8/30/2010					2,430,000		2,430,000	1.00	2,063,607
Daniel K. Brown		160,506	401,266	—
	8/30/2010					2,160,000		2,160,000	1.00	1,834,318
Phillip E. Marrett		160,506	401,266	—
	8/30/2010					2,160,000		2,160,000	1.00	1,834,318

(1)	Represents the minimum payment under the annual incentive plan if the threshold level of 95% of the Indenture EBITDA goal was achieved during fiscal 2010.
(2)	Represents payments under the annual incentive plan if 100% of plan performance was achieved during fiscal 2010. In fiscal 2010, we exceeded plan targets, which resulted in higher payments. These payments are included in the Summary Compensation Table under the heading “Non-Equity Incentive Plan Compensation.”
(3)	There is no limit to the maximum amount payable under the annual incentive plan.
(4)	Represents the number of performance-based options granted to our named executive officers under the 2010 Plan in fiscal 2010. Each performance-based option granted to our named executive officers vests ratably on each of the first through fifth anniversaries of the grant date if, as of the end of the most recent fiscal year ending on or prior to each such anniversary, the Company has achieved the EBITDA target established for such fiscal year by the terms of the option. If the EBITDA target is not met for the relevant fiscal year, the performance-based option remains outstanding until terminated and immediately vests upon (i) achievement of cumulative EBITDA targets for the relevant fiscal year and the first fiscal year following that fiscal year, or (ii) the occurrence of a liquidity event in which the Sponsor receives a cash return on its investment of at least 220%. The participant must remain employed through the vesting date in order to exercise any performance-based options.
(5)	Represents the number of time-based options granted to our named executive officers under the 2010 Plan in fiscal 2010. Time-based options granted to our named executive officers vest ratably on each of the first through fifth anniversaries of the grant date, provided that the participant remains continuously employed by us through each vesting date.

Outstanding Equity Awards at Fiscal 2010 Year End

The following table provides information concerning unexercised options for our named executive officers as of January 1, 2011, the last day of our 2010 fiscal year.

Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)(1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)(2)	Option Exercise Price ($)	Option Expiration Date
William E. Berry	—	4,320,000	4,320,000	$1.00	8/30/2020
J. Michael Gaither	—	2,160,000	2,160,000	1.00	8/30/2020
David L. Dyckman	—	2,430,000	2,430,000	1.00	8/30/2020
Daniel K. Brown	—	2,160,000	2,160,000	1.00	8/30/2020
Phillip E. Marrett	—	2,160,000	2,160,000	1.00	8/30/2020

(1)	Represents the number of unexercised time-based options held by our named executive officers as of January 1, 2011. These time-based options, all of which were granted under the 2010 Plan, vest ratably on each of the first through fifth anniversaries of the grant date, provided that the participant remains continuously employed by us through each vesting date. If that condition is met, these options will fully vest on May 28, 2015.

(2)	Represents the number of unexercised performance-based options held by our named executive officers as of January 1, 2011. All of these performance-based options were granted under the 2010 Plan. Each performance-based option vests ratably on each of the first through fifth anniversaries of the grant date if, as of the end of the most recent fiscal year ending on or prior to each such anniversary, the Company has achieved the EBITDA target established for such fiscal year by the terms of the option. If the EBITDA target is not met for the relevant fiscal year, the performance-based option remains outstanding until terminated and immediately vests upon (i) achievement of cumulative EBITDA targets for the relevant fiscal year and the first fiscal year following that fiscal year, or (ii) the occurrence of a liquidity event in which the Sponsor receives a cash return on its investment of at least 220%. The participant must remain employed through the vesting date in order to exercise any performance-based options.

Nonqualified Deferred Compensation for Fiscal 2010

The following table sets forth information regarding the nonqualified deferred compensation plans, showing, with respect to each named executive officer, the aggregate contributions made by such executive officer during the fiscal year ended January 1, 2011, the aggregate value of withdrawals and distributions to the executive officer during the fiscal year ended January 1, 2011 and the balance of account as of January 1, 2011.

Name	Executive Contributions in 2010 ($)(1)	Registrant Contributions in 2010 ($)(2)	Aggregate Earnings in 2010 ($)(3)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at January 1, 2011 ($)(4)
William E. Berry	$23,490	$20,000	$47,346	$—	$445,418
J. Michael Gaither	2,490	17,000	80	—	298,062
David L. Dyckman	—	—	—	—	—
Daniel K. Brown	—	16,000	46,153	—	360,995
Phillip E. Marrett	2,490	10,000	2,233	(115,495)	49,786

(1)	Amounts in this column are included in the amounts reported as “Salary” or “Non-Equity Incentive Plan Compensation” in the Summary Compensation Table for fiscal 2010 for each of the named executive officers.

(2)	Amounts in this column reflect company contributions and are included in the Summary Compensation Table under the heading “All Other Compensation.”
(3)	Earnings on balances in the nonqualified deferred compensation plan equal the rate of return on investments elected by each participant in plan. These amounts are not included in the Summary Compensation Table because the earnings are credited at a market rate of return.
(4)	The amounts in the table below are also being reported as compensation in the Summary Compensation Table in the years indicated.

Name	Fiscal Year	Reported Amounts ($)
William E. Berry	2010	$43,490
	2009	18,625
	2008	75,269

J. Michael Gaither	2010	19,490
	2009	168
	2008	17,000

David L. Dyckman	2010	—
	2009	—
	2008	—

Daniel K. Brown	2010	16,000
	2009	—
	2008	16,000

Phillip E. Marrett	2010	12,490
	2009	—

Potential Payments upon Termination

Employment Agreements

We currently have employment agreements with each of Messrs. Berry, Gaither, Dyckman, Brown and Marrett. The employment agreements provide for the payment of an annual base salary and bonus opportunities, as well as participation by each of them in the benefit plans and programs generally maintained by us for senior executives from time to time.

We or the employee may terminate the applicable employment agreement at any time. Upon termination of employment for any reason other than for “cause,” the employee is entitled to receive (1) a basic termination payment equal to (i) his base salary earned through the date of termination and (ii) the previous year’s bonus if the termination is after December 31 and before bonus has been awarded; and (2) continuation of health benefits for a specified period of time after termination of employment at the same rate that was paid by the employee before termination of employment. In addition, if we terminate the employee without “cause” or if the employee resigns for “good reason” (each as defined in his employment agreement), then he is entitled to an additional severance payment based on a multiple of his base salary and plan bonus. The employment agreements each contain confidentiality and non-compete provisions.

The specific severance payments and continuation periods for health benefits provided by the employment agreements for the named executive officers are as follows:

•

Mr. Berry is entitled to receive: (i) a monthly sum equal to his monthly base salary in effect at such time plus $25,000 for a period of two years and (ii) continuation of health benefits for Mr. Berry and his family until he reaches the age of 65.

•

Mr. Gaither is entitled to receive: (i) a monthly sum equal to his monthly base salary in effect at such time plus $22,222.22 for a period of 18 months and (ii) continuation of health benefits at the same rate previously paid by Mr. Gaither for a period of 18 months.

•

Mr. Dyckman is entitled to receive: (i) a monthly sum equal to his monthly base salary in effect at such time plus $20,833.34 for a period of 12 months and (ii) continuation of health benefits for a period of 12 months.

•

Mr. Brown is entitled to receive: (i) a monthly sum equal to his monthly base salary in effect at such time plus $20,833.33 for a period of 12 months and (ii) continuation of health benefits for a period of 12 months.

•

Mr. Marrett is entitled to receive: (i) a monthly sum equal to his monthly base salary in effect at such time plus $19,583.33 for a period of 12 months and (ii) continuation of health benefits for a period of 12 months.

Payment Summary

The table below reflects the amount of compensation payable to each named executive officer in the event of termination of the executive’s employment for various reasons. The table does not include nonqualified deferred compensation for which the named executive officers are fully vested or payments that would be made to a named executive officer under benefit plans or employment terms generally available to other salaried employees similarly situated, such as group life or disability insurance. The amounts shown assume termination of employment or a change in control as of January 1, 2011, the last day of our 2010 fiscal year.

Name	Payments upon Termination	Termination without Cause or Resignation for Good Reason	Termination for Cause or Resignation without Good Reason	Death or Disability (1)	Change in Control (2)
William E. Berry	Severance and Noncompetition Agreement	$1,600,001	$—	$—	$—
	Bonus (3)	—	—	—	—
	Health Benefits	95,690	—	—	—

	Total	$1,695,691	$—	$—	$—

J. Michael Gaither	Severance and Noncompetition Agreement	$835,001	$—	$—	$—
	Bonus (3)	—	—	—	—
	Health Benefits	12,255	—	—	—

	Total	$847,256	$—	$—	$—

David L. Dyckman	Severance and Noncompetition Agreement	$540,001	$—	$—	$—
	Bonus (3)	—	—	—	—
	Health Benefits	10,632	—	—	—

	Total	$550,633	$—	$—	$—

Daniel K. Brown	Severance and Noncompetition Agreement	$520,000	$—	$—	$—
	Bonus (3)	—	—	—	—
	Health Benefits	10,632	—	—	—

	Total	$530,632	$—	$—	$—

Phillip E. Marrett	Severance and Noncompetition Agreement	$505,000	$—	$—	$—
	Bonus (3)	—	—	—	—
	Health Benefits	6,670	—	—	—

	Total	$511,670	$—	$—	$—

(1)	In the event of the death or disability of a named executive officer, the named executive officer will receive benefits under our disability plan or payments under our life insurance plan, as appropriate. These payments are generally available to all employees and are therefore not included in the above table.
(2)	We do not provide our named executive officers with change in control benefits. If a named executive officer was terminated following a change in control, such officer would receive payments pursuant to the employment and severance agreements described above.
(3)	As discussed above under “—Compensation Discussion & Analysis—Determination of Appropriate Pay Levels—Annual Incentive Plan,” in December 2010 our named executive officers received a portion of the bonus amount due to them under our annual incentive plan for fiscal 2010. The final amount due to our named executive officers for fiscal 2010 is not presently calculable and will be determined following the preparation of our audited financial statements for fiscal 2010. Any additional bonus amounts deemed payable under the annual incentive plan for fiscal 2010 would have been payable to the named executive officers as of January 1, 2011 in the event of their (i) termination without cause or resignation for good reason, (ii) termination for cause or resignation without good reason, or (iii) death or disability. No such amount would have been payable to any of the named executive officers in the event solely of a change of control.

Compensation of Directors

Holdings Board

During fiscal year 2010, the following compensation was paid to James Hardymon, Donald Hardie and James Micali, the directors of the Holdings Board who were not employees of Holdings or its subsidiaries or representatives of Holdings’ shareholders and to Richard Johnson, who served as non-executive Chairman of the Board.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)	All Other Compensation(1)($)		Total ($)
James F. Hardymon	$20,800	$—	$177,058	(1)	$197,858
Donald Hardie	20,800	—	—		20,800
James M. Micali	20,834	—	146,602	(1)	167,436
Richard P. Johnson	76,923	—	18,817,120	(1)(2)	18,894,043

(1)	Represents amounts payable in connection with the Merger. As described below under “Payments Received by Directors and Named Executive Officers in Connection with the Merger,” for any vested options under the 2005 Option Plan with an exercise price per share less than $596.65, holders received an option cancellation payment for each share underlying the vested options equal to the difference between $596.65 and the per-share exercise price. The directors of Holdings received aggregate option cancellation payments as follows: (i) $177,058 for Mr. Hardymon, (ii) $146,602 for Mr. Micali, and (iii) $18,482,953 for Mr. Johnson.

(2)	In addition to the option cancellation payment discussed above, “All Other Compensation” for Mr. Johnson includes a registrant contribution to non-qualified deferred compensation plan of $11,250, vehicle allowance of $6,400, 401K company match of $4,337, club dues of $1,968, life insurance of $2,520 and severance payment of $307,692 in connection with his resignation as Chairman of the Holdings Board as of the date of the Merger.

No other members of the Holdings Board received compensation for their service as directors of Holdings. Following the Merger, all of the directors of Holdings, including Messrs. Hardymon, Hardie, Micali and Johnson, resigned their positions on the Holdings Board, as well as the board of directors or similar governing body of any subsidiary of Holdings and all committees thereof. The current members of the Holdings Board are employees of Holdings and do not receive separate compensation for their service as directors of Holdings.

Accelerate Parent Board

For their service as members of the Accelerate Parent Board, each of James Farrell, Gary Kusin and James Micali (the “Outside Directors”) will receive an annual fee of $150,000 in cash, payable in quarterly installments. Upon their appointment to the Accelerate Parent Board, each of the Outside Directors also received a one-time grant of options under the 2010 Plan to purchase 200,000 shares of Accelerate Common Stock at the fair market value on the date of grant. These options vest in three equal installments on each of the first three anniversaries of the date of grant. In October 2010, we adopted the Accelerate Parent Corp. Non-Employee Director Restricted Stock Plan (the “Restricted Stock Plan”). Each Outside Director receives an annual grant under the Restricted Stock Plan of restricted shares of Accelerate Common Stock valued at $50,000, with vesting to occur in two equal installments on each of the first two anniversaries of the date of grant. Each Outside Director also received a one-time opportunity to purchase up to $1,000,000 in Accelerate Common Stock from the Sponsor, at a per share price equal to the fair market value on the date of purchase. These equity arrangements were to further align our Outside Directors’ interests with the interests of our stockholders. The members of the Accelerate Parent Board other than the Outside Directors do not receive separate compensation for their service as directors of Accelerate Parent.

The following table sets forth the compensation paid to the Outside Directors in fiscal 2010:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Total ($)
James Farrell	$37,500	$50,000	$81,131	$168,631
Gary Kusin	37,500	50,000	81,131	168,631
James M. Micali	87,500	50,000	81,131	218,631

(1)	Represents the aggregate grant date fair value for restricted stock granted during fiscal 2010 calculated in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures. The fair value of the restricted stock was based on the stock price of Accelerate Common Stock on the grant date of $1.00 per share.

(2)	Represents the aggregate grant date fair value for option awards granted during fiscal 2010 calculated in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures. The fair value of the options was calculated using a Black-Scholes option pricing model. The assumptions used in the Black-Scholes Model were: (i) an expected life of 6.0 years, (ii) no dividend yield, (iii) an expected stock price volatility of 39.45%, and (iv) a risk-free interest rate of 1.83%.

Payments Received by Directors and Named Executive Officers in Connection with the Merger

None of our directors and none of our named executive officers other than Mr. Brown and Mr. Marrett held any shares in Holdings at the time of the Merger. Mr. Brown and Mr. Marrett each held 2,364 shares of Holding’s Series A common stock at the time of the Merger. Under the terms of the Merger Agreement, in consideration for those shares, they each received $596.65 per share, which we refer to as the per share merger consideration, or $1,412,873.19 in the aggregate.

In connection with the Merger, holders of vested options under the 2005 Plan with an exercise price less than the per share merger consideration received an option cancellation payment equal to the difference between the per share merger consideration and the exercise price of the cancelled option. Our named executive officers received aggregate option cancellation payments as follows: (i) $12,321,516.67 for Mr. Berry, (ii) $5,893,159.71 for Mr. Gaither, (iii) $1,275,493.59 for Mr. Dyckman, (iv) $1,275,493.59 for Mr. Marrett, and (v) $1,275,493.59 for Mr. Brown. Our directors received aggregate option cancellation payments as follows: (i) $177,057.95 for Mr. Hardymon, (ii) $146,602.42 for Mr. Micali, and (iii) 18,482,953.02 for Mr. Johnson. Mr. Dyckman also received a discretionary cash bonus of $1.0 million in connection with the Merger.

Compensation Committee Interlocks and Insider Participation

Prior to the Merger, the compensation committee of the Holdings Board was charged with establishing and reviewing our executive compensation program. David Tayeh and Donald Hardie, neither of whom has ever been an officer or employee of ours or is otherwise a related party, served on the compensation committee during fiscal 2010. All compensation committee recommendations of the compensation committee were reviewed by and subject to approval of the full Holdings Board. Following the Merger, executive compensation and related decisions are made by the Accelerate Parent Board, which does not currently have a compensation committee.

Indemnification of Officers and Directors

The articles of incorporation of Holdings and Accelerate Parent provide for the release of any person serving as our director from liability to us or our stockholders for damages for breach of fiduciary duty and for the indemnification by us of any person serving as a director, officer, employee or agent or other authorized person to the fullest extent permissible under the Delaware General Corporation Law. We expect to enter into customary indemnification agreements with each of our directors and executive officers. In addition, we have purchased a directors’ and officers’ insurance policy covering our officers and directors for liabilities that they may incur as a result of any action, or failure to act, by such officers and directors in their capacity as officers and directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Accelerate Holdings Corp., or Accelerate Holdings, directly owns all our issued and outstanding stock. All of Accelerate Holdings’ issued and outstanding stock is directly owned by Accelerate Parent Corp., or Accelerate Parent. All equity interests in Accelerate Parent are owned, directly or indirectly, by the Sponsor, certain co-investors and certain of our employees, including certain of our named executive officers and directors.

The following table sets forth information with respect to the ownership as of February 1, 2011 for (a) each person known by us to own beneficially more than a 5% equity interest in Accelerate Parent, (b) each member of our board of directors, (c) each member of Accelerate Parent’s board of directors, (d) each of our named executive officers, and (e) all of the named executive officers and directors as a group. We have 1,000 shares of common stock outstanding, all of which are owned indirectly by Accelerate Parent. Share amounts indicated below reflect beneficial ownership, through Accelerate Parent, by such entities or individuals of these 1,000 shares of American Tire Distributors Holdings, Inc.

The amounts and percentages of shares beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.

Except as otherwise indicated in the footnotes below, each of the beneficial owners has, to our knowledge, sole voting and investment power with respect to the indicated shares. Unless otherwise noted, the address of each beneficial owner is c/o American Tire Distributors Holdings, Inc., 12200 Herbert Wayne Court, Suite 150, Huntersville, North Carolina 28078.

	Shares of Common Stock Beneficially Owned
	Number	Percent
5% Stockholders
TPG Capital (1)	950.23	95.023%

Executive Officers and Directors
William E. Berry (2)	3.83	*
J. Michael Gaither (3)	*	*
David L. Dyckman (4)	*	*
Daniel K. Brown (5)	*	*
Philip E. Marrett (6)	*	*
W. James Farrell (7)	1.54	*
Gary Kusin (8)	*	*
James Micali (9)	*	*
Kevin Burns (10)	950.23	95.023%
Jeffrey Liaw (10)	950.23	95.023%
All directors and executive officers as a group (10 persons)	960.16	96.016%

*	Represents less than one percent or one share, as applicable.

(1)	American Tire Distributors Holdings, Inc. shares shown as beneficially owned by TPG Capital reflect an aggregate of the following record ownership: (i) 324,969,701 shares of Accelerate Parent held by TPG Accelerate VI, LP and (ii) 324,969,701 shares of Accelerate Parent held by TPG Accelerate V, LP. The address of TPG Capital is 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.
(2)	American Tire Distributors Holdings, Inc. shares shown as beneficially owned by William E. Berry reflect (i) 1,833,790 shares of Accelerate Parent held directly by Mr. Berry, (ii) 392,955 shares of Accelerate Parent held by the Trust FBO Meredith Elaine Berry U/A, a trust established for the benefit of Mr. Berry’s minor daughter, and (iii) 392,955 shares of Accelerate Parent held by the Trust FBO Michael Dolan Berry U/A, a trust established for the benefit of Mr. Berry’s minor son. Mr. Berry’s wife, Marianne Dolan Berry, is the trustee of each trust and has sole investment and dispositive power over the shares held by the trusts. Mr. Berry disclaims beneficial ownership of such shares.
(3)	American Tire Distributors Holdings, Inc. shares shown as beneficially owned by J. Michael Gaither reflect his ownership of 632,500 shares of Accelerate Parent.
(4)	American Tire Distributors Holdings, Inc. shares shown as beneficially owned by David L. Dyckman reflect his ownership of 496,800 shares of Accelerate Parent.
(5)	American Tire Distributors Holdings, Inc. shares shown as beneficially owned by Daniel K. Brown reflect his ownership of 572,700 shares of Accelerate Parent.
(6)	American Tire Distributors Holdings, Inc. shares shown as beneficially owned by Philip E. Marrett reflect his ownership of 572,700 shares of Accelerate Parent.
(7)	American Tire Distributors Holdings, Inc. shares shown as beneficially owned by W. James Farrell reflect his ownership of 1,000,000 shares of Accelerate Parent and 50,000 shares of restricted stock of Accelerate Parent.
(8)	American Tire Distributors Holdings, Inc. shares shown as beneficially owned by Gary Kusin reflect his ownership of 500,000 shares of Accelerate Parent and 50,000 shares of restricted stock of Accelerate Parent.
(9)	American Tire Distributors Holdings, Inc. shares shown as beneficially owned by James Micali reflect his ownership of 250,000 shares of Accelerate Parent and 50,000 shares of restricted stock of Accelerate Parent.
(10)	Includes all shares held by TPG Accelerate V, LP and TPG Accelerate VI, LP. Each of Kevin Burns and Jeffrey Liaw may be deemed to be a beneficial owner of these interests due to his status as an employee of TPG Capital, and each such person disclaims beneficial ownership of any such interests in which he does not have a pecuniary interest. The address of each of Messrs. Burns and Liaw is c/o TPG Capital, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Arrangements with the Sponsor

Transaction and Monitoring Fee Letter Agreement; Indemnification Agreement

Upon the closing of the Merger, we entered into a transaction and monitoring fee letter agreement with TPG pursuant to which we retained TPG to provide certain management, consulting, and financial services to us, when and as requested by us. We agreed to pay TPG a monitoring fee equal to 2.0% of Adjusted EBITDA. The monitoring fee is payable in quarterly installments in arrears at the end of each fiscal quarter. In the event of an initial public offering, sale of all or substantially all our assets or a change of control transaction, TPG is entitled to receive, on its request and in lieu of any continuing payment of the monitoring fee, an aggregate termination fee of $12.5 million.

Pursuant to the agreement, in consideration of the financial advisory and other services that TPG rendered to us in connection with the Transactions, we paid a transaction fee of $12.5 million to TPG on closing of the Merger. Upon the consummation of any future equity financing, acquisition or divestiture, recapitalizations, reorganization, change of control or any similarly extraordinary transactions involving us, we agreed to pay TPG a transaction fee equal to 1% of the gross value of such transaction. TPG may also invoice us for additional fees if TPG or its affiliates perform services for us above and beyond those called for by the agreement.

TPG and its affiliates are entitled to reimbursement of any reasonable out-of-pocket costs and expenses incurred in connection with the agreement. In connection with the Merger, we also entered into an indemnification agreement with TPG providing for customary exculpation, indemnification, contribution and expense reimbursement provisions in favor of TPG and certain of its affiliates and related persons.

Investor Stockholders’ Agreement

Upon the closing of the Merger, Accelerate Parent, our indirect parent, entered into a stockholders’ agreement with investment funds affiliated with TPG (the “TPG Investors”) and certain other non-management holders of common stock of Accelerate Parent (the “Investor Stockholders’ Agreement”). Under the Investor Stockholders’ Agreement, each of the parties agree to cause to be elected to the board of directors of Accelerate Parent such individuals as are nominated from time to time by the TPG Investors. The parties to the Investor Stockholders’ Agreement also agree to vote their securities of Accelerate Parent as directed by the TPG Investors in connection with certain restructuring transactions. The Investor Stockholders’ Agreement also provides for the right to participate in certain equity offerings, rights and restrictions relating to the transfer of shares of common stock of Accelerate Parent, including tag-along and drag-along rights, information rights and other special corporate governance provisions.

Investor Registration Rights Agreement

Upon the closing of the Merger, Accelerate Parent, the TPG Investors and certain other non-management holders of Accelerate Parent’s common stock entered into a registration rights agreement. Under the agreement, in connection with or following an initial public offering of Accelerate Parent’s common stock, the TPG Investors may demand that Accelerate Parent register the sale of the TPG Investors’ shares of Accelerate Parent’s common stock under the Securities Act, subject to certain conditions. The agreement also entitles the TPG Investors and the other holders that are party to the agreement to participate in future registrations of Accelerate Parent’s common stock under the Securities Act that Accelerate Parent may undertake following its initial public offering, subject to certain conditions.

Agreements with Directors and Executive Officers

Management Stockholders’ Agreement

Accelerate Parent is party to a stockholders’ agreement with the TPG Investors and certain of its directors and members of our management team who hold common stock of Accelerate Parent (the “Management Stockholders’ Agreement”). Future holders of common stock of Accelerate Parent may become party to the Management Stockholders’ Agreement from time to time. The Investor Stockholders’ Agreement provides Accelerate Parent with the right to repurchase shares of its common stock from the holders that are party to the agreement in certain circumstances, including if a holder’s employment with Accelerate Parent terminates. The agreement also contains rights and restrictions relating to the transfer of shares of common stock of Accelerate Parent, including tag-along and drag-along rights, and limited registration rights.

Merger Agreement

Pursuant to the Merger Agreement, for a period of six years from the effective date of the Merger, we are required to maintain provisions relating to the indemnification, advancement of expenses and exculpation of our former and present directors and officers that are no less favorable than were set forth in our pre-merger organizational documents.

Conflicts of Interest Generally

Accelerate Parent’s certificate of incorporation provides that its stockholders and non-management directors, and their respective affiliates, may engage in investments and business ventures that compete with Accelerate Parent and its subsidiaries. No such stockholder or director is obligated to present any investment or business opportunity to Accelerate Parent even if the opportunity is of the type that could be pursued by Accelerate Parent. Further, such stockholder or director may pursue the opportunity for its own account or recommend it to others. The Investor Stockholders’ Agreement contains similar provisions.

THE EXCHANGE OFFER

General

Concurrently with the sales of the old notes on May 28, 2010, the Issuer and the guarantors entered into a registration rights agreement with the initial purchasers of the old notes that requires us to file a registration statement under the Securities Act with respect to the new notes and, upon the effectiveness of the registration statement, to offer to the holders of the old notes the opportunity to exchange their old notes for a like principal amount of new notes.

The registration rights agreement provides that we must (a) use our commercially reasonable efforts to cause the registration statement of which this prospectus is a part to be declared effective under the Securities Act and (b) keep the exchange offer open for not less than 20 business days (or longer, if required by applicable law) after the date notice of the exchange offer is mailed to holders of the old notes and (c) use their commercially reasonable efforts to consummate the exchange offer on or prior to the 365th calendar day following the original issue date of the old notes (or if the 365th calendar day is not a business day, the next succeeding business day).

A copy of the registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus is a part. Following the completion of the exchange offer, holders of old notes not tendered will not have any further registration rights other than as set forth in the paragraphs below, and the old notes will continue to be subject to certain restrictions on transfer.

Subject to certain conditions, including the representations set forth below, the new notes will be issued without a restrictive legend and generally may be reoffered and resold without registration under the Securities Act. In order to participate in the exchange offer, a holder must represent to us in writing, or be deemed to represent to us in writing, among other things, that:

•	the new notes acquired pursuant to the exchange offer are being acquired in the ordinary course of business of the person receiving such new notes, whether or not such recipient is such holder itself;

•

at the time of the commencement or consummation of the exchange offer, neither such holder nor, to the knowledge of such holder, any other person receiving new notes from such holder has an arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the new notes in violation of the provisions of the Securities Act;

•

neither the holder nor, to the knowledge of such holder, any other person receiving new notes from such holder is an “affiliate,” as defined in Rule 405 under the Securities Act, of ours or of any of the guarantors;

•

if such holder is not a broker-dealer, neither such holder nor, to the knowledge of such holder, any other person receiving new notes from such holder, is engaging in or intends to engage in a distribution of the new notes; and

•

if such holder is a participating broker-dealer, such holder has acquired the new notes for its own account in exchange for old notes that were acquired as a result of market-making activities or other trading activities and that it will comply with the applicable provisions of the Securities Act (including, but not limited to, the prospectus delivery requirements thereunder). See “Plan of Distribution.”

Under certain circumstances specified in the registration rights agreements, we may be required to file a “shelf” registration statement covering resales of the old notes pursuant to Rule 415 under the Securities Act.

Based on an interpretation by the SEC’s staff set forth in no-action letters issued to third parties unrelated to us, we believe that, with the exceptions set forth below, the new notes issued in the exchange offer may be offered for resale, resold and otherwise transferred by the holder of new notes without compliance with the registration and prospectus delivery requirements of the Securities Act, unless the holder:

•	is an “affiliate,” within the meaning of Rule 405 under the Securities Act, of ours;

•	is a broker-dealer who purchased old notes directly from us for resale under Rule 144A, Regulation S or any other available exemption under the Securities Act;

•	acquired the new notes other than in the ordinary course of the holder’s business;

•	has an arrangement or understanding with any person to engage in the distribution of the new notes; or

•	is prohibited by any law or policy of the SEC from participating in the exchange offer.

Any holder who tenders in the exchange offer for the purpose of participating in a distribution of the new notes cannot rely on this interpretation by the SEC’s staff and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Each broker-dealer that receives new notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such new note. See “Plan of Distribution.” Broker-dealers who acquired old notes directly from us and not as a result of market-making activities or other trading activities may not rely on the staff’s interpretations discussed above, and must comply with the registration and prospectus delivery requirements of the Securities Act in order to sell the old notes.

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept any and all old notes validly tendered and not withdrawn prior to 5:00 p.m., Eastern Time on March 14, 2011, or such date and time to which we, in our sole discretion, extend the exchange offer. We will issue $2,000 in principal amount of new notes in exchange for each $2,000 principal amount of old notes accepted in the exchange offer. Holders may tender some or all of their old notes pursuant to the exchange offer. Old notes may be tendered only in denominations of $2,000 and any integral multiples of $1,000 in excess of $2,000.

The new notes will evidence the same debt as the old notes and will be issued under the terms of, and entitled to the benefits of, the indenture relating to the old notes. As of the date of this prospectus: $250.0 million in aggregate principal amount of old notes were outstanding, and there was one registered holder, a nominee of DTC. This prospectus, together with the letter of transmittal, is being sent to the registered holders of old notes. We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC promulgated under the Exchange Act.

Holders who tender old notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of old notes in the exchange offer. We will pay all charges and expenses, other than certain applicable taxes, applicable to the exchange offer. See “—Fees and Expenses.”

Expiration Date; Extensions; Amendments

The expiration date shall be 5:00 p.m., Eastern Time, on March 14, 2011, unless we, in our sole discretion, extend the exchange offer, in which case the expiration date shall be the latest date and time to which the exchange offer is extended. We reserve the right, in our sole discretion:

•	to extend the exchange offer or, if any of the conditions set forth under “—Conditions to the Exchange Offer” shall not have been satisfied or waived, to terminate the exchange offer, or

•

to amend or modify the terms of the exchange offer in any manner or waive any conditions to the exchange offer. In the event of a material modification, including the waiver of a material condition, we will extend the offer, if necessary so that at least five business days remain after notice of the amendment and before the expiration date.

In order to extend the exchange offer, we will notify the exchange agent and each registered holder of any extension by oral or written notice prior to 9:00 a.m., Eastern Time, on the next business day after the previously scheduled expiration date and will also disseminate notice of any extension by press release or other public announcement prior to 9:00 a.m., Eastern Time on such date.

During any extension of the exchange offer and consent solicitation, all old notes previously validly tendered and not validly withdrawn will remain subject to the exchange offer. Any waiver, amendment or modification of the exchange offer will apply to all old notes previously validly tendered and not validly withdrawn.

Procedures for Tendering

When the holder of old notes tenders, and we accept such notes for exchange pursuant to that tender, a binding agreement between us and the tendering holder is created, subject to the terms and conditions set forth in this prospectus and the accompanying letter of transmittal.

General. If you wish to participate in the exchange offer, you must validly tender (and not validly withdraw) your old notes to the exchange agent at or prior to the expiration date in accordance with the procedures described below. In order to meet this deadline, custodians and clearing systems may require you to act on a date prior to the expiration date. Additionally, they may require further information in order to process all requests to tender. Holders are urged to contact their custodians and clearing systems as soon as possible to ensure compliance with their procedures and deadlines.

The method of delivery of the old notes, the letter of transmittal and all other required documents to the exchange agent is at the election and risk of the holder. Where applicable, holders should use an overnight or hand delivery service, properly insured. In all cases, sufficient time should be allowed to assure delivery to and receipt by the exchange agent at or prior to the expiration date. Do not send the letter of transmittal or any old notes to anyone other than the exchange agent.

If you have questions regarding tender or consent procedures or require additional copies of this prospectus or the letter of transmittal, please contact the exchange agent. Contact information for the exchange agent are set forth below under the heading “—Exchange Agent.” Holders whose old notes are held by a custodial entity such as a broker, dealer, commercial bank, trust company or other nominee can also contact such custodial entity for assistance in tendering their old notes.

Valid Tender of Old Notes. If you are a holder of old notes and you wish to tender your old notes for exchange pursuant to the exchange offer, on or prior to the expiration date you must:

(1) agree to be bound by the terms of the exchange offer by transmitting either:

•

a properly completed and duly executed letter of transmittal, which accompanies this prospectus, or a facsimile of the letter of transmittal, with all signature guarantees and other documents required by the letter of transmittal, to the exchange agent at the address set forth below under the heading “—The Exchange Agent”; or

•

a computer-generated message transmitted by means of DTC’s ATOP, as described below, and received by the exchange agent in which you acknowledge and agree to be bound by the terms of the letter of transmittal; and

(2) comply with the guaranteed delivery procedures described below or deliver the old notes to the exchange agent by either:

•	transmitting a timely confirmation of book-entry transfer of your old notes into the exchange agent’s account at DTC pursuant to the procedure for book-entry transfers described below; or

•	if the old notes are held in physical form, delivering the old notes to the exchange agent as described below.

Delivery of Physical Letter of Transmittal. You may transmit your acceptance of the terms of the exchange offer by delivering a properly completed and duly executed physical letter of transmittal, which accompanies this prospectus, or a facsimile of the letter of transmittal, with all signature guarantees and other documents required by the letter of transmittal, to the exchange agent at the address set forth below under the heading “—The Exchange Agent”.

Signatures on all letters of transmittal must be guaranteed by a recognized participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange, Inc. Medallion Signature Program or the Stock Exchange Medallion Program (each, a “Medallion Signature Guarantor”), unless the old notes tendered thereby are tendered (i) by a holder of old notes (or by a participant in DTC whose name appears on a security position listing as the owner of such old notes) who has not completed the box entitled “Special Delivery Instructions” on the letter of transmittal, or (ii) for the account of a member firm of a registered national securities exchange, a member of FINRA or a commercial bank or trust company having an office or correspondent in the United States.

Delivery of Letter of Transmittal Through ATOP. In lieu of physically completing and executing the letter of transmittal and delivering it to the exchange agent, DTC participants that have the old notes credited to their DTC account and held of record by DTC’s nominee may electronically transmit their acceptance of the exchange offer through ATOP, for which the transaction will be eligible. In accordance with ATOP procedures, DTC will then verify the acceptance of the exchange offer and send an agent’s message to the exchange agent for its acceptance. An “agent’s message” is a message transmitted by DTC, received by the exchange agent, which states that DTC has received an express acknowledgement from you that you have received the exchange offer documents and agree to be bound by the terms of the letter of transmittal, and that we may enforce such agreement against you.

Delivery of documents to DTC does not constitute delivery to the exchange agent. If you desire to tender your old notes through DTC, you must allow sufficient time for completion of the ATOP procedures during the normal procedures of DTC. We will have the right, which may be waived, to reject the defective tender of old notes as invalid and ineffective.

Holders whose old notes are held by DTC should be aware that DTC may have deadlines earlier than the expiration date for the exchange offer. Accordingly, such holders are urged to contact DTC as soon as possible.

Book-Entry Delivery of Old Notes. The exchange agent has or will establish an account with respect to the old notes at DTC for purposes of the exchange offer, and any financial institution that is a participant in the DTC system and whose name appears on a security position listing as the record owner of the old notes may make book-entry delivery of old notes by causing DTC to transfer the old notes into the exchange agent’s account at DTC in accordance with DTC’s procedure for transfer.

Delivery of Old Notes Held in Physical Form. We do not believe any old notes exist in physical form. If you believe you hold old notes in physical form, please contact the exchange agent regarding procedures for participating in the exchange offer. Any old notes in physical form must be tendered using a physical letter of transmittal and such old notes must be delivered to the exchange agent at its address set forth below under the heading “—Exchange Agent.”

Guaranteed Delivery Procedures. If a holder of old notes desires to tender such notes and the holder’s old notes are not immediately available, or time will not permit the holder’s old notes or other required documents to reach the exchange agent before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if:

•	the holder tenders the old notes through an eligible institution;

•

prior to the expiration date, the exchange agent receives from such eligible institution a properly completed and duly executed notice of guaranteed delivery, acceptable to us, by facsimile transmission, mail or hand delivery, setting forth the name and address of the holder of the old notes tendered, the certificate number or numbers of such old notes, if applicable, and the amount of the old notes being tendered. The notice of guaranteed delivery must state that the tender is being made and must guarantee that within three New York Stock Exchange trading days after the expiration date the certificates for all physically tendered old notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with a properly completed and duly executed letter of transmittal (with any required signature guarantees and any other documents required by the letter of transmittal), or agent’s message, as the case may be, will be provided by the eligible institution to the exchange agent; and

•

the exchange agent receives the certificates for all physically tendered old notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with a properly completed and duly executed letter of transmittal (with any required signature guarantees and any other documents required by the letter of transmittal), or agent’s message, as the case may be, within three New York Stock Exchange trading days after the expiration date.

Tendering with Respect to Old Notes Held Through a Custodian. Any holder whose old notes are held by a custodial entity such as a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender old notes should contact such custodial entity promptly and instruct such custodial entity to tender the old notes and deliver consents on such holder’s behalf.

A custodial entity cannot tender old notes on behalf of a holder of old notes without such holder’s instructions. Holders whose old notes are held by a custodial entity such as a broker, dealer, commercial bank, trust company or other nominee should be aware that such nominee may have deadlines earlier than the expiration date. Accordingly, such holders are urged to contact any custodial entity such as a broker, dealer, commercial bank, trust company or other nominee through which they hold their old notes as soon as possible in order to learn of the applicable deadlines of such nominees.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tendered old notes pursuant to any of the procedures described above, and the form and validity (including time of receipt of notices of withdrawal) of all documents will be determined by us in our sole discretion, which determination will be final and binding absent a finding to the contrary by a court of competent jurisdiction. We reserve the absolute right to reject any or all tenders of any old notes determined by us not to be in proper form, or if the acceptance of or exchange of such old notes may, in the opinion of our counsel, be unlawful or result in a breach of contract. A waiver of any defect or irregularity with respect to the tender of one old note shall not constitute a waiver of the same or any other defect or irregularity with respect to the tender of any other old note. Notwithstanding the foregoing, we do not expect to treat any holder of old notes differently from other holders to the extent they present the same facts or circumstances.

Your tender of old notes will not be deemed to have been validly made until all defects or irregularities in your tender have been cured or waived. None of us, the exchange agent or any other person or entity is under any duty to give notification of any defects or irregularities in any tender or withdrawal of any old notes, or will incur any liability for failure to give any such notification.

Acceptance of Old Notes for Exchange; Delivery of New Notes Issued in the Exchange Offer

Upon satisfaction or waiver of all the conditions to the exchange offer, and assuming we do not otherwise terminate the exchange offer, we will accept, promptly after the expiration date, all old notes properly tendered that have not been validly withdrawn and will issue new notes registered under the Securities Act in exchange for the tendered old notes. For purposes of the exchange offer, we shall be deemed to have accepted properly tendered old notes for exchange when, as and if we have given oral or written notice to the exchange agent, with written confirmation of any oral notice to be given promptly thereafter, and complied with the applicable provisions of the registration rights agreement. If any tendered old notes are not accepted for any reason described in the terms and conditions of the exchange offer, such unaccepted old notes will be returned to the tendering holder at our expense promptly after the expiration or termination of the exchange offer. Any withdrawn or unaccepted old notes will be credited to the tendering holder’s account at DTC or, if the tendered old notes are held in physical form, by delivering the withdrawn or unaccepted old notes to the tendering holder. Under no circumstances will we be required to accept old notes for exchange that have not been validly tendered in accordance with the procedures set forth in this prospectus. See “—Procedures for Tendering.”

For each old note accepted for exchange, the holder will receive a new note registered under the Securities Act having a principal amount equal to that of the surrendered old note. New notes will be delivered in book-entry form by deposit with DTC. DTC will transmit the new notes to holders in accordance with its procedures. Registered holders of new notes issued in the exchange offer on the relevant record date for the first interest payment date following the consummation of the exchange offer will receive interest accruing from the most recent date to which interest has been paid or, if no interest has been paid, from the issue date of the old notes. Holders of new notes will not receive any payment in respect of accrued interest on old notes otherwise payable on any interest payment date, the record date for which occurs on or after the consummation of the exchange offer. Under the registration rights agreement, we may be required to make payments of additional interest to the holders of the old notes under circumstances relating to the timing of the exchange offer.

Withdrawal of Tenders

Tenders of old notes may be validly withdrawn at any time prior to the expiration of the exchange offer. For a withdrawal of a tender to be effective, a written or facsimile transmission notice of withdrawal, or a properly transmitted “request message” through ATOP, must be received by the exchange agent prior to the expiration date at its address set forth below under “—Exchange Agent.” Any such written or facsimile-transmitted notice must:

•	specify the name of the tendering holder of old notes;

•	bear a description of the old notes to be withdrawn;

•	specify, in the case of old notes tendered by physical delivery of certificates, the certificate numbers shown on the particular certificates evidencing those old notes;

•	specify the aggregate principal amount represented by those old notes;

•

specify, in the case of old notes tendered by physical delivery of certificates for those old notes, the name of the registered holder, if different from that of the tendering holder, or specify, in the case of old notes tendered by book-entry transfer, the name and number of the account at DTC to be credited with the withdrawn old notes;

•	specify, in the case of old notes tendered by physical delivery of certificates for those old notes, mailing instructions for the return of such notes to the tendering holder; and

•

be signed by the holder of those old notes in the same manner as the original signature on the letter of transmittal and consent, including any required signature guarantees, or be accompanied by evidence satisfactory to us that the person withdrawing the tender has succeeded to the beneficial ownership of those old notes.

Any withdrawn old notes will be credited to the tendering holder’s account at DTC or, if the withdrawn old notes are held in physical form, will be returned to the tendering holder at our expense. Withdrawal of tenders of old notes may not be rescinded, and any old notes validly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the exchange offer. Validly withdrawn old notes may, however, be re-tendered by again following the procedures described in “—Procedures for Tendering” on or prior to the expiration of the exchange offer.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any withdrawal of old notes pursuant to the procedures described above, and the form and validity (including time of receipt) of all documents will be determined by us in our sole discretion, which determination will be final and binding absent a finding to the contrary by a court of competent jurisdiction. None of us, the exchange agent or any other person or entity is under any duty to give notification of any defects or irregularities in any withdrawal of any old notes, or will incur any liability for failure to give any such notification.

Conditions to the Exchange Offer

Notwithstanding any other provision of the exchange offer, we will not be required to deliver any new notes, and we may terminate the exchange offer or, at our option, modify, extend or otherwise amend the exchange offer, if we determine, in our reasonable judgment, that (i) the exchange offer violates applicable law or any applicable interpretation of the staff of the SEC; (ii) an action or proceeding shall have been instituted or threatened in any court or by any governmental agency which might materially impair our ability to proceed with the exchange offer or a material adverse development shall have occurred in any existing action or proceeding with respect to us; or (iii) all governmental approvals that we deem necessary for the consummation of the exchange offer have not been obtained.

The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition or may be waived by us in whole or in part at any time and from time to time. The failure by us at any time to exercise any of the foregoing rights shall not be deemed a waiver of any of those rights and each of those rights shall be deemed an ongoing right which may be asserted at any time and from time to time.

In addition, we will not accept for exchange any old notes tendered, and no new notes will be issued in exchange for those old notes, if at such time the registration statement of which this prospectus forms a part has not been declared effective by the SEC, or if at such time any stop order shall be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939. In any of those events we are required to use every reasonable effort to have the registration statement of which this prospectus forms a part be declared effective by the SEC and obtain the withdrawal of any stop order at the earliest possible time, as applicable.

Consequences of Not Tendering

Old notes that are not tendered or are tendered but not accepted will, following the consummation of the exchange offer, continue to accrue interest and to be subject to the provisions in the indenture regarding the transfer and exchange of the old notes and the existing restrictions on transfer set forth in the legend on the old notes relating to the old notes. After the completion of the exchange offer, we will have no further obligation to provide for the registration under the Securities Act of those old notes except in limited circumstances with respect to specific types of holders of old notes. In general, old notes, unless registered under the Securities Act, may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws.

Exchange Agent

All executed letters of transmittal should be directed to the exchange agent. The Bank of New York Mellon Trust Company, N.A. has been appointed as exchange agent for the exchange offer. Questions, requests for assistance and requests for additional copies of this prospectus or of the letter of transmittal should be directed to the exchange agent addressed as follows:

By Registered and Certified Mail:

The Bank of New York Mellon Trust Company, N.A.

c/o The Bank of New York Mellon

Corporate Trust Operations

Reorganization Unit

480 Washington Boulevard – 27th floor

Jersey City, N.J. 07310

Attn: Mrs. Carolle Montreuil

By Overnight Courier or Regular Mail:

The Bank of New York Mellon Trust Company, N.A.

c/o The Bank of New York Mellon

Corporate Trust Operations

Reorganization Unit

480 Washington Boulevard – 27th floor

Jersey City, N.J. 07310

Attn: Mrs. Carolle Montreuil

By Hand Delivery:

The Bank of New York Mellon Trust Company, N.A.

c/o The Bank of New York Mellon

Corporate Trust Operations

Reorganization Unit

480 Washington Boulevard – 27th floor

Jersey City, N.J. 07310

Attn: Mrs. Carolle Montreuil

Facsimile: (212) 298-1915

Telephone: (212) 815-5920

Fees and Expenses

We will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. The estimated cash expenses to be incurred in connection with the exchange offer will be paid by us and will include fees and expenses of the exchange agent, accounting, legal, printing and related fees and expenses.

Accounting Treatment

We will record the new notes at the same carrying value as the old notes, as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes as the terms of the new notes are substantially identical to those of the old notes. The expenses of the exchange offer will be amortized over the term of the new notes.

Transfer Taxes

Holders who tender their old notes for exchange will not be obligated to pay any transfer taxes in connection with that tender or exchange, except that holders who instruct us to register new notes in the name of, or request that old notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax on those old notes.

DESCRIPTION OF OTHER INDEBTEDNESS

ABL Facility

Summarized below are the principal terms of the agreements that govern our ABL Facility. This summary is not a complete description of all the terms of such agreements.

General

In connection with the Merger, we amended and restated our existing senior secured asset-based revolving credit facility with Bank of America, N.A., as administrative agent and collateral agent, General Electric Capital Corporation, as sole co-collateral agent, Banc of America Securities LLC, Wells Fargo Capital Finance, LLC, and General Electric Capital Corporation, as co-lead arrangers and joint bookrunners, Wells Fargo Capital Finance, LLC, as syndication agent, and a syndicate of financial institutions and institutional lenders. On May 28, 2010, we further amended our asset-based revolving credit facility in order to add another lender.

The ABL Facility provides for a senior secured revolving credit financing of up to $450.0 million, subject to borrowing base availability, with a maturity of four and one-half years, including both a letter of credit and swingline loan sub-facility.

The borrowing base at any time is expected to equal the sum (subject to certain reserves and other adjustments) of:

•	85% of eligible accounts receivable; plus

•	the lesser of (a) 70% of the lesser of cost or fair market value of eligible tire inventory and (b) 85% of the net orderly liquidation value of eligible tire inventory; plus

•	the lesser of (a) 50% of the lower of cost or market value of eligible non-tire inventory and (b) 85% of the net orderly liquidation value of eligible non-tire inventory.

The ABL Facility includes borrowing capacity available for letters of credit and for borrowings on same-day notice, referred to as swingline loans. Borrowings under the ABL Facility are subject to the satisfaction of customary conditions, including absence of a default and accuracy of representations and warranties.

Provided that no default or event of default is then existing or would arise therefrom, we have the option to request that the ABL Facility be increased by an amount not to exceed $200.0 million, subject to certain consent rights of the administrative agent, swingline lender and issuing banks with respect to the lenders providing commitments for such increase.

Interest Rate and Fees

Borrowings under the ABL Facility bear interest at a rate per annum equal to, at our option, either (a) an Adjusted LIBOR rate determined by reference to LIBOR, adjusted for statutory reserve requirements, plus an applicable margin of 3.00% or (b) a base rate determined by reference to the highest of (1) the prime commercial lending rate published by the Bank of America, N.A. as its “prime rate” for commercial loans, (2) the federal funds effective rate plus 1/2 of 1% and (3) the one month-Adjusted LIBOR rate plus 1.0% per annum, plus an applicable margin of 2.0%. The applicable margins under the ABL Facility are subject to step ups and step downs based on average excess borrowing availability under the ABL Facility. In addition to paying interest on outstanding principal under the ABL Facility, we are required to pay a commitment fee, in respect of the unutilized commitments thereunder, ranging from 0.375% to 0.625% per annum, which fee is determined based on utilization of the ABL Facility (increasing when utilization is low and decreasing when utilization is high). We are also required to pay customary letter of credit fees, including, without limitations, a letter of credit fee equal to the applicable margin on Adjusted LIBOR loans and administrative agency fees.

Mandatory Repayments

If at any time the aggregate amount of outstanding loans (including swingline loans), unreimbursed letter of credit drawings and undrawn letters of credit under the ABL Facility exceeds the lesser of (i) the aggregate commitments under the ABL Facility and (ii) the borrowing base (except as a result of overadvance loans or protective advances), we will be required to repay outstanding loans and/or cash collateralize letters of credit in an aggregate amount equal to such excess, with no reduction of the commitment amount.

If the amount available under the ABL Facility is less than the greater of (a) 12.5% of the lesser of (x) the commitments and (y) the borrowing base and (b) $30.0 million for five consecutive business days, or an event of default has occurred and is continuing, we will be required, upon the occurrence and during the continuance of such cash dominion event, to deposit cash from our material deposit accounts (including concentration accounts) daily in a core concentration account maintained with the administrative agent under the ABL Facility, which may be applied by the administrative agent to repay outstanding loans and cash collateralize letters of credit.

If the amount available under the ABL Facility is less than 12.5% of the lesser of (x) the commitments and (y) the borrowing base, we will be required to repay outstanding loans and cash collateralize letters of credit with 100% of the net cash proceeds of non-ordinary course asset sales or other dispositions of collateral that is subject to a first-priority security interest under the ABL Facility.

Voluntary Repayment

We may voluntarily reduce the unutilized portion of the commitment amount and repay outstanding loans at any time (subject to minimum repayment amounts and customary notice periods) without premium or penalty other than customary “breakage” costs with respect to LIBOR loans.

Amortization and Final Maturity

There is no scheduled amortization under the ABL Facility. All outstanding loans under the facility will be due and payable in full four and one-half years after the closing date.

Guarantees and Security

All obligations under the ABL Facility, any interest rate protection or other swap or hedging arrangements or cash management arrangements entered into with any lender in the syndicate or any of its affiliates are unconditionally guaranteed by Holdings and substantially all of our existing and future, direct and indirect, wholly-owned domestic material restricted subsidiaries, other than Tire Pros Francorp. All obligations under the ABL Facility, any interest rate protection or other swap or hedging arrangements or cash management arrangements entered into with any lender in the syndicate or any of its affiliates, and the guarantees of those obligations, are secured, subject to certain exceptions, by substantially all of our assets and the assets of the guarantors, including:

•

a first-priority security interest in substantially all personal property consisting of inventory, accounts receivable, investment property and other intangible assets to the extent attached to the foregoing, and certain related assets and proceeds of the foregoing; and

•	a second-priority security interest in all tangible and intangible assets that secure the new notes on a first-priority basis.

Restrictive Covenants and Other Matters

The ABL Facility provides that if the amount available under the ABL Facility is less than the greater of (a) 12.5% of the lesser of (x) the aggregate commitments under the ABL Facility and (y) the borrowing base and

(b) $25.0 million, we must comply with a minimum fixed charge coverage ratio test of at least 1.0 to 1.0. In addition, the ABL Facility includes negative covenants that, subject to significant exceptions, limit our ability and the ability of Holdings and our subsidiaries to, among other things:

•	incur, assume or permit to exist additional indebtedness or guarantees;

•	incur liens;

•	consolidate, merge or sell all or substantially all of our assets;

•	transfer or sell assets and enter into sale and leaseback transactions;

•	make certain loans and investments;

•	pay dividends, make other distributions or repurchase or redeem our or our parent’s capital stock;

•	prepay or redeem certain indebtedness;

•	amend or otherwise alter terms of subordinated debt or the new notes;

•	enter into transactions with affiliates;

•	change our fiscal year; and

•	change the status of our parent as a passive holding company.

The ABL Facility also contains certain customary representations and warranties, affirmative covenants and events of default, including among other things payment defaults, breach of representations and warranties, covenant defaults, cross-defaults to certain indebtedness, certain events of bankruptcy, certain events under ERISA, material judgments, actual or asserted failure of any material guaranty or security document supporting the ABL Facility to be in force and effect, and change of control. If such an event of default occurs, the administrative agent under the ABL Facility would be entitled to take various actions, including the acceleration of amounts due under the ABL Facility and all actions permitted to be taken by a secured creditor.

Senior Subordinated Notes

General

On May 28, 2010, in connection with the consummation of the Merger, the Issuer privately placed $200.0 million in aggregate principal amount of its 11.50% Senior Subordinated Notes due 2018, which we refer to as the Senior Subordinated Notes. The proceeds from the offering of Senior Subordinated Notes were used, together with the proceeds from the issuance of the old notes and borrowings under the ABL Facility, to finance the Merger, repay existing indebtedness and to pay related fees and expenses. The Bank of New York Mellon Trust Company, N.A. acts as trustee for the Senior Subordinated Notes.

Guarantees

The Senior Subordinated Notes are guaranteed, on a senior subordinated, unsecured basis, by Holdings and Am-Pac and any future wholly-owned domestic subsidiaries that guarantee the ABL Facility, the old notes or the new notes offered for exchange hereby. Tire Pros Francorp does not guarantee the Senior Subordinated Notes.

Ranking

The Senior Subordinated Notes are our general unsecured senior subordinated obligations that rank junior to our existing and future senior indebtedness, including obligations under the ABL Facility, the old notes and new notes that we are offering to exchange hereby, equally in right of payment with all of the Issuer’s future senior subordinated debt and senior in right of payment to all of the Issuer’s future subordinated debt. They are effectively subordinated in right of payment to all of the Issuer’s existing and future secured debt to the extent of the value of the assets securing such debt, and are structurally subordinated to all obligations of the Issuer’s subsidiaries that are not guarantors.

Optional Redemption

At any time prior to the third anniversary of the date of issuance of the Senior Subordinated Notes, the Issuer may, at its option, on one or more occasions, redeem up to 35.0% of the aggregate principal amount of the Senior Subordinated Notes issued at a redemption price equal to par plus the coupon, plus accrued and unpaid interest, to, but not including, the redemption date, with the net cash proceeds of one or more equity offerings; provided that:

(1)	at least 50% of the aggregate principal amount of the Senior Subordinated Notes remains outstanding immediately after the occurrence of such redemption; and

(2)	each such redemption occurs within 120 days of the date of the closing of such equity offering.

Except pursuant to the preceding paragraph or as otherwise set forth below, the Senior Subordinated Notes are not redeemable at the Issuer’s option prior to the third anniversary of the date of issuance. The Issuer is not, however, prohibited from acquiring the Senior Subordinated Notes by means other than a redemption, whether pursuant to a tender offer, open market purchase or otherwise.

On or after the third anniversary of the issuance of the Senior Subordinated Notes, the Issuer may redeem all or a part of the Senior Subordinated Notes at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest, on such notes to be redeemed, to, but not including, the applicable redemption date, subject to the rights of holders on the relevant record date to receive interest on the relevant interest payment date.

Month	% of Principal Amount
37-48	104.0
48-60	102.0
Thereafter	100.0

In addition, at any time prior to the third anniversary of the date of issuance, the Issuer may also redeem all or a part of the Senior Subordinated Notes at a redemption price equal to 100% of the principal amount of notes to be redeemed, plus the applicable premium (an amount intended to approximate a “make-whole” price based on, among other things, the price of a U.S. treasury security plus 50 basis points) as of, and accrued and unpaid interest, to, but not including, the redemption date, subject to the rights of holders on the relevant record date to receive interest due on the relevant interest payment date.

Change of Control

In the event of a change of control, which is defined the same as it is under the “Description of the New Notes,” each holder of the Senior Subordinated Notes will have the right to require the Issuer to repurchase all or any part of such holder’s notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the date of purchase.

Covenants

The indenture governing the Senior Subordinated Notes contains certain covenants that, among other things, limit the Issuer’s ability and the ability of its restricted subsidiaries to:

•	incur additional debt or issue preferred stock;

•	pay certain dividends or make certain distributions in respect of the Issuer’s capital stock or repurchase or redeem such capital stock;

•	make certain loans, investments or other restricted payments;

•	place restrictions on the ability of the Issuer’s subsidiaries to pay dividends or make other payments to the Issuer;

•	engage in transactions with stockholders or affiliates;

•	transfer or sell certain assets;

•	guarantee indebtedness or incur other contingent obligations;

•	incur certain liens without securing the Senior Subordinated Notes;

•	consolidate, merge or sell all or substantially all of the Issuer’s assets; and

•	enter into certain transactions with our affiliates; and

•	designate our subsidiaries as unrestricted subsidiaries.

Events of Default

The Senior Subordinated Notes also provide for events of default which, if any of them occurs, would permit or require the principal of and accrued interest on such notes to become or to be declared to be due and payable.

Supplier Loan

In October 2006, we entered into a loan and purchase agreement with one of our suppliers. Under the terms of the Supplier Loan, the supplier agreed to loan us the aggregate principal amount of $6.0 million. Proceeds from the Supplier Loan were received in the form of a credit against then current amounts due and payable to the supplier. All unpaid principal and interest on the Supplier Loan was required to be paid in full on or before December 20, 2010. We repaid the Supplier Loan on that date through the use of the ABL Facility. During its term, interest under the Supplier Loan was payable quarterly, in arrears, at a rate of 9% per year. The agreement defined certain levels of annual commitments that we were required to meet during each of calendar years 2006 through 2010. If we purchased all the required commitments, then the supplier would refund the interest paid by us for that calendar year. If we did not meet these purchase commitments, a calculated portion, representing the percentage shortfall in our committed purchase requirements, of the principal on the Supplier Loan would be due and payable during the immediately succeeding calendar year.

DESCRIPTION OF THE NEW NOTES

General

Certain terms used in this description are defined under the subheading “Certain Definitions.” In this description, (1) the term “Issuer” refers only to American Tire Distributors, Inc., a Delaware corporation, and not to any of its subsidiaries, (2) the term “Holdings” refers only to American Tire Distributors Holdings, Inc., a Delaware corporation and the direct parent of the Issuer, and not to any of its subsidiaries, (3) the terms “we,” “our” and “us” each refer to the Issuer and its consolidated Subsidiaries, and (4) the term “Notes” refers, collectively, to the old notes and the new notes.

The Issuer issued $250.0 million aggregate principal amount the old notes under an indenture dated as of May 28, 2010 (the “Indenture”), among the Issuer, Holdings, Am-Pac Tire Dist. Inc., as Subsidiary Guarantor, and The Bank of New York Mellon Trust Company, N.A., as trustee (the “Trustee”). The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act.

The following description is only a summary of the material provisions of the Indenture and the Collateral Documents, does not purport to be complete and is qualified in its entirety by reference to the provisions of the Indenture, including the definitions therein of certain terms used below. We urge you to read the Indenture and the Collateral Documents because they, and not this description, will define your rights as Holders of the Notes. You may request copies of the Indenture at our address set forth under “Where You Can Find Additional Information.”

Brief Description of Notes

The Notes:

•	are general senior obligations of the Issuer;

•

are secured on a first-priority lien basis by the Notes Collateral owned by the Issuer and on a second priority lien basis by the ABL Collateral owned by the Issuer other than inventory and related assets, in each case subject to certain liens permitted by the Indenture;

•	are effectively senior to all unsecured Indebtedness of the Issuer to the extent of the value of the collateral securing the Notes (after giving effect to any senior lien on such collateral);

•	are effectively senior to the Issuer’s existing and future Obligations under the ABL Facility to the extent of the value of the Notes Collateral owned by the Issuer;

•

are effectively subordinated to (i) the Issuer’s existing and future Obligations under the ABL Facility to the extent of the value of the ABL Collateral owned by the Issuer and (ii) any existing or future Indebtedness of the Issuer that is secured by liens on assets that do not constitute a part of the collateral securing the Notes (including inventory) to the extent of the value of such assets;

•

without giving effect to security interests, rank equally in right of payment with all existing and future Senior Indebtedness of the Issuer, including the Issuer’s existing and future Obligations under the ABL Facility;

•	rank equally in priority as to the Notes Collateral owned by the Issuer with respect to the Issuer’s obligations under any other pari passu lien Obligations incurred after the Issue Date;

•	are senior in right of payment to all existing and future Subordinated Indebtedness of the Issuer, including our Senior Subordinated Notes due 2018;

•	are structurally subordinated to all existing and future Indebtedness and claims of holders of Preferred Stock and other liabilities of Subsidiaries of the Issuer that do not guarantee the Notes;

•

are initially guaranteed on a senior secured basis by Holdings and by Am-Pac Tire Dist. Inc., as Subsidiary Guarantor, and will also be guaranteed in the future by each direct and indirect wholly-owned domestic Restricted Subsidiary of the Issuer (and any non-wholly owned domestic Restricted Subsidiary that guarantees other capital market debt securities of the Issuer or any Subsidiary Guarantor) that guarantees Indebtedness under the ABL Facility or future Indebtedness, if any, subject to certain exceptions; and

•	are subject to registration with the SEC pursuant to the Registration Rights Agreement.

Guarantees

The Notes are guaranteed on a senior basis by Holdings and by Am-Pac Tire Dist. Inc. (collectively, the “Guarantors”). Tire Pros Francorp, a direct wholly-owned Restricted Subsidiary of the Issuer, is not a Guarantor of the Notes.

The Guarantors, as primary obligors and not merely as sureties, jointly and severally, irrevocably and unconditionally, guarantee, on a senior secured basis, the full and punctual payment when due, whether at maturity, by acceleration or otherwise, of all obligations of the Issuer under the Indenture and the Notes, whether for payment of principal of, premium, if any, or interest on the Notes, expenses, indemnification or otherwise, on the terms set forth in the Indenture by executing the Indenture.

The Guarantors guarantee the Notes and, in the future, each direct and indirect wholly-owned domestic Restricted Subsidiary of the Issuer (and any non-wholly owned domestic Restricted Subsidiary that guarantees other capital market debt securities of the Issuer or any Subsidiary Guarantor) that guarantees Indebtedness under the ABL Facility or future Indebtedness, if any, will, subject to certain exceptions, guarantee the Notes. Each of the Guarantees of the Notes:

•	is a general senior obligation of the applicable Guarantor;

•

is secured on a first-priority lien basis by the Notes Collateral owned by such Guarantor, if any, and on a second-priority lien basis by the ABL Collateral owned by such Guarantor other than inventory and related assets, if any, in each case subject to certain liens permitted by the Indenture;

•	is effectively senior to all unsecured Indebtedness of such Guarantor to the extent of the value of the collateral securing such Guarantee (after giving effect to any senior lien on such collateral);

•	is effectively senior to any borrowings under and the guarantees of the ABL Facility by such Guarantor to the extent of the value of the Notes Collateral owned by such Guarantor, if any;

•

is effectively subordinated, to the extent of the value of the assets securing the Guarantee, to such Guarantor’s Guarantee of (i) the ABL Facility or other obligations that are secured by a first-priority lien on the ABL Collateral that is incurred by such Guarantor and (ii) any existing or future Indebtedness of such Guarantor that is secured by liens on assets of such Guarantor that do not constitute a part of the collateral for the Notes (including inventory);

•

without giving effect to security interests, ranks equally in right of payment with all existing and future Senior Indebtedness of such Guarantor, including any borrowings under the ABL Facility and any guarantees thereof by such Guarantor;

•	ranks equally in priority as to the Notes Collateral of such Guarantor, if any, with respect to such Guarantor’s obligations under any other pari passu lien Obligations incurred after the Issue Date;

•	is senior in right of payment to all existing and future Subordinated Indebtedness of such Guarantor, including the guarantees of our Senior Subordinated Notes due 2018; and

•	is structurally subordinated to all existing and future Indebtedness and claims of holders of Preferred Stock and other liabilities of Subsidiaries of each Guarantor that do not Guarantee the Notes.

Not all of the Issuer’s Subsidiaries guarantee the Notes. In the event of a bankruptcy, liquidation, reorganization or similar proceeding of any of these non-guarantor Subsidiaries, the non-guarantor Subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to the Issuer or a Guarantor. As a result, all of the existing and future liabilities of our non-guarantor Subsidiaries, including any claims of trade creditors, are effectively senior to the Notes. The Indenture does not limit the amount of liabilities that are not considered Indebtedness which may be incurred by the Issuer or its Restricted Subsidiaries, including the non-Guarantors. For the nine months ended October 2, 2010, Tire Pros Francorp, which does not guarantee the Notes, represented 0.04% of our net sales and none of our operating earnings or Adjusted EBITDA. In addition, as of October 2, 2010, Tire Pros Francorp held approximately 0.1% of our consolidated assets and had approximately $4.4 million of liabilities (including trade payables).

The obligations of each Guarantor under its Guarantee is limited as necessary to prevent the Guarantee from constituting a fraudulent conveyance or similar limitation under applicable law. This provision may not, however, be effective to protect a Guarantee from being voided under fraudulent transfer law, or may reduce the applicable Guarantor’s obligation to an amount that effectively makes its Guarantee worthless. If a Guarantee was rendered voidable, it could be subordinated by a court to all other indebtedness (including guarantees and other contingent liabilities) of the Guarantor, and, depending on the amount of such indebtedness, a Guarantor’s liability on its Guarantee could be reduced to zero. See “Risk Factors—Risks Relating to Our Indebtedness and the Notes—Federal and state statutes may allow courts, under specific circumstances, to void the notes, the guarantees and the security interests, subordinate claims in respect of the notes, the guarantees and the security interests and/or require holders of the notes to return payments received from us.”

Any Guarantor that makes a payment under its Guarantee will be entitled upon payment in full of all guaranteed obligations under the Indenture to a contribution from each other Guarantor in an amount equal to such other Guarantor’s pro rata portion of such payment based on the respective net assets of all the Guarantors at the time of such payment determined in accordance with GAAP.

Each Guarantor may consolidate with, amalgamate or merge into or sell all or substantially all its assets to the Issuer or another Guarantor without limitation or any other Person upon the terms and conditions set forth in the Indenture. See “—Certain Covenants—Merger, Consolidation or Sale of All or Substantially All Assets.” Each Guarantee by a Subsidiary Guarantor provides by its terms that it will be automatically and unconditionally released and discharged upon:

(1)(a) any sale, exchange or transfer (by merger, amalgamation, consolidation or otherwise) of (i) the Capital Stock of such Subsidiary Guarantor, after which the applicable Subsidiary Guarantor is no longer a Restricted Subsidiary or (ii) all or substantially all the assets of such Subsidiary Guarantor, in each case if such sale, exchange or transfer is made in compliance with the applicable provisions of the Indenture;

(b) the release or discharge of the guarantee by such Subsidiary Guarantor of Indebtedness under a guarantee (other than a guarantee of the ABL Facility) that resulted in the creation of such Guarantee, except a discharge or release by or as a result of payment under such guarantee (it being understood that a release subject to a contingent reinstatement is still a release, and that if any such Guarantee is so reinstated, such Guarantee shall also be reinstated to the extent that such Subsidiary Guarantor would then be required to provide a Guarantee pursuant to the covenant described under “Certain Covenants—Limitation on Guarantees of Indebtedness by Restricted Subsidiaries”). A Guarantee provided by a Subsidiary Guarantor on the Issue Date may not be released and discharged pursuant to this paragraph (1)(b);

(c) the designation of any Restricted Subsidiary that is a Subsidiary Guarantor as an Unrestricted Subsidiary in compliance with the applicable provisions of the Indenture; or 110 (d) the exercise by the Issuer of its legal defeasance option or covenant defeasance option as described under “Legal Defeasance and Covenant Defeasance” or the satisfaction and discharge of the Issuer’s obligations under the Indenture in accordance with the terms of the Indenture; and (2) such Subsidiary Guarantor delivering to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for in the Indenture relating to such transaction have been complied with.

The Guarantee by Holdings provides by its terms that it will be automatically and unconditionally released and discharged upon (1) the exercise by the Issuer of its legal defeasance option or covenant defeasance option as described under “Legal Defeasance and Covenant Defeasance” or the satisfaction and discharge of the Issuer’s obligations under the Indenture in accordance with the terms of the Indenture and (2) Holdings delivering to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for in the Indenture relating to such transaction have been complied with.

Security for the Notes

The Notes and the Guarantees have the benefit of the Collateral, which will consist of (i) the Notes Collateral (defined below) as to which the Holders of the Notes and the holders of Additional Parity Debt (if any) have a first-priority security interest (subject to Permitted Liens) and the holders of ABL Lenders Debt have a second-priority security interest and (ii) the ABL Collateral as to which the holders of ABL Lenders Debt have a first-priority security interest and the holders of the Notes and the Holders of Additional Parity Debt (if any) have a second-priority security interest (subject to Permitted Liens); provided that the Notes and Guarantees will not be secured by any of the Issuer’s or its Restricted Subsidiaries’ inventory. The Issuer and the Guarantors are able to incur additional Indebtedness in the future which could share in the Collateral. The amount of all such additional Indebtedness is limited by the covenants disclosed under “—Certain Covenants—Liens” and “—Limitation on Incurrence of Indebtedness and Issuances of Disqualified Stock.” Under certain circumstances the amount of such additional Secured Indebtedness could be significant.

Notes Collateral

The Notes Collateral is pledged as collateral to the Notes Collateral Agent for the benefit of the Trustee, the Notes Collateral Agent, the Holders of the Notes, the holders of Additional Parity Debt (if any) and any counterparties to Hedging Obligations related to the Notes. The Notes and Guarantees are secured, together with any Additional Parity Debt, by first-priority security interests in the Notes Collateral, subject to Permitted Liens. The Notes Collateral consists of (i) substantially all of the present and future tangible and intangible assets of the Issuer and the Guarantors, including without limitation equipment, contracts, intellectual property, fee-owned real property, general intangibles, material intercompany notes and proceeds of the foregoing (in each case, subject to certain exceptions) and (ii) all of the Capital Stock of the Issuer and each material Restricted Subsidiary directly wholly-owned by the Issuer or a Subsidiary Guarantor (limited, in the case of foreign subsidiaries, to 100% of the non-voting Capital Stock and 65% of the voting Capital Stock of each such directly owned Foreign Subsidiary), in each case other than the ABL Collateral, Excluded Assets and subject to the limitations and exclusions described under “—Limitations on Stock Collateral” (collectively, the “Notes Collateral”).

Initially, subject to Permitted Liens, only the Notes have the benefit of the first-priority security interest in the Notes Collateral. Except for Indebtedness secured by Permitted Liens, no other Indebtedness incurred by the Issuer may be prior to or share in the first-priority security interest in the Notes Collateral other than any Additional Parity Debt.

The Issuer and the Guarantors granted a second-priority lien on and security interest in the Notes Collateral for the benefit of the ABL Lenders Debt, which currently consists of the loans outstanding under the ABL Facility, obligations with respect to letters of credit issued under the ABL Facility, certain hedging and cash management obligations incurred with the agents, arrangers and lenders under the ABL Facility or their affiliates and any other obligations under the ABL Facility. Any additional Indebtedness that is incurred by the Issuer in compliance with the terms of the Indenture may also be given a lien on and security interest in the Notes

Collateral (to the extent such lien constitutes a Permitted Lien) that ranks junior to the lien of the Notes in the Notes Collateral. Except as provided in the Intercreditor Agreement, holders of such junior liens will not be able to take any enforcement action with respect to the Notes Collateral so long as any Notes are outstanding.

ABL Collateral

The Notes, together with any Additional Parity Debt, are also secured by a second-priority lien on and security interest in the ABL Collateral (subject to Permitted Liens), other than ABL Collateral comprising inventory and any books and records, documents and instruments, letter of credit rights and supporting obligations relating to such inventory. The ABL Collateral consists of substantially all accounts receivable arising from the sale, lease, use or other disposition of inventory and from services rendered (and all related contracts and contract rights, inventory, cash (other than certain cash proceeds of the Notes Collateral), deposit accounts, other bank accounts and securities accounts, tax refunds and other receivables whether consisting of accounts receivables or general intangibles), inventory and all investment property, general intangibles (excluding trademarks, tradenames and other intellectual property), books and records, documents and instruments, letter of credit rights, business interruption insurance, supporting obligations and commercial tort claims to the extent evidencing, governing, securing or otherwise pertaining or attached to or relating to the foregoing and the proceeds and products thereof, in each case held by the Issuer and the Guarantors (collectively, the “ABL Collateral”). Generally, the Notes’ second-priority lien on and security interest in the ABL Collateral will be terminated and automatically released if the lien on such ABL Collateral securing the ABL Lenders Debt is terminated or released.

From and after the Issue Date, subject to the limitations contained under “—Certain Covenants—Liens” and the definition of “Permitted Liens,” the Issuer or any Guarantor may grant an additional lien on any property or asset that constitutes ABL Collateral in order to secure any obligation permitted to be incurred pursuant to the Indenture. In general, any such additional liens (other than Permitted Liens) must rank junior to the second-priority lien securing the Notes and any Additional Parity Debt.

Excluded Assets

Notwithstanding the foregoing, the Notes are not secured by a lien on Excluded Assets and are subject to Permitted Liens.

The Notes Collateral does not and will not include the following (collectively, the “Excluded Assets”):

(1) any property or assets owned by any Foreign Subsidiary or any Unrestricted Subsidiary,

(2) Excluded Contracts;

(3) Excluded Equipment;

(4) Excluded Capital Stock;

(5) any interest in fee-owned real property of the Issuer and the Guarantors if the greater of its cost and book value is less than $2.5 million;

(6) any interest in leased real property of the Issuer and the Guarantors;

(7) motor vehicles and other assets subject to certificates of title;

(8) any intellectual property, including any United States intent-to-use trademark applications, in relation to which any applicable law or regulation, or any agreement with a domain name registrar or any other person entered into by the Issuer or a Guarantor in the ordinary course of business and existing on the Issue Date, prohibits the creation of a security interest therein or would otherwise invalidate the Issuer or such Guarantor’s right, title or interest therein;

(9) any property with respect to which the Collateral Agent and the Issuer reasonably agree that the costs or other consequences (including material adverse tax consequences as reasonably determined by the Issuer) of granting or perfecting a security interest in is excessive in view of the benefits to be obtained by the secured parties;

(10) any inventory and any books and records, documents and instruments, letter of credit rights and supporting obligations relating to such inventory of the Issuer and the Guarantors;

(11) pledges and security interests prohibited by, or requiring any consent of any governmental authority pursuant to, any law, rule or regulation;

(12) the distribution centers located in Miami, Florida and Simi Valley, California; and

(13) proceeds and products from any and all of the foregoing excluded collateral described in clauses (1) through (12), unless such proceeds or products would otherwise constitute Notes Collateral;

provided, however, that Excluded Assets does not include any asset which secures obligations with respect to ABL Lenders Debt, other than inventory and any books and records, documents and instruments, letter of credit rights and supporting obligations relating to such inventory. In addition, the Issuer and its Subsidiaries shall not be required to obtain any landlord waivers, estoppels or collateral access letters and shall not be required to (i) take actions to perfect by control, other than stock pledges and control agreements relating to ABL Collateral, promissory notes, letter of credit rights and commercial tort claims, in each case in excess of $5 million or (ii) take any actions under any laws outside of the United States to grant, perfect or enforce any security interest.

Limitations on Stock Collateral

The Capital Stock of a Subsidiary of the Issuer that is owned by the Issuer or any Guarantor will constitute Notes Collateral only to the extent that such Capital Stock can secure the Notes and any Additional Parity Debt without Rule 3-16 of Regulation S-X under the Securities Act (or any other law, rule or regulation) requiring separate financial statements of such Subsidiary to be filed with the SEC (or any other governmental agency). In the event that Rule 3-16 of Regulation S-X under the Securities Act requires or is amended, modified or interpreted by the SEC to require (or is replaced with another rule or regulation, or any other law, rule or regulation is adopted, which would require) the filing with the SEC (or any other governmental agency) of separate financial statements of any Subsidiary (other than the Issuer) due to the fact that such Subsidiary’s Capital Stock secures the Notes and any Additional Parity Debt, then the Capital Stock of such Subsidiary shall automatically be deemed not to be part of the Notes Collateral (but only to the extent necessary to not be subject to such requirement). In such event, the Collateral Documents may be amended or modified, without the consent of any Holder of Notes or any holder of any Additional Parity Debt, to the extent necessary to release the security interests in the shares of Capital Stock and other securities that are so deemed to no longer constitute part of the Notes Collateral.

In the event that Rule 3-16 of Regulation S-X under the Securities Act is amended, modified or interpreted by the SEC to permit (or is replaced with another rule or regulation, or any other law, rule or regulation is adopted, which would permit) such Subsidiary’s Capital Stock to secure the Notes and any Additional Parity Debt in excess of the amount then pledged without the filing with the SEC (or any other governmental agency) of separate financial statements of such Subsidiary, then the Capital Stock of such Subsidiary shall automatically be deemed to be a part of the Notes Collateral (but only to the extent necessary to not be subject to any such financial statement requirement). In such event, the Collateral Documents may be amended or modified, without the consent of any Holder of Notes or any holder of any Additional Parity Debt, to the extent necessary to subject to the Liens under the Collateral Documents such additional Capital Stock.

In accordance with the limitations set forth in the two immediately preceding paragraphs, the Notes Collateral includes shares of Capital Stock of Subsidiaries of the Issuer only to the extent that the applicable value of such Capital Stock (on a Subsidiary-by-Subsidiary basis) is less than 20% of the aggregate principal amount of the Notes outstanding. Following the Issue Date, however, the portion of the Capital Stock of Subsidiaries constituting Notes Collateral may decrease or increase as described above.

Permitted Liens

The Issuer and the Guarantors are permitted by the Indenture to create or incur Permitted Liens. The Notes and any Additional Parity Debt are effectively subordinated to existing and future secured Indebtedness and other liabilities to the extent of the Issuer’s or the Guarantor’s assets serving as collateral for such Permitted Liens, to the extent such Permitted Liens have priority to the Liens securing the Notes and any Additional Parity Debt. See “Certain Definitions—Permitted Liens.”

The Notes and any Additional Parity Debt are not secured by any liens on inventory and any books and records, documents and instruments, letter of credit rights and supporting obligations relating to such inventory. In addition, the Notes and any Additional Parity Debt are effectively subordinated to security interests on acquired property or assets of acquired companies which are secured prior to (and not in connection with) such acquisition; such security interests generally constitute Permitted Liens. Indebtedness of Foreign Subsidiaries permitted by the Indenture may also be secured by security interests on the property and assets of such Foreign Subsidiaries. The Indenture also permits other Permitted Liens. See “Risk Factors—Risks Relating to Our Indebtedness and the Notes—Holders of the Notes May Not Be Able to Fully Realize the Value of Their Liens” and “Risk Factors—Risks Relating to Our Indebtedness and the Notes—The Collateral May Not Be Valuable Enough to Satisfy All the Obligations Secured by Such Collateral.”

Collateral Documents and Certain Related Intercreditor Provisions

The Issuer, the Guarantors and the Notes Collateral Agent (on behalf of the Trustee and the Holders of the Notes and holders of any Additional Parity Debt) have entered into certain Collateral Documents creating and establishing the terms of the security interests that secure the Notes and the Guarantees and Additional Parity Debt and guarantees thereof. These security interests secure the payment and performance when due of all of the obligations of the Issuer and the Guarantors under the Notes, the Indenture, the Guarantees, the documents governing any Additional Parity Debt and guarantees thereof, any Hedging Obligations related to the Notes and guarantees thereof (excluding, for the avoidance of doubt any Hedging Obligations and guarantees thereof secured under the ABL Facility) and the Collateral Documents, as provided in the Collateral Documents. The Bank of New York Mellon Trust Company, N.A. is the Notes Collateral Agent. The Trustee, the Notes Collateral Agent, each Holder of the Notes, each holder of any Additional Parity Debt and each other holder of, or obligee in respect of, any Obligations in respect of the Notes and any Additional Parity Debt outstanding at such time are referred to collectively as the “Notes Secured Parties.”

Intercreditor Agreement

The Issuer, the Guarantors, the Notes Collateral Agent and the ABL Collateral Agent are parties to the Intercreditor Agreement and, by their acceptance of the Notes, the Holders of the Notes agree to be bound thereby. Pursuant to the terms of the Intercreditor Agreement, the Notes Collateral Agent will determine the time and method by which the security interests in the Notes Collateral will be enforced and the ABL Collateral Agent will determine the time and method by which the security interests in the ABL Collateral will be enforced.

The aggregate amount of the obligations secured by the ABL Collateral may, subject to the limitations set forth in the Indenture, be increased.

A portion of the obligations secured by the ABL Collateral consists or may consist of Indebtedness that is revolving in nature, and the amount thereof that may be outstanding at any time or from time to time may be increased or reduced and subsequently reborrowed and such obligations may, subject to the limitations set forth in the Indenture, be increased, extended, renewed, replaced, restated, supplemented, restructured, repaid, refunded, refinanced or otherwise amended or modified from time to time, all without affecting the subordination of the liens held by the Holders or the provisions of the Intercreditor Agreement defining the relative rights of the parties thereto. The lien priorities provided for in the Intercreditor Agreement shall not be altered or otherwise affected by any amendment, modification, supplement, extension, increase, replacement, renewal, restatement or refinancing of either the obligations secured by the ABL Collateral or the obligations secured by the Notes Collateral, by the release of any Collateral or of any guarantees securing any secured obligations or by any action that any representative or secured party may take or fail to take in respect of any Collateral.

No Action With Respect to the ABL Collateral

The Intercreditor Agreement provides that none of the Notes Secured Parties may commence any judicial or nonjudicial foreclosure proceedings with respect to, seek to have a trustee, receiver, liquidator or similar official appointed for or over, attempt any action to take possession of, exercise any right, remedy or power with respect to, or otherwise take any action to enforce its interest in or realize upon, or take any other action available to it in respect of, the ABL Collateral under any Collateral Document, applicable law or otherwise, at any time when the ABL Collateral is subject to any first-priority security interest and any ABL Lenders Debt secured by such ABL Collateral remains outstanding or any commitment to extend credit that would constitute such ABL Lenders Debt remains in effect. Only the ABL Collateral Agent shall be entitled to take any such actions or exercise any such remedies. Notwithstanding the foregoing, the Notes Collateral Agent may, but shall have no obligation to, take all such actions it deems necessary to perfect or continue the perfection of or create, preserve or protect (but not enforce) the second-priority security interest in the ABL Collateral of the Holders of the Notes. The ABL Collateral Agent is subject to similar restrictions with respect to its ability to enforce the second-priority security interest in the Notes Collateral held by holders of ABL Lenders Debt.

No Duties of ABL Collateral Agent

The Intercreditor Agreement provides that neither the ABL Collateral Agent nor any holder of any ABL Lenders Debt secured by any ABL Collateral will have any duties or other obligations to any Notes Secured Party with respect to the ABL Collateral, other than (subject to the ABL Collateral Agent receiving indemnities) to transfer to the Notes Collateral Agent any remaining ABL Collateral in which the Notes Collateral Agent continues to hold a security interest and any proceeds of the sale or other disposition of such ABL Collateral (in each case, unless the lien on all such ABL Collateral of the Holders of the Notes and the holders of any Additional Parity Debt is terminated and released prior to or concurrently with such sale, transfer, disposition, payment or satisfaction), remaining in its possession following the payment and satisfaction in full of such ABL Lenders Debt and the termination of any commitment to extend credit that would constitute such ABL Lenders Debt, in each case without representation or warranty on the part of the ABL Collateral Agent or any such holder of ABL Lenders Debt. In addition, the Intercreditor Agreement further provides that, subject to certain exceptions, until the ABL Lenders Debt secured by any ABL Collateral shall have been paid and satisfied in full and any commitment to extend credit that would constitute ABL Lenders Debt secured thereby shall have been terminated, the ABL Collateral Agent will be entitled, for the benefit of the holders of such ABL Lenders Debt, to sell, transfer or otherwise dispose of or deal with such ABL Collateral without regard to any second-priority security interest therein or any rights to which any Notes Secured Party would otherwise be entitled as a result of such second-priority security interest. Without limiting the foregoing, the Notes Collateral Agent agrees in the Intercreditor Agreement and each Holder of the Notes will agree by its acceptance of the Notes, and each holder of any Additional Parity Debt will agree by its acceptance of such Additional Parity Debt, that neither the ABL Collateral Agent nor any holder of any ABL Lenders Debt secured by any ABL Collateral will have any duty or obligation first to marshal or realize upon the ABL Collateral, or to sell, dispose of or otherwise liquidate all or any portion of the ABL Collateral, in any manner that would maximize the return to the Notes Secured Parties, notwithstanding that the order and timing of any such realization, sale, disposition or liquidation may affect the amount of proceeds actually received by the Notes Secured Parties from such realization, sale, disposition or liquidation. The Intercreditor Agreement has similar provisions regarding the duties owed to the ABL Collateral Agent and the holders of any ABL Lenders Debt by the Notes Secured Parties with respect to the Notes Collateral.

The Intercreditor Agreement additionally provides that the Notes Collateral Agent waives, and each Holder of the Notes will waive by its acceptance of the Notes, and each holder of any Additional Parity Debt will waive by its acceptance of such Additional Parity Debt, any claim that may be had against the ABL Collateral Agent or any holder of any ABL Lenders Debt arising out of any actions which the ABL Collateral Agent or such holder of ABL Lenders Debt take or omit to take (including, actions with respect to the creation, perfection or continuation of Liens on any Collateral, actions with respect to the foreclosure upon, sale, release or depreciation of, or failure to realize upon, any of the Collateral and actions with respect to the collection of any claim for all or any part of the ABL Lenders Debt from any account debtor, guarantor or any other party) in accordance with the documents governing any such ABL Lenders Debt or any other agreement related thereto or to the collection of such ABL Lenders Debt or the valuation, use, protection or release of any security for such ABL Lenders Debt. The Intercreditor Agreement provides analogous waivers by the ABL Collateral Agent and the holders of ABL Lenders Debt of any claim that may be had against the Notes Collateral Agent, each Holder of the Notes and each holder of any Additional Parity Debt arising out of actions they take or omit to take in accordance with the Collateral Documents.

No Interference; Payment Over; Reinstatement

The Notes Collateral Agent agrees in the Intercreditor Agreement and each Holder of the Notes will agree by its acceptance of the Notes, and each holder of any Additional Parity Debt will agree by its acceptance of such Additional Parity Debt, that:

•

it will not take or cause to be taken any action the purpose or effect of which is, or could be, to make any Lien that the Notes Collateral Agent has (on behalf of the Holders of the Notes and the holders of any Additional Parity Debt) on the ABL Collateral pari passu with, or to give the Notes Collateral Agent, the Trustee or the Holders of the Notes any preference or priority relative to, any Lien that the holders of any ABL Lenders Debt secured by any ABL Collateral have with respect to such ABL Collateral or any part thereof;

•

it will not challenge or question in any proceeding the validity or enforceability of any first-priority security interest in the ABL Collateral, the validity, attachment, perfection or priority of any lien held by the holders of any ABL Lenders Debt secured by any ABL Collateral, or the validity or enforceability of the priorities, rights or duties established by or other provisions of the Intercreditor Agreement;

•

it will not take or cause to be taken any action the purpose or intent of which is, or could be, to interfere, hinder or delay, in any manner, whether by judicial proceedings or otherwise, any sale, transfer or other disposition of the ABL Collateral by the ABL Collateral Agent or the holders of any ABL Lenders Debt secured by such ABL Collateral;

•

it will have no right to (A) direct the ABL Collateral Agent or any holder of any ABL Lenders Debt secured by any ABL Collateral to exercise any right, remedy or power with respect to such ABL Collateral or (B) consent to the exercise by the ABL Collateral Agent or any holder of any ABL Lenders Debt secured by the ABL Collateral of any right, remedy or power with respect to such ABL Collateral;

•

it will not institute any suit or assert in any suit, bankruptcy, insolvency or other proceeding any claim against the ABL Collateral Agent or any holder of any ABL Lenders Debt secured by any ABL Collateral seeking damages from or other relief by way of specific performance, instructions or otherwise with respect to, and neither the ABL Collateral Agent nor any holders of any ABL Lenders Debt secured by any ABL Collateral will be liable for, any action taken or omitted to be taken by the ABL Collateral Agent or such lenders with respect to such ABL Collateral;

•	it will not seek, and will waive any right, to have any ABL Collateral or any part thereof marshaled upon any foreclosure or other disposition of such ABL Collateral; and

•	it will not attempt, directly or indirectly, whether by judicial proceedings or otherwise, to challenge the enforceability of any provision of the Intercreditor Agreement.

The ABL Collateral Agent and the holders of ABL Lenders Debt agree to similar limitations with respect to their rights in the Notes Collateral and their ability to bring a suit against the Notes Collateral Agent, the Holders of the Notes or the holders of any Additional Parity Debt. The Notes Collateral Agent agrees in the Intercreditor Agreement and each Holder of the Notes will agree by its acceptance of the Notes, and each holder of any Additional Parity Debt will agree by its acceptance of such Additional Parity Debt, that if it obtains possession of the ABL Collateral or realizes any proceeds or payment in respect of the ABL Collateral, pursuant to any Collateral Document or by the exercise of any rights available to it under applicable law or in any bankruptcy, insolvency or similar proceeding or through any other exercise of remedies, at any time when any ABL Lenders Debt secured or intended to be secured by such ABL Collateral remains outstanding or any commitment to extend credit that would constitute ABL Lenders Debt secured or intended to be secured by such ABL Collateral remains in effect, then it will hold such ABL Collateral, proceeds or payment in trust for the ABL Collateral Agent and the holders of any ABL Lenders Debt secured by such ABL Collateral and transfer such ABL Collateral, proceeds or payment, as the case may be, to the ABL Collateral Agent reasonably promptly after obtaining actual knowledge or notice from the ABL Collateral Agent that it has possession thereof. The Notes Collateral Agent, each Holder of the Notes and each holder of any Additional Parity Debt further agree that if, at any time, it obtains actual knowledge or receives notice that all or part of any payment with respect to any ABL Lenders Debt secured by any ABL Collateral previously made shall be rescinded for any reason whatsoever, it will promptly pay over to the ABL Collateral Agent any payment received by it in respect of any such ABL Collateral and shall promptly turn any such ABL Collateral then held by it over to the ABL Collateral Agent, and the provisions set forth in the Intercreditor Agreement will be reinstated as if such payment had not been made, until the payment and satisfaction in full of such ABL Lenders Debt. The ABL Collateral Agent and the holders of ABL Lenders Debt are subject to similar limitations with respect to the Notes Collateral and any proceeds or payments in respect of any Notes Collateral.

Entry Upon Premises by ABL Collateral Agent and Holders of ABL Lenders Debt

The Intercreditor Agreement provides that if the ABL Collateral Agent takes any enforcement action with respect to the ABL Collateral, the Notes Secured Parties (i) will reasonably cooperate with the ABL Collateral Agent in its efforts to enforce its security interest in the ABL Collateral and to finish any work-in-process and assemble the ABL Collateral, (ii) will not hinder or restrict in any respect the ABL Collateral Agent from enforcing its security interest in the ABL Collateral or from finishing any work-in-process or assembling the ABL Collateral, and (iii) will, subject to the rights of any landlords under real estate leases, permit the ABL Collateral Agent, its employees, agents, advisers and representatives, at the sole cost and expense of the ABL Collateral Agent and the holders of ABL Lenders Debt and upon reasonable advanced notice, to enter upon and use the Notes Collateral (including equipment, processors, computers and other machinery related to the storage or processing of records, documents or files), for a period not to exceed 180 days after the taking of such enforcement action, for purposes of (A) assembling and storing the ABL Collateral and completing the processing of and turning into finished goods of any ABL Collateral consisting of work-in-process, (B) selling any or all of the ABL Collateral located on such Notes Collateral, whether in bulk, in lots or to customers in the ordinary course of business or otherwise, (C) removing any or all of the ABL Collateral located on such Notes Collateral, or (D) taking reasonable actions to protect, secure, and otherwise enforce the rights of the ABL Collateral Agent and the holders of ABL Lenders Debt in and to the ABL Collateral; provided, however, that nothing contained in the Intercreditor Agreement will restrict the rights of the Notes Collateral Agent from selling, assigning or otherwise transferring any Notes Collateral prior to the expiration of such 180-day period if the purchaser, assignee or transferee thereof agrees to be bound by the provisions of the Intercreditor Agreement. If any stay or other order prohibiting the exercise of remedies with respect to the ABL Collateral has been entered by a court of competent jurisdiction, such 180-day period shall be tolled during the pendency of any such stay or other order.

If the ABL Collateral Agent conducts a public auction or private sale of the ABL Collateral at any of the real property included within the Notes Collateral, the ABL Collateral Agent shall provide the Notes Collateral Agent with reasonable notice and use reasonable efforts to hold such auction or sale in a manner which would not unduly disrupt the Notes Collateral Agent’s use of such real property.

The Holders of the Notes shall not in any manner interfere with the ABL Collateral Agent’s right to use any intellectual property pursuant to any license or other right of use granted by a grantor or pursuant to any applicable law, and any sale or other disposition of such intellectual property whether by a lien enforcement action or otherwise shall be made expressly subject to such license or other right of use until the soonest to occur of the following: (i) the discharge of the obligations under any ABL Lenders Debt, or (ii) all ABL Collateral consisting of inventory has been sold or otherwise disposed of after the occurrence of an event of default under the document governing any ABL Lenders Debt, whether pursuant to a lien enforcement action by holders of ABL Lenders Debt, by a trustee or other representative of creditors in a bankruptcy, insolvency or liquidation proceeding or by one or more grantors in an orderly liquidation of such ABL Collateral, to repay the ABL Lenders Debt. Nothing shall be deemed to modify, waive, condition, limit or otherwise adverse affect any right the ABL Collateral Agent may have to sell or otherwise dispose of any inventory (including inventory bearing any trademarks or tradenames forming a part of the Notes Collateral), whether by lien enforcement action or otherwise, after any sale or other disposition of any intellectual property by the Notes Collateral Agent or any other Notes Secured Parties.

During the period of actual occupation, use or control by the ABL Collateral Agent or the holders of ABL Lenders Debt or their agents or representatives of any Notes Collateral, the ABL Collateral Agent and the holders of ABL Lenders Debt will (i) be responsible for the ordinary course third-party expenses related thereto, including costs with respect to heat, light, electricity, water and real property taxes with respect to that portion of any premises so used or occupied, and (ii) be obligated to repair at their expense any physical damage to such Notes Collateral or other assets or property resulting from such occupancy, use or control, and to leave such Notes Collateral or other assets or property in substantially the same condition as it was at the commencement of such occupancy, use or control, ordinary wear and tear excepted. The ABL Collateral Agent and the holders of ABL Lenders Debt jointly and severally agree to pay, indemnify and hold the Notes Collateral Agent and its officers, directors, employees and agents harmless from and against any liability, cost, expense, loss or damages, including legal fees and expenses resulting from the gross negligence or willful misconduct of the ABL Collateral Agent or any of its agents, representatives or invitees in its or their operation of such facilities. Notwithstanding the foregoing, in no event shall the ABL Collateral Agent or the holders of ABL Lenders Debt have any liability to the Notes Secured Parties pursuant to the Intercreditor Agreement as a result of any condition (including any environmental condition, claim or liability) on or with respect to the Notes Collateral existing prior to the date of the exercise by the ABL Collateral Agent or the holders of ABL Lenders Debt of their rights under the Intercreditor Agreement and the ABL Collateral Agent and the holders of ABL Lenders Debt will not have any duty or liability to maintain the Notes Collateral in a condition or manner better than that in which it was maintained prior to the use thereof by them, or for any diminution in the value of the Notes Collateral that results solely from ordinary wear and tear resulting from the use of the Notes Collateral by such persons in the manner and for the time periods specified under the Intercreditor Agreement. Without limiting the rights granted under the Intercreditor Agreement, the ABL Collateral Agent and the holders of ABL Lenders Debt will cooperate with the Notes Secured Parties in connection with any efforts made by the Notes Secured Parties to sell the Notes Collateral.

Agreements With Respect to Bankruptcy or Insolvency Proceedings

If Holdings, the Issuer or any of its Subsidiaries becomes subject to a case under Title 11 of the United States Code, as amended (the “Bankruptcy Code”) and, as debtor(s)-in-possession, moves for approval of financing (“DIP Financing”) to be provided by one or more lenders (the “DIP Lenders”) under Section 364 of the Bankruptcy Code or the use of cash collateral under Section 363 of the Bankruptcy Code, the Notes Collateral Agent agrees in the Intercreditor Agreement and each Holder of the Notes will agree by its acceptance of the Notes, and each holder of any Additional Parity Debt will agree by its acceptance of such Additional Parity Debt, that it will raise no objection to any such financing or to the Liens on the ABL Collateral securing the same (“DIP Financing Liens”) or to any use of cash collateral that constitutes ABL Collateral or to any grant of administrative expense priority under Section 364 of the Bankruptcy Code, unless the ABL Collateral Agent or the holders of any ABL Lenders Debt secured by such ABL Collateral oppose or object to such DIP Financing or such DIP Financing Liens or use of such cash collateral or such DIP Financing Liens are neither senior to, nor rank pari passu with, the Liens of the ABL Lenders Debt upon any property of the estate in such insolvency or liquidation proceeding. To the extent that such DIP Financing Liens are senior to, or rank pari passu with, the Liens of such ABL Lenders Debt in such ABL Collateral, the Notes Collateral Agent will, for itself and on behalf of the Holders of the Notes and the holders of any Additional Parity Debt, subordinate the liens of the Notes Secured Parties in such ABL Collateral to the liens of the ABL Lenders Debt in such ABL Collateral and the DIP Financing Liens, so long as the Notes Secured Parties retain their valid, perfected and unavoidable liens on all the Notes Collateral, including proceeds thereof arising after the commencement of such proceeding, with the same priority as existed prior to the commencement of the case under the Bankruptcy Code. The ABL Collateral Agent and the holders of ABL Lenders Debt agree to similar provisions with respect to any DIP Financing. The Intercreditor Agreement provides that nothing therein will limit (x) the right of the ABL Collateral Agent or the Notes Collateral Agent to consent to the use of cash collateral or consent to or provide any DIP Financing on terms other than the terms set forth in the Intercreditor Agreement or (y) the right of ABL Collateral Agent or the Notes Collateral Agent to object to such DIP Financing or use of cash collateral on terms other than those set forth in the Intercreditor Agreement; provided that any Lien on ABL Collateral securing any DIP Financing provided by the Notes Collateral Agent and the holders of the Notes shall be subject to the priorities set forth in the Intercreditor Agreement and any Lien on Notes Collateral securing any DIP Financing provided by the ABL Collateral Agent and the holders of ABL Lenders Debt shall be subject to the priorities set forth in the Intercreditor Agreement.

The Notes Collateral Agent agrees in the Intercreditor Agreement and each Holder of the Notes will agree by its acceptance of the Notes, and each holder of any Additional Parity Debt will agree by its acceptance of such Additional Parity Debt, that it will not object to or oppose a sale or other disposition of any ABL Collateral (or any portion thereof) under Section 363 of the Bankruptcy Code or any other provision of the Bankruptcy Code if the ABL Collateral Agent and the holders of ABL Lenders Debt shall have consented to such sale or disposition of such ABL Collateral. The ABL Collateral Agent and the holders of ABL Lenders Debt agree to similar limitations with respect to their right to object to a sale of Notes Collateral.

Adequate Protection

Neither the Notes Collateral Agent nor the holders of the Notes shall oppose (or support the opposition of any other Person) in any insolvency or liquidation proceeding to (i) any motion or other request by the ABL Collateral Agent or the holders of ABL Lenders Debt for adequate protection of the ABL Collateral Agent’s Liens upon the ABL Collateral, including any claim of the ABL Collateral Agent or the holders of ABL Lenders Debt to post-petition interest as a result of their Lien on the ABL Collateral (so long as any post-petition interest paid as a result thereof is not paid from the proceeds of Notes Collateral), request for the application of proceeds of ABL Collateral to the ABL Lenders Debt, and request for replacement Liens on post-petition assets of the same type as the ABL Collateral, or (ii) any objection by the ABL Collateral Agent or the holders of ABL Lenders Debt to any motion, relief, action or proceeding based on the ABL Collateral Agent or the holders of ABL Lenders Debt claiming a lack of adequate protection with respect to the their Liens in the ABL Collateral. In addition, the ABL Collateral Agent, for itself and on behalf of holders of ABL Lenders Debt, may seek adequate protection of its junior interest in the Notes Collateral, subject to the provisions of the Intercreditor Agreement; provided, that (x) the Notes Collateral Agent is granted adequate protection in the form of a replacement Lien on post-petition assets of the same type as the Notes Collateral, and (y) such adequate protection required by the ABL Collateral Agent is in the form of a replacement Lien on post-petition assets of the same type as the Notes Collateral. Such Lien on post-petition assets of the same type as the Notes Collateral, if granted to the ABL Collateral Agent, will be subordinated to the adequate protection Liens granted in favor of the Notes Collateral Agent on such post-petition assets, and, if applicable, to the DIP Financing Liens of the Notes Collateral Agent or the holders of the Notes or holders of Additional Priority Lien Debt on such post-petition assets of the same type as the Notes Collateral. If the ABL Collateral Agent, for itself and on behalf of the ABL Secured Parties, seeks or requires (or is otherwise granted) adequate protection of its junior interest in the Notes Collateral in the form of a replacement Lien on the post-petition assets of the same type as the Notes

Collateral, then the ABL Collateral Agent, for itself and the holders of ABL Lenders Debt, agrees that the Notes Collateral Agent shall also be granted a replacement Lien on such post-petition assets as adequate protection of its senior interest in the Notes Collateral and that the ABL Collateral Agent’s replacement Lien shall be subordinated to the replacement Lien of the Notes Collateral Agent on the same basis as the Liens of the ABL Collateral Agent on the Notes Collateral are subordinated to the Liens of the Notes Collateral Agent on the Notes Collateral under the Intercreditor Agreement. If the ABL Collateral Agent or any holder of ABL Lenders Debt receives as adequate protection a Lien on post-petition assets of the same type as the ABL Collateral, then such post-petition assets shall also constitute ABL Collateral to the extent of any allowed claim of the ABL Collateral Agent and the holders of ABL Lenders Debt secured by such adequate protection Lien and shall be subject to the Intercreditor Agreement.

Neither the ABL Collateral Agent nor any holder of ABL Lenders Debt shall oppose (or support the opposition of any other Person) in any insolvency or liquidation proceeding to (i) any motion or other request by the Notes Collateral Agent or the holders of the Notes for adequate protection of the Notes Collateral Agent’s Liens upon any of the Notes Collateral, including any claim of the Notes Collateral Agent or the holders of the Notes to post-petition interest as a result of their Lien on the Notes Collateral (so long as any post-petition interest paid as a result thereof is paid solely from the proceeds of Notes Collateral), request for the application of proceeds of Notes Collateral to Obligations under the Notes or any Additional Parity Debt, and request for replacement Liens on post-petition assets of the same type as the Notes Collateral or (ii) any objection by the Notes Collateral Agent or the holders of the Notes to any motion, relief, action or proceeding based on the Notes Collateral Agent or the holders of the Notes claiming a lack of adequate protection with respect to Notes Collateral Agent’s Liens in the Notes Collateral. In addition, the Notes Collateral Agent, for itself and on behalf of the holders of the Notes, may seek adequate protection of its junior interest in the ABL Collateral, subject to the provisions of the Intercreditor Agreement; provided, that (x) the ABL Collateral Agent is granted adequate protection in the form of a replacement Lien on post-petition assets of the same type as the ABL Collateral, and (y) such adequate protection required by the Notes Collateral Agent is in the form of a replacement Lien on post-petition assets of the same type as the ABL Collateral. Such Lien on post-petition assets of the same type as the ABL Collateral, if granted to the Notes Collateral Agent, will be subordinated to the adequate protection Liens granted in favor of the ABL Collateral Agent on such post-petition assets, and, if applicable, to the DIP Financing Liens of the ABL Collateral Agent or any other ABL Secured Party on such post-petition assets of the same type as the ABL Collateral. If the Notes Collateral Agent, for itself and on behalf of the Priority Lien Secured Parties, seeks or requires (or is otherwise granted) adequate protection of its junior interest in the ABL Collateral in the form of a replacement Lien on the post-petition assets of the same type as the ABL Collateral, then the Notes Collateral Agent, for itself and the holders of the Notes, agrees that the ABL Collateral Agent shall also be granted a replacement Lien on such post-petition assets as adequate protection of its senior interest in the ABL Collateral and that the Notes Collateral Agent’s replacement Lien shall be subordinated to the replacement Lien of the ABL Collateral Agent on the same basis as the Liens of the Notes Collateral Agent on the ABL Collateral are subordinated to the Liens of the ABL Collateral Agent on the ABL Collateral under the Intercreditor Agreement. If the Notes Collateral Agent or any holder of the Notes receives as adequate protection a Lien on post-petition assets of the same type as the Notes Collateral, then such post-petition assets shall also constitute Notes Collateral to the extent of any allowed claim of the Notes Collateral Agent and the holders of the Notes secured by such adequate protection Lien and shall be subject to the Intercreditor Agreement.

Insurance

Unless and until written notice by the ABL Collateral Agent to the Notes Collateral Agent that the obligations under the ABL Facility have been paid in full and all commitments to extend credit under the ABL Facility shall have been terminated, as between the ABL Collateral Agent, on the one hand, and the Notes Collateral Agent, as the case may be, on the other hand, only the ABL Collateral Agent will have the right (subject to the rights of the Grantors under the security documents related to the ABL Facility, the Indenture and the Collateral Documents) to adjust or settle any insurance policy or claim covering or constituting ABL Collateral in the event of any loss thereunder and to approve any award granted in any condemnation or similar proceeding affecting the ABL Collateral. Unless and until written notice by the Trustee and the Notes Collateral Agent to the ABL Collateral Agent that the obligations under the Notes and all Additional Parity Debt have been paid in full, as between the ABL Collateral Agent, on the one hand, and the Notes Collateral Agent, as the case may be, on the other hand, only the Notes Collateral Agent will have the right (subject to the rights of the Grantors under the security documents related to the ABL Facility, the Indenture, the documentation governing any Additional Parity Debt and the Collateral Documents) to adjust or settle any insurance policy covering or constituting Notes Collateral in the event of any loss thereunder and to approve any award granted in any condemnation or similar proceeding solely affecting the Notes Collateral. To the extent that an insured loss covers or constitutes both ABL Collateral and Notes Collateral, then the ABL Collateral Agent and the Notes Collateral Agent will work jointly and in good faith to collect, adjust or settle (subject to the rights of the Grantors under the security documents related to the ABL Facility, the Indenture, the documentation governing any Additional Parity Debt and the Collateral Documents) under the relevant insurance policy.

Refinancings of the ABL Facility and the Notes

The obligations under the ABL Facility and the obligations under the Notes and any Additional Parity Debt may be refinanced, replaced, exchanged, refunded, extended, renewed, restated, amended, supplemented or modified in whole or in part, in each case, without notice to, or the consent of the ABL Collateral Agent or any holder of ABL Lenders Debt or any Notes Secured Party, all without affecting the Lien priorities provided for in the Intercreditor Agreement; provided, however, that the Notes Collateral Agent and the ABL Collateral Agent shall receive on or prior to incurrence of any such refinanced, replaced, exchanged, refunded, extended, renewed, restated, amended, supplemented or modified indebtedness (i) an Officers’ Certificate from the Issuer stating that such refinanced, replaced, exchanged, refunded, extended, renewed, restated, amended, supplemented or modified indebtedness is permitted by each applicable Collateral Document to be incurred or to the extent a consent is otherwise required to permit such refinanced, replaced, exchanged, refunded, extended, renewed, restated, amended, supplemented or modified indebtedness under any Collateral Document, the Issuer and each other Guarantor have obtained the requisite consent and (ii) the holders or lenders of any such refinanced, replaced, exchanged, refunded, extended, renewed, restated, amended, supplemented or modified indebtedness (or an authorized agent, trustee or other representative on their behalf) bind themselves in writing to the terms of the Intercreditor Agreement pursuant to such documents or agreements (including amendments or supplements to the Intercreditor Agreement) as the ABL Collateral Agent or the Notes Collateral Agent, as the case may be, shall reasonably request.

In connection with any refinancing or replacement contemplated by the foregoing paragraph, the Intercreditor Agreement may be amended at the request and sole expense of the Issuer, and without the consent of either the ABL Collateral Agent or the Notes Collateral Agent, (a) to add parties (or any authorized agent or trustee therefor) providing any such refinancing or replacement indebtedness, (b) to establish that Liens on any Notes Collateral securing such refinancing or replacement Indebtedness shall have the same priority as the Liens on any Notes Collateral securing the Indebtedness being refinanced or replaced and (c) to establish that the Liens on any ABL Collateral securing such refinancing or replacement indebtedness shall have the same priority as the Liens on any ABL Collateral securing the Indebtedness being refinanced or replaced, all on the terms provided for herein immediately prior to such refinancing or replacement.

Use of Proceeds of ABL Collateral

After the satisfaction of all obligations under any ABL Lenders Debt secured by ABL Collateral and the termination of all commitments to extend credit that would constitute ABL Lenders Debt secured or intended to be secured by any ABL Collateral, the Trustee and the Notes Collateral Agent, in accordance with the terms of the Indenture, the documentation governing any Additional Parity Debt and the Collateral Documents, will distribute all cash proceeds (after payment of the costs of enforcement and collateral administration, including any amounts owed to the Trustee in its capacity as Trustee and the Notes Collateral Agent in its capacity as Notes Collateral Agent) of the ABL Collateral received by it under the Collateral Documents for the ratable benefit of the Holders of the Notes and holders of any Additional Parity Debt.

Subject to the terms of the Collateral Documents, the Issuer and the Guarantors will have the right to remain in possession and retain exclusive control of the Collateral securing the Notes and any Additional Parity Debt (other than any cash, securities, obligations and Cash Equivalents constituting part of the Collateral and deposited with the Notes Collateral Agent or the ABL Collateral Agent in accordance with the provisions of the Collateral Documents and other than as set forth in the Collateral Documents), to freely operate the Collateral and to collect, invest and dispose of any income therefrom.

Release of Collateral

The Issuer and the Guarantors are entitled to the releases of property and other assets included in the Collateral from the Liens securing the Notes under any one or more of the following circumstances:

•	to enable the disposition of such property or assets to the extent not prohibited under the covenant described under “—Repurchase at the Option of Holders—Asset Sales”;

•	in the case of a Guarantor that is released from its Guarantee, the release of the property and assets of such Guarantor;

•	to the extent property is subject to a lease, upon termination of the lease; or

•

as described under “—Amendment, Supplement and Waiver” below. Subject to the provisions contained in the Intercreditor Agreement, in general the second-priority lien on the ABL Collateral securing the Notes and any Additional Parity Debt will remain in full force and effect notwithstanding the termination and repayment in full of the ABL Facility, subject to certain exceptions.

The second-priority lien on the ABL Collateral securing the Notes and any Additional Parity Debt will terminate and be released automatically if the first-priority liens on the ABL Collateral are released by the ABL Collateral Agent (unless, at the time of such release of such first-priority liens, an Event of Default shall have occurred and be continuing under the Indenture). Notwithstanding the existence of an Event of Default, the second-priority lien on the ABL Collateral securing the Notes and any Additional Parity Debt shall also terminate and be released automatically to the extent the first-priority liens on the ABL Collateral are released by the ABL Collateral Agent in connection with a sale, transfer or disposition of ABL Collateral that is either not prohibited under the Indenture or occurs in connection with the foreclosure of, or other exercise of remedies with respect to, such ABL Collateral by the ABL Collateral Agent (except with respect to any proceeds of such sale, transfer or disposition that remain after satisfaction in full of the ABL Lenders Debt). Notwithstanding the foregoing, in the event of a release of liens by the ABL Collateral Agent on all or substantially all of the ABL Collateral (other than in connection with a foreclosure upon or other exercise of rights and remedies by the ABL Collateral Agent with respect to such ABL Collateral), no release of the second-priority liens on the ABL Collateral securing the Notes and any Additional Parity Debt shall be made unless (i) consent to such release has been given by the requisite percentage or number of the holders of the Notes and any Additional Parity Debt at the time outstanding as provided for in the applicable Note Document or Additional Parity Debt Document and (ii) the Issuer has delivered an officer’s certificate to the Notes Collateral Agent certifying that all such consents have been obtained. The liens on the Collateral securing the Notes that otherwise would have been released pursuant to the first sentence of this paragraph but for the occurrence and continuation of an Event of Default will be released when such Event of Default and all other Events of Default under both Indenture cease to exist. The security interests in all Collateral securing the Notes also will be released upon (i) payment in full of the principal of, together with accrued and unpaid interest (including additional interest, if any) on, the Notes and all other obligations related thereto under the Indenture, the Guarantees under the Indenture and the Collateral Documents with respect thereto that are due and payable at or prior to the time such principal, together with accrued and unpaid interest (including additional interest, if any), are paid or (ii) a legal defeasance or covenant defeasance under the Indenture as described below under “—Legal Defeasance and Covenant Defeasance” or a discharge of the Indenture as described under “—Satisfaction and Discharge.”

No Impairment of the Security Interests

Subject to the rights of the holders of Permitted Liens, neither the Issuer nor any of its Restricted Subsidiaries is permitted to take any action, or knowingly or negligently omit to take any action, which action or omission would or could reasonably be expected to have the result of materially impairing the security interest with respect to the Collateral for the benefit of the Trustee and the Holders.

The Indenture provides that any release of Collateral in accordance with the provisions of the Indenture and the Collateral Documents will not be deemed to impair the security under the Indenture and that any Person may rely on such provision in delivering a certificate requesting release so long as all other provisions of the Indenture with respect to such release have been complied with.

Further Assurances

Subject to the limitations set forth in the Collateral Documents, the Indenture provides that the Issuer and each of the Guarantors will execute any and all further documents, financing statements, agreements and instruments, and take all further action that may be reasonably required under applicable law, or that the Notes Collateral Agent may reasonably request, in order to grant, preserve, protect and perfect the validity and priority of the security interests and Liens created or intended to be created by the Collateral Documents in the Collateral.

Sufficiency of Notes Collateral

In the event of foreclosure on the Notes Collateral, the proceeds from the sale of the Collateral may not be sufficient to satisfy in full the Issuer’s obligations under the Notes, the Additional Parity Debt and the ABL Lenders Debt. The amount to be received upon such a sale would be dependent on numerous factors, including but not limited to the timing and the manner of the sale. In addition, the book value of the Notes Collateral should not be relied on as a measure of realizable value for such assets. By its nature, the book value of certain portions of the Notes Collateral may have to be greatly discounted when ascertaining its marketable value and portions of the Notes Collateral may be illiquid and may have no readily ascertainable market value at all. In particular, the Notes Collateral (including intellectual property) is generally more illiquid than the ABL Collateral (receivables and inventory). Accordingly, there can be no assurance that the Notes Collateral can be sold in a short period of time in an orderly manner. A significant portion of the Notes Collateral includes assets that may only be usable, and thus retain value, as part of the existing operating business of the Issuer and its subsidiaries. Accordingly, any such sale of the Notes Collateral separate from the sale of certain of the operating businesses of the Issuer and its subsidiaries may not be feasible or of significant value.

Certain Bankruptcy Limitations

The right of the Notes Collateral Agent to repossess and dispose of the Notes Collateral upon the occurrence of an Event of Default would be significantly impaired by applicable bankruptcy law in the event that a bankruptcy case were to be commenced by or against the Issuer or any of the Guarantors prior to the Notes Collateral Agent having repossessed and disposed of the Notes Collateral. Upon the commencement of a case for relief under the Bankruptcy Code, a secured creditor such as the Notes Collateral Agent is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security repossessed from the debtor, without bankruptcy court approval. Moreover, the Bankruptcy Code permits the debtor to continue to retain and use Notes Collateral even though the debtor is in default under the applicable debt instruments provided that the secured creditor is given adequate protection. The meaning of the term “adequate protection” may vary according to the circumstances, but it is intended in general to protect the value of the secured creditor’s interest in the Notes Collateral and may include cash payments or the granting of additional security, if and at such times as the court in its discretion determines, for any diminution in the value of the Notes Collateral as a result of the stay of repossession or disposition as a result of the automatic stay under the Bankruptcy Code or any use of the Notes Collateral by the debtor during the pendency of the bankruptcy case. A bankruptcy court may determine that a secured creditor may not require compensation for a diminution in the value of the Notes

Collateral if the value of the Notes Collateral exceeds the debt it secures. In addition, a bankruptcy court may determine not to provide cash payments as adequate protection to a secured creditor if (among other reasons) the bankruptcy court determines that the amount due under the Notes exceeds the value of the Notes Collateral.

In view of the broad equitable powers of a bankruptcy court, it is impossible to predict how long payments under the Notes could be delayed following commencement of a bankruptcy case (to the extent such payments are made during the pendency of the bankruptcy case), whether or when the Notes Collateral Agent could repossess or dispose of the Collateral, the value of the Notes Collateral at the time of the bankruptcy petition or whether or to what extent Holders of the Notes would be compensated for any delay in payment or loss of value of the Notes Collateral through the requirement of “adequate protection.”

Any disposition of the Notes Collateral during a bankruptcy case would also require permission from the bankruptcy court. Furthermore, in the event a bankruptcy court determines the value of the Collateral is not sufficient to repay all amounts due on the Notes, the claims of the Holders of the Notes in the bankruptcy case would be bifurcated into secured and unsecured components: they would hold secured claims to the extent of the value of the Notes Collateral to which the Holders of the Notes are entitled, and unsecured claims with respect to such shortfall. The Bankruptcy Code only permits the payment and/or accrual of post-petition interest, costs and attorney’s fees to a secured creditor during a debtor’s bankruptcy case to the extent the value of the Notes Collateral is determined by the bankruptcy court to exceed the aggregate outstanding principal amount of the obligations secured by the Notes Collateral. To the extent the Holders of the Notes are determined to be undersecured, interest accrual under the Notes would cease as of the date of the bankruptcy filing.

In addition, the Notes Collateral Agent may need to evaluate the impact of the potential liabilities before determining to foreclose on the secured property because lenders that hold a security interest in real property may be held liable under environmental laws for the costs of remediating or preventing release or threatened releases of hazardous substances at the secured property. In this regard, the Notes Collateral Agent may decline to foreclose on the Notes Collateral or exercise remedies available if it does not receive indemnification to its satisfaction from the Holders of the Notes. Finally, the Notes Collateral Agent’s ability to foreclose on the Notes Collateral on behalf of Holders of the Notes may be subject to lack of perfection, the consent of third parties, prior liens and practical problems associated with the realization of the Notes Collateral Agent’s security interest in the Notes Collateral.

Compliance with Trust Indenture Act

The Indenture provides that the Issuer will comply with the provisions of §314 of the Trust Indenture Act to the extent applicable. To the extent applicable, the Issuer will cause §313(b) of the Trust Indenture Act, relating to reports, and §314(d) of the Trust Indenture Act, relating to the release of property or securities subject to the Lien of the Collateral Documents, to be complied with. Any certificate or opinion required by §314(d) of the Trust Indenture Act may be made by an officer or legal counsel, as applicable, of the Issuer except in cases where §314(d) of the Trust Indenture Act requires that such certificate or opinion be made by an independent Person, which Person will be an independent engineer, appraiser or other expert selected by or reasonably satisfactory to the Trustee. Notwithstanding anything to the contrary in this paragraph, the Issuer will not be required to comply with all or any portion of §314(d) of the Trust Indenture Act if it determines, in good faith based on the written advice of counsel, a copy of which written advice shall be provided to the Trustee, that under the terms of §314(d) of the Trust Indenture Act or any interpretation or guidance as to the meaning thereof of the SEC and its staff, including “no action” letters or exemptive orders, all or any portion of §314(d) of the Trust Indenture Act is inapplicable to any release or series of releases of Collateral.

Intercreditor Arrangements among the Notes and any Additional Parity Debt

The intercreditor relationship among the Notes and any Additional Parity Debt is governed by a Collateral Agency Agreement, to be dated as of the Issue Date, between the Issuer and The Bank of New York Mellon Trust Company, N.A., as trustee under Indenture and The Bank of New York Mellon Trust Company, N.A., as

Notes Collateral Agent, which agreement will provide that the Notes and any Additional Parity Debt shall all rank pari passu. In addition, the Collateral Agency Agreement describes, among other things, the obligations, powers and duties of the Notes Collateral Agent, actions and voting by the Additional Parity Debt, the exercise of remedies, and the application of collateral proceeds.

Voting as Single Class

The Notes and any Additional Parity Debt will generally vote together as a single class for all purposes under the Collateral Documents. The requisite percentage of the Holders of Notes and holders of any Additional Parity Debt entitled to take certain actions under the Collateral Agency Agreement are referred to as the “Directing Creditors.”

Acceleration; Exercise of Remedies

The Trustee and the Notes Collateral Agent have agreed, and the Holders of the Notes will agree by their acceptance of Notes, and the holders of any Additional Parity Debt will agree by their acceptance of such Additional Parity Debt, that none of the Notes Secured Parties shall, upon the occurrence of an Event of Default or an “event of default” under and as defined in the documentation governing any Additional Parity Debt, accelerate the applicable Obligations, unless it has received a “notice of acceleration” from the Notes Collateral Agent confirming that the Directing Creditors have approved such acceleration.

The Trustee and the Notes Collateral Agent have further agreed, and the Holders of the Notes will further agree by their acceptance of Notes, and the holders of any Additional Parity Debt will further agree by their acceptance of such Additional Parity Debt, that none of the Notes Secured Parties shall be entitled to exercise any remedies directly under the Collateral Documents but only by providing instructions to the Notes Collateral Agent. Upon receipt of any such instructions or upon the notice of commencement of an insolvency proceeding by the Issuer or any Guarantor, the Notes Collateral Agent shall exercise such remedies under the Collateral Documents as instructed by the Directing Creditors; provided that the Notes Collateral Agent receives indemnity satisfactory to it.

Distribution of the Proceeds of the Notes Collateral

Proceeds realized by the Notes Collateral Agent from the Notes Collateral, together with the proceeds of the ABL Collateral remaining after the satisfaction in full of all obligations in respect of the ABL Lender Debt or otherwise secured by the ABL Collateral prior to the Notes and any Additional Parity Debt, will be applied in the following order of priority:

•

first, to the payment of advances made and liabilities incurred by the Notes Collateral Agent in order to protect the Liens granted by the Collateral Documents and the payment of all reasonable costs and expenses incurred by and disbursements of attorneys, accountants, consultants, appraisers and other professionals engaged by the Notes Collateral Agent, the Trustee or any representative of the Additional Parity Debt in connection with the preservation, collection, foreclosure or enforcement of the Liens granted by the Collateral Documents or any interest, right, power or remedy of the Notes Collateral Agent or in connection with the collection or enforcement of any of the Obligations in respect of the Notes or any Additional Parity Debt in any insolvency proceeding, including all reasonable fees and disbursements of attorneys, accountants, consultants, appraisers and other professionals engaged by the Notes Collateral Agent, the Trustee or any representative of the Additional Parity Debt and reasonable compensation of the Notes Collateral Agent and the Trustee and disbursements of attorneys, accountants, consultants, appraisers and other professionals engaged by the Notes Collateral Agent, the Trustee or any representative of the Additional Parity Debt for services rendered in connection therewith;

•

second, to the payment of accrued and unpaid interest on the Notes and any Additional Parity Debt on a pro-rata basis (to the extent the remaining proceeds are not sufficient to make the distribution referred to in this clause in full);

•

third, to the payment of any due and unpaid premium, if any, in respect of prepayment, repayment or redemption of the Notes and any Additional Parity Debt on a pro-rata basis (to the extent the remaining proceeds are not sufficient to make the distribution referred to in this clause in full);

•

fourth, to the payment of the due and unpaid principal of the Notes and any Additional Parity Debt on a pro-rata basis (to the extent the remaining proceeds are not sufficient to make the distribution referred to in this clause in full);

•

fifth, to any remaining unpaid amounts in respect of the Notes and any Additional Parity Debt on a pro-rata basis (to the extent the remaining proceeds are not sufficient to make the distribution referred to in this clause in full);

•

sixth, to the payment of the fees of legal counsel for each Notes Secured Party (not included in clause first above), pro rata among all such Notes Secured Parties (to the extent the remaining proceeds are not sufficient to make the distribution referred to in this clause in full); and

•	seventh, to other persons as their interests may appear or as instructed by the court of a competent jurisdiction.

If, in any bankruptcy, insolvency or liquidation case, any equity securities, debt securities or other non-cash consideration from the reorganized debtor is distributed pursuant to a plan of reorganization or similar dispositive restructuring plan, the amount of such non-cash consideration to be distributed to each of the Holders of the Notes and any Additional Parity Debt, respectively, shall be distributed ratably among all classes of Notes and Additional Parity Debt, in accordance with the priorities described above. In addition, if, in any bankruptcy, insolvency or liquidation case, debt obligations of the reorganized debtor secured by Liens upon any property of the reorganized debtor are distributed pursuant to a plan of reorganization or similar dispositive restructuring plan, on account of the Notes and any Additional Parity Debt, then, to the extent the debt obligations distributed on account of the Notes and any Additional Parity Debt secured by Liens upon the same property, the priority of payments provisions described above will survive the distribution of such debt obligations pursuant to such plan and will apply with like effect to such debt obligations. For purposes of these intercreditor arrangements, all references to the Issuer or any Guarantor shall include such Person as a debtor-in-possession and any receiver or trustee for such Person in any bankruptcy, insolvency or liquidation case.

Amendments of the Collateral Documents

The Notes Collateral Agent will not agree to any amendment to the Collateral Agency Agreement or the Collateral Documents, except upon instructions given by the Directing Creditors (unless such amendment does not require any consent of the Notes Secured Parties).

Ranking

The payment of the principal of, premium, if any, and interest on the Notes and the payment of any Guarantee rank equally in right of payment to all existing and future unsubordinated Indebtedness of the Issuer or the relevant Guarantor, as the case may be, including the obligations of the Issuer and such Guarantor under the ABL Facility, subject to the collateral and intercreditor arrangements described below.

The Notes and the Guarantees are effectively senior in right of payment to all of the Issuer’s and the Guarantors’ existing and future unsecured Indebtedness to the extent of the value of the collateral securing the Notes. The Notes are effectively subordinated to all of the Issuer’s and each Guarantor’s existing and future Secured Indebtedness (including Indebtedness under the ABL Facility) to the extent of the value of the assets that do not constitute the Notes Collateral securing such Indebtedness on a first-priority lien basis. The Issuer and its subsidiaries have granted purchase money liens on their inventory to certain of their most significant vendors to secure obligations to pay for such inventory; these are Permitted Liens under the Indenture and are senior in right of payment to the Notes.

As of October 2, 2010, the Issuer has outstanding $211.8 million in aggregate principal amount of secured indebtedness other than the Notes, consisting of approximately $197.7 in aggregate principal amount of Secured Indebtedness under the ABL Facility and $14.1 million of existing capital leases, all of which would be effectively senior to the Notes with respect to the ABL Collateral. In addition, as of October 2, 2010, the Issuer would have had $232.7 million of available borrowing capacity under the ABL Facility, all of which would constitute Secured Indebtedness which would be effectively senior to the Notes to the extent of the value of the collateral that secures the ABL Facility.

Although the Indenture contains limitations on the amount of additional Indebtedness that the Issuer and the Issuer’s Restricted Subsidiaries (including the Subsidiary Guarantors) may incur, under certain circumstances the amount of such Indebtedness could be substantial and such Indebtedness may be secured. The Indenture also does not limit the amount of additional Indebtedness that Holdings may incur. See “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.”

Paying Agent and Registrar for the Notes

The Issuer will maintain one or more paying agents for the Notes. The initial paying agent for the Notes will be the Trustee.

The Issuer will also maintain one or more registrars and a transfer agent. The initial registrar and transfer agent with respect to the Notes will be the Trustee. The registrar will maintain a register reflecting ownership of the Notes outstanding from time to time. The registered Holder of a Note will be treated as the owner of the Note for all purposes. The transfer agent will make payments on and facilitate transfer of Notes on behalf of the Issuer.

The Issuer may change the paying agent, the registrar or the transfer agent without prior notice to the Holders. The Issuer or any of its Subsidiaries may act as a paying agent, registrar or transfer agent.

If any series of Notes are listed on an exchange and the rules of such exchange so require, the Issuer will satisfy any requirement of such exchange as to paying agents, registrars and transfer agents and will comply with any notice requirements required under such exchange in connection with any change of paying agent, registrar or transfer agent.

Transfer and Exchange

A Holder may transfer or exchange Notes in accordance with the Indenture. The registrar and the Trustee may require a Holder to furnish appropriate endorsements and transfer documents in connection with a transfer of Notes. Holders will be required to pay all taxes due on transfer. The Issuer will not be required to transfer or exchange any Note selected for redemption or tendered (and not withdrawn) for repurchase in connection with a Change of Control Offer or an Asset Sale Offer. Also, the Issuer will not be required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

Principal, Maturity and Interest

The Issuer issued $250.0 million in aggregate principal of Notes in the initial notes offering. The Notes will mature on June 1, 2017. Subject to compliance with the covenants described below under “—Certain Covenants—Liens” and “—Limitation on Incurrence of Indebtedness and Issuances of Disqualified Stock,” the Issuer may issue additional Notes from time to time after this offering under the Indenture (“Additional Notes”). The Notes offered by the Issuer and any Additional Notes subsequently issued under the Indenture will be treated as a single class for all purposes under the Indenture, including waivers, amendments, redemptions and offers to purchase, except for certain waivers and amendments. Unless the context requires otherwise, references to “Notes” for all purposes of the Indenture and this “Description of the New Notes” include any Additional Notes that are actually issued. The Notes will be issued in denominations of $2,000 and any integral multiples of $1,000 in excess of $2,000.

Interest on the Notes accrues at a rate of 9.750% per annum. Interest on the Notes will be payable semiannually in arrears on each June 1 and December 1 (each, an “Interest Payment Date”), commencing on December 1, 2010 to the Holders of Notes of record on the immediately preceding May 15 and November 15. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including the Issue Date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Additional Interest

Additional Interest may accrue on the Notes in certain circumstances pursuant to the Registration Rights Agreement. All references in the Indenture and this “Description of the New Notes,” in any context, to any interest or other amount payable on or with respect to the Notes shall be deemed to include any Additional Interest payable pursuant to the Registration Rights Agreement.

Payment of Principal, Premium and Interest

Payments of principal of, premium, if any, and interest on the Notes will be payable at the office or agency of the Issuer maintained for such purpose or, at the option of the Issuer, payment of interest may be made by check mailed to the Holders of the Notes at their respective addresses set forth in the register of Holders; provided that (1) all payments of principal, premium, if any, and interest with respect to the Notes represented by one or more global notes registered in the name of or held by DTC or its nominee will be made by wire transfer of immediately available funds to the accounts specified by the Holder or Holders thereof and (2) all payments of principal, premium, if any, and interest with respect to certificated Notes will be made by wire transfer to a U.S. dollar account maintained by the payee with a bank in the United States if such Holder elects payment by wire transfer by giving written notice to the Trustee or the paying agent to such effect designating such account no later than 30 days immediately preceding the relevant due date for payment (or such other date as the Trustee may accept in its discretion). Until otherwise designated by the Issuer, the Issuer’s office or agency will be the office of the Trustee maintained for such purpose.

Mandatory Redemption; Offers to Purchase; Open Market Purchases

The Issuer is required to make any mandatory redemption or sinking fund payments with respect to the Notes. However, under certain circumstances, the Issuer may be required to offer to purchase Notes as described under “Repurchase at the Option of Holders.” The Issuer and its Affiliates may at any time and from time to time acquire Notes by means other than a redemption, including through open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise, so long as the acquisition does not violate the terms of the Indenture, upon such terms and such prices as the Issuer or its Affiliates may determine, which may be more or less than the consideration for which the Notes offered for exchange hereby are being sold and could be for cash or other consideration.

Optional Redemption

At any time prior to June 1, 2013, the Issuer may redeem all or a part of the Notes, upon notice as described under “—Selection and Notice,” at a redemption price equal to 100.0% of the principal amount of the Notes redeemed plus the Applicable Premium as of, plus accrued and unpaid interest, if any, to, but excluding the date of redemption (the “Redemption Date”), subject to the right of Holders of record on the relevant record date to receive interest due on the relevant Interest Payment Date.

On and after June 1, 2013, the Issuer may redeem the Notes, in whole or in part, upon notice as described under “—Selection and Notice,” at the redemption prices (expressed as percentages of principal amount of the Notes to be redeemed) set forth below, plus accrued and unpaid interest, if any, to but excluding the Redemption

Date, subject to the right of Holders of record on the relevant record date to receive interest due on the relevant Interest Payment Date, if redeemed during the twelve-month period beginning on June 1 of each of the years indicated below:

Year	Percentage
2013	107.313%
2014	104.875%
2015	102.438%
2016	100.000%

In addition, until June 1, 2013, the Issuer may, at its option, on one or more occasions, redeem up to 35.0% of the aggregate principal amount of Notes issued under the Indenture at a redemption price equal to 109.750% of the aggregate principal amount thereof plus accrued and unpaid interest and Additional Interest, if any, to but excluding the Redemption Date, subject to the right of Holders of Notes of record on the relevant record date to receive interest due on the relevant Interest Payment Date, with the net cash proceeds received by it from one or more Equity Offerings to the extent such net cash proceeds are received by or contributed to the Issuer; provided that (a) at least 50.0% of the sum of the aggregate principal amount of Notes originally issued under the Indenture on the Issue Date and any Additional Notes issued under the Indenture after the Issue Date remains outstanding immediately after the occurrence of each such redemption; and (b) each such redemption occurs within 120 days of the date of closing of each such Equity Offering.

Any redemption or notice of redemption may, at the Issuer’s discretion, be subject to one or more conditions precedent, including, but not limited to, completion of an Equity Offering, other offering or other corporate transaction or event. Notice of any redemption in respect of an Equity Offering may be given prior to the completion thereof. If any Notes are listed on an exchange, and the rules of such exchange so require, the Issuer will notify the exchange of any such notice of redemption. In addition, the Issuer will notify the exchange of the principal amount of any Notes outstanding following any partial redemption of Notes.

Selection and Notice

If the Issuer is redeeming less than all of the Notes issued under the Indenture at any time, the Trustee will select the Notes to be redeemed (1) if the Notes are listed on an exchange, in compliance with the requirements of such exchange or (2) on a pro rata basis to the extent practicable, or, if the pro rata basis is not practicable for any reason, by lot or by such other method as the Trustee shall deem fair and appropriate. No Notes of $2,000 or less can be redeemed in part.

Notices of redemption shall be delivered electronically or mailed by first-class mail, postage prepaid, at least 30 but not more than 60 days before the redemption date to each Holder of Notes at such Holder’s registered address or otherwise in accordance with the procedures of DTC, except that redemption notices may be delivered more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of the Indenture. If any Note is to be redeemed in part only, any notice of redemption that relates to such Note shall state the portion of the principal amount thereof that has been or is to be redeemed.

With respect to Notes represented by certificated Notes, the Issuer will issue a new Note in a principal amount equal to the unredeemed portion of the original Note in the name of the Holder upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption, unless such redemption is conditioned on the happening of a future event. On and after the Redemption Date, interest ceases to accrue on Notes or portions of them called for redemption.

Repurchase at the Option of Holders

Change of Control

The Indenture provides that if a Change of Control (as defined below under “—Certain Definitions”) occurs, unless the Issuer has previously or concurrently delivered a redemption notice with respect to all the outstanding Notes as described under “Optional Redemption,” the Issuer will make an offer to purchase all of the Notes pursuant to the offer described below (the “Change of Control Offer”) at a price in cash (the “Change of Control Payment”) equal to 101.0% of the aggregate principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase, subject to the right of Holders of the Notes of record on the relevant record date to receive interest due on the relevant interest payment date. Within 30 days following any Change of Control, the Issuer will deliver notice of such Change of Control Offer electronically or by first-class mail, with a copy to the Trustee, to each Holder of Notes to the address of such Holder appearing in the security register or otherwise in accordance with the procedures of DTC with the following information:

(1) that a Change of Control Offer is being made pursuant to the covenant entitled “Change of Control,” and that all Notes properly tendered pursuant to such Change of Control Offer will be accepted for payment by the Issuer;

(2) the purchase price and the purchase date, which will be no earlier than 30 days nor later than 60 days from the date such notice is delivered (the “Change of Control Payment Date”);

(3) that any Note not properly tendered will remain outstanding and continue to accrue interest;

(4) that unless the Issuer defaults in the payment of the Change of Control Payment, all Notes accepted for payment pursuant to the Change of Control Offer will cease to accrue interest on the Change of Control Payment Date;

(5) that Holders electing to have any Notes purchased pursuant to a Change of Control Offer will be required to surrender such Notes, with the form entitled “Option of Holder to Elect Purchase” on the reverse of such Notes completed, to the paying agent specified in the notice at the address specified in the notice prior to the close of business on the third Business Day preceding the Change of Control Payment Date;

(6) that Holders will be entitled to withdraw their tendered Notes and their election to require the Issuer to purchase such Notes, provided that the paying agent receives, not later than the close of business on the expiration date of the Change of Control Offer, a facsimile transmission, electronic transmission or letter setting forth the name of the Holder of the Notes, the principal amount of Notes tendered for purchase, and a statement that such Holder is withdrawing its tendered Notes and its election to have such Notes purchased;

(7) that Holders whose Notes are being purchased only in part will be issued new Notes and such new Notes will be equal in principal amount to the unpurchased portion of the Notes surrendered. The unpurchased portion of the Notes must be equal to at least $2,000 or any integral multiple of $1,000 in excess of $2,000;

(8) if such notice is delivered prior to the occurrence of a Change of Control, stating that the Change of Control Offer is conditional on the occurrence of such Change of Control; and

(9) the other instructions, as determined by the Issuer, consistent with the covenant described hereunder, that a Holder must follow.

The Issuer will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Issuer will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Indenture by virtue thereof.

On the Change of Control Payment Date, the Issuer will, to the extent permitted by law:

(1) accept for payment all Notes issued by it or portions thereof properly tendered pursuant to the Change of Control Offer;

(2) deposit with the paying agent an amount equal to the aggregate Change of Control Payment in respect of all Notes or portions thereof so tendered; and

(3) deliver, or cause to be delivered, to the Trustee for cancellation the Notes so accepted together with an Officer’s Certificate to the Trustee stating that such Notes or portions thereof have been tendered to and purchased by the Issuer.

The ABL Facility does, and future credit agreements or other agreements relating to Indebtedness to which the Issuer becomes a party may, provide that certain change of control events with respect to the Issuer would constitute a default thereunder (including a Change of Control under the Indenture). If we experience a change of control that triggers a default under the ABL Facility, we could seek a waiver of such default or seek to refinance the ABL Facility. In the event we do not obtain such a waiver or refinance the ABL Facility, such default could result in amounts outstanding under the ABL Facility being declared due and payable or lending commitments being terminated. Additionally, our ability to pay cash to the Holders of Notes following the occurrence of a Change of Control may be limited by our then-existing financial resources. Therefore, sufficient funds may not be available when necessary to make any required repurchases. See “Risk Factors—Risks Relating to Our Indebtedness and the Notes—We may not be able to finance a change of control offer required by the Indenture.”

The Change of Control purchase feature of the Notes may in certain circumstances make more difficult or discourage a sale or takeover of us and, thus, the removal of incumbent management. The Change of Control purchase feature was a result of negotiations between the Initial Purchasers and us. We have no present intention to engage in a transaction involving a Change of Control, although it is possible that we could decide to do so in the future. Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of Indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings. Restrictions on our ability to incur additional Indebtedness are contained in the covenants described under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “Certain Covenants—Liens.” Such restrictions in the Indenture can be waived only with the consent of the Holders of a majority in principal amount of the Notes then outstanding. Except for the limitations contained in such covenants, however, the Indenture does not contain any covenants or provisions that may afford Holders of the Notes protection in the event of a highly leveraged transaction.

The Issuer will not be required to make a Change of Control Offer following a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Issuer and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

Notwithstanding anything to the contrary herein, a Change of Control Offer may be made in advance of a Change of Control, conditional upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer. The definition of “Change of Control” includes a disposition of all or substantially all of the assets of the Issuer and its Subsidiaries, taken as a whole, to any Person. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the assets of the Issuer and its Subsidiaries, taken as a whole. As a result, it may be unclear as to whether a Change of Control has occurred and whether a Holder of Notes may require the Issuer to make an offer to repurchase the Notes as described above.

The provisions under the Indenture relating to the Issuer’s obligation to make an offer to repurchase the Notes as a result of a Change of Control, including the definition of Change of Control, may be waived or modified with the written consent of the Holders of a majority in principal amount of the Notes then outstanding.

Asset Sales

The Indenture provides that the Issuer will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale (as defined below under “—Certain Definitions”, unless:

(1) the Issuer or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value (such fair market value to be determined by the Issuer at the time of contractually agreeing to such Asset Sale) of the assets sold or otherwise disposed of; and

(2) except in the case of a Permitted Asset Swap, at least 75.0% of the consideration therefor received by the Issuer or such Restricted Subsidiary, as the case may be, is in the form of Cash Equivalents; provided that the amount of:

(a) any liabilities (as shown on the Issuer’s or such Restricted Subsidiary’s most recent balance sheet or in the footnotes thereto) of the Issuer or such Restricted Subsidiary, other than liabilities that are by their terms subordinated to the Notes, that are assumed by the transferee of any such assets and for which the Issuer and all of its Restricted Subsidiaries have been validly released by all applicable creditors in writing;

(b) any securities, notes or other obligations or assets received by the Issuer or such Restricted Subsidiary from such transferee that are converted by the Issuer or such Restricted Subsidiary into Cash Equivalents (to the extent of the Cash Equivalents received) within 180 days following the closing of such Asset Sale; and

(c) any Designated Non-cash Consideration received by the Issuer or such Restricted Subsidiary in such Asset Sale having an aggregate fair market value, taken together with all other Designated Non-cash Consideration received pursuant to this clause (c) that is at that time outstanding, not to exceed the greater of (x) $50.0 million and (y) 3.25% of Total Assets at the time of the receipt of such Designated Non-cash Consideration, with the fair market value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value, shall be deemed to be Cash Equivalents for purposes of this provision and for no other purpose.

Within 450 days after the receipt of any Net Proceeds of any Asset Sale, the Issuer or such Restricted Subsidiary, at its option, may apply the Net Proceeds from such Asset Sale,

(1) to reduce Indebtedness as follows:

(a) If the assets subject of such Asset Sale constitute Notes Collateral, to permanently reduce (or offer to reduce) Obligations under the Notes and any Additional Parity Debt on a pro rata basis, provided that all reductions of or offers to reduce Obligations under the Notes shall be made as provided under “Optional Redemption” or through open-market purchases (to the extent such purchases are at or above 100.0% of the principal amount thereof) or by making an offer (in accordance with the procedures set forth below for an Asset Sale Offer) to all Holders to purchase their Notes at 100.0% of the principal amount thereof, plus the amount of accrued but unpaid interest, if any, on the amount of Notes to be repurchased; or

(b) If the assets subject of such Asset Sale do not constitute Notes Collateral, but constitute collateral for other Senior Indebtedness, which Lien is permitted by the Indenture, to reduce Obligations under such other Senior Indebtedness that is secured by a Lien, which Lien is permitted by the Indenture; or

(c) If the assets subject of such Asset Sale do not constitute collateral for any Senior Indebtedness, to permanently reduce (or offer to reduce) Obligations under other Senior Indebtedness (and to correspondingly reduce commitments with respect thereto), provided that the Issuer shall equally and ratably reduce Obligations under the Notes and any Additional Parity Debt on a pro rata basis, provided that all reductions of or offers to reduce Obligations under the Notes shall be made as provided under “Optional Redemption” or through open-market purchases (to the extent such purchases are at or above 100.0% of the principal amount thereof) or by making an offer (in accordance with the procedures set forth below for an Asset Sale Offer) to all Holders to purchase their Notes at 100.0% of the principal amount thereof, plus the amount of accrued but unpaid interest, if any, on the amount of Notes to be repurchased;

(d) If the assets subject of such Asset Sale are the property or assets of a Restricted Subsidiary that is not a Guarantor, to permanently reduce Indebtedness of such Restricted Subsidiary that is not a Guarantor, other than Indebtedness owed to the Issuer or another Restricted Subsidiary; or

(e) If the assets subject of such Asset Sale do not constitute Collateral, to permanently reduce Obligations under the Senior Subordinated Notes in an amount not to exceed 2.0% of Total Assets; provided that after giving pro forma effect to such permanent reduction, the Senior Secured Leverage Ratio would be no greater than 3.50 to 1.00.

(2) to make (a) an Investment in any one or more businesses, provided that such Investment in any business is in the form of the acquisition of Capital Stock and results in the Issuer or any of its Restricted Subsidiaries, as the case may be, owning an amount of the Capital Stock of such business such that it constitutes a Restricted Subsidiary, (b) capital expenditures or (c) acquisitions of other assets, in the case of each of (a), (b) and (c), used or useful in a Similar Business; provided that the assets (including Capital Stock) acquired with the Net Proceeds of a disposition of Collateral are pledged as Collateral to the extent required under the Collateral Documents (except to the extent the Lien thereon is released by the lenders under the ABL Facility); or

(3) to make an Investment in (a) any one or more businesses, provided that such Investment in any business is in the form of the acquisition of Capital Stock and results in the Issuer or any of its Restricted Subsidiaries, as the case may be, owning an amount of the Capital Stock of such business such that it constitutes a Restricted Subsidiary, (b) properties or (c) acquisitions of other assets that, in the case of each of(a), (b) and (c), replace the businesses, properties and/or assets that are the subject of such Asset Sale; provided that the assets (including Capital Stock) acquired with the Net Proceeds of a disposition of Collateral are pledged as Collateral to the extent required under the Collateral Documents (except to the extent the Lien thereon is released by the lenders under the ABL Facility);

provided that, in the case of clauses (2) and (3) above, a binding commitment entered into not later than such 450th day shall extend the period for such Investment or other payment for an additional 180 days after the end of such 450-day period so long as the Issuer or such other Restricted Subsidiary enters into such commitment with the good faith expectation that such Net Proceeds will be applied to satisfy such commitment within 180 days of such commitment (an “Acceptable Commitment”) and, in the event any Acceptable Commitment is later cancelled or terminated for any reason before the Net Proceeds are applied in connection therewith, the Issuer or such Restricted Subsidiary enters into another Acceptable Commitment (a “Second Commitment”) within such 180-day period; provided further that (x) if any Second Commitment is later cancelled or terminated for any reason before such Net Proceeds are applied or (y) such Net Proceeds are not actually so invested or paid in accordance with clauses (2) or (3) above by the end of such 180-day period, then such Net Proceeds shall constitute Excess Proceeds on the date of such cancellation or termination, or such 180th day, as applicable.

Any Net Proceeds from the Asset Sale that are not invested or applied as provided and within the time period set forth in the preceding paragraph will be deemed to constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $20.0 million, the Issuer shall make an offer to all Holders of the Notes and, if required by the terms of any Indebtedness that is pari passu with the Notes (“Pari Passu Indebtedness”), to the holders of such Pari Passu Indebtedness (an “Asset Sale Offer”), to purchase the maximum aggregate principal amount of the Notes and such Pari Passu Indebtedness that is in an amount equal to at least $2,000, that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to 100.0% of the principal amount thereof (or accreted value thereof, if less), plus accrued and unpaid interest, if any, to the date fixed for the closing of such offer, in accordance with the procedures set forth in the Indenture. The Issuer will commence an Asset Sale Offer with respect to Excess Proceeds within ten Business Days after the date that Excess Proceeds exceed $20.0 million by delivering the notice required pursuant to the terms of the Indenture, with a copy to the Trustee. The Issuer may satisfy the foregoing obligations with respect to any Net Proceeds from an Asset Sale by making an Asset Sale Offer with respect to such Net Proceeds prior to the expiration of the relevant 450 days (or such longer period provided above) or with respect to Excess Proceeds of $20.0 million or less.

To the extent that the aggregate amount of Notes and such Pari Passu Indebtedness tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Issuer may use any remaining Excess Proceeds for general corporate purposes, subject to other covenants contained in the Indenture. If the aggregate principal amount of Notes or the Pari Passu Indebtedness surrendered by such holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the Notes and the Issuer shall select such Pari Passu Indebtedness to be purchased on a pro rata basis based on the accreted value or principal amount of the Notes or such Pari Passu Indebtedness tendered. Upon completion of any such Asset Sale Offer, the amount of Excess Proceeds that resulted in the Asset Sale Offer shall be reset to zero.

Pending the final application of any Net Proceeds pursuant to this covenant, the holder of such Net Proceeds may apply such Net Proceeds temporarily to reduce Indebtedness outstanding under a revolving credit facility or otherwise invest such Net Proceeds in any manner not prohibited by the Indenture.

The Issuer will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of the Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Issuer will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Indenture by virtue thereof.

The provisions under the Indenture relative to the Issuer’s obligation to make an offer to repurchase the Notes as a result of an Asset Sale may be waived or modified with the written consent of the Holders of a majority in principal amount of the Notes then outstanding.

Certain Covenants

Set forth below are summaries of certain covenants contained in the Indenture.

Limitation on Restricted Payments

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(I) declare or pay any dividend or make any payment or distribution on account of the Issuer’s, or any of its Restricted Subsidiaries’ Equity Interests, including any dividend or distribution payable in connection with any merger, amalgamation or consolidation other than:

(a) dividends or distributions by the Issuer payable solely in Equity Interests (other than Disqualified Stock) of the Issuer; or

(b) dividends or distributions by a Restricted Subsidiary so long as, in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Restricted Subsidiary other than a Wholly-Owned Subsidiary, the Issuer or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities;

(II) purchase, redeem, defease or otherwise acquire or retire for value any Equity Interests of the Issuer or any direct or indirect parent company of the Issuer, including in connection with any merger, amalgamation or consolidation;

(III) make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value, in each case, prior to any scheduled repayment, sinking fund payment or maturity, any Subordinated Indebtedness, other than:

(a) Indebtedness permitted under clauses (7) and (8) of the second paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; or

(b) the purchase, repurchase or other acquisition of Subordinated Indebtedness purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase or acquisition; or

(IV) make any Restricted Investment

(all such payments and other actions set forth in clauses (I) through (IV) above being collectively referred to as “Restricted Payments”), unless, at the time of such Restricted Payment:

(1) no Default shall have occurred and be continuing or would occur as a consequence thereof;

(2) immediately after giving effect to such transaction on a pro forma basis, the Issuer could incur $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” (the “Fixed Charge Coverage Test”); and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Issuer and its Restricted Subsidiaries after the Issue Date (including Restricted Payments permitted by clauses (1), (2) (with respect to the payment of dividends on Refunding Capital Stock (as defined below) pursuant to clause (b) thereof only), (6)(c), (9) and (14) of the next succeeding paragraph, but excluding all other Restricted Payments permitted by the next succeeding paragraph), is less than the sum of (without duplication):

(a) 50.0% of the Consolidated Net Income of the Issuer for the period (taken as one accounting period) beginning on April 4, 2010 to the end of the Issuer’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment, or, in the case such Consolidated Net Income for such period is a deficit, minus 100.0% of such deficit; plus

(b) 100.0% of the aggregate net cash proceeds and the fair market value of marketable securities or other property received by the Issuer since immediately after the Issue Date (other than net cash proceeds to the extent such net cash proceeds have been used to incur Indebtedness or issue Disqualified Stock or Preferred Stock pursuant to clause (12)(a) of the second paragraph of “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”) from the issue or sale of:

(i) (A) Equity Interests of the Issuer, including Treasury Capital Stock (as defined below), but excluding cash proceeds and the fair market value of marketable securities or other property received from the sale of:

(x) Equity Interests to any future, present or former employees, directors, officers, managers, distributors or consultants (or their respective Controlled Investment Affiliates or Immediate Family Members) of the Issuer, any direct or indirect parent company of the Issuer or any of the Issuer’s Subsidiaries after the Issue Date to the extent such amounts have been applied to Restricted Payments made in accordance with clause (4) of the next succeeding paragraph; and

(y) Designated Preferred Stock;

and (B) to the extent such net cash proceeds are actually contributed to the Issuer, Equity Interests of any direct or indirect parent company of the Issuer (excluding contributions of the proceeds from the sale of Designated Preferred Stock of such company or contributions to the extent such amounts have been applied to Restricted Payments made in accordance with clause (4) of the next succeeding paragraph); or

(ii) debt securities of the Issuer that have been converted into or exchanged for such Equity Interests of the Issuer;

provided that this clause (b) shall not include the proceeds from (W) Refunding Capital Stock,

(X) Equity Interests or convertible debt securities of the Issuer sold to a Restricted Subsidiary,

(Y) Disqualified Stock or debt securities that have been converted into Disqualified Stock or

(Z) Excluded Contributions; plus

(c) 100.0% of the aggregate amount of cash and the fair market value of marketable securities or other property contributed to the capital of the Issuer following the Issue Date (other than net cash proceeds to the extent such net cash proceeds have been used to incur Indebtedness or issue Disqualified Stock or Preferred Stock pursuant to clause (12)(a) of the second paragraph of “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”) (other than by a Restricted Subsidiary and other than any Excluded Contributions); plus

(d) 100.0% of the aggregate amount received in cash and the fair market value of marketable securities or other property received by means of:

(i) the sale or other disposition (other than to the Issuer or a Restricted Subsidiary) of Restricted Investments made by the Issuer or its Restricted Subsidiaries and repurchases and redemptions of such Restricted Investments from the Issuer or its Restricted Subsidiaries (other than by the Issuer or a Restricted Subsidiary) and repayments of loans or advances, which constitute Restricted Investments made by the Issuer or its Restricted Subsidiaries, in each case after the Issue Date; or

(ii) the sale (other than to the Issuer or a Restricted Subsidiary) of the stock of an Unrestricted Subsidiary or a distribution from an Unrestricted Subsidiary (other than in each case to the extent the Investment in such Unrestricted Subsidiary was made by the Issuer or a Restricted Subsidiary pursuant to clause (7) or (11) of the next succeeding paragraph or to the extent such Investment constituted a Permitted Investment) or a dividend from an Unrestricted Subsidiary after the Issue Date; plus

(e) in the case of the redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary after the Issue Date, the fair market value of the Investment in such Unrestricted Subsidiary (which, if the fair market value of such Investment shall exceed $15.0 million, shall be determined by the board of directors of the Issuer whose resolution with respect thereto will be delivered to the Trustee) at the time of the redesignation of such Unrestricted Subsidiary as a Restricted Subsidiary, other than to the extent the Investment in such Unrestricted Subsidiary was made by the Issuer or a Restricted Subsidiary pursuant to clause (7) or (11) of the next succeeding paragraph or to the extent such Investment constituted a Permitted Investment.

The foregoing provisions will not prohibit:

(1) the payment of any dividend or other distribution or the consummation of any irrevocable redemption within 60 days after the date of declaration of the dividend or other distribution or giving of the redemption notice, as the case may be, if at the date of declaration or notice, the dividend or other distribution or redemption payment would have complied with the provisions of the Indenture;

(2) (a) the redemption, repurchase, retirement or other acquisition of any Equity Interests (“Treasury Capital Stock”) or Subordinated Indebtedness of the Issuer or any Equity Interests of any direct or indirect parent company of the Issuer, in exchange for, or out of the proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary) of, Equity Interests of the Issuer or any direct or indirect parent company of the Issuer to the extent contributed to the Issuer (in each case, other than any Disqualified Stock) (“Refunding Capital Stock”) and (b) if immediately prior to the retirement of Treasury Capital Stock, the declaration and payment of dividend thereon was permitted under clause (6) of this paragraph, the declaration and payment of dividend on the Refunding Capital Stock (other than Refunding Capital Stock the proceeds of which were used to redeem, repurchase, retire or otherwise acquire any Equity Interests of any direct or indirect parent company of the Issuer) in an aggregate amount per year no greater than the aggregate amount of dividends per annum that were declarable and payable on such Treasury Capital Stock immediately prior to such retirement;

(3) the defeasance, redemption, repurchase, exchange or other acquisition or retirement of (i) Subordinated Indebtedness of the Issuer or a Subsidiary Guarantor made by exchange for, or out of the proceeds of a sale made within 90 days of, new Indebtedness of the Issuer or a Subsidiary Guarantor or (ii) Disqualified Stock of the Issuer or a Subsidiary Guarantor made by exchange for, or out of the proceeds of a sale made within 90 days of, Disqualified Stock of the Issuer or a Subsidiary Guarantor, that, in each case, is incurred in compliance with “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” so long as:

(a) the principal amount (or accreted value, if applicable) of such new Indebtedness or the liquidation preference of such new Disqualified Stock does not exceed the principal amount of (or accreted value, if applicable), plus any accrued and unpaid interest on, the Subordinated Indebtedness or the liquidation preference of, plus any accrued and unpaid dividends on, the Disqualified Stock being so defeased, redeemed, repurchased, exchanged, acquired or retired for value, plus the amount of any reasonable tender premium, defeasance costs and any fees and expenses incurred in connection with the issuance of such new Indebtedness or Disqualified Stock;

(b) such new Indebtedness is subordinated to the Notes or the applicable Guarantee at least to the same extent as such Subordinated Indebtedness so defeased, redeemed, repurchased, exchanged, acquired or retired;

(c) such new Indebtedness or Disqualified Stock has a final scheduled maturity date equal to or later than the final scheduled maturity date of the Subordinated Indebtedness or Disqualified Stock being so defeased, redeemed, repurchased, exchanged, acquired or retired; and

(d) such new Indebtedness or Disqualified Stock has a Weighted Average Life to Maturity equal to or greater than the remaining Weighted Average Life to Maturity of the Subordinated Indebtedness or Disqualified Stock being so defeased, redeemed, repurchased, exchanged, acquired or retired;

(4) a Restricted Payment to pay for the repurchase, retirement or other acquisition or retirement for value of Equity Interests (other than Disqualified Stock) of the Issuer or any direct or indirect parent company of the Issuer held by any future, present or former employee, director, officer, manager or consultant (or their respective Controlled Investment Affiliates or Immediate Family Members) of the Issuer, any of its Subsidiaries or any of its direct or indirect parent companies pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement, or any stock subscription or shareholder agreement (including, for the avoidance of doubt, any principal and interest payable on any notes issued by the Issuer or any direct or indirect parent company of the Issuer in connection with such repurchase, retirement or other acquisition), including any Equity Interest rolled over by management of the Issuer or any direct or indirect parent company of the Issuer in connection with the Transactions; provided that the aggregate amount of Restricted Payments made under this clause does not exceed $5.0 million in the first fiscal year following the Issue Date (which amount shall be increased by $1.0 million each fiscal year thereafter and, if applicable, will be increased to $10.0 million following the consummation of an underwritten public Equity Offering) (with unused amounts in any fiscal year being carried over to succeeding fiscal years); provided, further, that each of the amounts in any fiscal year under this clause may be increased by an amount not to exceed:

(a) the cash proceeds from the sale of Equity Interests (other than Disqualified Stock) of the Issuer and, to the extent contributed to the Issuer, the cash proceeds from the sale of Equity Interests of any direct or indirect parent company of the Issuer, in each case to any future, present or former employees, directors, officers, managers, or consultants (or their respective Controlled Investment Affiliates or

Immediate Family Members) of the Issuer, any of its Subsidiaries or any of its direct or indirect parent companies that occurs after the Issue Date, to the extent the cash proceeds from the sale of such Equity Interests have not otherwise been applied to the payment of Restricted Payments by virtue of clause (3) of the preceding paragraph; plus

(b) the cash proceeds of key man life insurance policies received by the Issuer or its Restricted Subsidiaries after the Issue Date; less

(c) the amount of any Restricted Payments previously made with the cash proceeds described in clauses (a) and (b) of this clause (4);

and provided, further, that cancellation of Indebtedness owing to the Issuer from any future, present or former employees, directors, officers, managers, or consultants of the Issuer (or their respective Controlled Investment Affiliates or Immediate Family Members), any direct or indirect parent company of the Issuer or any of the Issuer’s Restricted Subsidiaries in connection with a repurchase of Equity Interests of the Issuer or any of its direct or indirect parent companies will not be deemed to constitute a Restricted Payment for purposes of this covenant or any other provision of the Indenture;

(5) the declaration and payment of dividends to holders of any class or series of Disqualified Stock of the Issuer or any of its Restricted Subsidiaries or any class or series of Preferred Stock of any Restricted Subsidiary issued in accordance with the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” to the extent such dividends are included in the definition of “Fixed Charges”;

(6) (a) the declaration and payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued by the Issuer or any of its Restricted Subsidiaries after the Issue Date;

(b) the declaration and payment of dividends to any direct or indirect parent company of the Issuer, the proceeds of which will be used to fund the payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued by such parent company after the Issue Date, provided that the amount of dividends paid pursuant to this clause (b) shall not exceed the aggregate amount of cash actually contributed to the Issuer from the sale of such Designated Preferred Stock; or

(c) the declaration and payment of dividends on Refunding Capital Stock that is Preferred Stock in excess of the dividends declarable and payable thereon pursuant to clause (2) of this paragraph;

provided, in the case of each of (a), (b) and (c) of this clause (6), that for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock or the declaration of such dividends on Refunding Capital Stock that is Preferred Stock, after giving effect to such issuance or declaration on a pro forma basis, the Issuer could incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test in the first paragraph under “Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(7) Investments in Unrestricted Subsidiaries taken together with all other Investments made pursuant to this clause (7) that are at the time outstanding, without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of cash or marketable securities, not to exceed the greater of (a) $20.0 million and (b) 1.25% of Total Assets;

(8) payments made or expected to be made by the Issuer or any Restricted Subsidiary in respect of withholding or similar taxes payable upon exercise of Equity Interests by any future, present or former employee, director, officer, manager or consultant (or their respective Controlled Investment Affiliates or Immediate Family Members) and any repurchases of Equity Interests deemed to occur upon exercise of stock options or warrants if such Equity Interests represent a portion of the exercise price of such options or warrants or required withholding or similar taxes;

(9) the declaration and payment of dividends on the Issuer’s common stock (or the payment of dividends to any direct or indirect parent company of the Issuer to fund a payment of dividends on such company’s common stock), following the first public offering of the Issuer’s common stock or the common stock of any direct or indirect parent company of the Issuer after the Issue Date, of up to 6.0% per annum of the net cash proceeds received by or contributed to the Issuer in or from any such public offering, other than public offerings with respect to the Issuer’s common stock registered on Form S-4 or Form S-8 and other than any public sale constituting an Excluded Contribution;

(10) Restricted Payments in an amount equal to the amount of Excluded Contributions previously received;

(11) other Restricted Payments in an aggregate amount taken together with all other Restricted Payments made pursuant to this clause (11) not to exceed the greater of (a) $40.0 million and (b) 2.5% of Total Assets;

(12) distributions or payments of Securitization Fees;

(13) any Restricted Payment made in connection with the Transactions and the fees and expenses related thereto or owed to Affiliates, in each case to the extent permitted by the covenant described under “—Transactions with Affiliates”;

(14) the repurchase, redemption or other acquisition or retirement for value of any Subordinated Indebtedness pursuant to the provisions similar to those described under “Repurchase at the Option of Holders-Change of Control” and “Repurchase at the Option of Holders-Asset Sales”; provided that all Notes validly tendered by Holders in connection with a Change of Control Offer or Asset Sale Offer, as applicable, have been repurchased, redeemed, acquired or retired for value;

(15) the declaration and payment of dividends or distributions by the Issuer to, or the making of loans to, any direct or indirect parent company of the Issuer in amounts required for any direct or indirect parent company of the Issuer to pay, in each case without duplication,

(a) franchise and excise taxes and other fees, taxes and expenses required to maintain their corporate existence;

(b) foreign, federal, state and local income and similar taxes, to the extent such income taxes are attributable to the income of the Issuer and its Restricted Subsidiaries and, to the extent of the amount actually received from its Unrestricted Subsidiaries, in amounts required to pay such taxes to the extent attributable to the income of such Unrestricted Subsidiaries; provided that in each case the amount of such payments in any fiscal year does not exceed the amount that the Issuer and its Restricted Subsidiaries would be required to pay in respect of foreign, federal, state and local taxes for such fiscal year were the Issuer, its Restricted Subsidiaries and its Unrestricted Subsidiaries (to the extent described above) to pay such taxes separately from any such parent company;

(c) customary salary, bonus and other benefits payable to employees, directors, officers and managers of any direct or indirect parent company of the Issuer to the extent such salaries, bonuses and other benefits are attributable to the ownership or operation of the Issuer and its Restricted Subsidiaries, including the Issuer’s proportionate share of such amounts relating to such parent entity being a public company;

(d) general corporate operating and overhead costs and expenses of any direct or indirect parent company of the Issuer to the extent such costs and expenses are attributable to the ownership or operation of the Issuer and its Restricted Subsidiaries, including the Issuer’s proportionate share of such amounts relating to such parent entity being a public company;

(e) fees and expenses other than to Affiliates of the Issuer related to any unsuccessful equity or debt offering of such parent company;

(f) amounts payable pursuant to the Management Fee Agreement, (including any amendment thereto so long as any such amendment is not materially disadvantageous in the good faith judgment of the board of directors of the Issuer to the Holders when taken as a whole, as compared to the Management Fee Agreement as in effect on the Issue Date), solely to the extent such amounts are not paid directly by the Issuer or its Subsidiaries;

(g) cash payments in lieu of issuing fractional shares in connection with the exercise of warrants, options or other securities convertible into or exchangeable for Equity Interests of the Issuer or any direct or indirect parent company of the Issuer;

(h) to finance Investments that would otherwise permitted to be made pursuant to this covenant if made by the Issuer; provided that (A) such Restricted Payment shall be made substantially concurrently with the closing of such Investment, (B) such direct or indirect parent company shall, immediately following the closing thereof, cause (1) all property acquired (whether assets or Equity Interests) to be contributed to the capital of the Issuer or one of its Restricted Subsidiaries or (2) the merger or amalgamation of the Person formed or acquired into the Issuer or one of its Restricted Subsidiaries (to the extent not prohibited by the covenant “—Merger, Consolidation or Sale of All or Substantially All Assets” below) in order to consummate such Investment, (C) such direct or indirect parent company and its Affiliates (other than the Issuer or a Restricted Subsidiary) receives no consideration or other payment in connection with such transaction except to the extent the Issuer or a Restricted Subsidiary could have given such consideration or made such payment in compliance with the Indenture, (D) any property received by the Issuer shall not increase amounts available for Restricted Payments pursuant to clause (3) of the preceding paragraph and (E) such Investment shall be deemed to be made by the Issuer or such Restricted Subsidiary pursuant to another provision of this covenant (other than pursuant to clause (10) hereof) or pursuant to the definition of “Permitted Investments” (other than clause thereof); and

(i) amounts that would be permitted to be paid by the Issuer under clauses (4), (7), (12) and (13) (but, in the case of clause (13), only in respect of indemnities and expenses) of the covenant described under “—Transactions with Affiliates”; provided that the amount of any dividend or distribution under this clause (15)(i) to permit such payment shall reduce Consolidated Net Income of the Issuer to the extent, if any, that such payment would have reduced Consolidated Net Income of the Issuer if such payment had been made directly by the Issuer and increase (or, without duplication of any reduction of Consolidated Net Income, decrease) EBITDA to the extent, if any, that Consolidated Net Income is reduced under this clause (I 5)(i) and such payment would have been added back to (or, to the extent excluded from Consolidated Net Income, would have been deducted from) EBITDA if such payment had been made directly by the Issuer, in each case, in the period such payment is made;

(16) the distribution, by dividend or otherwise, of shares of Capital Stock of, or Indebtedness owed to the Issuer or a Restricted Subsidiary by, Unrestricted Subsidiaries (other than Unrestricted Subsidiaries, the primary assets of which are Cash Equivalents);

(17) dividends or distributions to Holdings in order to defease, redeem, repurchase, exchange or otherwise acquire or retire Holdings’ 13% Senior Discount Notes due 2013; and

(18) payments in an amount not to exceed $25.0 million for the redemption, repurchase or other acquisition or retirement of the Senior Subordinated Notes; provided that after giving pro forma effect to such redemption, repurchase or other acquisition or retirement, the Senior Secured Leverage Ratio would be no greater than 3.50 to 1.00, provided that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (11) and (16), no Default shall have occurred and be continuing or would occur as a consequence thereof.

As of the date of this prospectus, all of the Issuer’s Subsidiaries are Restricted Subsidiaries. The Issuer will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the next to the last sentence of the definition of “Unrestricted Subsidiary.” For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by the Issuer and its Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments in an amount determined as set forth in the penultimate sentence of the definition of “Investments.” Such designation will be permitted only if a Restricted Payment in such amount would be permitted at such time, whether pursuant to the first paragraph of this covenant or under clause (7), (10) or (11) of the second paragraph of this covenant, or pursuant to the definition of “Permitted Investments,” and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. Unrestricted Subsidiaries will not be subject to any of the restrictive covenants set forth in the Indenture.

Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise (collectively, “incur” and collectively, an “incurrence”) with respect to any Indebtedness (including Acquired Indebtedness) and the Issuer will not issue any shares of Disqualified Stock and will not permit any Restricted Subsidiary to issue any shares of Disqualified Stock or Preferred Stock; provided that the Issuer may incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock, and any Restricted Subsidiary may incur Indebtedness (including Acquired Indebtedness), issue shares of Disqualified Stock and issue shares of Preferred Stock, if the Fixed Charge Coverage Ratio on a consolidated basis for the Issuer and its Restricted Subsidiaries for the Issuer’s most recently ended four fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or Preferred Stock is issued would have been at least 2.00 to 1.00, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock or Preferred Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of such four-quarter period; provided that the amount of Indebtedness (other than Acquired Indebtedness), Disqualified Stock and Preferred Stock that may be incurred pursuant to the foregoing by Restricted Subsidiaries that are not Guarantors of the Notes shall not exceed $40.0 million at any one time outstanding.

The foregoing limitations will not apply to:

(1) the incurrence of Indebtedness pursuant to Credit Facilities by the Issuer or any Restricted Subsidiary and the issuance and creation of letters of credit and bankers’ acceptances thereunder (with letters of credit and bankers’ acceptances being deemed to have a principal amount equal to the undrawn face amount thereof); provided that the aggregate principal amount of such Indebtedness outstanding pursuant to this clause (1) without duplication, does not exceed an amount equal to the greater of (a) $550.0 million and (b) the Borrowing Base at the time such debt is incurred.

(2)(a) the incurrence by the Issuer and any Subsidiary Guarantor of Indebtedness represented by the Notes (including any guarantee thereof) and the exchange notes and related exchange guarantees to be issued in exchange for Notes and the Guarantees pursuant to the Registration Rights Agreement (but excluding any Additional Notes) and (b) the incurrence by the Issuer and any Subsidiary Guarantor of the Senior Subordinated Notes (including any guarantee thereof);

(3) Indebtedness of the Issuer and its Restricted Subsidiaries in existence on the Issue Date (other than Indebtedness described in clauses (1) and (2) and, for purposes of clause (13) below, (7) through (9) and any of the Issuer’s Floating Rate Notes due 2012 or 103/4% Senior Notes due 2013 outstanding on the Issue Date);

(4) Indebtedness (including Capitalized Lease Obligations) and Disqualified Stock incurred or issued by the Issuer or any Restricted Subsidiary and Preferred Stock issued by any Restricted Subsidiary, to finance the purchase, lease or improvement of property (real or personal), equipment or other assets, including assets that are used or useful in a Similar Business, whether through the direct purchase of assets or the Capital Stock of any Person owning such assets in an aggregate principal amount, together with any Refinancing Indebtedness in respect thereof and all other Indebtedness, Disqualified Stock and/or Preferred Stock incurred or issued and outstanding under this clause (4), not to exceed the greater of (A) $45.0 million and (B) 2.5% of Total Assets (in each case, determined at the date of incurrence) at any time outstanding;

(5) Indebtedness incurred by the Issuer or any of its Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit, bank guarantees, banker’s acceptances, warehouse receipts, or similar instruments issued or created in the ordinary course of business, including letters of credit in respect of workers’ compensation claims, health, disability or other employee benefits or property, casualty or liability insurance or self-insurance or other Indebtedness with respect to reimbursement type obligations regarding workers’ compensation claims, health, disability or other employee benefits or property, casualty or liability insurance or self-insurance; provided that upon the drawing of such letters of credit or the incurrence of such Indebtedness, such obligations are reimbursed within 30 days following such drawing or incurrence;

(6) Indebtedness arising from agreements of the Issuer or its Restricted Subsidiaries providing for indemnification, adjustment of purchase price, earnouts or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or a Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or a Subsidiary for the purpose of financing such acquisition; provided that such Indebtedness is not reflected on the balance sheet of the Issuer, or any of its Restricted Subsidiaries (contingent obligations referred to in a footnote to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on such balance sheet for purposes of this clause (6));

(7) Indebtedness of the Issuer to a Restricted Subsidiary; provided that any such Indebtedness owing to a Restricted Subsidiary that is not a Subsidiary Guarantor is expressly subordinated in right of payment to :., the Notes; provided, further, that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to the Issuer or another Restricted Subsidiary or any pledge of such Indebtedness constituting a Permitted Lien (but not foreclosure thereon)) shall be deemed, in each case, to be an incurrence of such Indebtedness not permitted by this clause (7);

(8) Indebtedness of a Restricted Subsidiary to the Issuer or another Restricted Subsidiary; provided that if a Subsidiary Guarantor incurs such Indebtedness to a Restricted Subsidiary that is not a Subsidiary Guarantor, such Indebtedness is expressly subordinated in right of payment to the Guarantee of the Notes of such Subsidiary Guarantor; provided, further, that any subsequent transfer of any such Indebtedness (except, to the Issuer or another Restricted Subsidiary or any pledge of such Indebtedness constituting a Permitted Lien (but not foreclosure thereon)) shall be deemed, in each case, to be an incurrence of such Indebtedness not permitted by this clause (8);

(9) shares of Preferred Stock of a Restricted Subsidiary issued to the Issuer or another Restricted Subsidiary; provided that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of Preferred Stock (except to the Issuer or another of its Restricted Subsidiaries) shall be deemed, in each case, to be an issuance of such shares of Preferred Stock not permitted by this clause;

(10) Hedging Obligations (excluding Hedging Obligations entered into for speculative purposes) for the purpose of limiting interest rate risk with respect to any Indebtedness permitted to be incurred under the, Indenture, exchange rate risk or commodity pricing risk;

(11) obligations in respect of self-insurance and obligations in respect of performance, bid, appeal and surety bonds and performance and completion guarantees and similar obligations provided by the Issuer or any of its Restricted Subsidiaries or obligations in respect of letters of credit, bank guarantees or similar instruments related thereto, in each case in the ordinary course of business;

(12)(a) Indebtedness or Disqualified Stock of the Issuer and Indebtedness, Disqualified Stock or Preferred Stock of the Issuer or any Restricted Subsidiary in an aggregate principal amount or liquidation preference up to 100.0% of the net cash proceeds received by the Issuer since immediately after the Issue Date from the issue or sale of Equity Interests of the Issuer or cash contributed to the capital of the Issuer (in each case, other than proceeds of Disqualified Stock or sales of Equity Interests to the Issuer or any of its Subsidiaries) as determined in accordance with clauses (3)(b) and (3)(c) of the first paragraph of “—Limitation on Restricted Payments” to the extent such net cash proceeds or cash have not been applied pursuant to such clauses to make Restricted Payments or to make other Investments, payments or exchanges pursuant to the second paragraph of “—Limitation on Restricted Payments” or to make Permitted Investments (other than Permitted Investments specified in clauses (1) and (3) of the definition thereof) and (b) Indebtedness or Disqualified Stock of the Issuer and Indebtedness, Disqualified Stock or Preferred Stock of the Issuer or, subject to the third paragraph of this covenant, any Restricted Subsidiary not otherwise permitted hereunder in an aggregate principal amount or liquidation preference which, when aggregated with the principal amount and liquidation preference of all other Indebtedness, Disqualified Stock and Preferred Stock then outstanding and incurred pursuant to this clause (12)(b), does not at any one time outstanding exceed the greater of (i) $70.0 million and (ii) 4.75% of Total Assets (it being understood that any Indebtedness, Disqualified Stock or Preferred Stock incurred pursuant to this clause (12)(b) shall cease to be deemed incurred or outstanding for purposes of this clause (12)(b) but shall be deemed incurred for the purposes of the first paragraph of this covenant from and after the first date on which the Issuer or such Restricted Subsidiary could have incurred such Indebtedness, Disqualified Stock or Preferred Stock under the first paragraph of this covenant without reliance on this clause (12)(b));

(13) the incurrence by the Issuer or any Restricted Subsidiary of Indebtedness, the issuance by the Issuer or any Restricted Subsidiary of Disqualified Stock or the issuance by any Restricted Subsidiary of Preferred Stock which serves to extend, replace, refund, refinance, renew or defease any Indebtedness incurred or Disqualified Stock or Preferred Stock issued as permitted under the first paragraph of this covenant and clauses (2), (3), (4) and (12)(a) above, this clause (13) and clauses (14) and (24) below or any Indebtedness incurred or Disqualified Stock or Preferred Stock issued to so extend, replace, refund, refinance, renew or defease such Indebtedness, Disqualified Stock or Preferred Stock including additional Indebtedness, Disqualified Stock or Preferred Stock incurred to pay premiums (including reasonable tender premiums), defeasance costs and fees in connection therewith (the “Refinancing Indebtedness”) prior to its respective maturity; provided that such Refinancing Indebtedness:

(a) has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is incurred which is not less than the remaining Weighted Average Life to Maturity of, the Indebtedness, Disqualified Stock or Preferred Stock being extended, replaced, refunded, refinanced, renewed or defeased;

(b) to the extent such Refinancing Indebtedness extends, replaces, refunds, refinances, renews or defeases (i) Indebtedness subordinated to the Notes or any Guarantee thereof, such Refinancing Indebtedness is subordinated to the Notes or the Guarantee thereof at least to the same extent as the Indebtedness being extended, replaced, refunded, refinanced, renewed or defeased or (ii) Disqualified Stock or Preferred Stock, such Refinancing Indebtedness must be Disqualified Stock or Preferred Stock, respectively; and

(c) shall not include:

(i) Indebtedness, Disqualified Stock or Preferred Stock of a Subsidiary of the Issuer that is not a Guarantor that refinances Indebtedness or Disqualified Stock of the Issuer;

(ii) Indebtedness, Disqualified Stock or Preferred Stock of a Subsidiary of the Issuer that is not a Guarantor that refinances Indebtedness, Disqualified Stock or Preferred Stock of a Subsidiary Guarantor; or

(iii) Indebtedness or Disqualified Stock of the Issuer or Indebtedness, Disqualified Stock or Preferred Stock of a Restricted Subsidiary that refinances Indebtedness, Disqualified Stock or Preferred Stock of an Unrestricted Subsidiary;

and, provided, further, that subclause (a) of this clause (13) will not apply to any extension, replacement, refunding, refinancing, renewal or defeasance of any Secured Indebtedness.

(14)(a) Indebtedness or Disqualified Stock of the Issuer or Indebtedness, Disqualified Stock or Preferred Stock of a Restricted Subsidiary, incurred or issued to finance an acquisition or (b) Indebtedness, Disqualified Stock or Preferred Stock of Persons that are acquired by the Issuer or any Restricted Subsidiary or merged into or consolidated with the Issuer or a Restricted Subsidiary in accordance with the terms of the Indenture; provided that in the case of clauses (a) and (b), after giving effect to such acquisition, merger, amalgamation or consolidation, either (x) the Issuer would be permitted to incur at least $1.00 of additional; Indebtedness pursuant to the Fixed Charge Coverage Test or (y) the Fixed Charge Coverage Ratio for the Issuer is greater than immediately prior to such acquisition, merger, amalgamation or consolidation and is at least 1.75:1;

(15) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business, provided that such Indebtedness is extinguished within five Business Days of its incurrence;

(16) Indebtedness of the Issuer or any of its Restricted Subsidiaries supported by a letter of credit issued pursuant to Credit Facilities that is incurred under clause (1) above, in a principal amount not in excess of the stated amount of such letter of credit;

(17)(a) any guarantee by the Issuer or a Restricted Subsidiary of Indebtedness or other obligations of any Restricted Subsidiary so long as the incurrence of such Indebtedness incurred by such Restricted Subsidiary is permitted under the terms of the Indenture, or (b) any guarantee by a Restricted Subsidiary of Indebtedness of the Issuer; provided that such guarantee is incurred in accordance with the covenant described below under “—Limitation on Guarantees of Indebtedness by Restricted Subsidiaries”;

(18) Indebtedness consisting of Indebtedness issued by the Issuer or any of its Restricted Subsidiaries to future, present or former employees, directors, officers, managers and consultants thereof, their respective Controlled Investment Affiliates or Immediate Family Members, in each case to finance the purchase or redemption of Equity Interests of the Issuer or any direct or indirect parent company of the Issuer to the extent described in clause (4) of the second paragraph under “-Limitation on Restricted Payments”;

(19) customer deposits and advance payments received in the ordinary course of business from customers for goods purchased in the ordinary course of business;

(20) Indebtedness in respect of Bank Products provided by banks or other financial institutions to the Issuer and its Restricted Subsidiaries in the ordinary course of business;

(21) Indebtedness incurred by a Restricted Subsidiary in connection with bankers’ acceptances, discounted bills of exchange or the discounting or factoring of receivables for credit management purposes, in each case incurred or undertaken in the ordinary course of business on arm’s length commercial terms on a recourse basis;

(22) Indebtedness of the Issuer or any of its Restricted Subsidiaries consisting of (a) the financing of insurance premiums or (b) take-or-pay obligations contained in supply arrangements in each case, incurred in the ordinary course of business;

(23)(a) the incurrence of Indebtedness of Foreign Subsidiaries of the Issuer in an amount not to exceed at any one time outstanding, 5.0% of the Foreign Subsidiary Total Assets and (b) the incurrence of Indebtedness of any Foreign Subsidiary or Subsidiaries of the Issuer in an amount not to exceed at any one time outstanding the Borrowing Base of such Foreign Subsidiary or Subsidiaries; provided that any Indebtedness incurred under this clause (23)(b) shall only be permitted to be used for working capital purposes of such Foreign Subsidiary or Subsidiaries;

(24) Indebtedness, Disqualified Stock or Preferred Stock of a Restricted Subsidiary incurred or issued to finance or assumed in connection with an acquisition in a principal amount not to exceed $20.0 million in the aggregate at any one time outstanding together with all other Indebtedness, Disqualified Stock and/or Preferred Stock incurred or issued under this clause (24) (it being understood that any Indebtedness, Disqualified Stock or Preferred Stock incurred pursuant to this clause (24) shall cease to be deemed incurred, issued or outstanding for purposes of this clause (24) but shall be deemed incurred for the purposes of the first paragraph of this covenant from and after the first date on which such Restricted Subsidiary could have incurred such Indebtedness, Disqualified Stock or Preferred Stock under the first paragraph of this covenant without reliance on this clause (24)); and

(25) Indebtedness of the Issuer or any of its Restricted Subsidiaries undertaken in connection with cash management and related activities with respect to any Subsidiary or joint venture in the ordinary course of business.

For purposes of determining compliance with this covenant:

(1) in the event that an item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) meets the criteria of more than one of the categories of Permitted Indebtedness, Disqualified Stock or Preferred Stock described in clauses (1) through (25) above or is entitled to be incurred pursuant to the first paragraph of this covenant, the Issuer, in its sole discretion, will classify or reclassify such item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) and will only be required to include the amount and type of such Indebtedness, Disqualified Stock or Preferred Stock in one of the above clauses or under the first paragraph of this covenant; provided that all Indebtedness outstanding under the ABL Facility on the Issue Date is treated as incurred on the Issue Date under clause (1) of the second paragraph above; and

(2) at the time of incurrence, the Issuer will be entitled to divide and classify an item of Indebtedness in more than one of the types of Indebtedness described in the first and second paragraphs above.

Accrual of interest or dividends, the accretion of accreted value, the accretion or amortization of original issue discount and the payment of interest or dividends in the form of additional Indebtedness, Disqualified Stock or Preferred Stock, as the case may be, of the same class will not be deemed to be an incurrence or issuance of Indebtedness, Disqualified Stock or Preferred Stock for purposes of this covenant.

For purposes of determining compliance with any U.S. dollar-denominated restriction on the incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term debt, or first committed, in the case of revolving credit debt; provided that if such Indebtedness is incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed (i) the principal amount of such Indebtedness being refinanced plus (ii) the aggregate amount of fees, underwriting discounts, premiums and other costs and expenses incurred in connection with such refinancing.

The principal amount of any Indebtedness incurred to refinance other Indebtedness, if incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such respective Indebtedness is denominated that is in effect on the date of such refinancing.

The Indenture provides that the Issuer will not, and will not permit any Subsidiary Guarantor to, directly or indirectly, incur any Indebtedness (including Acquired Indebtedness) that is subordinated or junior in right of payment to any Indebtedness of the Issuer or such Subsidiary Guarantor, as the case may be, unless such Indebtedness is expressly subordinated in right of payment to the Notes or such Subsidiary Guarantor’s Guarantee to the extent and in the same manner as such Indebtedness is subordinated to other Indebtedness of the Issuer or such Subsidiary Guarantor, as the case may be. The Indenture does not treat (1) unsecured Indebtedness as subordinated or junior to Secured Indebtedness merely because it is unsecured or (2) Indebtedness as subordinated or junior to any other Indebtedness merely because it has a junior priority with respect to the same collateral.

Liens

The Issuer will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume or suffer to exist any Lien that secures Obligations under any Indebtedness or any related Guarantee of Indebtedness, on any asset or property of the Issuer or any Restricted Subsidiary, or any income or profits therefrom, or assign or convey any right to receive income therefrom in each such case to the extent such asset, property, income or profits constitute Collateral, except that, other than as provided in the next paragraph, the foregoing shall not apply to (i) Liens securing the Notes and the related Guarantees (and the exchange notes and the related guarantees in respect thereof) and (ii) (a) Permitted Liens, (b) Liens securing (x) Indebtedness and other Obligations permitted to be incurred under Credit Facilities, including any letter of credit facility relating thereto, that was incurred pursuant to clause (1) of the second paragraph under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and (y) obligations of the Issuer or any Subsidiary in respect of any Bank Products or Hedging Obligations provided by any arranger, agent or lender party to any Credit Facility or any Affiliate of such arranger, agent or lender (or any Person that was an arranger; agent or lender or an Affiliate of an arranger, agent or lender at the time the applicable agreements pursuant to which such Bank Products or Hedging Obligations are provided or were entered into); provided, however, that this subclause (ii)(b) will not permit simultaneous first-priority Liens in respect of such Indebtedness on both the ABL Collateral and the Notes Collateral and (c) Liens securing Indebtedness permitted to be incurred under the covenant described above under “-Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; provided that, with respect to Liens securing Indebtedness permitted under this subclause (ii)(c), at the time of incurrence and after giving pro forma effect thereto, the Senior Secured Leverage Ratio would be no greater than 3.50 to 1.00.

Notwithstanding anything to the contrary in this Indenture, the Issuer will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume or suffer to exist any Lien that secures Obligations under any Indebtedness or related Guarantee of Indebtedness (other than Permitted Liens, except for such Permitted Liens as are permitted by clause (6) of the definition thereof in respect of Indebtedness incurred pursuant to clauses (12)(b) and (13) (unless the initial Indebtedness was so permitted to be secured) of the second paragraph under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”) on any inventory of the Issuer or its Restricted Subsidiaries other than (i) pursuant to Indebtedness incurred pursuant to clause (1) of the second paragraph under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and any refinancings thereof, provided that such Indebtedness does not constitute debt securities issued in a capital markets transaction, (ii) obligations of the Issuer or any Restricted Subsidiary in respect of any Bank Products provided by any lender party to any Credit Facility permitted to be secured pursuant to clause (i) of this paragraph or any Affiliate of such lender (or any Person that was a lender or an Affiliate of a lender at the time the applicable agreements pursuant to which such Bank Products are provided were entered into) and (iii) Hedging Obligations secured under any Credit Facility permitted to be secured pursuant to clause (i) of this paragraph that are otherwise permitted to be incurred under the Indenture.

Merger, Consolidation or Sale of All or Substantially All Assets

The Issuer may not consolidate or merge with or into or wind up into (whether or not the Issuer is the surviving Person), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets, in one or more related transactions, to any Person unless:

(1) the Issuer is the surviving Person or the Person formed by or surviving any such consolidation, amalgamation or merger (if other than the Issuer) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made, is a Person organized or existing under the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (such Person, as the case may be, being herein called the “Successor Company”); provided that in the case where the surviving Person is not a corporation, a co-obligor of the Notes is a corporation;

(2) the Successor Company, if other than the Issuer, expressly assumes all the obligations of the Issuer under the Indenture, the Notes and the Collateral Documents pursuant to supplemental indenture or other documents or instruments;

(3) immediately after such transaction, no Default exists;

(4) immediately after giving pro forma effect to such transaction and any related financing transactions, as if such transactions had occurred at the beginning of the applicable four-quarter period,

(a) the Successor Company or the Issuer would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Test, or

(b) the Fixed Charge Coverage Ratio for the Issuer would be greater than the Fixed Charge Coverage Ratio for the Issuer immediately prior to such transaction;

(5) each Guarantor, unless it is a Subsidiary Guarantor that is the other party to the transactions described above, in which case clause (1)(b) of the second succeeding paragraph shall apply, shall have by supplemental indenture confirmed that its Guarantee shall apply to such Person’s obligations under the Indenture, the Notes, the Collateral Documents and the Registration Rights Agreement;

(6) the Issuer shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, merger, amalgamation or transfer and such supplemental indenture, if any, comply with the Indenture.

The Successor Company will succeed to, and be substituted for the Issuer under the Indenture, the Guarantees and the Notes, as applicable. Notwithstanding the immediately preceding clauses (3) and (4),

(7) any Restricted Subsidiary that is not a Subsidiary Guarantor may consolidate or amalgamate with or merge into or transfer all or part of its properties and assets to the Issuer or any Restricted Subsidiary,

(8) any Subsidiary Guarantor may consolidate or amalgamate with or merge into or transfer all or part of its properties and assets to the Issuer or a Subsidiary Guarantor (or to a Restricted Subsidiary if that Restricted Subsidiary becomes a Subsidiary Guarantor); and

(9) the Issuer may merge with an Affiliate of the Issuer solely for the purpose of reincorporating the Issuer in the United States, the District of Columbia or any territory thereof so long as the amount of Indebtedness of the Issuer and its Restricted Subsidiaries is not increased thereby.

Subject to certain limitations described in the Indenture governing release of a Guarantee upon the sale, disposition or transfer of a Subsidiary Guarantor, no Guarantor will, and the Issuer will not permit any Subsidiary Guarantor to, consolidate, amalgamate or merge with or into or wind up into (whether or not such Guarantor is the surviving Person), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets, in one or more related transactions, to any Person unless:

(1)(a) such Guarantor is the surviving Person or the Person formed by or surviving any such consolidation, amalgamation or merger (if other than such Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a Person organized or existing under: the laws of the jurisdiction of organization of such Guarantor, as applicable, or the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (such surviving Guarantor or such Person, as the case may be, being herein called the “Successor Person”);

(b) the Successor Person, if other than such Guarantor, expressly assumes all the obligations of such Guarantor under the Indenture and such Guarantor’s related Guarantee pursuant to supplemental indenture or other documents or instruments;

(c) immediately after such transaction, no Default exists; and

(d) the Issuer shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, merger, amalgamation or transfer and such supplemental indenture, if any, comply with the Indenture.

(2) with respect to the Subsidiary Guarantors, the transaction is made in compliance with the first paragraph of the covenant described under “Repurchase at the Option of Holders-Asset Sales.”

Subject to certain limitations described in the Indenture, the Successor Person will succeed to, and be substituted for, such Guarantor under the Indenture and such Guarantor’s Guarantee. The foregoing clauses do not apply to the Transactions or any related transaction occurring on the Issue Date. Notwithstanding the foregoing, any Subsidiary Guarantor may (1) merge or consolidate with or into, wind up into or transfer all or part of its properties and assets to another Subsidiary Guarantor or the Issuer, (2) merge with an Affiliate of the Issuer solely for the purpose of reincorporating the Subsidiary Guarantor in the United States, any state thereof, the District of Columbia or any territory thereof or (3) convert into a corporation, partnership, limited partnership, limited liability corporation or trust organized or existing under the laws of the jurisdiction of organization of such Subsidiary Guarantor.

Transactions with Affiliates

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Issuer (each of the foregoing, an “Affiliate Transaction”) involving aggregate payments or consideration in excess of $7.5 million, unless:

(1) such Affiliate Transaction is on terms that are not materially less favorable to the Issuer or its relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Issuer or such Restricted Subsidiary with an unrelated Person on an arm’s-length basis; and

(2) the issuer delivers to the Trustee with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate payments or consideration in excess of $15.0 million, a resolution adopted by the majority of the board of directors of the Issuer approving such Affiliate Transaction and set forth in an Officer’s Certificate certifying that such Affiliate Transaction complies with clause (1) above.

The foregoing provisions will not apply to the following:

(1) transactions between or among the Issuer or any of its Restricted Subsidiaries or any entity that becomes a Restricted Subsidiary as a result of such transaction;

(2) Restricted Payments permitted by the provisions of the Indenture described above under the covenant “—Limitation on Restricted Payments” and the definition of “Permitted Investments”;

(3) the payment of management, consulting, monitoring, advisory and other fees and related expenses (including indemnification and other similar amounts) pursuant to the Management Fee Agreement (plus any unpaid management, consulting, monitoring, advisory and other fees and related expenses (including indemnification and similar amounts) accrued in any prior year) and the termination fees pursuant to the Management Fee Agreement, or, in each case, any amendment thereto so long as any such amendment is not materially disadvantageous in the good faith judgment of the board of directors of the Issuer to the Holders when taken as a whole, as compared to the Management Fee Agreement as in effect on the Issue Date;

(4) the payment of reasonable and customary fees and compensation paid to, and indemnities and reimbursements and employment and severance arrangements provided on behalf of or for the benefit of, current or former employees, directors, officers, managers, distributors or consultants of the Issuer, any of its direct or indirect parent companies or any of its Restricted Subsidiaries;

(5) transactions in which the Issuer or any of its Restricted Subsidiaries, as the case may be, delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to the Issuer or such Restricted Subsidiary from a financial point of view or stating that the terms are not materially less favorable to the Issuer or its relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Issuer or such Restricted Subsidiary with an unrelated Person on an arm’s-length basis;

(6) any agreement as in effect as of the Issue Date, or any amendment thereto (so long as any such amendment is not disadvantageous in any material respect in the good faith judgment of the board of directors of the Issuer to the Holders when taken as a whole as compared to the applicable agreement as in effect on the Issue Date);

(7) the existence of, or the performance by the Issuer or any of its Restricted Subsidiaries of its obligations under the terms of, any stockholders agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the Issue Date and any similar agreements which it may enter into thereafter; provided that the existence of, or the performance by the Issuer or any of its Restricted Subsidiaries of obligations under any future amendment to any such existing agreement or under any similar agreement entered into after the Issue Date shall only be permitted by this clause (7) to the extent that the terms of any such amendment or new agreement are not otherwise disadvantageous in any material respect in the good faith judgment of the board of directors of the Issuer to the Holders when taken as a whole;

(8) the Transactions and the payment of all fees and expenses related to the Transactions, including Transaction Expenses;

(9) transactions with customers, clients, suppliers, contractors, joint venture partners or purchasers or sellers of goods or services that are Affiliates, in each case in the ordinary course of business and otherwise in compliance with the terms of the Indenture which are fair to the Issuer and its Restricted Subsidiaries, in the reasonable determination of the board of directors of the Issuer or the senior management thereof, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party;

(10) the issuance of Equity Interests (other than Disqualified Stock) of the Issuer to any direct or indirect parent company of the Issuer or to any Permitted Holder or to any employee, director, officer, manager, distributor or consultant (or their respective Controlled Investment Affiliates or Immediate Family Members) of the Issuer, any of its direct or indirect parent companies or any of its Restricted Subsidiaries;

(11) sales of accounts receivable, or participations therein, or Securitization Assets or related assets in connection with or any Qualified Securitization Facility;

(12) payments by the Issuer or any of its Restricted Subsidiaries to any of the Investors made for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including, without limitation, in connection with acquisitions or divestitures which payments are approved by a majority of the board of directors of the Issuer in good faith;

(13) payments and Indebtedness and Disqualified Stock (and cancellation of any thereof) of the Issuer and its Restricted Subsidiaries and Preferred Stock (and cancellation of any thereof) of any Restricted Subsidiary to any future, current or former employee, director, officer, manager or consultant (or their respective Controlled Investment Affiliates or Immediate Family Members) of the Issuer, any of its Subsidiaries or any of its direct or indirect parent companies pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement or any stock subscription or shareholder agreement; and any employment agreements, stock option plans and other compensatory arrangements (and any successor plans thereto) and any supplemental executive retirement benefit plans or arrangements with any such employees, directors, officers, managers or consultants (or their respective Controlled Investment Affiliates or Immediate Family Members) that are, in each case, approved by the Issuer in good faith;

(14) investments by any of the Investors in securities of the Issuer or any of its Restricted Subsidiaries (and payment of reasonable out-of-pocket expenses incurred by such Investors in connection therewith) so long as (a) the investment is being offered generally to other investors on the same or more favorable terms and (b) the investment constitutes less than 5.0% of the proposed or outstanding issue amount of such class of securities;

(15) payments to or from, and transactions with, any joint venture in the ordinary course of business (including, without limitation, any cash management activities related thereto);

(16) payments by the Issuer (and any direct or indirect parent company thereof) and its Subsidiaries pursuant to tax sharing agreements among the Issuer (and any such parent company) and its Subsidiaries; provided that in each case the amount of such payments in any fiscal year does not exceed the amount that the Issuer, its Restricted Subsidiaries and its Unrestricted Subsidiaries (to the extent of amount received from Unrestricted Subsidiaries) would be required to pay in respect of foreign, federal, state and local taxes for such fiscal year were the Issuer, its Restricted Subsidiaries and its Unrestricted Subsidiaries (to the extent described above) to pay such taxes separately from any such parent entity;

(17) any lease entered into between the Issuer or any Restricted Subsidiary, as lessee and any Affiliate of the Issuer, as lessor, which is approved by a majority of the disinterested members of the board of directors of the Issuer in good faith; and

(18) intellectual property licenses in the ordinary course of business.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

The Issuer will not, and will not permit any of its Restricted Subsidiaries that is not a Guarantor to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any such Restricted Subsidiary to:

(1)(a) pay dividends or make any other distributions to the Issuer or any of its Restricted Subsidiaries on its Capital Stock or with respect to any other interest or participation in, or measured by, its profits, or

(b) pay any Indebtedness owed to the Issuer or any of its Restricted Subsidiaries that is a Guarantor;

(2) make loans or advances to the Issuer or any of its Restricted Subsidiaries that is a Guarantor; or

(3) sell, lease or transfer any of its properties or assets to the Issuer or any of its Restricted Subsidiaries, except (in each case) for such encumbrances or restrictions existing under or by reason of:

(a) contractual encumbrances or restrictions in effect on the Issue Date, including pursuant to the ABL Facility and the related documentation and Hedging Obligations, the Senior Subordinated Notes and the related indenture;

(b) the Indenture, the Notes and the guarantees thereof;

(c) purchase money obligations for property acquired in the ordinary course of business and Capital Lease Obligations that impose restrictions of the nature discussed in clause (3) above on the property so acquired;

(d) applicable law or any applicable rule, regulation or order;

(e) any agreement or other instrument of a Person acquired by or merged or consolidated with or into the Issuer or any of its Restricted Subsidiaries in existence at the time of such acquisition or at the time it merges with or into the Issuer or any of its Restricted Subsidiaries or assumed in connection with the acquisition of assets from such Person (but, in any such case, not created in contemplation thereof), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person so acquired and its Subsidiaries, or the property or assets of the Person so acquired and its Subsidiaries or the property or assets so acquired;

(f) contracts for the sale of assets, including customary restrictions with respect to a Subsidiary of the Issuer pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Subsidiary;

(g) Secured Indebtedness otherwise permitted to be incurred pursuant to the covenants described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “—Liens” that limit the right of the debtor to dispose of the assets securing such Indebtedness;

(h) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(i) other Indebtedness, Disqualified Stock or Preferred Stock of Foreign Subsidiaries permitted to be incurred subsequent to the Issue Date pursuant to the provisions of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(j) customary provisions in joint venture agreements and other similar agreements relating solely to such joint venture;

(k) customary provisions contained in leases, sub-leases, licenses, sub-licenses or similar agreements, including with respect to intellectual property and other agreements, in each case, entered . into in the ordinary course of business;

(1) restrictions created in connection with any Qualified Securitization Facility that, in the good faith determination of the Issuer are necessary or advisable to effect such Qualified Securitization Facility;

(m) restrictions or conditions contained in any trading, netting, operating, construction, service, supply, purchase, sale or other agreement to which the Issuer or any of its Restricted Subsidiaries is a party entered into in the ordinary course of business; provided that such agreement prohibits the encumbrance of solely the property or assets of the Issuer or such Restricted Subsidiary that are the subject to such agreement, the payment rights arising thereunder or the proceeds thereof and does not extend to any other asset or property of the Issuer or such Restricted Subsidiary or the assets or property of another Restricted Subsidiary;

(n) any encumbrance or restriction with respect to a Subsidiary Guarantor or a Foreign Subsidiary or Securitization Subsidiary which was previously an Unrestricted Subsidiary pursuant to or by reason of an agreement that such Subsidiary is a party to or entered into before the date on which such Subsidiary became a Restricted Subsidiary; provided that such agreement was not entered into in anticipation of an Unrestricted Subsidiary becoming a Restricted Subsidiary and any such encumbrance or restriction does not extend to any assets or property of the Issuer or any other Restricted Subsidiary other than the assets and property of such Subsidiary;

(o) other Indebtedness, Disqualified Stock or Preferred Stock permitted to be incurred subsequent to the Issue Date pursuant to the provisions of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; provided that, in, the judgment of the Issuer, such incurrence will not materially impair the Issuer’s ability to make payments under the Notes when due; and

(p) any encumbrances or restrictions of the type referred to in clauses (1), (2) and (3) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (a) through (o) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Issuer, no more restrictive in any material respect with respect to such encumbrance and other restrictions taken as a whole than those prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

Limitation on Guarantees of Indebtedness by Restricted Subsidiaries

The Issuer will not permit any of its Wholly-Owned Subsidiaries that are Restricted Subsidiaries (and non-Wholly-Owned Subsidiaries if such non-Wholly-Owned Subsidiaries guarantee other capital markets debt securities of the Issuer or any Subsidiary Guarantor), other than a Subsidiary Guarantor, a Foreign Subsidiary (except any Foreign Subsidiary that guarantees any Indebtedness of the Issuer under the ABL Facility or capital markets debt securities of the Issuer or any Subsidiary Guarantor) or a Securitization Subsidiary to guarantee the payment of any Indebtedness of the Issuer or any other Guarantor unless:

(1) such Restricted Subsidiary within 30 days executes and delivers a supplemental indenture to the Indenture providing for a Guarantee by such Restricted Subsidiary, except that with respect to a guarantee of Indebtedness of the Issuer or any Subsidiary Guarantor, if such Indebtedness is by its express terms subordinated in right of payment to the Notes or such Subsidiary Guarantor’s Guarantee, any such guarantee by such Restricted Subsidiary with respect to such Indebtedness shall be subordinated in right of payment to such Guarantee substantially to the same extent as such Indebtedness is subordinated to the Notes; and

(2) such Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against the Issuer or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Guarantee;

provided that this covenant shall not be applicable to (i) any guarantee of any Restricted Subsidiary that existed at the time such Person became a Restricted Subsidiary and was not incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary and (ii) guarantees of any Qualified Securitization Facility by any Restricted Subsidiary. The Issuer may elect, in its sole discretion, to cause any Subsidiary that is not otherwise required to be a Guarantor to become a Guarantor, in which case such Subsidiary shall not be required to comply with the 30 day period described in clause (1) above.

After-Acquired Property

Promptly following the acquisition by the Issuer or any Subsidiary Guarantor of any After-Acquired Property (but subject to the limitations, if applicable, described under “—Security for the Notes-Notes Collateral,” “—Security for the Notes-ABL Collateral,” “—Security for the Notes-Excluded Assets” and “—Security for the Notes-Limitations on Stock Collateral”) the Issuer or such Subsidiary Guarantor shall execute and deliver such mortgages, deeds of trust, security instruments, financing statements and, in the case of interests in real property, certificates and opinions of counsel, as shall be reasonably necessary to vest in the Notes Collateral Agent a perfected security interest in such After-Acquired Property and to have such After-Acquired Property added to the Notes Collateral or the ABL Collateral, as applicable, and thereupon all provisions of the Indenture relating to the Notes Collateral or the ABL Collateral, as applicable, shall be deemed to relate to such After-Acquired Property to the same extent and with the same force and effect.

Reports and Other Information

Notwithstanding that the Issuer may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, the Indenture requires the Issuer to file with the SEC (and make available to the Trustee and Holders of the Notes (without exhibits), without cost to any Holder, within 15 days after it files them with the SEC) from and after the Issue Date,

(1) within 90 days after the end of each fiscal year, annual reports on Form 10-K, or any successor or comparable form, containing the information required to be contained therein, or required in such successor or comparable form;

(2) within 45 days after the end of each of the first three fiscal quarters of each fiscal year, reports on Form 10-Q containing all quarterly information that would be required to be contained in Form 10-Q, or any successor or comparable form; and

(3) promptly from time to time after the occurrence of an event required to be therein reported, such other reports on Form 8-K, or any successor or comparable form.

in each case, in a manner that complies in all material respects with the requirements specified in such form; provided that the Issuer shall not be so obligated to file such reports with the SEC (i) if the SEC does not permit such filing or (ii) prior to consummation of an exchange offer or effectiveness of a shelf registration statement, in which event the Issuer will make available such information to prospective purchasers of Notes, in addition to providing such information (subject, in the case of required financial information, to exceptions consistent with the presentation of financial information in this prospectus, to the extent filed within the times specified above) to the Trustee and the Holders of the Notes, in each case within 15 days after the applicable time the Issuer would be required to file such information pursuant to the immediately preceding sentence. In addition, to the extent not satisfied by the foregoing, the Issuer has agreed that, for so long as any Notes are outstanding, it will furnish to Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act. Any report required to be delivered under clause (2) above prior to the first date of delivery of a report pursuant to clause (1) following the Issue Date shall not be required to contain all purchase accounting adjustments relating to the Transactions to the extent it is not practicable to include any such adjustments in such report.

The Indenture permits the Issuer to satisfy its obligations in this covenant with respect to financial information relating to the Issuer by furnishing financial information relating to Holdings (or any parent entity of Holdings) as long as Holdings (or any such parent entity of Holdings) provides a Guarantee of the Notes; provided that the same is accompanied by consolidating information that explains in reasonable detail the differences between the information relating to Holdings, on the one hand, and the information relating to the Issuer and its Restricted Subsidiaries on a standalone basis, on the other hand.

Notwithstanding the foregoing, such requirements shall be deemed satisfied prior to the commencement of the exchange offer or the effectiveness of the shelf registration statement by (1) the filing with the SEC of the exchange offer registration statement or shelf registration statement (or any other similar registration statement), and any amendments thereto, with such financial information that satisfies Regulation S-X of the Securities Act, subject to exceptions consistent with the presentation of financial information in this prospectus, to the extent filed within the time specified above or (2) by posting on its website or providing to the Trustee by the applicable date the Issuer would be required to file such information as specified above, the financial information (including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section) that would be required to be included in such reports, subject to exceptions consistent with the presentation of financial information in this prospectus, to the extent posted within the times specified above. Notwithstanding anything to the contrary herein, the financial information for the fiscal quarter ended July 3, 2010 shall not be required to comply with Regulation S-X so long as it is prepared in a manner consistent with the financial information provided in this prospectus or include any purchase accounting adjustments or financial statement footnotes.

Notwithstanding anything herein to the contrary, the Issuer will not be deemed to have failed to comply with any of its obligations hereunder for purposes of clause (3) under “Events of Default and Remedies” until 90 days after the date any report hereunder is due.

Events of Default and Remedies

The Indenture provides that each of the following is an Event of Default:

(1) default in payment when due and payable, upon redemption, acceleration or otherwise, of principal of, or premium, if any, on the Notes;

(2) default for 30 days or more in the payment when due of interest or Additional Interest on or with respect to the Notes;

(3) failure by the Issuer or any Guarantor for 60 days after receipt of written notice given by the Trustee or the Holders of not less than 25% in principal amount of the then outstanding Notes to comply with any of its obligations, covenants or agreements (other than a default referred to in clause (1) or (2) above) contained in the Indenture, the Notes or the Collateral Documents;

(4) default under any mortgage, indenture or instrument under which there is issued or by which there is secured or evidenced any Indebtedness for money borrowed by Holdings, the Issuer or any of its Restricted Subsidiaries or the payment of which is guaranteed by Holdings, the Issuer or any of its Restricted Subsidiaries, other than Indebtedness owed to the Issuer or a Restricted Subsidiary, whether such Indebtedness or guarantee now exists or is created after the issuance of the Notes, if both:

(a) such default either results from the failure to pay any principal of such Indebtedness at its stated final maturity (after giving effect to any applicable grace periods) or relates to an obligation other than the obligation to pay principal of any such Indebtedness at its stated final maturity and results in the holder or holders of such Indebtedness causing such Indebtedness to become due prior to its stated maturity; and

(b) the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at stated final maturity (after giving effect to any applicable grace periods), or the maturity of which has been so accelerated, aggregate $25.0 million or more at any one time outstanding;

(5) failure by Holdings, the Issuer or any Significant Subsidiary (or any group of Restricted Subsidiaries that together (determined as of the most recent consolidated financial statements of the Issuer for a fiscal quarter end provided as required under “Reports”) would constitute a Significant Subsidiary) to pay final judgments aggregating in excess of $25.0 million (net of amounts covered by insurance policies issued by reputable insurance companies), which final judgments remain unpaid, undischarged and unstayed for a period of more than 60 days after such judgment becomes final, and in the event such judgment is covered by insurance, an enforcement proceeding has been commenced by any creditor upon such judgment or decree which is not promptly stayed;

(6) certain events of bankruptcy or insolvency with respect to Holdings, the Issuer or any Significant Subsidiary (or any group of Restricted Subsidiaries that together (determined as of the most recent consolidated financial statements of the Issuer for a fiscal quarter end provided as required under “—Reports”) would constitute a Significant Subsidiary);

(7) the Guarantee of Holdings, any Significant Subsidiary (or any group of Restricted Subsidiaries that together (determined as of the most recent consolidated financial statements of the Issuer for a fiscal quarter end provided as required under “—Reports”) would constitute a Significant Subsidiary) shall for any reason cease to be in full force and effect or be declared null and void or any responsible officer of Holdings or any Guarantor that is a Significant Subsidiary (or the responsible officers of any group of Restricted Subsidiaries that together (as of the most recent consolidated financial statement of the Issuer for a fiscal quarter end) would constitute a Significant Subsidiary), as the case may be, denies in writing that it has any further liability under its Guarantee or gives written notice to such effect, other than by reason of the termination of the Indenture or the release of any such Guarantee in accordance with the Indenture; or

(8) with respect to any Collateral, individually or in the aggregate, having a fair market value in excess of $50.0 million, any of the Collateral Documents ceases to be in full force and effect, or any of the Collateral Documents ceases to give the holders of the Notes the Liens purported to be created thereby, o any of the Collateral Documents is declared null and void or Holdings, the Issuer or any Restricted Subsidiary denies in writing that it has any further liability under any Security Document or gives written notice to such effect (in each case (i) other than in accordance with the terms of the indenture or the terms of the ABL Facility or the Collateral Documents or (ii) unless waived by the requisite lenders under the ABL Facility if, after that waiver, the Issuer is in compliance with the covenant described under “Security for the Notes”), except to the extent that any such loss of perfection or priority results from the failure of the Trustee to maintain possession of certificates actually delivered to it representing securities pledged under the Collateral Documents; provided that if a failure of the sort described in this clause (8) is susceptible of cure, no Event of Default shall arise under this clause (8) with respect thereto until 30 days after notice of such failure shall have been given to the Issuer by the Trustee or the holders of at least 25% in principal amount of the then outstanding Notes issued under the Indenture.

If any Event of Default (other than of a type specified in clause (6) above) occurs and is continuing under the Indenture, the Trustee or the Holders of at least 25.0% in principal amount of the then total outstanding Notes may declare the principal, premium, if any, interest and any other monetary obligations on all the then outstanding Notes to be due and payable immediately.

Upon the effectiveness of such declaration, such principal of and premium, if any, and interest will be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising under clause (6) of the first paragraph of this section, all outstanding Notes will become due and payable without further action or notice. The Indenture provides that the Trustee may withhold from the Holders notice of any continuing Default, except a Default relating to the payment of principal, premium, if any, or interest, if it determines that withholding notice is in their interest. In addition, the Trustee will have no obligation to accelerate the Notes if in the best judgment of the Trustee acceleration is not in the best interests of the Holders of the Notes.

The Indenture provides that the Holders of a majority in aggregate principal amount of the then outstanding Notes by notice to the Trustee may on behalf of the Holders of all of the Notes waive any existing Default and its consequences under the Indenture (except a continuing Default in the payment of interest on, premium, if any, or the principal of any Note held by a non-consenting Holder) and rescind any acceleration with respect to the Notes and its consequences (except if such rescission would conflict with any judgment of a court of competent jurisdiction). In the event of any Event of Default specified in clause (4) above, such Event of Default and all consequences thereof (excluding any resulting payment default, other than as a result of acceleration of the Notes) shall be annulled, waived and rescinded, automatically and without any action by the Trustee or the Holders, if within 20 days after such Event of Default arose:

(1) the Indebtedness or guarantee that is the basis for such Event of Default has been discharged; or

(2) holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default; or

(3) the default that is the basis for such Event of Default has been cured.

Subject to the provisions of the Indenture relating to the duties of the Trustee thereunder, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the Holders of the Notes unless the Holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no Holder of a Note may pursue any remedy with respect to the Indenture or the Notes unless:

(1) such Holder has previously given the Trustee notice that an Event of Default is continuing;

(2) Holders of at least 25.0% in principal amount of the total outstanding Notes have requested the Trustee to pursue the remedy;

(3) Holders of the Notes have offered the Trustee security or indemnity against any loss, liability or expense reasonably satisfactory to the Trustee;

(4) the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

(5) Holders of a majority in principal amount of the total outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

Subject to certain restrictions, under the Indenture the Holders of a majority in principal amount of the total outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any,. remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder of a Note or that would involve the Trustee in personal liability.

The Indenture provides that the Issuer is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Issuer is required to deliver to the Trustee a statement specifying any Default within five Business Days after becoming aware of such Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No past, present or future director, officer, employee, incorporator, member, partner or stockholder of the Issuer or any Guarantor or any of their direct or indirect parent companies (other than the Issuer and the Guarantors) shall have any liability, for any obligations of the Issuer or the Guarantors under the Notes, the Guarantees or the Indenture or for any claim based on, in respect of, or by reason of such obligations or their creation. Each Holder by accepting Notes waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

Legal Defeasance and Covenant Defeasance

The obligations of the Issuer and the Guarantors under the Indenture and the Collateral Documents will terminate (other than certain obligations) and will be released upon payment in full of all of the Notes. The Issuer may, at its option and at any time, elect to have all of its obligations discharged with respect to the Notes and have each Guarantor’s obligation discharged with respect to its Guarantee (“Legal Defeasance”), the Collateral released and cure all then existing Events of Default except for:

(1) the rights of Holders of Notes to receive payments in respect of the principal of, premium, if any, and interest on the Notes when such payments are due solely out of the trust created pursuant to the Indenture;

(2) the Issuer’s obligations with respect to Notes concerning issuing temporary Notes, registration of such Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the Trustee, and the Issuer’s obligations in connection therewith; and

(4) the Legal Defeasance provisions of the Indenture.

In addition, the Issuer may, at its option and at any time, elect to have its obligations and those of each Guarantor released with respect to substantially all of the restrictive covenants that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with such obligations shall not constitute a Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including bankruptcy, receivership, rehabilitation and insolvency events pertaining to the Issuer) described under “Events of Default and Remedies” will no longer constitute an Event of Default with respect to the Notes.

In order to exercise either Legal Defeasance or Covenant Defeasance with respect to the Notes:

(1) the Issuer must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes, cash in U.S. dollars, U.S. dollar-denominated Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest due on the Notes on the stated maturity date or on the redemption date, as the case may be, of such principal, premium, if any, or interest on such Notes and the Issuer must specify whether such Notes are being defeased to maturity or to a particular redemption date;

(2) in the case of Legal Defeasance, the Issuer shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions,

(a) the Issuer has received from, or there has been published by, the United States Internal Revenue Service a ruling, or

(b) since the issuance of the Notes, there has been a change in the applicable U.S. federal income, tax law,

in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, subject to customary assumptions and exclusions, the Holders and beneficial owners of the Notes will not recognize income, gain or loss for U.S. federal income tax purposes, as applicable, as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the Issuer shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions, the Holders and beneficial owners of the Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to such tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default (other than that resulting from borrowing funds to be applied to make such deposit and any similar and simultaneous deposit relating to other Indebtedness and, in each case, the granting of Liens in connection therewith) shall have occurred and be continuing on the date of such deposit;

(5) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under the ABL Facility, or any other material agreement or instrument (other than the Indenture) to which, the Issuer or any Guarantor is a party or by which the Issuer or any Guarantor is bound (other than that resulting from any borrowing of funds to be applied to make the deposit required to effect such Legal Defeasance or Covenant Defeasance and any similar and simultaneous deposit relating to other Indebtedness, and, in each case, the granting of Liens in connection therewith);

(6) the Issuer shall have delivered to the Trustee an Opinion of Counsel to the effect that, as of the date of such opinion and subject to customary assumptions and exclusions following the deposit, the trust funds will not be subject to the effect of Section 547 of Title 11 of the United States Code;

(7) the Issuer shall have delivered to the Trustee an Officer’s Certificate stating that the deposit was not made by the Issuer with the intent of defeating, hindering, delaying or defrauding any creditors of the Issuer, or any Guarantor or others; and

(8) the Issuer shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel (which Opinion of Counsel may be subject to customary assumptions and exclusions) each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance, as the case may be, have been complied with.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect as to all Notes, when either:

(1) all Notes theretofore authenticated and delivered, except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust, have been delivered to the Trustee for cancellation; or

(2)(a) all Notes not theretofore delivered to the Trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise, will become due and payable within one year or are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuer and the Issuer or any Guarantor have irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders of the Notes, cash in U.S. dollars, U.S. dollar-denominated Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest to pay and discharge the entire indebtedness on the Notes not theretofore delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;

(b) no Default (other than that resulting from borrowing funds to be applied to make such deposit or any similar and simultaneous deposit relating to other Indebtedness and the granting of Liens in connection therewith) with respect to the Indenture or the Notes shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under the ABL Facility, or any other material agreement, or instrument (other than the Indenture) to which the Issuer or any Guarantor is a party or by which the Issuer or any Guarantor is bound (other than resulting from any borrowing of funds to be applied to make such deposit and any similar and simultaneous deposit relating to other Indebtedness and, in each case, the granting of Liens in connection therewith);

(c) the Issuer has paid or caused to be paid all sums payable by it under the Indenture; and

(d) the Issuer has delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be.

In addition, the Issuer must deliver an Officer’s Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the Indenture, any Guarantee, the Notes and the Collateral Documents may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding, including consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes, and any existing Default or compliance with any provision of the Indenture, the Notes or any Security Document issued thereunder may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes, other than Notes beneficially owned by the Issuer or its Affiliates (including consents obtained in connection with a purchase of or tender offer or exchange offer for the Notes).

The Indenture provides that, without the consent of each affected Holder of Notes, an amendment or waiver may not, with respect to any Notes held by a non-consenting Holder:

(1) reduce the principal amount of such Notes whose Holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed final maturity of any such Note or alter or waive the provisions with respect to the redemption of such Notes (for the avoidance of doubt, the provisions relating to the covenants described above under “Repurchase at the Option of Holders” are not redemptions of the Notes);

(3) reduce the rate of or change the time for payment of interest on any Note;

(4) waive a Default in the payment of principal of or premium, if any, or interest on the Notes, except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration, or in respect of a covenant or provision contained in the Indenture or any Guarantee which cannot be amended or modified without the consent of all Holders;

(5) make any Note payable in money other than that stated therein;

(6) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders to receive payments of principal of or premium, if any, or interest on the Notes;

(7) make any change in these amendment and waiver provisions;

(8) impair the right of any Holder to receive payment of principal of, or premium, if any, or interest on such Holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder’s Notes;

(9) make any change to or modify the ranking of the Notes that would adversely affect the Holders;

(10) except as expressly permitted by the Indenture, modify the Guarantees of Holdings or any Significant Subsidiary in any manner materially adverse to the Holders of the Notes; or

(11) release the Liens created by the Collateral Documents on all or substantially all the Collateral (other than in accordance with the terms of the ABL Facility or the Collateral Documents or with the consent of the requisite lenders under the ABL Facility).

In addition, without the consent of the Holders of at least 75% in principal amount of Notes then outstanding, no amendment, supplement or waiver may (1) modify any Collateral Document, the Intercreditor Agreement or the provisions in the Indenture dealing with the Collateral or the Collateral Documents that would release all or substantially all of the Collateral from the Liens of the Collateral Documents (except as permitted by the terms of the Indenture, the Collateral Documents and the Intercreditor Agreement) or change or alter the priority of the security interests in the Collateral, (2) make any change in any Security Document, any Intercreditor Agreement or the provisions in the Indenture dealing with the Collateral or the Collateral Documents or the application of trust proceeds of the Collateral that would adversely affect the Holders in any material respect or (3) modify the Intercreditor Agreement in any manner adverse to the Holders in any material respect other than in accordance with the terms of the Indenture, Collateral Documents and the Intercreditor Agreement.

Notwithstanding the foregoing, the Issuer or any Guarantor (with respect to a Guarantee or the Indenture to which it is a party) and the Trustee may amend or supplement the Indenture, the Collateral Documents and any Guarantee or Notes without the consent of any Holder:

(1) to cure any ambiguity, omission, mistake, defect or inconsistency;

(2) to provide for uncertificated Notes of such series in addition to or in place of certificated Notes;

(3) to comply with the covenant relating to mergers, amalgamations, consolidations and sales of assets;

(4) to provide for the assumption of the Issuer’s or any Guarantor’s obligations to the Holders;

(5) to make any change that would provide any additional rights or benefits to the Holders or that does not adversely affect the legal rights under the Indenture of any such Holder;

(6) to add covenants for the benefit of the Holders or to surrender any right or power conferred upon the Issuer or any Guarantor;

(7) to comply with requirements of the SEC in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act;

(8) to evidence and provide for the acceptance and appointment under the Indenture of a successor Trustee thereunder pursuant to the requirements thereof;

(9) to provide for the issuance of exchange notes or private exchange notes, which are identical to exchange notes except that they are not freely transferable;

(10) to add a Guarantor under the Indenture;

(11) to conform the text of the Indenture, Guarantees or the Notes to any provision of this “Description of the New Notes” to the extent that such provision in this “Description of the New Notes” was intended to be a verbatim recitation of a provision of the Indenture, Guarantee or Notes; or

(12) to make any amendment to the provisions of the Indenture relating to the transfer and legending of Notes as permitted by the Indenture, including, without limitation to facilitate the issuance and administration of the Notes; provided that (a) compliance with the Indenture as so amended would not result in Notes being transferred in violation of the Securities Act or any applicable securities law and (b) such amendment does not materially and adversely affect the rights of Holders to transfer Notes.

The consent of the Holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

Insurance

The Indenture provides that the Issuer and the Guarantors will, and will cause each Subsidiary to, maintain, with financially sound and reputable insurance companies (a) insurance in such amounts and against such risks, as are customarily maintained by similarly situated companies engaged in the same or similar businesses operating in the same or similar locations (after giving effect to any self-insurance reasonable and customary for similarly situated companies) and (b) all insurance required pursuant to the Collateral Documents (and shall cause the Notes Collateral Agent to be listed as a lenders’ loss payee (together with any other lenders’ loss payee in accordance with the Intercreditor Agreement) on property and casualty policies covering loss or damage to Collateral and as an additional insured on liability policies). The Issuer will furnish to the Notes Collateral Agent, upon request, information in reasonable detail as to the insurance so maintained.

The indenture requires that the Issuer name the Trustee and the Notes Collateral Agent as a co-loss payee on property and casualty policies and as an additional insured as its interests may appear on the liability policies listed above.

Notices

Notices given by publication or electronic delivery will be deemed given on the first date on which publication is made and notices given by first-class mail, postage prepaid, will be deemed given five calendar days after mailing.

Concerning the Trustee

The Indenture contains certain limitations on the rights of the Trustee thereunder, should it become a creditor of the Issuer, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

The Indenture provides that the Holders of a majority in principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of the Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Governing Law

The Indenture, the Notes and any Guarantee are and will be governed by and construed in accordance with the laws of the State of New York.

Certain Definitions

Set forth below are certain defined terms used in the Indenture. For purposes of the Indenture, unless otherwise specifically indicated, the term “consolidated” with respect to any Person refers to such Person consolidated with its Restricted Subsidiaries, and excludes from such consolidation any Unrestricted Subsidiary as if such Unrestricted Subsidiary were not an Affiliate of such Person.

“ABL Facility” means the Fifth Amended and Restated Loan and Security Agreement amended and restated, on the Issue Date by and among Holdings, the Issuer, the other borrowers party thereto, the lenders party thereto in their capacities as lenders thereunder and Bank of America, N.A., as Agent and the other agents party thereto, including any related notes, collateral documents, letters of credit and guarantees, instruments and agreements executed in connection therewith, and any appendices, exhibits or schedules to any of the foregoing (as the same may be in effect from time to time), and any amendments, supplements, modifications, extensions, renewals, restatements, refundings or refinancings thereof (whether with the original agents and lenders or other agents or lenders or otherwise, and whether provided under the original credit agreement or other credit agreements or otherwise) and any indenture, guarantees, credit facilities or commercial paper facilities with banks or other institutional lenders or investors that replace, refund, exchange or refinance any part of the loans, notes, guarantees, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount borrowable thereunder or alters the maturity thereof (provided that such increase in borrowings is permitted under “Certain Covenants-Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” above).

“ABL Lenders Debt” means (i) any Indebtedness outstanding from time to time under the ABL Facility, (ii) any Indebtedness which has a senior priority security interest relative to the Notes in the ABL Collateral, (iii) all obligations with respect to such Indebtedness and any Hedging Obligations entered into with any agent, arranger or lender (or their affiliates) under the ABL Facility (or any Person that was an arranger, agent or lender or an Affiliate of an arranger, agent or lender at the time the applicable agreements pursuant to which such Hedging Obligations are provided or were entered into) and (iv) all Bank Products entered into with any agent, arranger or lender (or their affiliates) under the ABL Facility (or any Person that was an arranger, agent or lender or an Affiliate of an arranger, agent or lender at the time the applicable agreements pursuant to which such Bank Products are provided or were entered into).

“Acquired Indebtedness” means, with respect to any specified Person,

(1) Indebtedness of any other Person existing at the time such other Person is merged or consolidated with or into or became a Restricted Subsidiary of such specified Person, including Indebtedness incurred in connection with, or in contemplation of, such other Person merging or consolidating with or into or becoming a Restricted Subsidiary of such specified Person, and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Acquisition” means the transactions contemplated by the Transaction Agreement, including but not limited to the merger of Accelerate Acquisition Corp. with Holdings.

“Additional Interest” means all additional interest then owing pursuant to the Registration Rights Agreement.

“Additional Parity Debt” means the Additional Notes and any additional Secured Indebtedness that is ranked pari passu with the Notes and is permitted to be incurred pursuant to the terms of the Indenture; provided that (i) the representative of such Additional Parity Debt executes a joinder agreement to the Collateral Agency Agreement and, if applicable, to the other Collateral Documents, in each case in the form attached thereto, agreeing to be bound thereby and (ii) the Issuer has designated such Indebtedness as “Additional Parity Debt” thereunder.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

“After-Acquired Property” means any and all assets or property (other than Excluded Assets) acquired after the Issue Date, including any property or assets acquired by the Issuer or a Guarantor from another Guarantor, which in each case constitutes Collateral or would have constituted Collateral had such assets and property been owned by the Issuer or Guarantor on the Issue Date.

“Applicable Premium” means, with respect to any Note on any Redemption Date, the greater of:

(1) 1.0% of the principal amount of such Note, and

(2) the excess, if any, of (a) the present value at such Redemption Date of (i) the redemption price of such Note at June 1, 2013 (such redemption price being set forth in the table appearing above under “Optional Redemption”), plus (ii) all required remaining scheduled interest payments due on such Note through June 1, 2013 (excluding accrued but unpaid interest to the Redemption Date), computed using a discount rate equal to the Treasury Rate as of such Redemption Date plus 50 basis points; over (b) the principal amount of such Note.

“Asset Sale” means:

(1) the sale, conveyance, transfer or other disposition, whether in a single transaction or a series of related transactions (including by way of a Sale and Lease-Back Transaction) of property or assets of the Issuer or any of its Restricted Subsidiaries (each referred to in this definition as a “disposition”); or

(2) the issuance or sale of Equity Interests of any Restricted Subsidiary (other than Preferred Stock of Restricted Subsidiaries issued in compliance with the covenant described under “-Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”), whether in a single transaction or a series of related transactions;

in each case, other than:

(a) any disposition of Cash Equivalents or obsolete or worn out property or equipment in the ordinary course of business or any disposition of inventory or goods (or other assets) held for sale or no longer used in the ordinary course of business;

(b) the disposition of all or substantially all of the assets of the Issuer in a manner permitted pursuant to the provisions described above under “Certain Covenants-Merger, Consolidation or Sale of All or Substantially All Assets” or any disposition that constitutes a Change of Control pursuant to the Indenture;

(c) the making of any Restricted Payment that is permitted to be made, and is made, under the covenant described above under “Certain Covenants-Limitation on Restricted Payments” including the making of any Permitted Investment;

(d) any disposition of assets or issuance or sale of Equity Interests of any Restricted Subsidiary in any transaction or series of related transactions with an aggregate fair market value of less than $10.0 million;

(e) any disposition of property or assets or issuance of securities by a Restricted Subsidiary to the Issuer or by the Issuer or a Restricted Subsidiary to a Restricted Subsidiary;

(f) to the extent allowable under Section 1031 of the Internal Revenue Code of 1986, any exchange of like property (excluding any boot thereon) for use in a Similar Business;

(g) the lease, assignment, sub-lease, license or sub-license of any real or personal property in the ordinary course of business;

(h) any issuance or sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

(i) foreclosures, condemnation, expropriation or any similar action with respect to assets or the granting of Liens not prohibited by the Indenture;

(j) sales of accounts receivable, or participations therein, or Securitization Assets (other than royalties or other revenues (except accounts receivable)) or related assets in connection with any Qualified Securitization Facility;

(k) any financing transaction with respect to property built or acquired by the Issuer or any Restricted Subsidiary after the Issue Date, including Sale and Lease-Back Transactions and asset securitizations permitted by the Indenture;

(1) the sale or discount of inventory, accounts receivable or notes receivable in the ordinary course of business or the conversion of accounts receivable to notes receivable;

(m) the licensing or sub-licensing of intellectual property or other general intangibles in the ordinary course of business, other than the licensing of intellectual property on a long-term basis;

(n) any surrender or waiver of contract rights or the settlement, release or surrender of contract rights or other litigation claims in the ordinary course of business;

(o) the unwinding of any Hedging Obligations;

(p) sales, transfers and other dispositions of Investments in joint ventures to the extent required by, or made pursuant to, customary buy/sell arrangements between the joint venture parties set forth in joint venture arrangements and similar binding arrangements;

(q) the abandonment of intellectual property rights in the ordinary course of business, which in the reasonable good faith determination of the Issuer are not material to the conduct of the business of the Issuer and its Restricted Subsidiaries taken as a whole;

(r) the issuance by a Restricted Subsidiary of Preferred Stock or Disqualified Stock that is permitted by the covenant described under “Certain Covenants-Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; and

(s) the issuance of directors’ qualifying shares and shares issued to foreign nationals as required by applicable law.

“Bank Products” means any facilities or services related to cash management, including treasury, depository, overdraft, credit or debit card, purchase card, electronic funds transfer and other cash management arrangements and commercial credit card and merchant card services.

“Borrowing Base” means, as of any date, an amount equal to the sum of:

(1) 85% of the aggregate book value of all accounts receivable of the Issuer and its Restricted Subsidiaries; and

(2) 70% of the aggregate book value of all inventory owned by the Issuer and its Restricted Subsidiaries,

all calculated on a consolidated basis in accordance with GAAP.

“Business Day” means each day which is not a Legal Holiday.

“Calculation Date” means the date on which the event for which the calculation of the Senior Secured Leverage Ratio or the Fixed Charge Coverage Ratio, as applicable, shall occur.

“Capitalized Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) prepared in accordance with GAAP.

“Capitalized Software Expenditures” shall mean, for any period, the aggregate of all expenditures (whether paid in cash or accrued as liabilities) by a Person and its Restricted Subsidiaries during such period in respect of licensed or purchased software or internally developed software and software enhancements that, in conformity with GAAP, are or are required to be reflected as capitalized costs on the consolidated balance sheet of Person and its Restricted Subsidiaries.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

“Cash Equivalents” means:

(1) United States dollars;

(2)(a) Canadian dollars, pounds sterling, euros or any national currency of any participating member state of the EMU; or

(b) in the case of any Foreign Subsidiary that is a Restricted Subsidiary, such local currencies held by it from time to time in the ordinary course of business;

(3) securities issued or directly and fully and unconditionally guaranteed or insured by the U.S. government or any agency or instrumentality thereof the securities of which are unconditionally guaranteed as a full faith and credit obligation of such government with maturities of 12 months or less from the date of acquisition;

(4) certificates of deposit, time deposits and eurodollar time deposits with maturities of 12 months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any domestic or foreign commercial bank having capital and surplus of not less than $500.0 million in the case of U.S. banks and $100.0 million (or the U.S. dollar equivalent as of the date of determination) in the case of non-U.S. banks;

(5) repurchase obligations for underlying securities of the types described in clauses (3), (4) and (8) entered into with any financial institution or recognized securities dealer meeting the qualifications specified in clause (4) above;

(6) commercial paper rated at least P-2 by Moody’s or at least A-2 by S&P (or, if at any time neither Moody’s nor S&P shall be rating such obligations, an equivalent rating from another Rating Agency) and in each case maturing within 24 months after the date of creation thereof and Indebtedness or Preferred Stock issued by Persons with a rating of “A” or higher from S&P or “A-2” or higher from Moody’s with maturities of 24 months or less from the date of acquisition;

(7) marketable short-term money market and similar funds having a rating of at least P-2 or A-2 from either Moody’s or S&P, respectively (or, if at any time neither Moody’s nor S&P shall be rating such obligations, an equivalent rating from another Rating Agency);

(8) readily marketable direct obligations issued by any state, commonwealth or territory of the United States or any political subdivision or taxing authority thereof having an Investment Grade Rating from either Moody’s or S&P (or, if at any time neither Moody’s nor S&P shall be rating such obligations, an equivalent rating from another Rating Agency) with maturities of 24 months or less from the date of acquisition;

(9) readily marketable direct obligations issued by any foreign government or any political subdivision or public instrumentality thereof, in each case having an Investment Grade Rating from either Moody’s or S&P (or, if at any time neither Moody’s nor S&P shall be rating such obligations, an equivalent rating from another Rating Agency) with maturities of 24 months or less from the date of acquisition;

(10) Investments with average maturities of 12 months or less from the date of acquisition in money market funds rated AAA- (or the equivalent thereof) or better by S&P or Aaa3 (or the equivalent thereof) or better by Moody’s (or, if at any time neither Moody’s nor S&P shall be rating such obligations, an equivalent rating from another Rating Agency); and

(11) investment funds investing at least 90.0% of their assets in securities of the types described in clauses (1) through (10) above.

In the case of Investments by any Foreign Subsidiary that is a Restricted Subsidiary or Investments made in a country outside the United States of America, Cash Equivalents shall also include (a) investments of the type and maturity described in clauses (1) through (8) and clauses (10) and (11) above of foreign obligors, which Investments or obligors (or the parents of such obligors) have ratings described in such clauses or equivalent ratings from comparable foreign rating agencies and (b) other short-term investments utilized by Foreign Subsidiaries that are Restricted Subsidiaries in accordance with normal investment practices for cash management in investments analogous to the foregoing investments in clauses (1) through (11) and in this paragraph.

Notwithstanding the foregoing, Cash Equivalents shall include amounts denominated in currencies other than those set forth in clauses (1) and (2) above, provided that such amounts are converted into any currency listed in clauses (1) and (2) as promptly as practicable and in any event within ten Business Days following the receipt of such amounts.

“Change of Control” means the occurrence of any of the following after the Issue Date (and excluding, for the avoidance of doubt, the Transactions):

(1) the sale, lease or transfer, in one or a series of related transactions, of all or substantially all of the assets of the Issuer and its Subsidiaries, taken as a whole, to any Person other than a Permitted Holder; or

(2) the Issuer becomes aware of (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) the acquisition by any Person or group (within the meaning of Section 1 3(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than one or more Permitted Holders, in a single transaction or in a related series of transactions, by way of merger, amalgamation, consolidation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision) of 50.0% or more of the total voting power of the Voting Stock of the Issuer or any of its direct or indirect parent companies.

“Collateral” means the Notes Collateral and the ABL Collateral.

“Collateral Agency Agreement” means the Intercreditor and Collateral Agency Agreement, dated as of the Issue Date, among the Issuer, each Guarantor, The Bank of New York Mellon Trust Company, N.A., as Notes Collateral Agent, and The Bank of New York Mellon Trust Company, N.A., as Trustee, and as it may be amended from time to time in accordance with the Indenture.

“Collateral Documents” means, collectively, the security agreements, pledge agreements, mortgages, collateral assignments, deeds of trust and all other pledges, agreements, financing statements, patent, trademark or copyright filings, mortgages or other filings or documents that create or purport to create a Lien in the Collateral in favor of the Notes Collateral Agent and/or the Trustee (for the benefit of the Holders of the Notes), the Intercreditor Agreement and the Collateral Agency Agreement, in each case as they may be amended from time to time, and any instruments of assignment, control agreements, lockbox letters or other instruments or agreements executed pursuant to the foregoing.

“Consolidated Depreciation and Amortization Expense” means with respect to any Person for any period, the total amount of depreciation and amortization expense of such Person, including the amortization of deferred financing fees, debt issuance costs, commissions, fees and expenses and Capitalized Software Expenditures of such Person and its Restricted Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with GAAP.

“Consolidated Interest Expense” means, with respect to any Person for any period, without duplication, the sum of:

(1) consolidated interest expense in respect of Indebtedness of such Person and its Restricted Subsidiaries for such period, to the extent such expense was deducted (and not added back) in computing Consolidated Net Income (including (a) amortization of original issue discount resulting from the issuance of Indebtedness at less than par, (b) all commissions, discounts and other fees and charges owed with respect to letters of credit or bankers acceptances, (c) non-cash interest payments (but excluding any non-cash interest expense attributable to the movement in the mark to market valuation of Hedging Obligations or other derivative instruments pursuant to GAAP), (d) the interest component of Capitalized Lease Obligations, (e) net payments, if any, made (less net payments, if any, received), pursuant to interest rate Hedging Obligations with respect to Indebtedness, and excluding (t) any expense resulting from the discounting of any Indebtedness in connection with the application of recapitalization accounting or, if applicable, purchase accounting in connection with the Transactions or any acquisition, (u) penalties and interest relating to taxes, (v) any Additional Interest and any “additional interest” or “liquidated damages” with respect to other securities for failure to timely comply with registration rights obligations, (w) amortization of deferred financing fees, debt issuance costs, commissions, fees and expenses and discounted liabilities, (x) any expensing of bridge, commitment and other financing fees, (y) commissions, discounts, yield and other fees and charges (including any interest expense) related to any Qualified Securitization Facility and (z) any accretion of accrued interest on discounted liabilities); plus

(2) consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued; less

(3) interest income of such Person and its Restricted Subsidiaries for such period.

For purposes of this definition, interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by such Person to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP.

“Consolidated Net Income” means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, and otherwise determined in accordance with GAAP; provided that, without duplication,

(1) the cumulative effect of a change in accounting principles (effected either through cumulative effect adjustment or a retroactive application, in each case, in accordance with GAAP) and changes as a result of the adoption or modification of accounting policies during such period shall be excluded;

(2) any net after-tax effect of gains or losses attributable to asset dispositions or abandonments (including any disposal of abandoned or discontinued operations) or the sale or other disposition of any Capital Stock of any Person other than in the ordinary course of business as determined in good faith by the Issuer shall be excluded;

(3) the Net Income for such period of any Person that is an Unrestricted Subsidiary or any Person that is not a Subsidiary or that is accounted for by the equity method of accounting shall be excluded; provided that Consolidated Net Income of the Issuer shall be increased by the amount of dividends or distributions or other payments that are actually paid in Cash Equivalents (or to the extent converted into Cash Equivalents) to the Issuer or a Restricted Subsidiary thereof in respect of such period and the net losses of any such Person shall only be included to the extent funded with cash from the Issuer or any Restricted Subsidiary;

(4) solely for the purpose of determining the amount available for Restricted Payments under clause (3)(a) of the first paragraph of “Certain Covenants-Limitation on Restricted Payments,” the Net Income for such period of any Restricted Subsidiary (other than any Guarantor) shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of its Net Income is not at the date of determination permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule, or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restriction with respect to the payment of dividends or similar distributions has been legally waived, provided that Consolidated Net Income of the Issuer will be increased by the amount of dividends or other distributions or other payments actually paid in cash (or to the extent converted into cash) to the Issuer or a Restricted Subsidiary thereof in respect of such period, to the extent not already included therein;

(5) effects of adjustments (including the effects of such adjustments pushed down to the Issuer and its Restricted Subsidiaries) in the inventory, property and equipment, software, goodwill, other intangible assets, in-process research and development, deferred revenue, debt line items and other noncash charges in such Person’s consolidated financial statements pursuant to GAAP resulting from the application of recapitalization accounting or, if applicable, purchase accounting in relation to the Transactions or any consummated acquisition or the amortization or write-off of any amounts thereof, net of taxes, shall be excluded;

(6) any net after-tax effect of income (loss) from the early extinguishment or conversion of (a) Indebtedness, (b) Hedging Obligations or (c) other derivative instruments shall be excluded;

(7) any impairment charge or asset write-off or write-down, including impairment charges or asset write-offs or write-downs related to intangible assets, long-lived assets, investments in debt and equity securities or as a result of a change in law or regulation, in each case, pursuant to GAAP, and the amortization of intangibles arising pursuant to GAAP shall be excluded;

(8) any non-cash compensation charge or expense, including any such charge or expense arising from —; the grants of stock appreciation or similar rights, stock options, restricted stock or other rights or equity incentive programs shall be excluded, and any cash charges associated with the rollover, acceleration, or payout of Equity Interests by management of the Issuer or any of its direct or indirect parent companies in connection with the Transactions, shall be excluded;

(9) any fees, expenses or charges incurred during such period, or any amortization thereof for such period, in connection with any acquisition, Investment, Asset Sale, disposition, incurrence or repayment of

Indebtedness (including such fees, expenses or charges related to the offering of the Notes and the ABL Facility), issuance of Equity Interests, refinancing transaction or amendment or modification of any debt instrument (including any amendment or other modification of the Notes and the ABL Facility) and including, in each case, any such transaction consummated prior to the Issue Date and any such transaction undertaken but not completed, and any charges or non-recurring merger costs incurred during such period as a result of any such transaction, in each case whether or not successful, shall be excluded;

(10) accruals and reserves that are established within twelve months after the Issue Date that are so required to be established as a result of the Transactions (or within twelve months after the closing of any acquisition that are so required to be established as a result of such acquisition) in accordance with GAAP shall be excluded;

(11) any expenses, charges or losses that are covered by indemnification or other reimbursement provisions in connection with any investment, acquisition or any sale, conveyance, transfer or other disposition of assets permitted under the Indenture, to the extent actually reimbursed, or, so long as the Issuer has made a determination that a reasonable basis exists for indemnification or reimbursement and only to the extent that such amount is (i) not denied by the applicable carrier (without any right of appeal thereof) within 180 days and (ii) in fact indemnified or reimbursed within 365 days of such determination (with a deduction in the applicable future period for any amount so added back to the extent not so indemnified or reimbursed within such 365 days), shall be excluded,

(12) to the extent covered by insurance and actually reimbursed, or, so long as the Issuer has made a determination that there exists reasonable evidence that such amount will in fact be reimbursed by the insurer and only to the extent that such amount is in fact reimbursed within 365 days of the date of such determination (with a deduction in the applicable future period for any amount so added back to the extent not so reimbursed within such 365 day period), expenses, charges or losses with respect to liability or casualty events or business interruption shall be excluded;

(13) any net unrealized gain or loss (after any offset) resulting in such period from Hedging Obligations and the application of Accounting Standards Codification 815 shall be excluded;

(14) any net unrealized gain or loss (after any offset) resulting in such period from currency translation and transaction gains or losses including those related to currency remeasurements of Indebtedness (including any net loss or gain resulting from Hedging Obligations for currency exchange risk) and any other monetary assets and liabilities shall be excluded; and

(15) effects of adjustments to accruals and reserves during a prior period relating to any change in the methodology of calculating reserves for returns, rebates and other chargebacks (including government program rebates) shall be excluded.

In addition, to the extent not already included in the Consolidated Net Income of such Person and its Restricted Subsidiaries, notwithstanding anything to the contrary in the foregoing, Consolidated Net Income shall include the amount of proceeds received from business interruption insurance and reimbursements of any expenses and charges that are covered by indemnification or other reimbursement provisions in connection with any Permitted Investment or any sale, conveyance, transfer or other disposition of assets permitted under the Indenture.

Notwithstanding the foregoing, for the purpose of the covenant described under “Certain Covenants—Limitation on Restricted Payments” only (other than clause (3)(d) of the first paragraph thereof), there shall be excluded from Consolidated Net Income any income arising from any sale or other disposition of Restricted Investments made by the Issuer and its Restricted Subsidiaries, any repurchases and redemptions of Restricted Investments from the Issuer and its Restricted Subsidiaries, any repayments of loans and advances which constitute Restricted Investments by the Issuer or any of its Restricted Subsidiaries, any sale of the stock of an Unrestricted Subsidiary or any distribution or dividend from an Unrestricted Subsidiary, in each case only to the extent such amounts increase the amount of Restricted Payments permitted under such covenant pursuant to clause (3)(d) thereof.

“Consolidated Total Indebtedness” means, as at any date of determination, an amount equal to the sum of (1) the aggregate amount of all outstanding Indebtedness of the Issuer and its Restricted Subsidiaries on a consolidated basis consisting of Indebtedness for borrowed money, Obligations in respect of Capitalized Lease Obligations and debt obligations evidenced by promissory notes and similar instruments, as determined in accordance with GAAP (excluding for the avoidance of doubt all undrawn amounts under revolving credit facilities and letters of credit and all obligations under Qualified Securitization Facilities and all Hedging Obligations) and (2) the aggregate amount of all outstanding Disqualified Stock of the Issuer and all Preferred Stock of its Restricted Subsidiaries on a consolidated basis, with the amount of such Disqualified Stock and Preferred Stock equal to the greater of their respective voluntary or involuntary liquidation preferences and maximum fixed repurchase prices, in each case determined on a consolidated basis in accordance with GAAP. For purposes hereof, the “maximum fixed repurchase price” of any Disqualified Stock or Preferred Stock that does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Stock or Preferred Stock as if such Disqualified Stock or Preferred Stock were purchased on any date on which Consolidated Total Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Stock or Preferred Stock, such fair market value shall be determined reasonably and in good faith by the Issuer. The U.S. dollar-equivalent principal amount of any Indebtedness denominated in a foreign currency will reflect the currency translation effects, determined in accordance with GAAP, of Hedging Obligations for currency exchange risks with respect to the applicable currency in effect on the date of determination of the U.S. dollar-equivalent principal amount of such Indebtedness.

“Contingent Obligations” means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness (“primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent:

(1) to purchase any such primary obligation or any property constituting direct or indirect security therefor;

(2) to advance or supply funds

(a) for the purchase or payment of any such primary obligation, or

(b) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor; or

(3) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

“Controlled Investment Affiliate” means, as to any Person, any other Person, other than any Investor, which directly or indirectly is in control of, is controlled by, or is under common control with such Person and is organized by such Person (or any Person controlling such Person) primarily for making direct or indirect equity or debt investments in the Issuer and/or other companies.

“Credit Facilities” means, with respect to Holdings, the Issuer or any of its Restricted Subsidiaries, one or more debt facilities, including the ABL Facility, or other financing arrangements (including, without limitation, commercial paper facilities or indentures) providing for revolving credit loans, term loans, letters of credit or other long-term indebtedness, including any notes, mortgages, guarantees, collateral documents, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications, extensions, renewals, restatements or refundings thereof and any indentures or credit facilities or commercial paper facilities that replace, refund or refinance any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount permitted to be borrowed thereunder or alters the maturity thereof (provided that such increase in borrowings is permitted under “Certain Covenants-Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”) or adds Restricted Subsidiaries as additional borrowers or guarantors thereunder and, whether by the same or any other agent, lender or group of lenders.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Designated Non-cash Consideration” means the fair market value of non-cash consideration received by the Issuer or a Restricted Subsidiary in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an Officer’s Certificate, setting forth the basis of such valuation, executed by the principal financial officer of the Issuer, less the amount of Cash Equivalents received in connection with a subsequent sale, redemption or repurchase of or collection or payment on such Designated Non-cash Consideration.

“Designated Preferred Stock” means Preferred Stock of the Issuer or any direct or indirect parent company thereof (in each case other than Disqualified ,Stock), that is issued for cash (other than to a Restricted Subsidiary or an employee stock ownership plan or trust established by the Issuer or any of its Subsidiaries) and is so designated as Designated Preferred Stock, pursuant to an Officer’s Certificate executed by the principal financial officer of the Issuer or the applicable parent company thereof, as the case may be, on the issuance date thereof, the cash proceeds of which are excluded from the calculation set forth in clause (3) of the first paragraph of “Certain Covenants-Limitation on Restricted Payments.”

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which, by its terms, or by the terms of any security into which it is convertible or for which it is putable or exchangeable, or upon the happening of any event, matures or is mandatorily redeemable (other than solely as a result of a change of control or asset sale) pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof (other than solely as a result of a change of control or asset sale), in whole or in part, in each case prior to the date 91 days after the earlier of the maturity date of the Notes or the date the Notes are no longer outstanding; provided that any Capital Stock held by any future, current or former employee, director, officer, manager or consultant (or their respective Controlled Investment Affiliates (excluding TPG Capital, L.P. (but not excluding any future, current or former employee, director, officer, manager or consultant)) or Immediate Family Members), of the Issuer, any of its Subsidiaries, any of its direct or indirect parent companies or any other entity in which the Issuer or a Restricted Subsidiary has an Investment and is designated in good faith as an “affiliate” by the board of directors of the Issuer (or the compensation committee thereof), in each case pursuant to any stock subscription or shareholders’ agreement, management equity plan or stock option plan or any other management or employee benefit plan or agreement shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Issuer or its Subsidiaries or in order to satisfy applicable statutory or regulatory obligations.

“EBITDA” means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period

(1) increased (without duplication) by the following, in each case (other than clauses (i) and (1)) to the extent deducted (and not added back) in determining Consolidated Net Income for such period:

(a) provision for taxes based on income or profits or capital, including, without limitation, federal, state, provincial, franchise, excise and similar taxes and foreign withholding taxes (including any future taxes or other levies which replace or are intended to be in lieu of such taxes and any penalties and interest related to such taxes or arising from tax examinations) and the net tax expense associated with any adjustments made pursuant to clauses (1) through (14) of the definition of “Consolidated Net Income”; plus

(b) Fixed Charges of such Person for such period (including (x) net losses or Hedging Obligations or other derivative instruments entered into for the purpose of hedging interest rate risk, net of interest income and gains with respect to such obligations, (y) costs of surety bonds in connection with financing activities, and (z) amounts excluded from Consolidated Interest Expense as set forth in clauses (1)(t) through (z) in the definition thereof); plus

(c) Consolidated Depreciation and Amortization Expense of such Person for such period; plus

(d) the amount of any restructuring charges, accruals or reserves; plus

(e) any other non-cash charges, including (A) any write offs or write downs reducing Consolidated Net Income for such period, (B) equity-based awards compensation expense, (C) losses on sales, disposals or abandonment of, or any impairment charges or asset write-down or write-off related to, intangible assets, long-lived assets and investments in debt and equity securities and (D) all losses from investments recorded using the equity method (provided that if any such non-cash charges represent an accrual or reserve for potential cash items in any future period, the cash payment in respect thereof in such future period shall be subtracted from EBITDA to such extent, and excluding amortization of a prepaid cash item that was paid in a prior period); plus

(f) the amount of any minority interest expense consisting of Subsidiary income attributable to minority equity interests of third parties in any non-Wholly Owned Subsidiary; plus

(g) the amount of management, monitoring, consulting and advisory fees (including termination and transaction fees) and related indemnities and expenses paid or accrued in such period under the Management Fee Agreement or otherwise to the Investors to the extent otherwise permitted under “Certain Covenants-Transactions with Affiliates”; plus

(h) the amount of extraordinary, nonrecurring or unusual losses (including all fees and expenses relating thereto) or expenses, Transaction Expenses, integration costs, transition costs, pre-opening, opening, consolidation and closing costs for facilities, costs incurred in connection with any strategic initiatives, costs or accruals or reserves incurred in connection with acquisitions after the Issue Date, other business optimization expenses (including costs and expenses relating to business optimization programs and new systems design and implementation costs), restructuring costs (including those incurred in connection with cost-savings pursuant to clause (i) below and the definition of “Fixed Charge Coverage Ratio”) and curtailments or modifications to pension and postretirement employee benefit plans; plus

(i) the amount of “run-rate” cost savings and synergies projected by the Issuer in good faith to result from actions either taken or expected to be taken within 12 months after the end of such period (which cost savings and synergies shall be subject only to certification by management of the Issuer and calculated on a pro forma basis as though such cost savings and synergies had been realized on the first day of such period), net of the amount of actual benefits realized from such actions (it is understood and agreed that “run-rate” means the full recurring benefit that is associated with any action taken or expected to be taken, provided that some portion of such benefit is expected to be realized within 12 months of taking such action) (which adjustments may be incremental to pro forma cost savings adjustments made pursuant to the definition of “Fixed Charge Coverage Ratio”); plus

(j) the amount of loss on sale of receivables, Securitization Assets and related assets to any Securitization Subsidiary in connection with a Qualified Securitization Facility; plus

(k) any costs or expense incurred by Holdings, the Issuer or a Restricted Subsidiary pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement or any stock subscription or shareholder agreement, to the extent that such cost or expenses are funded with cash proceeds contributed to the capital of the Issuer or net cash proceeds of an issuance of Equity Interest of the Issuer (other than Disqualified Stock) solely to the extent that such net cash proceeds are excluded from the calculation set forth in clause (3) of the first paragraph under “Certain Covenants-Limitation on Restricted Payments”; plus

(1) cash receipts (or any netting arrangements resulting in reduced cash expenditures) not representing EBITDA or Consolidated Net Income in any period to the extent non-cash gains relating to such income were deducted in the calculation of EBITDA pursuant to clause (2) below for any previous period and not added back; plus

(m) any net loss from disposed or discontinued operations;

(2) decreased (without duplication) by the following, in each case to the extent included in determining Consolidated Net Income for such period:

(a) non-cash gains increasing Consolidated Net Income of such Person for such period, excluding any non-cash gains to the extent they represent the reversal of an accrual or reserve for a potential cash item that reduced EBITDA in any prior period; plus

(b) any non-cash gains with respect to cash actually received in a prior period unless such cash did not increase EBITDA in such prior period; plus

(c) any net income from disposed or discontinued operations; plus

(d) extraordinary gains and unusual or non-recurring gains (less all fees and expenses relating thereto); and

(3) increased or decreased (without duplication) by, as applicable, any adjustments resulting from the application of FASB Accounting Standards Codification 460, Guarantees.

“EMU” means economic and monetary union as contemplated in the Treaty on European Union.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock, but excluding any debt security that is convertible into, or exchangeable for, Capital Stock.

“Equity Offering” means any public or private sale of common stock or Preferred Stock of the Issuer or any of its direct or indirect parent companies (excluding Disqualified Stock), other than:

(1) public offerings with respect to the Issuer’s or any direct or indirect parent company’s common stock registered on Form S-4 or Form S-8;

(2) issuances to any Subsidiary of the Issuer; and

(3) any such public or private sale that constitutes an Excluded Contribution.

“euro” means the single currency of participating member states of the EMU.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Excluded Capital Stock” shall mean (a) any Capital Stock with respect to which the Issuer and the Trustee have reasonably determined that the costs (including any costs resulting from material adverse tax consequences) of pledging such Equity Interests shall be excessive in view of the benefits to be obtained by the Holders therefrom, (b) solely in the case of any pledge of Capital Stock of any Foreign Subsidiary to secure the Obligations under the Notes, any Capital Stock that are voting Capital Stock of such Foreign Subsidiary in excess of 65% of the outstanding voting Capital Stock of such class, (c) any Capital Stock to the extent the pledge thereof would be prohibited by any applicable law, rule or regulation or contractual obligation, (d) the Capital Stock of any Subsidiary that is not wholly owned by the Issuer and its Subsidiaries at the time such Subsidiary becomes a Subsidiary (for so long as such Subsidiary remains a non-wholly owned Subsidiary), (e) the Capital Stock of any Subsidiary whose assets, as reflected on their most recent balance sheet prepared in accordance with GAAP, and revenues for the twelve-month period ending on the last day of the most recent fiscal quarter for which financial statements are available, do not exceed $1.0 million, (f) the Capital Stock of any Subsidiary of a, Foreign Subsidiary and (g) the Capital Stock of any Unrestricted Subsidiary. Notwithstanding anything in this definition to the contrary, the Capital Stock of the Issuer, Am-Pac Tire Dist. Inc. and Tire Pros Francorp shall not be deemed “Excluded Capital Stock” under the Indenture or the Collateral Documents.

“Excluded Contract” means at any date any rights or interest of the Issuer or any Guarantor in any property or assets or under any agreement, contract, license, lease, instrument, document or other general intangible or, in the case of any investment property, under any applicable equity holder or similar agreement (referred to solely for purposes of this definition as a “Contract”) to the extent that such Contract by the terms of a restriction in favor of a Person who is not the Issuer or any Guarantor, or any requirement of law, prohibits, or requires any consent or establishes any other condition for or could our would be terminated, abandoned, invalidated, rendered unenforceable, or would be breached or defaulted under because of an assignment thereof or a grant of a security interest therein by the Issuer or a Guarantor; provided that: (i) rights to payment under any such Contract otherwise constituting an Excluded Contract by virtue of this definition shall be included in the Collateral to the extent permitted thereby or by Section 9-406 or Section 9-408 of the Uniform Commercial Code and (ii) all proceeds paid or payable to any of the Issuer or any Guarantor from any sale, transfer or assignment of such contract and all rights to receive such proceeds shall be included in the Collateral.

“Excluded Contribution” means net cash proceeds, marketable securities or Qualified Proceeds received by the Issuer from

(1) contributions to its common equity capital; and

(2) the sale (other than to a Subsidiary of the Issuer or to any management equity plan or stock option plan or any other management or employee benefit plan or agreement of the Issuer) of Capital Stock (other than Disqualified Stock and Designated Preferred Stock) of the Issuer;

in each case designated as Excluded Contributions pursuant to an Officer’s Certificate executed by the principal financial officer of the Issuer on the date such capital contributions are made or the date such Equity Interests are sold, as the case may be, which are excluded from the calculation set forth in clause (3) of the first paragraph under “Certain Covenants-Limitation on Restricted Payments.”

“Excluded Equipment” means at any date any equipment or other assets or property of the Issuer or any Guarantor which is subject to, or secured by, a Capitalized Lease Obligation or a purchase money obligation if and to the extent that (i) a restriction in favor of a Person who is not the Issuer or a Restricted Subsidiary or has been incurred pursuant to clause (4) of the second paragraph under “Certain Covenants-Limitation on the Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” contained in the agreements or documents granting or governing such Capitalized Lease Obligation or purchase money obligation or other obligation under clause (4) of the second paragraph under “Certain Covenants-Limitation on the Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” prohibits, or requires any consent or establishes any other conditions for or would or could be terminated, abandoned, invalidated, rendered unenforceable, or would be breached or defaulted under such agreement or document because of an assignment thereof, or a grant of a security interest therein, by the Issuer or any Guarantor and (ii) such restriction relates only to the asset or assets acquired by the Issuer or any Guarantor with the proceeds of such Capitalized Lease Obligation or purchase money obligation or other obligation under clause (4) of the second paragraph under “Certain Covenants-Limitation on the Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” and attachments and accessions thereto, improvements thereof or substitutions therefor; provided that all proceeds paid or payable to any of the Issuer or any Guarantor from any sale, transfer or assignment or other voluntary or involuntary disposition of such assets and all rights to receive such proceeds shall be included in the Collateral to the extent not otherwise required to be paid to the holder of any Capitalized Lease Obligations or purchase money obligations or other obligations under clause (4) of the second paragraph under “Certain Covenants-Limitation on the Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” secured by such assets.

“fair market value” means, with respect to any asset or liability, the fair market value of such asset or liability as determined by the Issuer in good faith.

“Fixed Charge Coverage Ratio” means, with respect to any Person for any period, the ratio of EBITDA of such Person for such period to the Fixed Charges of such Person for such period. In the event that the Issuer or any Restricted Subsidiary incurs, assumes, guarantees, redeems, repays, retires or extinguishes any Indebtedness (other than Indebtedness incurred or repaid under any revolving credit facility) unless such Indebtedness has been permanently repaid and has not been replaced) or issues or redeems Disqualified Stock or Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to or simultaneously with the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Fixed Charge Coverage Ratio Calculation Date”), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee, redemption, repayment, retirement or extinguishment of Indebtedness, or such issuance or redemption of Disqualified Stock or Preferred Stock, as if the same had occurred at the beginning of the applicable four-quarter period.

For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, amalgamations, consolidations and discontinued operations (as determined in accordance with GAAP) that have been made by the Issuer or any of its Restricted Subsidiaries during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Fixed Charge Coverage Ratio Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, amalgamations, consolidations and discontinued operations (and the change in any associated fixed charge obligations and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into the Issuer or any of its Restricted Subsidiaries since the beginning of such period shall have made any Investment, acquisition, disposition, merger, amalgamation, consolidation or discontinued operation that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, merger, amalgamation, consolidation or discontinued operation had occurred at the beginning of the applicable four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to an Investment, acquisition, disposition, merger, amalgamation or consolidation (including the Transactions), the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Issuer (and may include, for the avoidance of doubt, cost savings, synergies and operating expense reductions resulting from such Investment, acquisition, merger, amalgamation or consolidation (including the Transactions) which is being given pro forma effect that have been or are expected to be realized). If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Fixed Charge Coverage Ratio Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Issuer to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period except as set forth in the first paragraph of this definition. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or, similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Issuer may designate.

“Fixed Charges” means, with respect to any Person for any period, the sum of, without duplication:

(1) Consolidated Interest Expense of such Person for such period;

(2) all cash dividends or other distributions paid (excluding items eliminated in consolidation) on any series of Preferred Stock during such period; and

(3) all dividends or other distributions paid or accrued (excluding items eliminated in consolidation) on any series of Disqualified Stock during such period.

“Foreign Subsidiary” means, with respect to any Person, any Restricted Subsidiary of such Person that is not organized or existing under the laws of the United States, any state thereof, the District of Columbia, or any territory thereof and any Restricted Subsidiary of such Foreign Subsidiary.

“Foreign Subsidiary Total Assets” means the total assets of the Foreign Subsidiary or Subsidiaries that are not Guarantors, as determined in accordance with GAAP in good faith by the Issuer, without intercompany eliminations between such Foreign Subsidiaries and the Issuer and its other Subsidiaries.

“GAAP” means generally accepted accounting principles in the United States of America which are in effect on the Issue Date.

“Government Securities” means securities that are:

(1) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged; or

(2) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuers thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such Government Securities or a specific payment of principal of or interest on any such Government Securities held by such custodian for the account of the holder of such depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Securities or the specific payment of principal of or interest on the Government Securities evidenced by such depository receipt.

“guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other obligations.

“Guarantee” means the guarantee by any Guarantor of the Issuer’s Obligations under the Indenture and the Notes.

“Guarantor” means Holdings and each Subsidiary Guarantor.

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, commodity swap agreement, commodity cap agreement, commodity collar agreement, foreign exchange contract, currency swap agreement or similar agreement (including equity derivative agreements) providing for the transfer or mitigation of interest rate, currency, commodity risks or equity risks either generally or under specific contingencies.

“Holder” means the Person in whose name a Note is registered on the registrar’s books.

“Holdings” means American Tire Distributors Holdings, Inc., a Delaware corporation and the direct parent of the Issuer.

“Immediate Family Members” means with respect to any individual, such individual’s child, stepchild, grandchild or more remote descendant, parent, stepparent, grandparent, spouse, former spouse, qualified domestic partner, sibling, mother-in-law, father-in-law, son-in-law and daughter-in-law (including adoptive relationships) and any trust, partnership or other bona fide estate-planning vehicle the only beneficiaries of which are any of the foregoing individuals or any private foundation or fund that is controlled by any of the foregoing individuals or any donor-advised fund of which any such individual is the donor.

“Indebtedness” means, with respect to any Person, without duplication:

(1) any indebtedness (including principal and premium) of such Person, whether or not contingent:

(a) in respect of borrowed money;

(b) evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers’ acceptances (or, without duplication, reimbursement agreements in respect thereof);

(c) representing the balance deferred and unpaid of the purchase price of any property (including Capitalized Lease Obligations) due more than twelve months after such property is acquired, except (i) any such balance that constitutes an obligation in respect of a commercial letter of credit, a trade payable or similar obligation to a trade creditor, in each case accrued in the ordinary course of business and (ii) any earn-out obligations until such obligation becomes a liability on the balance sheet of such Person in accordance with GAAP and if not paid after becoming due and payable; or

(d) representing the net obligations under any Hedging Obligations;

if and to the extent that any of the foregoing Indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP; provided that Indebtedness of any direct or indirect parent of the Issuer appearing upon the balance sheet of the Issuer solely by reason of push-down accounting under GAAP shall be excluded;

(2) to the extent not otherwise included, any obligation by such Person to be liable for, or to pay, as obligor, guarantor or otherwise, on the obligations of the type referred to in clause (1) of a third Person (whether or not such items would appear upon the balance sheet of the such obligor or guarantor), other than by endorsement of negotiable instruments for collection in the ordinary course of business; and

(3) to the extent not otherwise included, the obligations of the type referred to in clause (1) of a third Person secured by a Lien on any asset owned by such first Person, whether or not such Indebtedness is assumed by such first Person;

provided that notwithstanding the foregoing, Indebtedness shall be deemed not to include (a) Contingent Obligations incurred in the ordinary course of business or (b) obligations under or in respect of Qualified Securitization Facilities.

“Independent Financial Advisor” means an accounting, appraisal, investment banking firm or consultant to Persons engaged in Similar Businesses of nationally recognized standing that is, in the good faith judgment of the Issuer, qualified to perform the task for which it has been engaged.

“Intercreditor Agreement” means the Lien Subordination and Intercreditor Agreement, dated as of May 28, 2010, among the ABL Collateral Agent, the Notes Collateral Agent, the Issuer and each Guarantor, as it may be amended from time to time in accordance with the Indenture.

“Initial Purchasers “ means Banc of America Securities LLC, Barclays Capital Inc., RBC Capital Markets Corporation and UBS Securities LLC.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P, or if the Notes are not then rated by Moody’s or S&P, an equivalent rating by any other Rating Agency.

“Investment Grade Securities” means:

(1) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (other than Cash Equivalents);

(2) debt securities or debt instruments with an Investment Grade Rating, but excluding any debt securities or instruments constituting loans or advances among the Issuer and its Subsidiaries;

(3) investments in any fund that invests exclusively in investments of the type described in clauses (1) and (2) which fund may also hold immaterial amounts of cash pending investment or distribution; and

(4) corresponding instruments in countries other than the United States customarily utilized for high quality investments.

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees), advances or capital contributions (excluding accounts receivable, trade credit, advances to customers and distributors, commission, travel and similar advances to employees, directors, officers, managers, distributors and consultants in each case made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet (excluding the footnotes) of the Issuer in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property. For purposes of the definition of “Unrestricted Subsidiary” and the covenant described under “Certain Covenants-Limitation on Restricted Payments”:

(1) “Investments” shall include the portion (proportionate to the Issuer’s equity interest in such Subsidiary) of the fair market value of the net assets of a Subsidiary of the Issuer at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Issuer shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary in an amount (if positive) equal to:

(a) the Issuer’s “Investment” in such Subsidiary at the time of such redesignation; less

(b) the portion (proportionate to the Issuer’s Equity Interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and

(2) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer.

The amount of any Investment outstanding at any time shall be the original cost of such Investment, reduced by any dividend, distribution, interest payment, return of capital, repayment or other amount received in cash by the Issuer or a Restricted Subsidiary in respect of such Investment.

“Investors” means TPG Capital, L.P. and, if applicable, each of its Affiliates and funds or partnerships managed by it or its Affiliates but not including, however, any portfolio companies of any of the foregoing.

“Issue Date” means May 28, 2010.

“Issuer” has the meaning set forth in the first paragraph under “General.”

“Legal Holiday” means a Saturday, a Sunday or a day on which commercial banking institutions are not required to be open in the State of New York or place of payment.

“Lien” means, with respect to any asset, any mortgage, lien (statutory or otherwise), pledge, hypothecation, charge, security interest, preference, priority or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction; provided that in no event shall an operating lease be deemed to constitute a Lien.

“Management Fee Agreement” means the management services agreement between certain of the management companies associated with the Investors or their advisors, if applicable, and the Issuer.

“Management Stockholders” means the members of management (and their Controlled Investment Affiliates and Immediate Family Members) of the Issuer (or its direct parent) who are holders of Equity Interests of any direct or indirect parent companies of the Issuer on the Issue Date or will become holders of such Equity Interests in connection with the Acquisition.

“Moody’s” means Moody’s Investors Service, Inc. and any successor to its rating agency business.

“Net Income” means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends.

“Net Proceeds” means the aggregate cash or Cash Equivalents proceeds received by the Issuer or any of its Restricted Subsidiaries in respect of any Asset Sale, including any cash or Cash Equivalents received upon the sale or other disposition of any Designated Non-cash Consideration received in any Asset Sale, net of the direct costs relating to such Asset Sale and the sale or disposition of such Designated Non-cash Consideration, including legal, accounting and investment banking fees, payments made in order to obtain a necessary consent or required by applicable law, and brokerage and sales commissions, any relocation expenses incurred as a result thereof, other fees and expenses, including title and recordation expenses, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to the repayment of Indebtedness secured by a Lien (other than Liens on the Collateral securing the ABL Facility) on such assets and required (other than required by clause (1) of the second paragraph of “Repurchase at the Option of Holders-Asset Sales”) to be paid as a result of such transaction and any deduction of appropriate amounts to be provided by the Issuer or any of its Restricted Subsidiaries as a reserve in accordance with GAAP against any liabilities associated with the asset disposed of in such transaction and retained by the Issuer or any of its Restricted Subsidiaries after such sale or other disposition thereof, including pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction.

“Notes Collateral Agent” means The Bank of New York Mellon Trust Company, N.A., in its capacity as “Collateral Agent” under the Indenture, the Intercreditor Agreement, the Collateral Agency Agreement, and the other Collateral Documents, and any successor thereto in such capacity.

“Obligations” means any principal, interest (including any interest accruing on or subsequent to the filing of a petition in bankruptcy, reorganization or similar proceeding at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable state, federal or foreign law),, premium, penalties, fees, indemnifications, reimbursements (including reimbursement obligations with respect to letters of credit and banker’s acceptances), damages and other liabilities, and guarantees of payment of such principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities, payable under the documentation governing any Indebtedness.

“Officer” means, with respect to a Person, the Chairman of the board of directors, the Chief Executive Officer, the Chief Financial Officer, the President, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary of such Person.

“Officer’s Certificate” means a certificate signed on behalf of a Person by an Officer of such Person, who must be the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of such Person that meets the requirements set forth in the Indenture.

“Opinion of Counsel” means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Issuer or the Trustee.

“Permitted Asset Swap” means the substantially concurrent purchase and sale or exchange of Related Business Assets or a combination of Related Business Assets and Cash Equivalents between the Issuer or any of its Restricted Subsidiaries and another Person; provided that any Cash Equivalents received must be applied in accordance with the covenant described under “Repurchase at the Option of Holders-Asset Sales; provided further that the assets received are pledged as Collateral to the extent required by the Collateral Documents (except to the extent the Lien thereon is released by the lenders under the ABL Facility) to the extent that the assets disposed of constituted Collateral.

“Permitted Holders” means each of the Investors and Management Stockholders and any group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision) of which any of the foregoing are members; provided that, in the case of such group and without giving effect to the existence of such group or any other group, such Investors and Management Stockholders, collectively, have beneficial ownership of more than 50.0% of the total voting power of the Voting Stock of the Issuer or any of its direct or indirect parent companies. Any Person or group whose acquisition of beneficial ownership constitutes a Change of Control in respect of which a Change of Control Offer is made in accordance with the requirements of the Indenture will thereafter, together with its Affiliates, constitute an additional Permitted Holder.

“Permitted Investments” means:

(1) any Investment in the Issuer or any of its Restricted Subsidiaries;

(2) any Investment in Cash Equivalents or Investment Grade Securities;

(3) any Investment by the Issuer or any of its Restricted Subsidiaries in a Person (including, to the extent constituting an Investment, in assets of a Person that represent substantially all of its assets or a division, business unit or product line, including research and development and related assets in respect of any product) that is engaged directly or through entities that will be Restricted Subsidiaries in a Similar Business if as a result of such Investment:

(a) such Person becomes a Restricted Subsidiary; or

(b) such Person, in one transaction or a series of related transactions, is amalgamated, merged or consolidated with or into, or transfers or conveys substantially all of its assets (or a division, business unit or product line, including any research and development and related assets in respect of any product), or is liquidated into, the Issuer or a Restricted Subsidiary, and, in each case, any Investment held by such Person; provided that such Investment was not acquired by such Person in contemplation of such acquisition, merger, amalgamation, consolidation or transfer;

(4) any Investment in securities or other assets not constituting Cash Equivalents or Investment Grade Securities and received in connection with an Asset Sale made pursuant to the first paragraph under “Repurchase at the Option of Holders-Asset Sales” or any other disposition of assets not constituting an Asset Sale;

(5) any Investment existing on the Issue Date or made pursuant to binding commitments in effect on the Issue Date or an Investment consisting of any extension, modification or renewal of any such Investment or binding commitment existing on the Issue Date; provided that the amount of any such Investment may be increased in such extension, modification or renewal only (a) as required by the terms of such Investment or binding commitment as in existence on the Issue Date (including as a result of the accrual or accretion of interest or original issue discount or the issuance of pay-in-kind securities) or (b) as otherwise permitted under the Indenture;

(6) any Investment acquired by the Issuer or any of its Restricted Subsidiaries:

(a) consisting of extensions of credit in the nature of accounts receivable or notes receivable arising from the-grant of trade credit in the ordinary course of business;

(b) in exchange for any other Investment or accounts receivable held by the Issuer or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable (including any trade creditor or customer); or

(c) in satisfaction of judgments against other Persons; or

(d) as a result of a foreclosure by the Issuer or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(7) Hedging Obligations permitted under clause (10) of the covenant described in “Certain Covenants-Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(8) any Investment in a Similar Business taken together with all other Investments made pursuant to this clause (8) that are at that time outstanding, not to exceed the greater of (a) $50.0 million and (b) 3.5% of Total Assets;

(9) Investments the payment for which consists of Equity Interests (other than Disqualified Stock) of the Issuer, or any of its direct or indirect parent companies; provided that such Equity Interests will not increase the amount available for Restricted Payments under clause (3) of the first paragraph under the covenant described in “Certain Covenants-Limitations on Restricted Payments”;

(10) guarantees of Indebtedness permitted under the covenant described in “Certain Covenants-Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(11) any transaction to the extent it constitutes an Investment that is permitted by and made in accordance with the provisions of the second paragraph of the covenant described under “Certain Covenants-Transactions with Affiliates” (except transactions described in clauses (2) and (5) of such paragraph);

(12) Investments consisting of purchases or other acquisitions of inventory, supplies, material or equipment or the licensing or contribution of intellectual property pursuant to joint marketing arrangements with other Persons;

(13) additional Investments, taken together with all other Investments made pursuant to this clause (13) that are at that time outstanding (without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of cash or have not been subsequently sold or transferred for cash or marketable securities), not to exceed the greater of (a) $50.0 million and (b) 3.5% of Total Assets;

(14) Investments in or relating to a Securitization Subsidiary that, in the good faith determination of the Issuer are necessary or advisable to effect any Qualified Securitization Facility or any repurchase obligation in connection therewith;

(15) advances to, or guarantees of Indebtedness of, employees not in excess of $5.0 million outstanding at any one time, in the aggregate;

(16) loans and advances to employees, directors, officers, managers, distributors and consultants for business-related travel expenses, moving expenses and other similar expenses or payroll advances, in each case incurred in the ordinary course of business or consistent with past practices or to fund such Person’s purchase of Equity Interests of the Issuer or any direct or indirect parent company thereof;

(17) advances, loans or extensions of trade credit in the ordinary course of business by the Issuer or any of its Restricted Subsidiaries;

(18) any Investment in any Subsidiary or any joint venture in connection with intercompany cash management arrangements or related activities arising in the ordinary course of business;

(19) Investments consisting of purchases and acquisitions of assets or services in the ordinary course of business;

(20) Investments made in the ordinary course of business in connection with obtaining, maintaining or renewing client contacts and loans or advances made to distributors in the ordinary course of business;

(21) Investments in prepaid expenses, negotiable instruments held for collection and lease, utility and workers compensation, performance and similar deposits entered into as a result of the operations of the business in the ordinary course of business;

(22) repurchases of Notes; and

(23) investments in the ordinary course of business consisting of Uniform Commercial Code Article 3 endorsements for collection of deposit and Article 4 customary trade arrangements with customers consistent with past practices.

“Permitted Liens” means, with respect to any Person:

(1) pledges, deposits or security by such Person under workmen’s compensation laws, unemployment insurance, employers’ health tax, and other social security laws or similar legislation or other insurance related obligations (including, but not limited to, in respect of deductibles, self insured retention amounts and premiums and adjustments thereto) or indemnification obligations of (including obligations in respect of letters of credit or bank guarantees for the benefit of) insurance carriers providing property, casualty or liability insurance, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or U.S. government bonds to secure surety or appeal bonds to which such Person is, a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case incurred in the ordinary course of business;

(2) Liens imposed by law, such as carriers’, warehousemen’s, materialmen’s, repairmen’s and mechanics’ Liens, in each case for sums not yet overdue for a period of more than 30 days or being contested in good faith by appropriate actions or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review if adequate reserves with respect thereto are maintained on the books of such Person in accordance with GAAP;

(3) Liens for taxes, assessments or other governmental charges not yet overdue for a period of more than 30 days or not yet payable or subject to penalties for nonpayment or which are being contested in good faith by appropriate actions diligently conducted, if adequate reserves with respect thereto are maintained on the books of such Person in accordance with GAAP;

(4) Liens in favor of issuers of performance, surety, bid, indemnity, warranty, release, appeal or similar bonds or with respect to other regulatory requirements or letters of credit or bankers acceptances issued, and completion guarantees provided for, in each case, issued pursuant to the request of and for the account of such Person in the ordinary course of its business or consistent with past practice prior to the Issue Date;

(5) minor survey exceptions, minor encumbrances, ground leases, easements or reservations of, or rights of others for, licenses, rights-of-way, servitudes, sewers, electric lines, drains, telegraph, telephone and cable television lines and other similar purposes, or zoning, building codes or other restrictions (including minor defects and irregularities in title and similar encumbrances) as to the use of real properties or Liens incidental, to the conduct of the business of such Person or to the ownership of its properties which were not incurred in connection with Indebtedness and which do not in the aggregate materially impair their use in the operation of the business of such Person;

(6) Liens securing Obligations relating to any Indebtedness permitted to be incurred pursuant to clause (4), (12)(b), (13), (23) or (24) of the second paragraph under “Certain Covenants-Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; provided that (a) Liens securing Obligations relating to any Indebtedness, Disqualified Stock or Preferred Stock permitted to be incurred pursuant to clause (13) relate only to Obligations relating to Refinancing Indebtedness that (x) is secured by Liens on the same assets as the assets securing the Refinancing Indebtedness (other than after-acquired property that is (A) affixed or incorporated into the property covered by such Lien, (B) after-acquired property subject to a Lien securing such Indebtedness, the terms of which Indebtedness require or include a pledge of after-acquired property (it being understood that such requirement shall not be permitted to apply to any property to which such requirement would not have applied but for such acquisition) and (C) the proceeds and products thereof) or (y) extends, replaces, refunds, refinances, renews or defeases Indebtedness incurred or Disqualified Stock or Preferred Stock issued under clause (4) or (12)(b) of the second paragraph under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” (b) Liens securing Obligations relating to Indebtedness permitted to be incurred pursuant to clause (23) extend only to the assets of Foreign Subsidiaries, (c) Liens securing Obligations relating to any Indebtedness permitted to be incurred pursuant to clause (24) are solely on acquired property or the assets of the acquired entity, and (d) Liens securing Obligations relating to any Indebtedness,

Disqualified Stock or Preferred Stock to be incurred pursuant to clause (4) of the second paragraph under “Certain Covenants-Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” extend only to the assets so purchased, leased or improved and any accessions or extensions thereof;

(7) Liens existing on the Issue Date or pursuant to agreements in existence on the Issue Date;

(8) Liens on property or shares of stock or other assets of a Person at the time such Person becomes a Subsidiary; provided that such Liens are not created or incurred in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided, further, that such Liens may not extend to any other property or other assets owned by the Issuer or any of its Restricted Subsidiaries (other than after-acquired property that is (A) affixed or incorporated into the property covered by such Lien, (B) after-acquired property subject to a Lien securing such Indebtedness, the terms of which Indebtedness require or include a pledge of after-acquired property (it being understood that such requirement shall not be permitted to apply to any property to which such requirement would not have applied but for such acquisition) and (C) the proceeds and products thereof);

(9) Liens on property or other assets at the time the Issuer or a Restricted Subsidiary acquired the property or such other assets, including any acquisition by means of a merger, amalgamation or consolidation with or into the Issuer or any of its Restricted Subsidiaries; provided that such Liens are not created or incurred in connection with, or in contemplation of, such acquisition, amalgamation, merger or consolidation; provided, further, that the Liens may not extend to any other property owned by the Issuer or any of its Restricted Subsidiaries;

(10) Liens securing Obligations relating to any Indebtedness or other obligations of a Restricted Subsidiary owing to the Issuer or another Restricted Subsidiary permitted to be incurred in accordance with the covenant described under “Certain Covenants-Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(11) Liens securing Hedging Obligations; provided that, with respect to Hedging Obligations relating to Indebtedness, such Indebtedness is, and is permitted to be under the Indenture, secured by a Lien on the same property securing such Hedging Obligations;

(12) Liens on specific items of inventory or other goods (other than tire inventory) and proceeds of any Person securing such Person’s accounts payable or similar trade obligations in respect of bankers’ acceptances or trade letters of credit issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(13) leases, sub-leases, licenses or sub-licenses granted to others in the ordinary course of business which do not materially interfere with the ordinary conduct of the business of the Issuer or any of its Restricted Subsidiaries and do not secure any Indebtedness;

(14) Liens arising from Uniform Commercial Code (or equivalent statute), financing statement filings regarding operating leases or consignments entered into by the Issuer and its Restricted Subsidiaries in the ordinary course of business;

(15) Liens in favor of the Issuer or any Guarantor;

(16) Liens created in favor of any tire company vendor to the Issuer or any Restricted Subsidiary that encumber all or any part of such vendor’s inventory and any books and records, documents and instruments, letter of credit rights, and supporting obligations and any proceeds or products relating to such inventory, in each case existing on the Issue Date or hereafter created and existing;

(17) Liens on accounts receivable, Securitization Assets and related assets incurred in connection with a Qualified Securitization Facility;

(18) Liens to secure any modification, refinancing, refunding, extension, renewal or replacement (or successive refinancing, refunding, extensions, renewals or replacements) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clauses (7), (8) and (9); provided that (a) such new Lien shall be limited to all or part of the same property that secured the original Lien (plus accessions, additions and improvements on such property (other than after-acquired property that is (A) affixed or incorporated into the property covered by such Lien, (B) after-acquired property subject to a Lien securing such Indebtedness, the terms of which Indebtedness require or include a pledge of after-acquired property (it being understood that such requirement shall not be permitted to apply to any property to which such requirement would not have applied but for such acquisition) and (C) the proceeds and products thereof)), and (b) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (i) the outstanding principal amount of the Indebtedness described under clauses (7), (8) and (9) at the time the original Lien became a Permitted Lien under the Indenture, and (ii) an amount necessary to pay any fees and expenses, including premiums and accrued and unpaid interest, related to such modification, refinancing, refunding, extension, renewal or replacement;

(19) deposits made or other security provided in the ordinary course of business to secure liability to insurance carriers;

(20) other Liens securing obligations in an aggregate amount at any one time outstanding not to exceed the greater of (a) $20.0 million and (b) 1.25% of Total Assets determined as of the date of incurrence;

(21) Liens securing judgments for the payment of money not constituting an Event of Default under clause (5) under “Events of Default and Remedies” so long as such Liens are adequately bonded and any appropriate legal proceedings that may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired;

(22) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods in the ordinary course of business;

(23) Liens (a) of a collection bank arising under Section 4-210 of the Uniform Commercial Code on items in the course of collection, (b) attaching to commodity trading accounts or other commodity brokerage accounts incurred in the ordinary course of business, and (c) in favor of banking institutions arising as a matter of law or under general terms and conditions encumbering deposits (including the right of set-off) and which are within the general parameters customary in the banking industry;

(24) Liens deemed to exist in connection with Investments in repurchase agreements permitted under “Certain Covenants-Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; provided that such Liens do not extend to any assets other than those that are the subject of such repurchase agreement;

(25) Liens encumbering reasonable customary deposits and margin deposits and similar Liens attaching to commodity trading accounts or other brokerage accounts incurred in the ordinary course of business and not for speculative purposes;

(26) Liens that are contractual rights of set-off (a) relating to the establishment of depository relations with banks not given in connection with the issuance of Indebtedness, (b) relating to pooled deposit or sweep accounts of the Issuer or any of its Restricted Subsidiaries to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of the Issuer and its Restricted Subsidiaries or (c) relating to purchase orders and other agreements entered into with customers of the Issuer or any of its Restricted Subsidiaries in the ordinary course of business;

(27) Liens securing obligations owed by the Issuer or any Restricted Subsidiary to any lender under the Credit Facilities or any Affiliate of such a lender in respect of any overdraft and related liabilities arising from treasury, depository and cash management services or any automated clearing house transfers of funds;

(28) any encumbrance or restriction (including put and call arrangements) with respect to capital stock of any joint venture or similar arrangement pursuant to any joint venture or similar agreement;

(29) Liens arising out of conditional sale, title retention, consignment or similar arrangements with vendors for the sale or purchase of goods (other than tire inventory) entered into by the Issuer or any Restricted Subsidiary in the ordinary course of business;

(30) Liens solely on any cash earnest money deposits made by the Issuer or any of its Restricted Subsidiaries in connection with any letter of intent or purchase agreement permitted;

(31) ground leases in respect of real property on which facilities owned or leased by the Issuer or any, of its Subsidiaries are located;

(32) Liens on insurance policies and the proceeds thereof securing the financing of the premiums with respect thereto;

(33) Liens on Capital Stock of an Unrestricted Subsidiary that secure Indebtedness or other obligations of such Unrestricted Subsidiary;

(34) Liens on the assets of non-guarantor Subsidiaries securing Indebtedness of such Subsidiaries that were permitted by the terms of the Indenture to be incurred; and

(35) Liens arising solely from precautionary UCC financing statements or similar filings.

For purposes of this definition, the term “Indebtedness” shall be deemed to include interest on such Indebtedness.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock” means any Equity Interest with preferential rights of payment of dividends or upon liquidation, dissolution, or winding up.

“Qualified Proceeds” means the fair market value of assets that are used or useful in, or Capital Stock of any Person engaged in, a Similar Business.

“Qualified Securitization Facility” means any Securitization Facility that meets the following conditions: (a) the board of directors of the Issuer shall have determined in good faith that such Securitization Facility (including financing terms, covenants, termination events and other provisions) is in the aggregate economically fair and reasonable to the Issuer and the applicable Securitization Subsidiary, (b) all sales and/or contributions of Securitization Assets and related assets to the applicable Securitization Subsidiary are made at fair market value (as determined in good faith by the Issuer) and (c) the financing terms, covenants, termination events and other provisions thereof shall be market terms (as determined in good faith by the Issuer).

“Rating Agencies” means Moody’s and S&P or if Moody’s or S&P or both shall not make a rating on the Notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by the Issuer which shall be substituted for Moody’s or S&P or both, as the case may be.

“Registration Rights Agreement” means a registration rights agreement with respect to the Notes dated as of the Issue Date, among the Issuer, Holdings, the Subsidiary Guarantor and the Initial Purchasers.

“Related Business Assets” means assets (other than Cash Equivalents) used or useful in a Similar Business, provided that any assets received by the Issuer or a Restricted Subsidiary in exchange for assets transferred by the Issuer or a Restricted Subsidiary shall not be deemed to be Related Business Assets if they consist of securities of a Person, unless upon receipt of the securities of such Person, such Person would become a Restricted Subsidiary.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” means, at any time, any direct or indirect Subsidiary of the Issuer (including any Foreign Subsidiary) that is not then an Unrestricted Subsidiary; provided that upon an Unrestricted Subsidiary ceasing to be an Unrestricted Subsidiary, such Subsidiary shall be included in the definition of “Restricted Subsidiary.”

“S&P” means Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., and any successor to its rating agency business.

“Sale and Lease-Back Transaction” means any arrangement providing for the leasing by the Issuer or any of its Restricted Subsidiaries of any real or tangible personal property, which property has been or is to be sold or transferred by the Issuer or such Restricted Subsidiary to a third Person in contemplation of such leasing.

“SEC” means the U.S. Securities and Exchange Commission.

“Secured Indebtedness” means any Indebtedness of the Issuer or any of its Restricted Subsidiaries secured by a Lien.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Securitization Assets” means the accounts receivable, royalty or other revenue and other rights to payment and any other assets related thereto subject to a Qualified Securitization Facility and the proceeds thereof.

“Securitization Facility” means any of one or more receivables securitization financing facilities as amended, supplemented, modified, extended, renewed, restated or refunded from time to time, the Obligations of which are non-recourse (except for customary representations, warranties, covenants and indemnities made in connection with such facilities) to the Issuer or any of its Restricted Subsidiaries (other than a Securitization Subsidiary) pursuant to which the Issuer or any of its Restricted Subsidiaries sells or grants a security interest in its accounts receivable or assets related thereto to either (a) a Person that is not a Restricted Subsidiary or (b) a Securitization Subsidiary that in turn sells its accounts receivable to a Person that is not a Restricted Subsidiary.

“Securitization Fees” means distributions or payments made directly or by means of discounts with respect to any participation interest issued or sold in connection with, and other fees paid to a Person that is not a Securitization Subsidiary in connection with, any Qualified Securitization Facility.

“Securitization Subsidiary” means any Subsidiary formed for the purpose of, and that solely engages only in one or more Qualified Securitization Facilities and other activities reasonably related thereto.

“Senior Indebtedness” means Indebtedness of the Issuer or any Guarantor unless the instrument under which such Indebtedness is incurred expressly provides that it is or subordinated in right of payment to the Notes or any related Guarantee.

“Senior Secured Leverage Ratio” means, as of the date of determination (the “Senior Secured Leverage Ratio Calculation Date”), the ratio of (a) the Consolidated Total Indebtedness of the Issuer and its Restricted Subsidiaries as of the end of the most recent fiscal quarter for which internal financial statements are available that is secured by Liens, less an amount equal to the amount of any cash and Cash Equivalents of the Issuer and its Restricted Subsidiaries as of such date, to (b) EBITDA of the Issuer and its Restricted Subsidiaries for the most recently ended four fiscal quarters ending immediately prior to such date for which internal financial statements are available.

In the event that the Issuer or any Restricted Subsidiary incurs, assumes, guarantees, redeems, repays, retires or extinguishes any Indebtedness (other than Indebtedness incurred or repaid under any revolving credit facility, unless such Indebtedness has been permanently repaid and has not been replaced) or issues or redeems Disqualified Stock or Preferred Stock subsequent to the commencement of the period for which the Senior Secured Leverage Ratio is being calculated but prior to or simultaneously with the event for which the calculation of the Senior Secured Leverage Ratio is made (the “Senior Secured Leverage Ratio Calculation Date”), then the Senior Secured Leverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee, redemption, repayment, retirement or extinguishment of Indebtedness, or such issuance or redemption of Disqualified Stock or Preferred Stock, as if the same had occurred immediately prior to the end of such most recent fiscal quarter end.

For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, amalgamations, consolidations and discontinued operations (as determined in accordance with GAAP) that have been made by the Issuer or any of its Restricted Subsidiaries during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Senior Secured Leverage Ratio Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, amalgamations, consolidations and discontinued operations (and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into the Issuer or any of its Restricted Subsidiaries since the beginning of such period shall have made any Investment, acquisition, disposition, merger, amalgamation, consolidation or discontinued operation that would have required adjustment pursuant to this definition, then the Senior Secured Leverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, merger, amalgamation, consolidation or discontinued operation had occurred at the beginning of the applicable four-quarter period. For purposes of this definition, whenever pro forma effect is to be given to an Investment, acquisition, disposition, merger or consolidation (including the Transactions), the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Issuer (and may include, for the avoidance of doubt, cost savings, synergies and operating expense reductions resulting from such Investment, acquisition, merger, amalgamation or consolidation (including the Transactions) which is being given pro forma effect that have been or are expected to be realized).

“Senior Subordinated Notes “ means $200.0 million aggregate principal amount of senior subordinated notes privately placed by the Issuer and guaranteed by the Guarantors on the Issue Date.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such regulation is in effect on the Issue Date.

“Similar Business” means (1) any business engaged in by the Issuer or any of its Restricted Subsidiaries on the Issue Date, and (2) any business or other activities that are reasonably similar, ancillary, complementary or related to, or a reasonable extension, development or expansion of, the businesses in which the Issuer and its Restricted Subsidiaries are engaged on the Issue Date.

“Subordinated Indebtedness” means, with respect to the Notes,

(1) any Indebtedness of the Issuer which is by its terms subordinated in right of payment to the Notes, and

(2) any Indebtedness of any Guarantor which is by its terms subordinated in right of payment to the Guarantee of such entity of the Notes.

“Subsidiary” means, with respect to any Person:

(1) any corporation, association, or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50.0% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof; and

(2) any partnership, joint venture, limited liability company or similar entity of which

(a) more than 50.0% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof whether in the form of membership, general, special or limited partnership or otherwise, and

(b) such Person or any Restricted Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

“Subsidiary Guarantor” means each Subsidiary of the Issuer, if any, that Guarantees the Notes in accordance with the terms of the Indenture. On the Issue Date, Am-Pac Tire Dist. Inc will be the only Subsidiary Guarantor.

“Total Assets” means the total assets of the Issuer and its Restricted Subsidiaries, determined on a consolidated basis in accordance with GAAP, as shown on the most recent balance sheet of the Issuer or such other Person as may be expressly stated.

“Transaction Agreement” means the Agreement and Plan of Merger, dated as of April 20, 2010, by and among Holdings, Accelerate Holdings Corp., Accelerate Acquisition Corp, and Investcorp International, Inc. (as Stockholders Representative), as the same may be amended prior to the Issue Date.

“Transaction Expenses” means any fees or expenses incurred or paid by the Issuer or any Restricted Subsidiary in connection with the Transactions, including payments to officers, employees and directors as change of control payments, severance payments, special or retention bonuses and charges for repurchase or rollover of, or modifications to, stock options.

“Transactions” means the transactions contemplated by the Transaction Agreement, the issuance of the Notes, the issuance of the Senior Subordinated Notes and borrowings under the ABL Facility on the Issue Date and other transactions in connection therewith or incidental thereto.

“Treasury Rate” means, as of any Redemption Date, the yield to maturity as of such Redemption Date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H. 15 (519) that has become publicly available at least two Business Days prior to the Redemption Date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the Redemption Date to June 1, 2013; provided that if the period from the Redemption Date to such date is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Trust Indenture Act” means the Trust Indenture Act of 1939, as amended (15 U.S.C. §§77aaa-777bbbb).

“Unrestricted Subsidiary” means:

(1) any Subsidiary of the Issuer which at the time of determination is an Unrestricted Subsidiary (as designated by the Issuer, as provided below); and

(2) any Subsidiary of an Unrestricted Subsidiary.

The Issuer may designate any Subsidiary of the Issuer (including any existing Subsidiary and any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or Indebtedness of, or owns or holds any Lien on, any property of, the Issuer or any Subsidiary of the Issuer (other than solely any Subsidiary of the Subsidiary to be so designated); provided that:

(1) any Unrestricted Subsidiary must be an entity of which the Equity Interests entitled to cast at least a majority of the votes that may be cast by all Equity Interests having ordinary voting power for the election of directors or Persons performing a similar function are owned, directly or indirectly, by the Issuer;

(2) such designation complies with the covenants described under “Certain Covenants-Limitation on Restricted Payments”; and

(3) each of (a) the Subsidiary to be so designated and (b) its Subsidiaries has not, at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of the Issuer or any Restricted Subsidiary.

The Issuer may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that, immediately after giving effect to such designation, no Default shall have occurred and be continuing and either:

(1) the Issuer could incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Test; or

(2) the Fixed Charge Coverage Ratio for the Issuer would be equal to or greater than such ratio for the Issuer immediately prior to such designation, in each case on a pro forma basis taking into account such designation.

Any such designation by the Issuer shall be notified by the Issuer to the Trustee by promptly filing with the Trustee a copy of the resolution of the board of directors of the Issuer or any committee thereof giving effect to such designation and an Officer’s Certificate certifying that such designation complied with the foregoing provisions.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the board of directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness, Disqualified Stock or Preferred Stock, as the case may be, at any date, the quotient obtained by dividing:

(1) the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock or Preferred Stock multiplied by the amount of such payment; by

(2) the sum of all such payments.

“Wholly-Owned Subsidiary” of any Person means a Subsidiary of such Person, 100.0% of the outstanding Equity Interests of which (other than directors’ qualifying shares and shares issued to foreign nationals as required by applicable law) shall at the time be owned by such Person and/or by one or more Wholly-Owned Subsidiaries of such Person.

BOOK ENTRY, DELIVERY AND FORM

Except as described below, we will initially issue the new notes in the form of one or more global notes in registered form without interest coupons (collectively, the “Global Notes”). We will deposit each Global Note on the date of the closing of this exchange offer with the trustee as custodian for DTC, registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below.

Depository Procedures

The following description of the operations and procedures of DTC, Euroclear and Clearstream is provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. We take no responsibility for these operations and procedures and urge investors to contact the system or their participants directly to discuss these matters.

DTC has advised us that DTC is a limited-purpose trust company organized under the laws of the State of New York, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the Initial Purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

DTC has also advised us that, pursuant to procedures established by it:

(1) upon deposit of the Global Notes, DTC will credit the accounts of Participants participating in this exchange offer with portions of the principal amount of the Global Notes; and

(2) ownership of these interests in Global Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interests in Global Notes).

Investors in the Global Notes who are Participants in DTC’s system may hold their interests therein directly through DTC. Investors in the Global Notes who are not Participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) that are Participants in DTC. All interests in a Global Note may be subject to the procedures and requirements of DTC. Interests in a Global Note held through Euroclear or Clearstream may be subject to the procedures and requirements of those systems (as well as to the procedures and requirements of DTC). The laws of some states require that certain persons take physical delivery in definitive form of securities that they own and the ability to transfer beneficial interests in a Global Note to Persons that are subject to those requirements will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants, the ability of a person having beneficial interests in a Global Note to pledge those interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of those interests, may be affected by the lack of a physical certificate evidencing those interests.

Except as described below, owners of an interest in Global Notes will not have notes registered in their names, will not receive physical delivery of definitive notes in registered certificated form, or Certificated Notes, and will not be considered the registered owners or “Holders” thereof under the indenture governing the notes for any purpose.

Payments in respect of the principal of and premium, interest and additional interest, if any, on a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered Holder under the indenture governing the notes. Under the terms of the indenture governing the notes, we and the Trustee will treat the Persons in whose names notes, including Global Notes, are registered as the owners of such notes for the purpose of receiving payments and for all other purposes. Consequently, neither we, the Trustee nor our agent or an agent of the Trustee has or will have any responsibility or liability for:

(1) any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interests in Global Notes or for maintaining, supervising or reviewing any of DTC ‘s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in Global Notes; or

(2) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the Notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on that payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of new notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the Trustee or us. Neither we nor the Trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of any new notes, and we and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Transfers between Participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

Cross- market transfers between the Participants, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note from DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

DTC has advised us that it will take any action permitted to be taken by a Holder of new notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of the portion of the aggregate principal amount of new notes as to which that Participant or those Participants has or have given the relevant direction. However, if there is an Event of Default under the notes, DTC reserves the right to exchange the applicable Global Notes for Certificated Notes, and to distribute those Certificated Notes to its Participants.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures in order to facilitate transfers of interests in Global Notes among Participants, they are under no obligation to perform those procedures, and may discontinue or change those procedures at any time. Neither we nor the Trustee nor any of their respective agents will have any responsibility for the performance by DTC, Euroclear, Clearstream or their respective Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

A Global Note is exchangeable for a Certificated Note if:

DTC (1) notifies us that it is unwilling or unable to continue as depositary for the applicable Global Notes or (2) has ceased to be a clearing agency registered under the Exchange Act and, in each case, a successor depositary is not appointed;

we, at our option and subject to the procedures of DTC, notify the Trustee in writing that we elect to cause the issuance of Certificated Notes (although Regulation S Temporary Global Notes at our election pursuant to this clause may not be exchanged for Certificated Notes prior to (1) the expiration of the Distribution Compliance Period and (2) the receipt of any certificates required under the provisions of Regulation S); or

there has occurred and is continuing a Default or an event of Default with respect to the Notes.

In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the Trustee by or on behalf of DTC in accordance with the indenture governing the notes. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in a Global Note will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures) and will bear any restrictive legend required by applicable law.

Exchange of Certificated Notes for Global Notes

If Certificated Notes are issued in the future, they will not be exchangeable for beneficial interests in any Global Note unless the transferor first delivers to the Trustee a written certificate (in the form provided in the indenture governing the notes) to the effect that the transfer will comply with the appropriate transfer restrictions applicable to the Notes being transferred.

Same-day Settlement and Payment

We will make payments in respect of notes represented by Global Notes, including payments of principal, premium, if any, and interest by wire transfer of immediately available funds to the accounts specified by the DTC or its nominee. We will make all payments of principal of and premium, if any, and interest on Certificated Notes by wire transfer of immediately available funds to the accounts specified by the Holders of the Certificated Notes or, if no account is specified, by mailing a check to each Holder’s registered address. See “Description of the New Notes-Principal, Maturity and Interest.” Notes represented by Global Notes are expected to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in notes represented by Global Notes will, therefore, be required by DTC to be settled in immediately available funds. Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a Participant will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised us that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a Participant will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion is a description of the material U.S. federal income tax consequences relevant to the exchange of the old notes for the new notes pursuant to the exchange offer and the purchase, ownership and disposition of the old notes or the new notes as of the date hereof. This discussion, to the extent it states matters of U.S. federal tax law or legal conclusions is the opinion of Covington & Burling LLP. This discussion applies to you only if you are a beneficial owner of an old note or a new note and except where noted, this discussion deals only with old notes and new notes that are held as capital assets by their beneficial owners.

A “U.S. holder” means a beneficial owner of the old notes or the new notes that is treated for U.S. federal income tax purposes as any of the following:

•	an individual citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more “United States persons” (as defined for U.S. federal income tax purposes) have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

A “non-U.S. holder” means a beneficial owner of the notes (other than a partnership, including an entity or arrangement that is treated as a partnership for U.S, federal income tax purposes) that is not a U.S. holder for U.S. federal income tax purposes.

This discussion is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed or subject to differing interpretations, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below. This discussion does not address all aspects of U.S. federal income taxes and does not deal with non-U.S., state, local, estate or other tax considerations that may be relevant to beneficial owners of the notes in light of their personal circumstances. In addition, it does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws (including if you are a financial institution, insurance company, securities dealer or trader electing mark-to-market treatment, tax-exempt organization, regulated investment company, real estate investment trust, person that holds the notes as a position in a “straddle” or as part of a synthetic security or “hedge,” “conversion transaction” or other integrated investment, person that has a “functional currency” other than the U.S. dollar, investor liable for the alternative minimum tax, U.S. expatriate, “controlled foreign corporation,” “passive foreign investment company” or a partnership or other pass-through entity for U.S. federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations described herein.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds the notes, the tax treatment of a partner will generally depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. If you are a partner of a partnership holding notes, you should consult your tax advisors.

Prospective investors should consult their own tax advisors concerning the particular U.S. federal income tax consequences to them of the ownership and disposition of the notes, as well as the consequences to them arising under the laws of any other taxing jurisdiction.

U.S. Federal Income Tax Consequences to U.S. Holders of Notes

Payments of Interest

The notes were not issued with more than a de minimis amount of original issue discount. Accordingly, interest on the notes generally will be taxable to a U.S. holder as ordinary income at the time it is paid or accrued, depending on the holder’s method of accounting for U.S. federal income tax purposes.

Sale, Exchange, Retirement, or Other Disposition of Notes

Upon the sale, exchange, retirement or other taxable disposition of a note, you generally will recognize taxable gain or loss equal to the difference, if any, between the amount realized upon the sale, exchange, retirement or other disposition (less an amount equal to any accrued and unpaid stated interest, which will be taxable as interest income to the extent not previously included) and the adjusted tax basis of such note. Your adjusted tax basis in a note will, in general, be your cost of acquiring that note plus the amount of market discount previously included in income and minus the amount of bond premium previously amortized by you. Except as described in “Market Discount and Bond Premium” below, any gain or loss will be capital gain or loss. Capital gains of individuals derived in respect of capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Treatment of the Exchange Offer

The exchange of the old notes for new notes as described in “The Exchange Offer” will not constitute a taxable event to U.S. holders. Consequently, no gain or loss will be recognized by a U.S. holder upon receipt of a new note, the holding period of your old notes will be included in the holding period of your new notes, and your basis in the old notes immediately before the exchange will be your basis in the new notes.

Market Discount and Bond Premium

If a U.S. holder has purchased the notes for an amount less than their adjusted issue price, the difference is treated as market discount. Subject to a de minimis exception, gain realized on the maturity, sale, exchange, redemption, retirement or other taxable disposition of a market discount note will be treated as ordinary income to the extent of any accrued market discount not previously recognized (including, in the case of a new note, any market discount accrued on the old note for which such new note was exchanged). Unless a U.S. holder elects to accrue market discount under a constant yield method, any market discount will be considered to accrue ratably during the period from the date of acquisition of a note (including, in the case of a new note exchanged for an old note, the date of the acquisition of the old note) to the maturity date.

A U.S. holder may elect to include market discount in income currently as it accrues, either ratably or on a constant yield method. In that case, such holder’s tax basis in its notes will increase by such income inclusions. An election to include market discount in income currently, once made, will apply to all market discount obligations acquired by such holder during the taxable year of the election and thereafter, and may not be revoked without consent of the Internal Revenue Service (“IRS”).

If a U.S. holder does not make such an election, in general, all or a portion of its interest expense on any indebtedness incurred or continued in order to purchase or carry notes (including, in the case of a new note, the interest expense on any indebtedness incurred or continued in order to purchase or carry the old note for which such new note was exchanged) may be deferred until maturity or certain earlier dispositions.

If a U.S. holder has purchased the old notes for an amount greater than their face value, such holder will have purchased such notes with amortizable bond premium. Such holder generally may elect to amortize that premium from the purchase date to the maturity date of the notes under the constant yield method. Amortizable premium generally may be deducted against interest income on the old note or the new note (including, in the case of a new note, the income on the old note for which such new note was exchanged) and generally may not be deducted against other income. A U.S. holder’s basis in a note will be reduced by any premium amortization deductions. An election to amortize premium on a constant yield method, once made, generally applies to all debt obligations held or subsequently acquired by such holder during the taxable year of the election and thereafter, and may not be revoked without IRS consent.

The rules regarding market discount and bond premium are complex. Prospective investors should consult their own tax advisors regarding market discount and bond premium rules.

Information Reporting, Backup Withholding and New Legislation

In general, information reporting requirements will apply to certain payments of principal and interest paid on the notes and to the proceeds of the sale or other disposition of a note paid to you. Backup withholding may apply to such payments if you fail to provide a taxpayer identification number or a certification that you are not subject to backup withholding or if you fail to report in full dividend and interest income.

Amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Recently passed legislation may require certain U.S. holders who are individuals, estates or trusts to pay up to an additional 3.8% tax on, among other things, interest and capital gains for taxable years beginning after December 31, 2012.

U.S. Federal Income Tax Consequences to Non-U.S. Holders of Notes

U.S. Federal Withholding Tax

The 30% U.S. federal withholding tax will not apply to any payment of interest on the notes under the “portfolio interest rule,” provided that:

•	interest paid on the notes is not effectively connected with your conduct of a trade or business in the United States;

•

you do not actually (or constructively) own 10% or more of the total combined voting power of all classes of our voting stock within the meaning of the Code and applicable United States Treasury regulations;

•	you are not a controlled foreign corporation for U.S. federal income tax purposes that is related, directly or indirectly, to us through sufficient stock ownership;

•	you are not a bank whose receipt of interest on the notes is described in Section 881(c)(3)(A) of the Code; and

•

either (a) you provide your name and address on an IRS Form W-8BEN (or other applicable form), and certify, under penalties of perjury, that you are not a United States person as defined under the Code or (b) you hold your notes through certain foreign intermediaries and satisfy the certification requirements of applicable United States Treasury regulations. Special certification rules apply to non-U.S. holders that are pass-through entities rather than corporations or individuals.

If you cannot satisfy the requirements described above, payments of interest made to you will be subject to the 30% U.S. federal withholding tax, unless you provide us with a properly executed:

•	IRS Form W-8BEN (or other applicable form) claiming an exemption from or reduction in withholding under the benefit of an applicable income tax treaty; or

•

IRS Form W-8ECI (or other applicable form) stating that interest paid on the notes is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States (as discussed below under “U.S. Federal Income Tax”).

The 30% U.S. federal withholding tax generally will not apply to any payment of principal or gain that you realize on the sale, exchange, retirement or other disposition of a note.

U.S. Federal Income Tax

If you are engaged in a trade or business in the United States and interest on the notes is effectively connected with the conduct of that trade or business (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment maintained by you), then you will be subject to U.S. federal income tax on that interest on a net income basis (although you will be exempt from the 30% U.S. federal withholding tax, provided the certification requirements discussed above in “U.S. Federal Withholding Tax” are satisfied) at the regular graduated rates in the same manner as if you were a United States person as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable income tax treaty rate) on earnings and profits that are effectively connected with the conduct of that trade or business, including amounts attributable to such interest, subject to adjustments.

Any gain realized on the disposition of a note generally will not be subject to U.S. federal income tax unless:

•

the gain is effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment maintained by you); or

•	you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met.

Treatment of the Exchange Offer

The exchange of the old notes for new notes as described in “The Exchange Offer” will not constitute a taxable event for U.S. federal income tax purposes to non-U.S. holders. Consequently, for U.S. federal income tax purposes, no gain or loss will be recognized by a non-U.S. holder upon receipt of a new note, the holding period of your old notes will be included in the holding period of your new notes and, for U.S. federal income tax purposes, your basis in the old notes immediately before the exchange will be your basis in the new notes.

Information Reporting and Backup Withholding

Generally, we must report to the IRS and to you the amount of interest paid to you and the amount of tax, if any, withheld with respect to those payments. Copies of the information returns reporting such interest payments and any withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty.

In general, you will not be subject to backup withholding with respect to payments on the notes that we make to you provided that we do not have actual knowledge or reason to know that you are a United States person as defined under the Code, and we have received from you the statement described above in the fifth bullet point under “U.S. Federal Withholding Tax.”

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of notes within the United States or conducted through certain United States-related financial intermediaries, unless you certify under penalties of perjury that you are a non-U.S. holder (and the payor does not have actual knowledge or reason to know that you are a United States person as defined under the Code), or you otherwise establish an exemption.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is timely furnished to the IRS.

CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the acquisition of the notes by employee benefit plans that are subject to ERISA, plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or provisions under any other federal, state, local, non-U.S. or other laws, or rules or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws”), and entities whose underlying assets are considered to include “plan assets” of any such employee benefit plan, plan, account or arrangement (each, a “Plan”).

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an “ERISA Plan”) and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties.

In considering an investment in the notes with a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of an ERISA Plan or the management or disposition of the assets of an ERISA Plan, or who renders investment advice for a fee or other compensation to an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engaged in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and/or the Code. In addition, the fiduciary of the ERISA Plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and/or the Code. The acquisition and/or holding of notes by an ERISA Plan with respect to which we, the initial purchasers, or the guarantors are considered a party in interest or disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and held in accordance with an applicable statutory, class or individual prohibited transaction exemption. Included among the exemptions that may apply to the acquisition and holding of the notes are U.S. Department of Labor prohibited transaction class exemption (“PTCE”) 84-14, respecting transactions determined by independent qualified professional asset managers, PTCE 90-1, respecting insurance company pooled separate accounts, PTCE 91-38, respecting bank collective investment funds, PTCE 95-60, respecting life insurance company general accounts and PTCE 96-23, respecting transactions determined by in-house asset managers. In addition, Section 408(b)(l7) of ERISA and Section 4975(d)(20) of the Code provide limited relief from the prohibited transaction provisions of ERISA and Section 4975 of the Code for certain transactions, provided that neither the issuer of the securities nor any of its affiliates (directly or indirectly) have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any ERISA Plan involved in the transaction and provided further that the ERISA Plan pays no more than adequate consideration in connection with the transaction. There can be no assurance that all of the conditions of any such exemptions will be satisfied.

Because of the foregoing, the notes should not be acquired or held by any person investing “plan assets” of, any Plan, unless such acquisition and holding will not constitute a non-exempt prohibited transaction under ERISA or Section 4975 of the Code or a similar violation under any applicable Similar Laws.

Representation

By acceptance of a note, each holder and subsequent transferee will be deemed to have represented and warranted that either (i) no portion of the assets used by such holder or transferee to acquire or hold the notes or any interest therein constitutes assets of any Plan or (ii) the acquisition and holding of the notes or any interest therein by such holder or transferee will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a similar violation under any applicable Similar Laws.

The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering acquiring or holding the notes on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such transactions and whether an exemption would be applicable to the acquisition and holding of the notes.

PLAN OF DISTRIBUTION

Each broker-dealer that receives new notes for its own account in connection with the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of those new notes. A broker-dealer may use this prospectus, as amended or supplemented from time to time, in connection with resales of new notes received in exchange for old notes where the broker-dealer acquired old notes as a result of market-making activities or other trading activities. To the extent any such broker-dealer participates in the exchange offer, we have agreed that for a period ending on the earlier of (i) 180 days after the date on which the registration statement is declared effective and (ii) the date on which broker-dealers are no longer required to deliver a prospectus in connection with market making or other trading activities, we will use our commercially reasonable efforts to make this prospectus, as amended or supplemented, available to such broker-dealer for use in connection with any such resales, and will, upon request, make available sufficient copies of this prospectus, as amended or supplemented, to any broker-dealer for use in connection with such resales.

We are conducting the exchange offer to satisfy our obligations under the registration rights agreement entered into in connection with the private placement of the old notes, and we will not receive any proceeds from the issuance of the new notes pursuant to the terms of the exchange offer, or from the subsequent sale of the new notes by any holder thereof. Broker-dealers may sell new notes received by them for their own account pursuant to the exchange offer from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of those methods of resale, at market prices prevailing at the time of resale, at prices related to those prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer or the purchasers of any new notes.

Any broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such new notes may be deemed to be an underwriter within the meaning of the Securities Act. A profit on any such resale of new notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an underwriter within the meaning of the Securities Act.

We have agreed to pay all expenses incident to the exchange offer, other than commissions or concessions of any brokers or dealers. We will also indemnify the holders of the old notes, including any broker-dealers, against specified liabilities, including any liabilities under the Securities Act.

LEGAL MATTERS

The validity of the new notes and the related guarantees will be passed upon for us by Covington & Burling LLP, New York, New York.

EXPERTS

The consolidated financial statements of American Tire Distributors Holdings, Inc. and its subsidiaries as of January 2, 2010 and January 3, 2009 and for each of the three years in the period ending January 2, 2010 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

AVAILABLE INFORMATION

We and the guarantors have filed with the Securities and Exchange Commission a registration statement on Form S-4 under the Securities Act with respect to the new notes being offered for exchange hereby. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us, the guarantors or the new notes, we refer you to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete. We are not currently subject to the informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. As a result of the offering of the new notes, we will become subject to the informational requirements of the Exchange Act, and, in accordance therewith, will file reports and other information with the Securities and Exchange Commission. The registration statement, such reports and other information can be inspected and copied at the Public Reference Room of the Securities and Exchange Commission at 100 F Street, N.E., Washington D.C. 20549. Copies of such materials, including copies of all or any portion of the registration statement, can be obtained from the Public Reference Room of the Securities and Exchange Commission at prescribed rates. You can call the Securities and Exchange Commission at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. Such materials may also be accessed electronically by means of the Securities and Exchange Commission’s home page on the Internet (http://www.sec.gov).

Under the terms of the indenture relating to the new notes, we have agreed that, whether or not we are required to do so by the rules and regulations of the Securities and Exchange Commission, for so long as any of the new notes remain outstanding, we will furnish to the trustee and holders of the new notes the information specified therein in the manner specified therein. See “Description of the New Notes.”

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

American Tire Distributors Holdings, Inc.—Audited Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of January 2, 2010 and January 3, 2009	F-3
Consolidated Statements of Operations for the fiscal years ended January 2, 2010, January 3, 2009, and December 29, 2007	F-4
Consolidated Statements of Stockholders’ Equity and Other Comprehensive Income (Loss) for the fiscal years ended January 2, 2010, January 3, 2009, and December 29, 2007	F-5
Consolidated Statements of Cash Flows for the fiscal years ended January 2, 2010, January 3, 2009, and December 29, 2007	F-6
Notes to Consolidated Financial Statements	F-7

Financial Statement Schedules
Schedule II— Valuation and Qualifying Accounts for Fiscal Years Ended January 2, 2010, January 3, 2009 and December 29, 2007	F-41

American Tire Distributors Holdings, Inc.—Unaudited Interim Financial Statements
Condensed Consolidated Balance Sheets as of October 2, 2010 for the Successor and January 2, 2010 for the Predecessor	F-42

Condensed Consolidated Statements of Operations for the Quarter and Four Months Ended October  2, 2010 for the Successor and Five Months Ended May 28, 2010 and Quarter and Nine Months Ended October 3, 2009 for the Predecessor

F-43

Condensed Consolidated Statement of Stockholder’s Equity and Other Comprehensive Income (Loss) for the Four Months Ended October 2, 2010 for the Successor and the Five Months Ended May 28, 2010 for the Predecessor

F-44

Condensed Consolidated Statements of Cash Flows, for the Four Months Ended October  2, 2010 for the Successor and Five Months Ended May 28, 2010 and Nine Months Ended October 3, 2009 for the Predecessor

F-45
Notes to Unaudited Condensed Consolidated Financial Statements	F-46

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of American Tire Distributors Holdings, Inc. and Subsidiaries:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders’ equity and comprehensive income (loss) and of cash flows present fairly, in all material respects, the financial position of American Tire Distributors Holdings, Inc. and its consolidated subsidiaries (the “Company”) at January 2, 2010 and January 3, 2009, and the results of its operations and its cash flows for each of the three years in the period ended January 2, 2010 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule appearing on F-41 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As more fully described in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for uncertain tax positions effective in 2007.

/s/ PricewaterhouseCoopers LLP
Charlotte, North Carolina
March 17, 2010, except for the information in
Note 15 related to guarantor information, for which the date is December 20, 2010

AMERICAN TIRE DISTRIBUTORS HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

(amounts in thousands, except share and per share amounts)

	January 2, 2010	January 3, 2009
Assets
Current assets:
Cash and cash equivalents	$7,290	$8,495
Restricted cash	9,750	10,250
Accounts receivable, net of allowance for doubtful accounts of $2,280 and $2,314 in fiscal 2009 and 2008, respectively	188,888	178,895
Inventories	388,901	456,077
Assets held for sale	458	14,712
Deferred income taxes	10,657	14,198
Other current assets	11,717	13,431

Total current assets	$617,661	$696,058

Property and equipment, net	61,775	57,616
Goodwill	375,734	369,961
Other intangible assets, net	226,682	243,033
Other assets	18,772	24,192

Total assets	$1,300,624	$1,390,860

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$368,852	$360,391
Accrued expenses	37,513	43,105
Liabilities held for sale	—	1,199
Current maturities of long-term debt	13,979	3,050

Total current liabilities	$420,344	$407,745

Long-term debt	535,597	639,384
Deferred income taxes	75,636	74,818
Other liabilities	11,800	20,486
Redeemable preferred stock; 20,000 shares authorized, issued and outstanding	26,600	23,941
Commitments and contingencies (see Note 8)
Stockholders’ equity:
Series A Common Stock, par value $.01 per share; 1,500,000 shares authorized; 691,172 shares issued and 690,700 shares outstanding	7	7
Series B Common Stock, par value $.01 per share; 315,000 shares authorized; 307,328 shares issued and outstanding	3	3
Series D Common Stock, par value $.01 per share; 1,500 shares authorized, issued and outstanding	—	—
Common Stock, par value $.01 per share; 1,816,500 shares authorized, no shares have been issued	—	—
Additional paid-in capital	218,348	218,022
Warrants	4,631	4,631
Retained earnings	9,922	4,990
Accumulated other comprehensive loss	(2,164)	(3,067)
Treasury stock, at cost, 472 shares of Series A Common Stock	(100)	(100)

Total stockholders’ equity	$230,647	$224,486

Total liabilities and stockholders’ equity	$1,300,624	$1,390,860

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN TIRE DISTRIBUTORS HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(amounts in thousands)

	For the Fiscal Year Ended
	January 2, 2010	January 3, 2009	December 29, 2007
Net sales	$2,171,787	$1,960,844	$1,877,480
Cost of goods sold, excluding depreciation included in selling, general and administrative expenses below	1,797,905	1,605,064	1,552,975
Selling, general and administrative expenses	306,189	274,412	258,347

Operating income	67,693	81,368	66,158
Other expense:
Interest expense	(54,415)	(59,169)	(61,633)
Other, net	(1,020)	(1,155)	(285)

Income from operations before income taxes	12,258	21,044	4,240
Income tax provision	7,326	11,373	2,867

Net income	$4,932	$9,671	$1,373

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN TIRE DISTRIBUTORS HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND OTHER COMPREHENSIVE INCOME (LOSS)

(amounts in thousands, except share amounts)

	Common Stock		Additional Paid-In Capital	Warrants	Accumulated Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Treasury Stock at Cost	Total
	Shares	Amount
Balance, December 30, 2006	999,528	$10	$217,990	$4,631	$(6,208)	$435	$(100)	$216,758
Comprehensive loss:
Net income	—	—	—	—	1,373	—	—	1,373
Change in value of derivative instrument, net of income taxes of $1.1 million	—	—	—	—	—	(1,736)	—	(1,736)

Total comprehensive loss								(363)

Balance, December 29, 2007	999,528	10	217,990	4,631	(4,835)	(1,301)	(100)	$216,395

Adjustment to initially apply fair value accounting standard, net of income taxes of $0.1 million	—	—	—	—	154	—	—	154
Comprehensive income:
Net income	—	—	—	—	9,671	—	—	9,671
Change in value of derivative instrument, net of income taxes of $1.0 million	—	—	—	—	—	(1,496)	—	(1,496)
Unrealized loss on rabbi trust assets, net of income taxes of $0.2 million	—	—	—	—	—	(270)	—	(270)

Total comprehensive income								7,905
Stock-based compensation expense	—	—	32	—	—	—	—	32

Balance, January 3, 2009	999,528	10	218,022	4,631	4,990	(3,067)	(100)	$224,486

Comprehensive income:
Net income	—	—	—	—	4,932	—	—	4,932
Change in value of derivative instrument, net of income taxes of $0.3 million	—	—	—	—	—	474	—	474
Unrealized gain on rabbi trust assets, net of income taxes of $0.3 million	—	—	—	—	—	429	—	429

Total comprehensive income								5,835
Stock-based compensation expense	—	—	326	—	—	—	—	326

Balance, January 2, 2010	999,528	$10	$218,348	$4,631	$9,922	$(2,164)	$(100)	$230,647

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN TIRE DISTRIBUTORS HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(amounts in thousands)

	For the Fiscal Year Ended
	January 2, 2010	January 3, 2009	December 29, 2007
Cash flows from operating activities:
Net income	$4,932	$9,671	$1,373
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization of intangibles	32,078	25,530	28,096
Accretion of 8% cumulative preferred stock	441	441	441
Accretion of Discount Notes	—	—	1,571
Accrued dividends on 8% cumulative preferred stock	2,219	2,051	1,893
Amortization of other assets	4,834	4,834	5,056
Provision (benefit) for deferred income taxes	5,030	3,432	(6,916)
Provision for doubtful accounts	1,381	2,514	854
Other, net	1,906	441	(838)
Change in assets and liabilities:
Accounts receivable, net	(15,462)	868	(14,435)
Inventories	63,773	(43,067)	(35,347)
Other current assets	2,706	110	(3,420)
Accounts payable and accrued expenses	32,839	(59,614)	40,142
Other	(5,572)	(1,297)	649

Net cash provided by (used in) operating activities	$131,105	$(54,086)	$19,119

Cash flows from investing activities:
Acquisitions, net of cash acquired	$116	$(68,584)	$(20,981)
Purchase of property and equipment	(12,757)	(13,424)	(8,648)
Purchase of assets held for sale	(1,382)	(3,020)	(2,388)
Proceeds from disposal of assets held for sale	9,232	3,187	1,852
Proceeds from sale of property and equipment	171	170	305

Net cash used in investing activities	$(4,620)	$(81,671)	$(29,860)

Cash flows from financing activities:
Borrowings from revolving credit facility	$2,056,414	$1,902,324	$1,669,818
Repayments of revolving credit facility	(2,147,985)	(1,798,645)	(1,651,574)
Outstanding checks	(32,524)	49,951	(292)
Payments of other long-term debt	(3,595)	(4,452)	(4,402)
Payments of deferred financing costs	—	—	(1,085)
Change in restricted cash	—	(9,675)	(575)

Net cash (used in) provided by financing activities	$(127,690)	$139,503	$11,890

Net (decrease) increase in cash and cash equivalents	(1,205)	3,746	1,149
Cash and cash equivalents, beginning of year	8,495	4,749	3,600

Cash and cash equivalents, end of year	$7,290	$8,495	$4,749

Supplemental disclosures of cash flow information:
Cash payments for interest	$42,953	$57,711	$51,629

Cash payments for taxes, net	$6,457	$11,634	$2,242

Supplemental disclosures of noncash activities:
Capital expenditures financed by debt	$2,307	$3,295	$2,822

Noncash capital expenditures	$2,876	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN TIRE DISTRIBUTORS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of Business and Summary of Significant Accounting Policies:

Organization

American Tire Distributors Holdings, Inc. (also referred to herein as “ATDH” and “Holdings”) is a Delaware corporation which owns 100% of the issued and outstanding capital stock of American Tire Distributors, Inc (“ATDI”), a Delaware corporation. ATDH has no significant assets or operations other than its ownership of ATDI. The operations of ATDI and its subsidiaries constitute the operations of ATDH presented under accounting principles generally accepted in the United States. The “Company” herein refers to ATDH and its consolidated subsidiaries.

Nature of Business

The Company is primarily engaged in the wholesale distribution of tires, custom wheels, and related automotive service equipment and tools and supplies which represent approximately 93.1%, 2.6%, 1.7% and 1.4% of net sales, respectively, and has one operating and reportable segment consisting of 83 distribution centers, including two redistribution centers, across the United States. The Company’s customer base is comprised primarily of independent tire dealers with other customers representing national retail chains, service stations and other automotive dealer and repair facilities. The Company serves all or parts of 37 states located in the Southeastern and Mid-Atlantic regions, portions of the Northeast, Midwest, Southwest and the West Coast of the United States.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of ATDH and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fiscal Year

The Company’s fiscal year is based on either a 52- or 53-week period ending on the Saturday closest to each December 31. Therefore, the financial results of 53-week fiscal years will not be exactly comparable to the prior and subsequent 52-week fiscal years. The fiscal years ended January 2, 2010, January 3, 2009, and December 29, 2007 contain operating results for 52 weeks, 53 weeks, and 52 weeks, respectively.

Cash and Cash Equivalents

The Company considers all deposits with an original maturity of three months or less to be cash equivalents in its consolidated financial statements. Outstanding checks are presented as a financing cash outflow in the statement of cash flows because they are funded by drawing on the revolving credit facility as they are presented for payment.

AMERICAN TIRE DISTRIBUTORS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Revenue Recognition and Concentration of Credit Risk

The Company recognizes revenue when title and risk of loss pass to the customer, which is upon delivery under free on board (“FOB”) destination terms. In the normal course of business, the Company extends credit, on open accounts, to its customers after performing a credit analysis based on a number of financial and other criteria. The Company performs ongoing credit evaluations of its customers’ financial condition and does not normally require collateral; however, letters of credit and other security are occasionally required for certain new and existing customers. Allowances for doubtful accounts are maintained for estimated potential credit losses.

The Company’s top ten customers accounted for approximately 5.5%, 6.7%, and 6.4% of net sales, respectively, for the fiscal years of 2009, 2008, and 2007.

The Company permits customers from time to time to return certain products, but there is no contractual right of return. The Company continuously monitors and tracks such returns and records an estimate of such future returns, which is based on historical experience and recent trends.

Inventories

Inventories consist primarily of automotive tires, custom wheels, automotive service equipment and related products and are valued at the lower of cost, determined on the first-in, first-out (FIFO) method, or fair market value. The Company performs periodic assessments to determine the existence of obsolete, slow-moving and non-saleable inventories and records necessary provisions to reduce such inventories to net realizable value. A majority of the Company’s tire vendors allow for the return of tire products, subject to certain limitations, specified in supply arrangements with the vendors. All of the Company’s inventory is collateral under the revolving credit facility. See Note 5 for further information.

Property and Equipment

Property and equipment are stated at cost or fair value at date of acquisition. For financial reporting purposes, the Company provides for depreciation of fixed assets using the straight-line method at annual rates sufficient to amortize the cost of the assets less estimated salvage values over the assets’ estimated useful lives. Maintenance and repair expenditures are charged to expense as incurred, and expenditures for improvements and major renewals are capitalized. The carrying amounts of assets that are sold or retired and the related accumulated depreciation are removed from the accounts in the year of disposal, and any resulting gain or loss is reflected in the statement of operations. Depreciation, which includes the amortization of assets recorded under capital lease obligations, is determined by using the straight-line method based on the following estimated useful lives:

Buildings	20-40 years
Machinery and equipment	3-12 years
Furniture and fixtures	3-10 years
Internal-use software	3 years
Vehicles and other	3-10 years

Leasehold improvements are amortized over the lesser of the lease term or the estimated useful lives of the improvements.

The Company capitalizes costs, including interest, incurred in the development or acquisition of internal-use software. The Company expenses costs incurred in the preliminary project planning stage. Costs, such as maintenance and training, are also expensed as incurred. Capitalized costs are amortized over their estimated

AMERICAN TIRE DISTRIBUTORS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

useful lives using the straight-line method. Amortization expense, which is included in depreciation expense, for internal-use software was $4.7 million for the fiscal year ended January 2, 2010, $3.4 million for the fiscal year ended January 3, 2009, and $4.4 million for the fiscal year ended December 29, 2007. The Company capitalized interest costs of $0.3 million for the fiscal year ended January 2, 2010 and $0.4 million for the fiscal year ended January 3, 2009.

Impairments of long-lived assets are recognized when events or changes in circumstances indicate that the carrying amount of the asset, or related groups of assets, may not be recoverable and the Company’s estimate of undiscounted cash flows over the assets’ remaining estimated useful life are less than the assets’ carrying value. Measurement of the amount of impairment may be based upon appraisals, market values of similar assets or estimated discounted future cash flows resulting from the use and ultimate disposition of the asset. Throughout fiscal years 2009, 2008, and 2007, the Company has reviewed the carrying value of long-term fixed assets for impairment when events or circumstances indicate possible impairment, and has concluded that the estimated future cash flows anticipated to be generated during the remaining life of these assets support the current net carrying value of these assets, thus, no impairment charges have been recorded for such periods.

Assets Held for Sale

In accordance with the authoritative guidance of the Financing Accounting Standards Board (“FASB”), assets held for sale are reported at the lower of the carrying amount or fair value less cost to sell and the recognition of depreciation expense is discontinued. As of January 2, 2010, the Company has a couple residential properties classified as assets held for sale. The Company acquired these properties as part of employee relocation packages. The Company is actively marketing these properties and anticipates that they will be sold within a twelve-month period.

In addition, as part of the acquisition of Am-Pac Tire Dist., Inc. (“Am-Pac”), the Company acquired certain retail stores and operations. See Note 2 for more information on this acquisition. During fiscal 2009, the Company sold 36 of the 37 acquired retail stores and shutdown the remaining acquired store. At January 3, 2009, in accordance with the requirements of the accounting standards for the disposal of long-lived assets, the related retail store assets, including the allocation of purchase price, and the related liabilities were classified as held for sale within the accompanying consolidated balance sheets.

Deferred Financing Costs

Costs associated with financing activities (see Note 5) are included in the accompanying consolidated balance sheets as deferred financing costs (included within Other Assets) and are being amortized over the terms of the loans to which such costs relate. Amortization of deferred financing costs included in operating income for fiscal years 2009, 2008, and 2007 were $4.8 million, $4.8 million, and $5.0 million, respectively. These amounts are included in interest expense in the accompanying consolidated statements of operations. The unamortized balance of deferred financing costs included in the accompanying consolidated balance sheets was $12.5 million at January 2, 2010 and $17.4 million at January 3, 2009.

Goodwill and Other Intangible Assets

Under FASB authoritative guidance, goodwill and intangible assets with indefinite lives are no longer amortized, but are tested for impairment annually and more frequently in the event of an impairment indicator. The accounting standard also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives, and reviewed whenever events or circumstances indicate an impairment may exist.

AMERICAN TIRE DISTRIBUTORS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FASB authoritative guidance requires that a two-step test be performed to assess goodwill for impairment. First, the fair value of each reporting unit is compared to its carrying value. Fair value is computed by the Company utilizing discounted cash flow and market multiple models. If the fair value exceeds the carrying value, goodwill is not impaired and no further testing is performed. The second step is performed if the carrying value exceeds the fair value. The implied fair value of the reporting unit’s goodwill must be determined and compared to the carrying value of the goodwill. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, an impairment loss equal to the difference will be recorded.

The Company has one reporting unit representing the enterprise as a whole. At January 2, 2010 and January 3, 2009, the Company had goodwill of $375.7 million and $370.0 million, respectively, which is subject to the impairment tests prescribed under the authoritative guidance. In accordance with the accounting standard, the Company has elected November 30th as it annual impairment assessment date. The Company completed its annual impairment assessments as of November 30, 2009, 2008 and 2007, and concluded that no goodwill or indefinite lived intangible asset impairment charge was required.

Equity Method Investment

The Company has a 43% equity investment in American Car Care Centers (“ACCC”), which is accounted for using the equity method. ACCC engages in a program to assist its stockholders and their customers in the promotion, marketing, distribution, and sale of tires and tire supplies, accessories, and equipment. The investment is included in other assets in the accompanying consolidated balance sheet at January 2, 2010.

Self Insurance

The Company is self-insured with respect to employee health liability claims and maintains a large deductible program on workers’ compensation and auto. The Company has stop-loss insurance coverage for individual claims in excess of $0.3 million and up to a maximum benefit of $1.8 million for employee health and deductibles of $0.3 million on the workers’ compensation and auto on a per claim basis. Aggregate stop-loss limits for workers’ compensation and auto are $7.8 million. There is no aggregate stop-loss limit on employee health insurance. A reserve for liabilities associated with losses is established for claims filed and claims incurred but not yet reported using actuarial methods followed in the insurance industry and the Company’s historical claims experience.

Fair Value of Financial Instruments

Carrying value approximates fair value as it relates to cash and cash equivalents, accounts receivable and accounts payable due to the short-term maturity of those instruments. Carrying value equals fair value as it relates to the investments held in the Rabbi Trust, related to the Company’s deferred compensation plans, and the interest rate swaps as they are carried at fair value. The carrying value of the Company’s revolving credit facility approximates fair value due to the variable rate of interest paid. The estimated fair value of the Company’s long-term, senior notes is based upon quoted market prices. See Note 6 for further information.

Shipping and Handling Costs

Certain Company shipping, handling and other distribution costs are classified as selling, general and administrative expenses in the accompanying consolidated statements of operations. Such expenses totaled $99.6 million for the fiscal year ended January 2, 2010, $99.5 million for the fiscal year ended January 3, 2009, and $90.0 million for the fiscal year ended December 29, 2007. Shipping revenue is classified within net sales in accordance with accounting standards on shipping and handling fees and costs.

AMERICAN TIRE DISTRIBUTORS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Tire Manufacturer Rebates

The Company receives rebates from its vendors under a number of different programs. These rebates are recorded in accordance with the accounting standards for cash consideration received from a vendor. Many of the vendor programs provide for the Company to receive rebates when any of a number of measures are achieved, generally related to the volume of purchases. These rebates are accounted for as a reduction to the price of the product, which reduces the carrying value of inventory until the product is sold. Throughout the year, the amount recognized for annual rebates is based on purchases management considers probable for the full year. These estimates are continually revised to reflect rebates earned based on actual purchase levels.

Customer Rebates

The Company offers rebates to its customers under a number of different programs. These rebates are recorded in accordance with the accounting standards for consideration given by a vendor to a customer. The majority of these programs provide for the customer to receive rebates, generally in the form of a reduction in the related accounts receivable balance, when certain measures are achieved, generally related to the volume of product purchased from the Company. These rebates are recorded as a reduction of the related price of the product, which reduces the amount of revenue recorded. Throughout the year, the amount of rebates is estimated based on the expected level of purchases to be made by customers that participate in the rebate programs. These estimates are periodically revised to reflect rebates earned by customers based on actual purchases made.

Cooperative Advertising and Marketing Programs

The Company participates in cooperative advertising and marketing programs (“co-op”) with its vendors. Co-op funds are provided to the Company generally based on the volume of purchases made with vendors that offer such programs. A portion of the funds received must be used for specific advertising and marketing expenditures incurred by the Company or its customers. The co-op funds received by the Company from its vendors are accounted for in accordance with the accounting standards related to accounting for cash consideration received from a vendor, which requires that the Company record the funds received as a reduction of cost of sales or as an offset to specific costs incurred in selling the vendor’s products. The co-op funds that are provided to the Company’s customers are accounted for in accordance with authoritative guidance related to accounting for cash consideration given by a vendor to a customer, which requires that the Company record the funds paid as a reduction of revenue since no separate identifiable benefit is received by the Company.

Income Taxes

The Company accounts for its income taxes in accordance with FASB authoritative guidance. The accounting standard requires the use of the asset and liability method of accounting for deferred income taxes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting purposes, at the applicable enacted tax rates. The Company provides a valuation allowance against its deferred tax assets when the future realizability of the assets is no longer considered to be more likely than not.

The Company accounts for uncertain tax positions in accordance with FASB authoritative guidance. The application of income tax law is inherently complex. As such, the Company is required to make certain assumptions and judgments regarding its income tax positions and the likelihood whether such tax positions would be sustained if challenged. Interest and penalties related to uncertain tax provisions are recorded as a component of the provision for income taxes. Interpretations and guidance surrounding income tax laws and regulations change over time. As such, changes in the Company’s assumptions and judgments can materially affect amounts recognized in the Company’s consolidated balance sheets and statement of operations.

AMERICAN TIRE DISTRIBUTORS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Derivative Instruments and Hedging Activities

For derivative instruments, the Company applies FASB authoritative guidance which establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. This statement requires that changes in the derivative’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met and that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting treatment.

Stock Options

Effective January 1, 2006, the Company adopted the fair value recognition provisions of the FASB authoritative guidance using the prospective transition method as described in the accounting standards for nonpublic entities that used the minimum value method for measuring stock-based compensation for either recognition or pro forma disclosure purposes under the FASB authoritative guidance. Under this transition method, stock options outstanding prior to the adoption of fair value recognition provisions will continue to be accounted for under the provisions of the intrinsic value method. Any new awards and awards modified, repurchased, or cancelled after January 1, 2006 will be accounted for in accordance with the fair value recognition provisions.

Recently Issued Accounting Pronouncements

In June 2009, the FASB issued the FASB Accounting Standards Codification (“Codification”). The Codification will become the source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification is not intended to change or alter existing GAAP. The Codification is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of the Codification did not have a material impact on the Company’s consolidated financial statements.

In September 2006, the FASB issued new accounting rules for fair value measurements, which defines fair value, establishes a framework for measuring fair value under GAAP and expands disclosures about fair value measurements. In February 2008, the FASB approved a one-year deferral of the adoption of rules relating to certain non-financial assets and liabilities. The Company adopted the provisions for its financial assets and liabilities effective December 29, 2007 and adopted the provisions for its non-financial assets and liabilities effective January 3, 2009. Neither the adoption in the first quarter ended April 5, 2008 for financial assets and liabilities nor the adoption in the first quarter ended April 4, 2009 for non-financial assets and liabilities had a material impact on the Company’s financial condition, results of operations or cash flows, but both adoptions resulted in certain additional disclosures. See Note 6.

In March 2008, the FASB issued new accounting guidance which expands the disclosure requirements about an entity’s derivative instruments and hedging activities. The Company adopted the new accounting rules in the first quarter ended April 4, 2009. The adoption did not have a material impact on the Company’s financial condition, results of operations or cash flows but resulted in certain additional disclosures. See Note 5.

2. Acquisitions:

On December 18, 2008, the Company completed the purchase of all the issued and outstanding capital stock of Am-Pac pursuant to the terms of a Stock Purchase Agreement dated December 18, 2008. The aggregate purchase price of this acquisition was approximately $74.7 million, consisting of $71.1 million in cash, of which $9.8 million is held in escrow and $59.1 million was used to pay off Am-Pac’s outstanding debt, and $3.6 million in direct acquisition

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

costs. The amount held in escrow has been excluded from the allocation of the cost of the assets acquired and liabilities assumed as it represents contingent consideration for which the contingency has not been resolved or for which the contingency period has not lapsed. Unless the Company makes a proper claim for indemnity, as related to litigation, environmental and tax matters, as well as, other claims as described in the Stock Purchase Agreement, prior to the eighteenth (18th) month anniversary of the closing, any amounts remaining in escrow plus any of the proceeds earned thereon will be released to the sellers and will result in an increase to goodwill.

The purchase price allocation has been recorded in the accompanying consolidated financial statements based on estimated fair values for the assets acquired and liabilities assumed and resulted in goodwill of $5.8 million. Effective July 31, 2009, the Company completed and settled, with the seller, the closing date balance sheet and determination of purchase price regarding the acquisition of Am-Pac. In conjunction with this settlement, the Company received $0.9 million as a result of the closing date balance sheet and purchase price adjustment procedures included within the Stock Purchase Agreement. This amount has been reflected, during fiscal 2009, as an adjustment to the cash consideration paid in the acquisition of Am-Pac.

As part of the acquisition of Am-Pac, the Company acquired certain retail stores and operations. As the Company’s core business does not relate to the operations of retail stores and as management believes that by operating retail stores it would be in direct competition with its customers, the Company decided that it would divest of these retail stores. As a result, during fiscal 2009, the Company sold 36 of the 37 acquired retail stores and shutdown the remaining acquired store. At January 3, 2009, in accordance with accounting standards, the related assets of the acquired retail stores, including the allocation of purchase price, and the related liabilities of the retail reporting unit were classified as held for sale within the accompanying consolidated balance sheet.

The following table summarizes the fair values of the assets acquired and liabilities assumed of Am-Pac as of January 3, 2009 and January 2, 2010 (in thousands):

	Original Purchase Price Allocation as of January 3, 2009		Adjustments		Purchase Price Allocation as of January 2, 2010
Cash	$2,948		$—		$2,948
Restricted cash	9,750		—		9,750
Accounts receivable	24,774		(494)		24,280
Inventory	65,834		(3,323	)(a)	62,511
Assets held for sale	14,700		(5,783	)(b)	8,917
Other current assets	2,314		—		2,314
Deferred income taxes	11,902		836		12,738
Property and equipment	9,999		—		9,999
Customer lists	9,591		—		9,591
Trademarks and tradenames	4,464		—		4,464
Other assets	1,718		—		1,718

Total assets acquired	157,994		(8,764)		149,230
Accounts payable	62,013		—		62,013
Liabilities held for sale	1,200		—		1,200
Deferred income taxes	3,912		(285)		3,627
Accrued and other liabilities	15,921	(c)	(2,462	)(c)	13,459

Total liabilities assumed	83,046		(2,747)		80,299
Net assets acquired	74,948		(6,017)		68,931
Goodwill	—		5,773	(d)	5,773

Purchase price allocation	$74,948		$(244	)(e)	$74,704

(a)

During predominately the second and third quarters of 2009, the Company completed its facility integration strategy, which included the consolidation of 20 Am-Pac centers and conversion of four Am-Pac centers onto the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Company’s Oracle platform. In conjunction with this integration strategy, the Company identified certain components of inventory that were deemed non-saleable due to age, damage or the absence of manufacturer warranties. Through this identification process, the Company finalized its fair value allocation for inventory.

(b)	As of January 3, 2009, the Company initially developed its preliminary purchase price allocation for the retail stores held for sale based upon letters of interest and upon evaluation of public information for certain tire retail store operators as to the price per store offered for recent and similar retail store acquisitions. However, the Company continued to assess other factors, including the assumption of environmental liabilities and the assumption of lease requirements in finalizing the valuation of these stores. The Company’s final purchase price allocation focused upon determining relevant market participants for each individual or combination of stores and the evaluation of the most advantageous market in which to sell these stores.
(c)	Includes $8.2 million and $3.7 million related to lease termination costs and severance costs, respectively. Substantially all severance costs have been paid in cash, with certain amounts reversed primarily related to employees that were retained by the Company. Remaining costs represent lease termination payments expected to be paid through 2015.
(d)	The acquisition of Am-Pac Tire significantly strengthened the Company’s presence in markets it currently serves and allowed the Company to expand its operations into St. Louis, Missouri and western Texas. Also, this acquisition enabled the Company to expand its customer base or to achieve a higher share of account from its existing customers, while eliminating, predominately through the consolidation of 20 Am-Pac centers, duplicate selling, general and administrative expenses. In addition, the acquisition of Am-Pac provided the Company with a well developed franchising program and the availability to two proprietary brand tires. These factors were the primary drivers that resulted in the Company deciding to pay consideration in excess of the net book value of assets acquired.
(e)	Represents cash paid for working capital settlement, net of final transaction costs.

The following unaudited pro forma supplementary data for the fiscal years ended January 3, 2009 and December 29, 2007 give effect to the Am-Pac acquisition as if it had occurred at the beginning of the respective years. The pro forma supplementary data is provided for informational purposes only and should not be construed to be indicative of the Company’s results of operations had the acquisition been consummated on the date assumed and does not project the Company’s results of operations for any future date.

	Fiscal Year Ended January 3, 2009 (unaudited)	Fiscal Year Ended December 29, 2007 (unaudited)
	(in thousands)
Sales	$2,272,186	$2,201,191
Net income (loss)	3,270	(3,528)

On October 8, 2008, the Company completed the purchase of certain assets and the assumption of certain liabilities of Remington Tire Distributors, Inc., d/b/a Gray’s Wholesale Tire Distributors (“Gray’s Tire”) pursuant to the terms of an Asset Purchase Agreement dated as of October 8, 2008. This acquisition expanded the Company’s service across the state of Texas and Oklahoma and complemented its existing distribution centers located within the states of Texas and Oklahoma.

The purchase price allocation has been recorded in the accompanying consolidated financial statements based on estimated fair values for the assets acquired and liabilities assumed and has resulted in negative goodwill of $3.6 million and a customer relationship intangible asset of $5.5 million. In accordance with accounting standards for business combinations, the negative goodwill was allocated on a pro rata basis to the noncurrent nonfinancial assets, such as property and equipment and other intangible assets, acquired in the Gray’s Tire acquisition which reduced the customer relationship intangible asset to $2.1 million. Amortization for the customer relationship intangible asset is deductible for income tax purposes. The Gray’s Tire acquisition does not rise to the level of being a material business combination.

The Am-Pac and Gray’s Tire acquisitions were financed through borrowings under the Company’s revolving credit facility. These acquisitions have been accounted for under the purchase method of accounting

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

and, accordingly, the results of operations for the acquired businesses have been included in the accompanying consolidated statements of operations from the date of acquisition.

On December 7, 2007, the Company completed the purchase of all of the outstanding membership interests of 6H-Homann, LLC and all of the seller’s partnership interests of Homann Tire, LTD (collectively “Homann Tire”) pursuant to the terms of a Securities Purchase Agreement dated as of November 16, 2007. This acquisition expanded the Company’s service across the state of Texas (further complementing the Company’s existing distribution centers) and allowed the Company to expand into Louisiana.

On July 2, 2007, the Company completed the purchase of certain assets and the assumption of certain liabilities related to Martino Tire Company (“Martino Tire”) pursuant to the terms of an Asset Purchase Agreement dated as of July 2, 2007. This acquisition expanded the Company’s service across the state of Florida and complemented its existing distribution centers currently located within the state of Florida.

On May 31, 2007, the Company completed the purchase of all the outstanding stock of Jim Paris Tire City of Montbello, Inc. (“Paris Tire”) pursuant to the terms of a Stock Purchase Agreement dated May 31, 2007. This acquisition expanded the Company’s service across the state of Colorado and the Mid-West.

The Homann Tire, Martino Tire and Paris Tire acquisitions were financed through borrowings under the Company’s revolving credit facility. The results of operations for the acquired businesses have been included in the accompanying consolidated statements of operations from the date of acquisition. The aggregate purchase price of these acquisitions was $21.7 million, consisting of $20.9 million in cash and $0.8 million in direct acquisition costs. The purchase price allocations have been recorded in the accompanying consolidated financial statements based on estimated fair values for the assets acquired and liabilities assumed and resulted in goodwill of $4.9 million, a customer relationship intangible asset of $3.9 million and a related deferred tax liability of $1.6 million for Homann Tire, goodwill of $7.8 million and a customer relationship intangible asset of $8.4 million, both of which are deductible for income tax purposes, for Martino Tire and goodwill of $2.0 million, a customer relationship intangible asset of $3.9 million and a related deferred tax liability for $1.5 million for Paris Tire. In addition, based upon management’s facility consolidation strategy developed for Martino Tire as of the acquisition date, lease reserves of $5.2 million were established in accordance with accounting standards for business combinations. During the second quarter of 2008, certain refinements were made to these lease reserves to reflect the finalization of the exit cost estimates.

3. Property and Equipment:

The following table represents the property and equipment at January 2, 2010 and January 3, 2009 (in thousands):

	January 2, 2010	January 3, 2009
Land	$7,547	$5,202
Buildings and leasehold improvements	32,999	28,372
Machinery and equipment	11,344	13,316
Furniture and fixtures	22,354	20,552
Software	37,947	30,618
Vehicles and other	2,592	3,240

Total property and equipment	114,783	101,300
Less—Accumulated depreciation	(53,008)	(43,684)

Property and equipment, net	$61,775	$57,616

AMERICAN TIRE DISTRIBUTORS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Depreciation expense was $14.0 million for the fiscal year ended January 2, 2010, $11.7 million for the fiscal year ended January 3, 2009, and $14.7 million for the fiscal year ended December 29, 2007. Depreciation expense is classified in selling, general and administrative expense in the accompanying consolidated statements of operations.

Included in the above table within Land and Buildings and leasehold improvements are assets under capital leases related to the sale and leaseback of three of the Company’s owned facilities (see Note 5). The net book value of these assets at January 2, 2010 and January 3, 2009 was $10.7 million and $11.5 million, respectively. Accumulated depreciation was $3.4 million and $2.7 million for the respective periods. Depreciation expense was $0.8 million for fiscal year ended January 2, 2010 and $0.7 million for each fiscal years ended January 3, 2009 and December 29, 2007.

4. Goodwill and Other Intangible Assets:

Goodwill represents the excess of the purchase price over the fair value of the net assets of the acquired entities. The Company has recorded, at January 2, 2010, goodwill of $375.7 million, of which approximately $24.1 million of net goodwill is deductible for income tax purposes in future periods.

Other intangible assets represent customer lists, tradenames, noncompete agreements, favorable leases and software. Intangible assets with indefinite lives are not amortized and are tested for impairment at least annually. All other intangible assets with finite lives are being amortized on a straight-line basis or accelerated basis over periods ranging from one to seventeen years. Amortization of other intangibles was $18.0 million in fiscal 2009, $13.8 million in fiscal 2008, and $13.4 million in fiscal 2007. Accumulated amortization at January 2, 2010 and January 3, 2009 was $66.6 million and $49.3 million, respectively.

The following table presents the changes in the carrying amount of goodwill for the fiscal years ended January 2, 2010 and January 3, 2009 (in thousands):

	January 2, 2010		January 3, 2009
Goodwill—gross	$369,961		$368,318
Accumulated impairment losses	—		—

Beginning balance	369,961		368,318
Purchase accounting adjustments	5,773	(2)	1,643	(1)
Goodwill—gross	375,734		369,961
Accumulated impairment losses	—		—

Ending balance	$375,734		$369,961

(1)	Reflects adjustments to finalize purchase price allocation for the Homann Tire, Martino Tire and Paris Tire acquisitions.
(2)	Reflects adjustments to finalize purchase price allocation for the Am-Pac acquisition.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables set forth the gross amount and accumulated amortization of the Company’s intangible assets for the fiscal years ended January 2, 2010 and January 3, 2009 (in thousands):

	Estimated Useful Life (years)	January 2, 2010		January 3, 2009
		Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization
Customer lists	17	$245,266	$66,545	$244,397	$48,590
Noncompete agreements	2	500	39	613	596
Tradenames	1	150	30	—	—
Favorable leases	7	200	29	—	—
Software	—	—	—	77	77

Total amortizable intangible assets		$246,116	$66,643	$245,087	$49,263

	January 2, 2010		January 3, 2009
	Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization
Tradenames	$47,209	$—	$47,209	$—

Total unamortizable intangible assets	$47,209	$—	$47,209	$—

In the first quarter of 2009, the Company implemented a change in accounting estimate relating to certain of its customer list intangible assets. The primary reason for this change relates to an analysis of current customer attrition rates within some of the Company’s less significant acquisitions. During the fiscal year ended January 2, 2010, the effect of this change in estimate was to increase amortization expense by $2.9 million and decrease net income by approximately $1.2 million.

Estimated intangible asset amortization expense for each of the next five fiscal years is expected to be $18.0 million in 2010, $15.9 million in 2011, $15.3 million in 2012, $14.8 million in 2013, and $14.5 million in 2014.

5. Long-term Debt and Other Financing Arrangements:

Long-term Debt

The following table represents the Company’s long-term debt at January 2, 2010 and January 3, 2009 (in thousands):

	January 2, 2010	January 3, 2009
Revolving credit facility	$185,367	$276,938
2013 Notes	150,000	150,000
Floating Rate Notes	140,000	140,000
Discount Notes	51,480	51,480
Capital lease obligations	14,183	14,361
Supplier Loan	6,000	6,000
Other	2,546	3,655

	549,576	642,434
Less—Current maturities	(13,979)	(3,050)

	$535,597	$639,384

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Revolving Credit Facility

In March 2005, the Company entered into an amended and restated credit agreement which, as subsequently amended, (the “revolving credit facility”) provides for a senior secured revolving credit facility of up to $400.0 million (of which up to $25.0 million may be utilized in the form of commercial and standby letters of credit), subject to a borrowing base formula. The revolving credit facility is collateralized by a pledge of substantially all assets of ATDI. As of January 2, 2010, the outstanding credit facility balance was $185.4 million. In addition, the Company had certain letters of credit outstanding at January 2, 2010 in the aggregate amount of $7.9 million and at that same date, $182.5 million was available for additional borrowings. The revolving credit facility matures on December 31, 2011.

Borrowings under the revolving credit facility bear interest, at the Company’s option, at either (i) the Base Rate, as defined, plus the applicable margin (0.0% as of January 2, 2010) or (ii) the Eurodollar Rate, as defined, plus the applicable margin (1.3% as of January 2, 2010). At January 2, 2010 and January 3, 2009, borrowings under the revolving credit facility were at a weighted average interest rate of 1.7% and 3.6%, respectively. The applicable margin for the loans varies based upon a performance grid, as defined in the revolving credit facility.

All obligations under the revolving credit facility are guaranteed by ATDH and each of ATDI’s existing and future direct and indirect domestic subsidiaries that are not direct obligors thereunder. Obligations under the revolving credit facility are also collateralized by a pledge of substantially all assets of the obligors, including all shares of ATDI’s capital stock and that of ATDI’s domestic subsidiaries, subject to certain limitations.

The revolving credit facility contains customary covenants, including covenants that restrict ATDI and its subsidiaries’ ability to incur additional debt, grant liens, enter into guarantees, enter into certain mergers, make certain loans and investments, dispose of assets, prepay certain debt, declare dividends, modify certain material agreements or organizational documents relating to preferred stock or change the business we conduct. In addition, ATDH guarantees the obligations of its subsidiaries under the revolving credit facility, has pledged the stock of ATDI as collateral, and is subject to limitations under the guarantee on its ability to engage in actions other than those of a holding company, to incur indebtedness or liens, and to enter into guarantees. If the amount available for additional borrowing under the revolving credit facility falls below $35.0 million (subject to adjustments based on the outstanding amount of the loans), then ATDI and its subsidiaries would become subject to an additional covenant requiring them to meet a fixed charge coverage ratio of 1.0 to 1.0. As of January 3, 2009 and January 2, 2010, we had more than $35.0 million available to draw under the revolving credit facility and were therefore not subject to the additional covenant.

Discount Notes

On March 31, 2005, ATDH issued the Discount Notes, which mature on October 1, 2013, at an aggregate principal amount at maturity of $51.5 million, generating net proceeds of approximately $40.0 million. The Discount Notes were issued at a substantial discount from their principal amount at maturity. Prior to April 1, 2007, no interest accrued on the Discount Notes. Since April 1, 2007, interest on the Discount Notes has accrued at a rate of 13.0% per annum, payable semi-annually in arrears on April 1 and October 1 of each year.

The Company may redeem the Discount Notes at any time upon not less than 30 nor more than 60 days notice at a redemption price of 103.0% of the principal amount if the redemption date occurs prior to April 1, 2010, and 101.0% of the principal amount if the redemption date occurs between April 1, 2010 and March 31, 2011 and 100.0% of the principal amount if the redemption date occurs on or after April 1, 2011. On April 1, 2010, if any Discount Notes are outstanding, the Company will be required to redeem 12.165% of each of the then outstanding Discount Notes’ principal amount at a redemption price of 100% of the principal amount of the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

portion of the Discount Notes so redeemed. Accordingly, for the year ended January 2, 2010, the Company has classified $6.3 million of the outstanding Discount Notes as current maturities of long-term debt within the accompanying consolidated balance sheets. The Company anticipates paying this principal repayment through the use of its revolving credit facility.

2013 Notes

On March 31, 2005, ATDI issued the 2013 Notes, which mature April 1, 2013, in an aggregate principal amount of $150.0 million, generating net proceeds of approximately $144.2 million. The 2013 Notes bear interest at a fixed rate of 10.75%. Interest on the 2013 Notes is payable semi-annually in arrears on April 1 and October 1 of each year. The Company may redeem the 2013 Notes at any time upon not less than 30 nor more than 60 days notice at a redemption price of 105.375% of the principal amount if the redemption date occurs prior to April 1, 2010, 102.688% of the principal amount if the redemption date occurs between April 1, 2010 and March 31, 2011 and 100.0% of the principal amount if the redemption date occurs on or after April 1, 2011.

Floating Rate Notes

On March 31, 2005, ATDI issued the Floating Rate Notes, which mature April 1, 2012, in an aggregate principal amount of $140.0 million, generating net proceeds of approximately $134.5 million. The Floating Rate Notes bear interest at a floating rate equal to three-month LIBOR plus 6.25%, reset on January 1, April 1, July 1 and October 1 of each year. The interest rate applicable to the Floating Rate Notes ranged from 11.48% to 11.61% during fiscal 2007, 8.95% to 11.48% during fiscal 2008 and 6.54% to 7.69% during fiscal 2009. The Company may redeem the Floating Rate Notes at its option, at any time, in whole or in part, upon not less than 30 nor more than 60 days notice, at a redemption price of 100.0% of the principal amount, plus accrued and unpaid interest.

The indentures governing the 2013 Notes, Floating Rate Notes, and the Discount Notes limits, among other things, the Company’s ability to incur additional debt (subject to certain exceptions including debt under its revolving credit facility), issue preferred stock (subject to certain specified exceptions), make certain restricted payments or investments or make certain purchases of the Company’s stock, unless the ratio of its Adjusted EBITDA to consolidated interest expense (as defined in the indentures), each calculated on a pro forma basis for the proposed transaction, would have been at least 2.0 to 1.0 for the four fiscal quarters prior to the proposed transaction. For the four fiscal quarters ended January 2, 2010, the Company’s ratio of Adjusted EBITDA to consolidated interest expense, each as calculated under the indentures governing the three series of outstanding notes, was 1.6 to 1.0. Because the Company currently does not satisfy the 2.0 to 1.0 Adjusted EBITDA to consolidated interest expense ratio contained in the Company’s three series of outstanding notes, the Company is currently limited in its ability to, among other things, incur additional debt (subject to certain exceptions including debt under its revolving credit facility), issue preferred stock (subject to certain specified exceptions), make certain restricted payments or investments or make certain purchases of its stock. These restrictions do not interfere with the day-to-day-conduct of the Company’s business. Moreover, the indentures do not require the Company to maintain any financial performance metric or ratio in order to avoid a default.

Capital Lease Obligations

As of January 2, 2010, the Company has a capital lease obligation of $14.1 million relating to a prior sale and leaseback of three of its owned facilities. All cash paid to the lessor is recorded as interest expense and the capital lease obligation will be reduced when the lease has been terminated. The initial term of the lease is for 20 years, followed by two 10-year renewal options. The annual rent paid under the terms of the lease is $1.6 million

AMERICAN TIRE DISTRIBUTORS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(paid quarterly) and is adjusted for Consumer Price Index changes every two years. The annual rent expense increased to $1.7 million on April 25, 2004 and to $1.8 million on April 25, 2006. Beginning on April 25, 2008, the annual rent expense increased to $2.0 million. There was no gain or loss recognized as a result of the initial sales transaction.

Supplier Loan

In October 2006, the Company entered into a Loan and Purchase Agreement (the “Agreement”) with one of the Company’s suppliers. Under the terms of the Agreement, the supplier agreed to loan the Company the aggregate principal amount of $6.0 million (the “Supplier Loan”). Proceeds from the Supplier Loan were received in the form of a credit against then current amounts due and payable to the supplier. Interest under the Supplier Loan is payable quarterly, in arrears, at a rate of 9% per year. The Agreement defines certain levels of annual commitments that the Company must meet during each calendar year of fiscal 2006 through 2010. If the Company purchases all the required commitments, then the supplier will refund the interest paid by the Company for that calendar year. If the Company does not meet these purchase commitments, a calculated portion, representing the percentage shortfall in the Company’s committed purchase requirements, of the principal on the Supplier Loan shall be due and payable during the immediately succeeding calendar year. All unpaid principal and interest shall be paid in full on or before December 20, 2010. Accordingly, for the year ended January 2, 2010, the Company has classified the $6.0 million Supplier Loan as current maturities of long-term debt within the accompanying consolidated balance sheet. The Company anticipates paying this principal repayment through the use of its revolving credit facility. For the fiscal years ended January 2, 2010, January 3, 2009, and December 29, 2007, the Company met the purchase commitment requirements as specified in the Agreement.

Aggregate Maturities

Aggregate maturities of long-term debt at January 2, 2010, are as follows (in thousands):

2010	$13,979
2011	186,025
2012	140,029
2013	195,240
2014	25
Thereafter	14,278

$549,576

Derivative Instruments

In March 2008, the FASB issued a new accounting standard for the purpose of improving the financial reporting regarding derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. The Company adopted the provisions of this standard effective January 4, 2009 (the first day of its 2009 fiscal year). As a result of the adoption of this standard, the Company expanded its disclosures regarding derivative instruments and hedging activities which are presented below.

The Company is exposed to interest rate risk associated with fluctuations in the interest rates on its variable rate debt. In order to manage a portion of this risk, the Company entered into interest rate swap agreements on October 11, 2005 (the “2005 Swap”) and June 4, 2009 (the “2009 Swap”). These interest rate swap agreements

AMERICAN TIRE DISTRIBUTORS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

represent contracts to exchange floating rate for fixed interest payments periodically over the life of the agreement without exchange of the underlying notional amount. The notional amounts of the interest rate swap agreements are used to measure interest to be paid or received and does not represent the amount of exposure to credit loss. At January 2, 2010, the 2005 Swap in place covers a notional amount of $85.0 million of the $140.0 million Floating Rate Notes at a fixed interest rate of 4.79% and expires on September 30, 2010. In accordance with accounting standards, the 2005 Swap has been designated as a cash flow hedge and has met the requirements to be accounted for under the short-cut method, resulting in no ineffectiveness in the hedging relationship. Accordingly, the Company recognizes the fair value of the 2005 Swap in the accompanying consolidated balance sheets and any changes in the fair value are recorded as adjustments to other comprehensive income (loss).

At January 2, 2010, the 2009 Swap in place covers a notional amount of $100.0 million of variable rate indebtedness at a fixed interest rate of 1.45% and expires on June 8, 2011. The 2009 Swap has not been designated for hedge accounting treatment. Accordingly, the Company recognizes the fair value of the 2009 Swap in the accompanying consolidated balance sheet and any changes in the fair value are recorded as adjustments to interest expense in the accompanying consolidated statements of operations. For the fiscal year ended January 2, 2010, $0.9 million has been recorded as interest expense within the accompanying consolidated statements of operations based upon the change in fair value for the 2009 Swap.

As of January 2, 2010, the Company holds no other derivative instruments and has historically not entered into derivatives for trading or speculative purposes. In addition, during the next 12 months, management anticipates that a loss of approximately $2.7 million will be reclassified from accumulated other comprehensive loss into the consolidated statement of operations.

The fair value of the interest rate swap agreements is the estimated amount that the Company would pay or receive to terminate the agreements at the reporting date. When the fair value of the interest rate swap agreements is an asset, the counterparty owes the Company, creating credit risk for the Company. Credit risk is the failure of the counterparty to perform under the terms of the interest rate swap agreements. The Company has minimized this credit risk by entering into interest rate swap agreements with a highly respectable and well known counterparty.

At January 2, 2010 and January 3, 2009, the fair values of the Company’s derivative instruments were recorded as follows (in thousands):

	Derivative Liability
	January 2, 2010		January 3, 2009
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivative designated as a hedging instrument
Interest rate swap	Accrued expenses	$3,570	Other liabilities	$4,350
Derivative not designated as a hedging instrument
Interest rate swap	Other liabilities	870	Other liabilities	—

Total derivatives		$4,440		$4,350

AMERICAN TIRE DISTRIBUTORS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The pre-tax effect of the derivative instruments on the consolidated statement of operations for the fiscal year ended January 2, 2010 was as follows (in thousands):

Interest Rate Swap Designated as Cash Flow Hedge	Amount of Gain (Loss) Recognized in OCI (Effective Portion)	Location of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)
Fiscal year ended January 2, 2010	$(2,608)	Interest expense	$3,388

Interest Rate Swap Not Designated as Hedging Instrument	Location of Gain (Loss) Recognized in Income on Derivative	Amount of Gain (Loss) Recognized in Income on Derivative
Fiscal year ended January 2, 2010	Interest expense	$(870)

6. Fair Value of Financial Instruments:

In September 2006, the FASB issued an accounting standard that defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States, and expands disclosures about fair value measurements. This statement does not require any new fair value measurements; rather, it applies under other accounting pronouncements that require or permit fair value measurements. The Company adopted this standard for nonfinancial assets and nonfinancial liabilities on January 4, 2009 (the first day of its 2009 fiscal year). The nonfinancial assets and nonfinancial liabilities for which the Company applies the fair value provisions of this standard include goodwill, intangible and other long-lived assets, liabilities for exit or disposal activities and business combinations. The adoption of this standard for nonfinancial assets and nonfinancial liabilities did not have a material impact on the Company’s results of operations or financial position.

This accounting standard defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The valuation techniques under this accounting standard are based on observable and unobservable inputs. Observable inputs reflect readily obtainable data from independent sources, while unobservable inputs reflect the Company’s market assumptions. This standard classifies these inputs into the following hierarchy:

Level 1 Inputs—Quoted prices for identical instruments in active markets.

Level 2 Inputs—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 Inputs—Instruments with primarily unobservable value drivers.

AMERICAN TIRE DISTRIBUTORS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present the fair value and hierarchy levels for the Company’s assets and liabilities, which are measured at fair value on a recurring basis as of January 2, 2010 and January 3, 2009 (in thousands):

	Fair Value Measurements at January 2, 2010 Using
	January 2, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Rabbi trust (a)	$2,444	$2,444	$—	$—

Total Assets	$2,444	$2,444	$—	$—

Liabilities
Interest rate swap (b)	$4,440	$—	$4,440	$—

Total Liabilities	$4,440	$—	$4,440	$—

	Fair Value Measurements at January 3, 2009 Using
	January 3, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Rabbi trust (a)	$2,905	$2,905	$—	$—

Total Assets	$2,905	$2,905	$—	$—

Liabilities
Interest rate swap (b)	$4,350	$—	$4,350	$—

Total Liabilities	$4,350	$—	$4,350	$—

(a)	Based on the fair value of investments, which are traded in active markets, corresponding to employees’ investment elections. Amount is included within other non-current assets in the accompanying consolidated balance sheets.
(b)	Based on quoted prices for similar instruments from a financial institution that is a counterparty to the transaction. Amount is included within accrued expenses and other non-current liabilities in the accompanying consolidated balance sheets.

As of January 2, 2010, the Company’s deferred compensation plan assets, held in a rabbi trust, were invested in approximately ten diversified and long standing mutual fund portfolios. The Company reviews the fair value of its investment portfolio on a periodic basis to identify declines in fair value below the carrying value that are other-than-temporary. The Company’s other-than-temporary assessment includes reviewing the extent and duration of declines in fair values of investments, the nature of the holdings, and the sectors in which the portfolios are invested. Based on the Company’s assessment of unrealized losses, the Company recorded an impairment charge of $0.2 million during the fiscal year ended January 3, 2009. This charge is recorded within selling, general and administrative expenses in the accompanying consolidated statements of operations. No impairment charge was recorded during the fiscal years ended January 2, 2010 and December 29, 2007.

AMERICAN TIRE DISTRIBUTORS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the estimated fair value of the Company’s long-term, senior notes at January 2, 2010 and January 3, 2009 based upon quoted market prices (in thousands):

	Fair Value at January 2, 2010	Carrying Value at January 2, 2010	Fair Value at January 3, 2009	Carrying Value at January 3, 2009
2013 Notes	$138,000	$150,000	$111,750	$150,000
Floating Rate Notes	116,200	140,000	105,000	140,000
Discount Notes	50,450	51,480	37,066	51,480

In addition, effective December 30, 2007, the Company adopted a new accounting standard that provides entities with the option to measure many financial instruments and certain other items at fair value. Entities that choose the fair value option will recognize unrealized gains and losses on items for which the fair value option was elected in earnings at each subsequent reporting date. The Company has currently chosen not to elect the fair value option for any items that are not already required to be measured at fair value in accordance with accounting principles generally accepted in the United States.

7. Employee Benefits:

401(k) Plans

The Company maintains a qualified profit sharing and 401(k) plan for eligible employees. All accounts are funded based on employee contributions to the plan, with the limits of such contributions determined by the Board of Directors. Effective January 1, 2002, the benefit formula for all participants was determined to be a match of 50% of participant contributions, up to 6% of their compensation. Effective March 1, 2009, the Company suspended the match of participant contributions. The plan also provides for contributions in such amounts as the Board of Directors may annually determine for the profit sharing portion of the plan. Employees vest in the 401(k) match and profit sharing contribution over a 5-year period. The amount charged to selling, general and administrative expense during the fiscal years ended January 2, 2010, January 3, 2009, and December 29, 2007 was $0.4 million, $1.7 million, and $1.4 million, respectively.

In conjunction with the acquisition of Am-Pac, see Note 2, the Company acquired and continues to maintain a defined contribution 401(k) plan for employees of Am-Pac who had previously qualified as to age and length of service. Participants may no longer make elective contributions to this plan but may actively participate in the Company 401(k) plan described above. During the fiscal year ended January 2, 2010, the Company did not provide any matching contributions to the Am-Pac 401(k) plan. For the period from December 18, 2008 through January 3, 2009, the Company provided matching 401(k) contributions that were insignificant.

Stock Option Plans

In connection with the acquisition of ATDI, the Company adopted the 2005 Management Stock Incentive Plan (the “2005 Plan”) in order to attract, retain and motivate directors, officers, employees and consultants of the Company and its subsidiaries. The 2005 Plan authorizes the issuance of up to 190,857 shares of voting common stock under terms and conditions to be set by the Company’s Board of Directors. A committee appointed by the Company’s Board of Directors shall administer the plan. The committee has sole authority to select those individuals to whom options may be granted and to determine the number of shares of Series A Common Stock that will be issuable upon exercise of the options granted. The purchase price for shares of Series A Common Stock issuable upon exercise of the options granted is fixed by the committee, but cannot be less than the fair market value of the Series A Common Stock, as determined in good faith by the Company’s Board of Directors, if the corresponding option is intended to qualify as an incentive stock option under the Internal Revenue Code.

AMERICAN TIRE DISTRIBUTORS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All options granted under the 2005 Plan are subject to the terms and conditions of a stock option agreement entered into by each option recipient. The stock option agreement generally requires each recipient to be bound by the terms of a stockholder agreement with the Company in the event the recipient elects to exercise options. Options granted under the 2005 Plan generally vest based on performance or the occurrence of specified events, such as an initial public offering or company sale. Performance-based options vest at the end of each year based on the achievement of annual or cumulative EBITDA targets for the year. Options that vest on the basis of events such as an initial public offering or company sale do so only to the extent that the initial shareholders have earned a specified return on its initial investment in the Company’s shares. Options granted under the 2005 Plan are generally not transferable by the recipient other than by a will or by the laws of descent and distribution and, during the recipient’s lifetime, may only be exercised by the recipient. Under the terms of the 2005 Plan, options expire no later than 30 days after the tenth anniversary of the date of grant for non-qualified options and no later than the tenth anniversary of the date of grant for incentive stock options. Options are also subject to adjustment to avoid dilution in the event of stock splits, stock dividends, reclassifications or other similar changes in the Company’s capital structure.

In October 2009, the Company amended certain stock option agreements such that the number of unvested stock options were reduced and the vesting performance targets for these unvested stock options were modified. This amendment was evaluated in conjunction with the accounting standard for stock compensation and management concluded that no additional compensation expense should be recognized as a result of this modification. See note 14 for discussion of additional stock option modifications completed subsequent to year-end.

In May 2009, the Company granted options to James Micali, a member of the Company’s Board of Directors, to purchase 1,000 shares of Series A Common Stock. The options expire no later than 7 years and 30 calendar days from the date of grant and vest in equal installments over three years commencing on December 31, 2009. In addition, the Company authorized the grant of options to Alain Redheuil, who served as a member of the Company’s Board of Directors, to purchase 875 shares of Series A Common Stock. The options expire on the 30th calendar day after the seventh anniversary of March 31, 2005, and vest upon the closing of an approved sale of the Company. The options described above were granted pursuant to the terms of the 2005 Management Stock Incentive Plan.

In April 2008, the Company granted options to James Hardymon, a member of the Company’s Board of Directors, under the 2005 Plan to purchase 800 shares of Series A Common Stock. The options expire no later than 7 years and 30 calendar days from the date of grant and vest in equal installments over three years commencing on December 31, 2008.

Stock option activity under the 2005 Plan is as follows:

	Number of Shares	Weighted Average Exercise Price
Outstanding at January 3, 2009 (66,871 exercisable)	177,504	$175.63
Granted	1,875	339.30
Amendment	(30,364)	211.50

Outstanding at January 2, 2010 (67,468 exercisable)	149,015	$170.38

In determining the fair value of stock options issued during fiscal 2009 and fiscal 2008, the Company used the Black-Scholes option pricing model. The fair value of the options granted to Mr. Micali and Mr. Redheuil

AMERICAN TIRE DISTRIBUTORS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

during 2009, estimated on the date of grant using the Black-Scholes option pricing model, was $188.05 and $262.73 per share, respectively. The fair value of options granted during 2009 was determined using the following assumptions: a risk-free interest rate of 2.55%; no dividend yield; expected life of 7 years and 30 calendar days (for Mr. Micali) and 3 years and 30 calendar days (for Mr. Redheuil); and 35% volatility. The fair value of the options granted during second quarter 2008, estimated on the date of grant using the Black-Scholes option pricing model, was $161.13. The fair value of options granted was determined using the following assumptions: a risk-free interest rate of 3.04%; no dividend yield; expected life of 7 years and 30 calendar days, which equals the terms of the options; and 35% volatility. As the Company does not have sufficient historical volatility data for its own common stock, the stock price volatility utilized in the calculations above is based on the Company’s peer group in the industry in which it does business.

For the fiscal year ended January 2, 2010, the Company recorded compensation expense related to stock option grants of $0.3 million which is included in selling, general, and administrative expenses within the accompanying consolidated statements of operations. During fiscal 2008, the Company recognized an immaterial amount of compensation expense related to the grant to Mr. Hardymon. The Company did not issue any stock options during the fiscal years ended December 29, 2007. As of January 2, 2010, 67,468 options are vested under the 2005 Plan.

The following is summary information about stock options outstanding at January 2, 2010:

Outstanding at January 2, 2010	Weighted Average Remaining Term (years)	Weighted Average Exercise Price	Exercisable at January 2, 2010	Weighted Average Exercise Price
33,199	2.44	$15.73	33,199	$15.73
114,016	3.19	211.50	33,403	211.50
800	5.33	376.40	533	376.40
1,000	6.25	451.12	333	451.12

149,015	3.05	$170.38	67,468	$117.65

Deferred Compensation Plan

The Company has a deferred compensation plan for its top executives and divisional employees covered by the executive bonus plan to encourage each participant to promote the long-term interests of the Company. Each participant is allowed to defer portions of their annual salary as well as bonuses received into the plan. In addition to employee deferrals, the Company makes contributions on behalf of its top executives and certain of the divisional employees in varying amounts. The plan provides that an employee who becomes a participant on or before November 23, 1998, shall be fully vested in all amounts credited to such participant’s account. The plan provides that an employee who becomes a participant after November 23, 1998 shall be at all times fully vested in elective deferrals into such participant’s account and, as to contributions made by the Company, shall vest at a rate of twenty percent (20%) per year as long as such participant is an employee on January 1 of each year. The deferred compensation plan may be altered and amended by the Company’s Board of Directors. Effective January 4, 2009, the Company suspended contributions to the deferred compensation plan for fiscal 2009. The contributions made by the Company on behalf of its employees were not material in fiscal 2008 and 2007. At January 2, 2010 and January 3, 2009, the Company has recorded an obligation in other non-current liabilities related to the plan of $2.4 million and $2.1 million, respectively. The Company has provided for funding of the obligation through a Rabbi Trust, which holds various investments, including mutual funds and money market funds. The amount recorded in the consolidated balance sheets in other non-current assets related to the Rabbi Trust is $2.4 million and $2.1 million at January 2, 2010 and January 3, 2009, respectively.

AMERICAN TIRE DISTRIBUTORS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In conjunction with the acquisition of Am-Pac, see Note 2, the Company acquired a deferred compensation plan for certain employees of Am-Pac. During fiscal 2009, all employees covered by this plan elected to roll out their funds. The plan assets of this plan were invested in mutual funds carried at fair value totaling $0.8 million at January 3, 2009 and is included in other non-current assets in the accompanying consolidated balance sheets. Also, the Company has recorded an obligation in other non-current liabilities related to this plan of $0.8 million at January 3, 2009.

8. Commitments and Contingencies:

Leases

The Company leases land, buildings, equipment and vehicles under various noncancellable operating leases, which expire between 2010 and 2024. Future minimum lease commitments, net of sublease income, at January 2, 2010 are as follows (in thousands):

2010	$46,664
2011	43,179
2012	36,704
2013	30,904
2014	33,936
Thereafter	76,156

$267,543

Rent expense, net of sublease income, under these operating leases was $43.5 million in fiscal year 2009, $37.7 million in fiscal year 2008, and $33.8 million in fiscal year 2007.

On March 27, 2002, the Company completed an agreement for the sale and leaseback of three of its owned facilities generating cash proceeds of $13.9 million. The Company reports this transaction as a capital lease using direct financing lease accounting. As such, the Company recorded a $14.1 million capital lease obligation during fiscal 2002. See Note 5 for more information on this capital lease. Obligations under the Company’s other capital leases are not material.

The Company remains liable as a guarantor on certain leases related to Winston Tire Company, its discontinued retail segment. As of January 2, 2010, the Company’s total obligations, as guarantor on these leases, are approximately $5.7 million extending over nine years. However, the Company has secured assignments or sublease agreements for the vast majority of these commitments with contractually assigned or subleased rentals of approximately $5.3 million. A provision has been made for the net present value of the estimated shortfall.

Legal and Tax Proceedings

The Company is involved from time to time in various lawsuits, including class action lawsuits as well as various audits and reviews regarding its federal, state and local tax filings, arising out of the ordinary conduct of its business. Management does not expect that any of these matters will have a material adverse effect on the Company’s business or financial condition. As to tax filings, the Company believes that the various tax filings have been made in a timely fashion and in accordance with applicable federal, state and local tax code requirements. Additionally, the Company believes that it has adequately provided for any reasonably foreseeable resolution of any tax disputes, but will adjust its reserves if events so dictate in accordance with FASB authoritative guidance. To the extent that the ultimate results differ from the original or adjusted estimates of the

AMERICAN TIRE DISTRIBUTORS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Company, the effect will be recorded in accordance with the accounting standards for income taxes. See Note 9 below for further description of the accounting standards for income taxes and the related impacts.

9. Income Taxes:

The following summarizes the components of the Company’s income tax provision on income from operations for fiscal years 2009, 2008 and 2007 (in thousands):

	Year Ended
	January 2, 2010	January 3, 2009	December 29, 2007
Federal—
Current provision	$1,713	$6,713	$8,410
Deferred provision (benefit)	2,565	788	(6,556)

	4,278	7,501	1,854
State—
Current provision	1,472	1,228	411
Deferred provision	1,576	2,644	602

	3,048	3,872	1,013

Total provision	$7,326	$11,373	$2,867

Actual income tax expense differs from the amount computed by applying the statutory federal income tax rate of 35% in fiscal years 2009, 2008 and 2007 as a result of the following (in thousands):

	Year Ended
	January 2, 2010	January 3, 2009	December 29, 2007
Income tax provision computed at the federal statutory rate	$4,292	$7,365	$1,484
Non-deductible preferred stock dividends	777	717	663
Permanent differences	166	229	178
State income taxes, net of federal income tax benefit	1,184	1,201	670
Increase in state effective tax rate	—	1,226	—
Tax settlements and other adjustments to uncertain tax positions	—	153	(128)
Increase in valuation allowance	907	482	—

Income tax provision	$7,326	$11,373	$2,867

AMERICAN TIRE DISTRIBUTORS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting purposes and (b) operating loss and tax credit carry-forwards. The tax effects of the significant temporary differences that comprise deferred tax assets and liabilities at January 2, 2010 and January 3, 2009 are as follows (in thousands):

	January 2, 2010	January 3, 2009
Deferred tax assets—
Accrued expenses and liabilities	$8,140	$11,478
Net operating loss carry-forwards	5,013	5,053
Employee benefits	1,771	3,827
Inventory cost capitalization	7,521	7,800
Other comprehensive income	1,299	1,870
Other	4,328	4,013

Gross deferred tax assets	28,072	34,041
Valuation allowance	(1,558)	(651)
Net deferred tax assets	26,514	33,390

Deferred tax liabilities—
Depreciation and amortization of intangibles	(90,677)	(93,398)
Other	(816)	(612)

Gross deferred tax liabilities	(91,493)	(94,010)

Net deferred tax liabilities	$(64,979)	$(60,620)

The above amounts have been classified in the accompanying consolidated balance sheets as follows (in thousands):

	January 2, 2010	January 3, 2009
Deferred tax assets (liabilities)—
Current	$10,657	$14,198
Noncurrent	(75,636)	(74,818)

	$(64,979)	$(60,620)

As part of a merger transaction during 2005, the Company generated substantial tax deductions relating to the exercise of stock options and payments made for transaction bonuses. The Company’s consolidated balance sheet as of January 2, 2010 reflects a net non-current deferred tax liability of $65.0 million, which primarily relates to the temporary difference between book and tax basis of the Company’s intangible assets, which are amortized for book purposes but are not deductible for tax purposes.

At January 2, 2010, the Company had $11.0 million net operating losses (“NOLs”) available for federal tax purposes and NOLs available for state tax purposes of approximately $27.0 million. The NOLs for state tax purposes will expire between 2011 and 2026. Except as discussed below, the Company expects to utilize these NOLs prior to their expiration date.

Management has evaluated the Company’s deferred tax assets and has concluded that certain deferred tax assets related to some of its state NOL’s do not meet the requirement of being more likely than not that they will be realized. In addition, management has concluded that deferred tax assets that relate to certain capital losses do

AMERICAN TIRE DISTRIBUTORS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

not meet the requirement of being more likely than not that they will be realized. As a result, the Company has established a valuation allowance against these deferred tax assets. Except for these state NOL’s and capital losses, the Company has concluded that the realizability of the remaining deferred tax assets is more likely than not. Therefore, the Company has not established a valuation allowance against any of its other deferred tax assets. The Company’s evaluation process considered the historical and long-term expected profitability of the Company as well as existence of deferred tax liabilities, which will reverse in future periods. The Company’s ability to generate future taxable income is dependent on numerous factors including general economic conditions, the state of the replacement tire market and other factors beyond management’s control. Therefore, there can be no assurance that the Company will meet its expectation of future taxable income. Changes in expected future taxable income could lead to the Company recording an additional valuation allowance against the deferred tax assets.

At January 2, 2010, the Company had unrecognized tax benefits of $0.9 million, of which $0.3 million is included within accrued expenses and $0.6 million is included within other liabilities within the accompanying consolidated balance sheet. Of the Company’s $0.9 million unrecognized tax benefits as of January 2, 2010, only $0.3 million is anticipated to have an effect on the Company’s effective tax rate, if recognized. In addition, of the Company’s $0.9 million liability for uncertain tax positions, approximately $0.6 million relates to temporary timing differences.

During the next 12 months, management does not believe that it is reasonably possible that any of the unrecognized tax benefits may decrease. During the twelve month period ended January 2, 2010, the Company accrued an additional $0.1 million of interest and penalties related to its uncertain tax positions, all of which is recorded as a component of the Company’s income tax provision in the accompanying consolidated statement of operations. In addition, during the twelve month period ended January 3, 2009, the Company settled a state assessment that related to tax years 2002—2004. As a result of this settlement, the Company extinguished $1.8 million related to this uncertain tax position.

While the Company believes that it has adequately provided for all tax positions, amounts asserted by taxing authorities could be greater than the Company’s accrued position. Accordingly, additional provisions of federal and state-related matters could be recorded in the future as revised estimates are made or the underlying matters are settled or otherwise resolved.

The Company files federal income tax returns, as well as multiple state jurisdiction tax returns. The tax years 2006 – 2009 remain open to examination by the taxing jurisdictions to which the Company is subject.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

	January 2, 2010	January 3, 2009
Balance at beginning of year	$1,949	$4,088
(Reductions) additions based on tax positions related to the current year, net	(1,026)	59
Settlements	—	(1,800)
Reductions for lapse in statute of limitations	(19)	(398)

Balance at end of year	$904	$1,949

AMERICAN TIRE DISTRIBUTORS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10. Warrants:

In March 2005, in connection with the acquisition of ATDI, ATDH issued warrants to The 1818 Mezzanine Fund II, L.P. (“The 1818 Fund”) in exchange for $4.6 million in cash less related transaction costs of $0.1 million. The warrants permit the holders to acquire up to 21,895 shares of ATDH Series A Common Stock at $.01 per share. The warrants expire on September 30, 2015. The Company has recorded the initial recognition of these warrants at fair value and has presented them as a component of stockholders’ equity at January 2, 2010 and January 3, 2009.

11. Redeemable Preferred Stock:

In connection with the acquisition of ATDI, ATDH issued 20,000 shares of 8% cumulative mandatorily redeemable preferred stock to The 1818 Fund in exchange for $15.4 million in cash less related transaction costs of $0.5 million. The cumulative preferred stock has a stated value of $1,000 per share and holders will be entitled to receive, when and if declared by the Board of Directors, cumulative dividends, payable in cash, at an annual rate of 8.0%. The dividends and accretion of the carrying amount to the redemption amount is recorded as interest expense in the accompanying consolidated statements of operations. ATDH’s Board of Directors is not obligated to declare dividends and the preferred stock provides no monetary penalties for a failure to declare dividends. The cumulative preferred stock may be redeemed by ATDH at any time beginning on the first anniversary of the issuance of the stock and will be required to be redeemed upon a change of control of ATDH and at its maturity in 2015. The 8% cumulative mandatorily redeemable preferred stock is classified as a noncurrent liability in the accompanying consolidated balance sheets in accordance with FASB authoritative guidance.

12. Common Stock:

Holdings is authorized to issue shares of four series of common stock, each with a par value of $0.01 per share, including Series A Common Stock, Series B Common Stock, Series D Common Stock and Common Stock. Only holders of Series B Common Stock, Series D Common Stock and Common Stock have the right to vote. Holders of Series A Common Stock do not have any voting rights, except that the holders of such series of common stock will have the right to vote as a series to the extent required under the laws of the State of Delaware.

Holders of Series D Common Stock are entitled to 468 votes per share on all matters submitted to the Company’s stockholders to be voted upon by the stockholders entitled to vote. Holders of Series B Common Stock are entitled to one vote per share on all matters submitted to the Company’s stockholders to be voted upon by the stockholders entitled to vote. In the event of an initial public offering, each then outstanding share of Series A Common Stock, Series B Common Stock and Series D Common Stock will automatically convert into one share of Common Stock effective on the initial public offering date.

13. Related Party Transactions:

Redeemable Preferred Stock and Warrants

In connection with the acquisition of ATDI, ATDH issued 20,000 shares of 8% cumulative mandatorily redeemable preferred stock and warrants to acquire up to 21,895 shares of ATDH Series A Common Stock at $.01 per share to The 1818 Fund (see Note 10 and 11 for further information). Joseph P. Donlan, a member of the Company’s Board of Directors, is a Managing Director of Brown Brothers Harriman & Co., The 1818 Fund’s general partner.

AMERICAN TIRE DISTRIBUTORS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred Financing Fees

Advisory fees of $13.9 million were paid to Investcorp S.A. (“Investcorp”) and its co-sponsors, Berkshire Partners and Greenbriar Equity Group, in connection with the revolving credit facility and the issuance of the senior notes and 8% cumulative mandatorily redeemable preferred stock. These fees are recorded as debt issuance costs in the accompanying consolidated balance sheets and are being amortized over the life of the respective debt.

Management Advisory Fees

Management advisory fees of $8.0 million were paid to one or more of Investcorp and its co-sponsors (or their respective affiliates) at the closing of the acquisition of ATDI for services to be rendered over a period of five years following the date of the acquisition. This payment is being amortized pursuant to the terms of the agreement and on a basis consistent with the service provided. Accordingly, the Company recorded amortization expense of $0.5 million during fiscal years 2009, 2008 and 2007. Approximately $0.1 million remains unamortized as of January 2, 2010.

14. Subsequent Event:

On February 5, 2010, the Company filed a Registration Statement on Form S-1 with the Securities and Exchange Commission for an initial public offering of common stock. The Registration Statement is currently under review by the Securities and Exchange Commission.

On March 10, 2010, the Company’s board of directors approved a discretionary vesting of certain previously unvested stock options. This discretionary vesting was evaluated in conjunction with the accounting standard for modification of stock options and management concluded that additional non-cash compensation expense will be recorded during the first quarter of 2010 related to this modification.

15. Subsidiary Guarantor Financial Information:

The following condensed consolidating financial statements are presented pursuant to Rule 3-10 of Regulation S-X and reflect the financial position, results of operations and cash flows of the Company.

As a result of the acquisition on May 28, 2010, the Company repurchased and cancelled all of the outstanding Discount Notes, 2013 Notes and Floating Rate Notes. In addition, ATDI issued $250.0 million in aggregate principal amount of its Senior Secured Notes and $200.0 million in aggregate principal amount of its Senior Subordinated Notes. The Senior Secured Notes and the Subordinated Notes are fully and unconditionally guaranteed, jointly and severally, by ATDH and Am-Pac. ATDI and Am-Pac are also borrowers and primary obligors under the Amended ABL Facility, which is guaranteed by ATDH. Tire Pros Francorp is not a guarantor of the Senior Secured Notes, the Senior Subordinated Notes or the Amended ABL Facility.

Accordingly, the Company updated the guarantor structure as of May 28, 2010 which resulted in the following revised column headings:

•	Parent Company (ATDH),

•	Subsidiary Issuer (ATDI),

•	Subsidiary Guarantor (Am-Pac) and

•	Non-Guarantor Subsidiary (Tire Pros Francorp).

ATDI is a direct wholly-owned subsidiary of ATDH and Am-Pac and Tire Pros Francorp are indirect wholly-owned subsidiaries of ATDH. As a result of the acquisition, all periods presented have been retroactively adjusted to reflect the post-merger guarantor structure.

AMERICAN TIRE DISTRIBUTORS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed Consolidating Balance Sheets as of January 2, 2010 and January 3, 2009 are as follows:

	Predecessor
	As of January 2, 2010
In thousands	Parent Company	Subsidiary Issuer	Subsidiary Guarantors	Non-Guarantor Subsidiary	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$—	$6,566	$474	$250	$—	$7,290
Restricted cash	—	—	9,750	—	—	9,750
Accounts receivable, net	—	188,573	(38)	353	—	188,888
Inventories	—	388,901	—	—	—	388,901
Assets held for sale	—	458	—	—	—	458
Intercompany receivables	2,066	—	33,659	—	(35,725)	—
Other current assets	—	15,798	5,384	1,192	—	22,374

Total current assets	2,066	600,296	49,229	1,795	(35,725)	617,661

Property and equipment, net	—	54,017	7,735	23	—	61,775
Goodwill and other intangibles assets, net	—	583,153	14,751	4,512	—	602,416
Investment in subsidiaries	310,255	60,981	—	—	(371,236)	—
Other assets	1,483	17,275	14	—	—	18,772

Total assets	$313,804	$1,315,722	$71,729	$6,330	$(406,961)	$1,300,624

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$—	$367,793	$2,178	$(1,119)	$—	$368,852
Accrued expenses	5,077	29,656	2,780	—	—	37,513
Current maturities of long-term debt	6,263	7,700	16	—	—	13,979
Intercompany payables	—	28,599	—	7,126	(35,725)	—

Total current liabilities	11,340	433,748	4,974	6,007	(35,725)	420,344

Long-term debt	45,217	490,356	24	—	—	535,597
Deferred income taxes	—	72,023	1,871	1,742	—	75,636
Other liabilities	—	9,340	2,460	—	—	11,800
Redeemable preferred stock	26,600	—	—	—	—	26,600
Stockholders’ equity:
Intercompany Investment	—	280,622	64,935	—	(345,557)	—
Common stock	10	—	—	—	—	10
Additional paid-in capital	218,348	—	—	—	—	218,348
Warrants	4,631	—	—	—	—	4,631
Accumulated earnings (deficit)	9,922	31,797	(2,535)	(1,419)	(27,843)	9,922
Accumulated other comprehensive loss	(2,164)	(2,164)	—	—	2,164	(2,164)
Treasury stock, at cost	(100)	—	—	—	—	(100)

Total stockholders’ equity	230,647	310,255	62,400	(1,419)	(371,236)	230,647

Total liabilities and stockholders’ equity	$313,804	$1,315,722	$71,729	$6,330	$(406,961)	$1,300,624

AMERICAN TIRE DISTRIBUTORS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In thousands	Predecessor As of January 3, 2009
	Parent Company	Subsidiary Issuer	Subsidiary Guarantors	Non-Guarantor Subsidiary	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$72	$6,305	$1,985	$133	$—	$8,495
Restricted cash	—	500	9,750	—	—	10,250
Accounts receivable, net	—	153,949	24,528	418	—	178,895
Inventories	—	393,608	62,469	—	—	456,077
Assets held for sale	—	442	14,270	—	—	14,712
Intercompany receivables	—	17,714	—	—	(17,714)	—
Other current assets	2	21,215	6,102	310	—	27,629

Total current assets	74	593,733	119,104	861	(17,714)	696,058

Property and equipment, net	—	47,618	9,979	19	—	57,616
Goodwill and other intangibles assets, net	—	598,939	9,543	4,512	—	612,994
Investment in subsidiaries	300,361	65,074	—	—	(365,435)	—
Other assets	1,836	12,886	9,470	—	—	24,192

Total assets	$302,271	$1,318,250	$148,096	$5,392	$(383,149)	$1,390,860

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$—	$311,141	$49,193	$57	$—	$360,391
Accrued expenses	1,723	30,306	10,717	359	—	43,105
Liabilities held for sale	—	—	1,199	—	—	1,199
Current maturities of long-term debt	—	3,034	16	—	—	3,050
Intercompany payables	641	—	13,815	3,258	(17,714)	—

Total current liabilities	2,364	344,481	74,940	3,674	(17,714)	407,745

Long-term debt	51,480	587,868	36	—	—	639,384
Deferred income taxes	—	70,844	2,232	1,742	—	74,818
Other liabilities	—	14,696	5,790	—	—	20,486
Redeemable preferred stock	23,941	—	—	—	—	23,941
Stockholders’ equity:
Intercompany Investment	—	280,624	65,198	—	(345,822)	—
Common stock	10	—	—	—	—	10
Additional paid-in capital	218,022	—	—	—	—	218,022
Warrants	4,631	—	—	—	—	4,631
Accumulated earnings (deficit)	4,990	22,804	(100)	(24)	(22,680)	4,990
Accumulated other comprehensive loss	(3,067)	(3,067)	—	—	3,067	(3,067)
Treasury stock, at cost	(100)	—	—	—	—	(100)

Total stockholders’ equity	224,486	300,361	65,098	(24)	(365,435)	224,486

Total liabilities and stockholders’ equity	$302,271	$1,318,250	$148,096	$5,392	$(383,149)	$1,390,860

AMERICAN TIRE DISTRIBUTORS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed Consolidating Statements of Operations for fiscal years ended January 2, 2010, January 3, 2009, and December 29, 2007 are as follows:

	For the Fiscal year Ended January 2, 2010
In thousands	Parent Company	Subsidiary Issuer	Subsidiary Guarantors	Non- Guarantor Subsidiary	Eliminations	Consolidated
Net sales	$—	$2,058,459	$112,652	$676	$—	$2,171,787
Cost of goods sold, excluding depreciation included in selling, general and administrative expenses below	—	1,712,476	85,422	7	—	1,797,905
Selling, general and administrative expenses	344	269,110	32,605	4,130	—	306,189

Operating (loss) income	(344)	76,873	(5,375)	(3,461)	—	67,693

Other income
(expense) Interest expense	(9,706)	(44,705)	(4)	—	—	(54,415)
Other, net	(2)	(346)	(673)	1	—	(1,020)
Equity earnings of subsidiaries	8,993	(3,830)	—	—	(5,163)	—

(Loss) income from operations before income taxes	(1,059)	27,992	(6,052)	(3,460)	(5,163)	12,258
Income tax (benefit) provisions	(5,991)	18,999	(3,616)	(2,066)	—	7,326

Net income (loss)	$4,932	$8,993	$(2,436)	$(1,394)	$(5,163)	$4,932

	For the Fiscal Year Ended January 3, 2009
	Parent Company	Subsidiary Issues	Subsidiary Guarantors	Non Subsidiary Guarantors	Eliminations	Consolidated
Net sales	$—	$1,952,928	$7,848	$68	$—	$1,960,844
Cost of goods sold, excluding depreciation included in selling, general and administrative expenses below	—	1,599,581	5,233	250	—	1,605,064
Selling, general and administrative expenses	38	271,700	2,802	(128)	—	274,412

Operating (loss) income	(38)	81,647	(187)	(54)	—	81,368

Other income (expense):
Interest expense	(9,537)	(49,632)	—	—	—	(59,169)
Other, net	(1)	(1,126)	(30)	2	—	(1,155)
Equity earnings of subsidiaries	14,072	(124)	—	—	(13,948)	—

Income (Loss) from operations before income taxes	4,496	30,765	(217)	(52)	(13,948)	21,044
Income tax (benefit) provisions	(5,175)	16,693	(117)	(28)	—	11,373

Net income (loss)	$9,671	$14,072	$(100)	$(24)	$(13,948)	$9,671

AMERICAN TIRE DISTRIBUTORS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	For the Fiscal Year Ended December 29, 2007
In thousands	Parent Company	Subsidiary Issuer	Subsidiary Guarantors	Non-Guarantor Subsidiary	Eliminations	Consolidated
Net sales	$—	$1,877,480	$—	$—	$—	$1,877,480
Cost of goods sold, excluding depreciation included in selling, general and administrative expenses below	—	1,552,975	—	—	—	1,552,975
Selling, general and administrative expenses	38	258,309	—	—	—	258,347

Operating (loss) income	(38)	66,196	—	—	—	66,158

Other income (expense)
Interest expense	(9,277)	(52,356)	—	—	—	(61,633)
Other, net	—	(285)	—	—	—	(285)
Equity earnings of subsidiaries	4,382	—	—	—	(4,382)	—

(Loss) income from operations before income taxes	(4,933)	13,555	—	—	(4,382)	4,240
Income tax (benefit) provisions	(6,306)	9,173	—	—	—	2,867

Net income (loss)	$1,373	$4,382	$—	$—	$(4,382)	$1,373

AMERICAN TIRE DISTRIBUTORS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed Consolidating Statements of Cash Flows for the fiscal years ended January 2, 2010, January 3, 2009, and December 29, 2007 are as follows:

In thousands	For the Fiscal Year Ended January 2, 2010
	Parent Company	Subsidiary Issuer	Subsidiary Guarantors	Non-Guarantor Subsidiary	Eliminations	Consolidated
Cash flows from operating activities:
Net cash (used in) provided by operating activities	$(72)	$132,197	$(1,141)	$121	$—	$131,105

Cash flows from investing activities:
Acquisitions, net of cash acquired	—	(128)	244	—	—	116
Purchase of property and equipment	—	(12,532)	(221)	(4)	—	(12,757)
Purchase of assets held for sale	—	(1,382)	—	—	—	(1,382)
Proceeds from sale of property and equipment	—	133	38	—	—	171
Proceeds from disposal of assets held for sale	—	1,116	8,116	—	—	9,232

Net cash (used in) provided by investing activities	—	(12,793)	8,177	(4)	—	(4,620)

Cash flows from financing activities:
Borrowings from revolving credit facility	—	2,056,414	—	—	—	2,056,414
Repayments of revolving credit facility	—	(2,147,985)	—	—	—	(2,147,985)
Outstanding checks	—	(23,989)	(8,535)	—	—	(32,524)
Payment of Discount Notes	—	—	—	—	—	—
Payments of other long-term debt	—	(3,583)	(12)	—	—	(3,595)

Net cash used in financing activities	—	(119,143)	(8,547)	—	—	(127,690)

Net (decrease) increase in cash and cash equivalents	(72)	261	(1,511)	117	—	(1,205)
Cash and cash equivalents, beginning of year	72	6,305	(1,985)	133	—	8,495

Cash and cash equivalents, end of year	$—	$6,566	$474	$250	$—	$7,290

AMERICAN TIRE DISTRIBUTORS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	For the Fiscal Year Ended January 3, 2009
In thousands	Parent Company	Subsidiary Issuer	Subsidiary Guarantors	Non-Guarantor Subsidiary	Eliminations	Consolidated
Cash flows from operating activities:
Net cash (used in) provided by operating activities	$(1)	$(49,604)	$(4,614)	$133	$—	$(54,086)

Cash flows from investing activities:
Acquisitions, net of cash acquired	—	(71,532)	2,948	—	—	(68,584)
Purchase of property and equipment	—	(13,375)	(49)	—	—	(13,424)
Purchase of assets held for sale	—	(3,020)	—	—	—	(3,020)
Proceeds from sale of property and equipment	—	170	—	—	—	170
Proceeds from disposal of assets held for sale	—	3,187	—	—	—	3,187

Net cash (used in) provided by investing activities	—	(84,570)	2,899	—	—	(81,671)

Cash flows from financing activities:
Borrowings from revolving credit facility	—	1,902,324	—	—	—	1,902,324
Repayments of revolving credit facility	—	(1,798,645)	—	—	—	(1,798,645)
Outstanding checks	—	46,251	3,700	—	—	49,951
Payments of other long-term debt	—	(4,452)	—	—	—	(4,452)
Change in restricted cash	—	(9,675)	—	—	—	(9,675)

Net cash used in financing activities	—	135,803	3,700	—	—	139,503

Net increase in cash and cash equivalents	(1)	1,629	1,985	133	—	3,746
Cash and cash equivalents, beginning of year	73	4,676	—	—	—	4,749

Cash and cash equivalents, end of year	$72	$6,305	$1,985	$133	$—	$8,495

AMERICAN TIRE DISTRIBUTORS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In thousands	For the Fiscal Year Ended December 29, 2007
	Parent Company	Subsidiary Issuer	Subsidiary Guarantors	Non-Guarantor Subsidiary	Eliminations	Consolidated
Cash flows from operating activities:
Net cash provided by operating activities	$—	$19,119	$—	$—	$—	$19,119

Cash flows from investing activities:
Acquisitions, net of cash acquired	—	(20,981)	—	—	—	(20,981)
Purchase of property and equipment	—	(8,648)	—	—	—	(8,648)
Purchase of assets held for sale	—	(2,388)	—	—	—	(2,388)
Proceeds from sale of property and equipment	—	305	—	—	—	305
Proceeds from disposal of assets held for sale	—	1,852	—	—	—	1,852

Net cash (used in) provided by investing activities	—	(29,860)	—	—	—	(29,860)

Cash flows from financing activities:
Borrowings from revolving credit facility	—	1,669,818	—	—	—	1,669,818
Repayments of revolving credit facility	—	(1,651,574)	—	—	—	(1,651,574)
Outstanding checks	—	(292)	—	—	—	(292)
Payments of other long-term debt	—	(4,402)	—	—	—	(4,402)
Payments of deferred financing costs	—	(1,085)	—	—	—	(1,085)
Change in restricted cash	—	(575)	—	—	—	(575)

Net cash used in financing activities	—	11,890	—	—	—	11,890

Net increase in cash and cash equivalents	—	1,149	—	—	—	1,149
Cash and cash equivalents, beginning of year	73	3,527	—	—	—	3,600

Cash and cash equivalents, end of year	$73	$4,676	$—	$—	$—	$4,749

AMERICAN TIRE DISTRIBUTORS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16. Earnings per share:

Basic earnings per share is calculated using our weighted-average outstanding common shares. Diluted earnings per share is calculated using our weighted-average outstanding common shares including the dilutive effect of stock options and warrants as determined under the treasury stock method.

The following table sets forth the computation of basic and diluted earnings per share for the fiscal years ended January 2, 2010, January 3, 2009 and December 29, 2007:

	January 2, 2010	January 3, 2009	December 29, 2007
Basic earnings per share calculation:
Net income	$4,932,000	$9,671,000	$1,373,000
Weighted average common shares outstanding	999,528	999,528	999,528
Net income per share—basic	$4.93	$9.68	$1.37

Diluted earnings per share calculation:
Net income	$4,932,000	$9,671,000	$1,373,000
Weighted average common shares outstanding	999,528	999,528	999,528
Effect of dilutive securities:
Stock options (1)	95,462	95,322	95,482
Warrants	21,895	21,895	21,895

Diluted weighted average common shares outstanding	1,116,885	1,116,745	1,116,905
Net income per share—diluted	$4.42	$8.66	$1.23

(1)	Options to purchase 1,000 and 800 shares of common stock during the years ended January 2, 2010 and January 3, 2009, respectively, were outstanding but were not included in the computation of diluted earnings per share because the effect would have been anti-dilutive.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

For Fiscal Years Ended January 2, 2010, January 3, 2009, and December 29, 2007

(in thousands)

	Balance Beginning of Year	Additions			Deductions		Balance End of Year
		Charged to Costs and Expenses	Charged to Other Accounts
2009
Allowance for doubtful accounts	$2,314	$1,381	$—		$(1,415	)(1)	$2,280
Acquisition exit cost reserves (2)	15,273	(2,699)	1,643	(3)	(5,513)		8,704
Inventory reserves	(179)	1,381	—		(3,353)		(2,151)
Sales returns and allowances	1,679	2,892	—		(3,316)		1,255
Valuation allowance on deferred tax assets	651	907	—		—		1,558
2008
Allowance for doubtful accounts	$2,093	$2,515	$—		$(2,294	)(1)	$2,314
Acquisition exit cost reserves (2)	5,749	(16)	11,292	(3)	(1,752)		15,273
Inventory reserves	231	988	—		(1,398)		(179)
Sales returns and allowances	1,731	3,108	—		(3,160)		1,679
Valuation allowance on deferred tax assets	169	482	—		—		651
2007
Allowance for doubtful accounts	$1,469	$854	$—		$(230	)(1)	$2,093
Acquisition exit cost reserves (2)	3,584	378	2,690	(3)	(903)		5,749
Inventory reserves	1,671	4,410	—		(5,850)		231
Sales returns and allowances	1,870	2,151	—		(2,290)		1,731
Valuation allowance on deferred tax assets	—	169	—		—		169

(1)	Accounts written off during the year, net of recoveries.
(2)	Amounts represent facilities closing cost of acquired distribution centers due to existing distribution centers being located in close proximity to the acquired distribution facilities.
(3)	Represents facilities closing cost of acquired Am-Pac, Gray’s Tire and Martino Tire distribution centers due to existing distribution centers being located in close proximity to the acquired distribution facilities.

Schedules not included herein are omitted because they are not applicable or the required information appears in the financial statements or notes thereto.

American Tire Distributors Holdings, Inc.

Condensed Consolidated Balance Sheets

(Unaudited)

In thousands, except share amounts	Successor October 2, 2010	Predecessor January 2, 2010
ASSETS
Current assets:
Cash and cash equivalents	$11,977	$7,290
Restricted cash	250	9,750
Accounts receivable, net of allowance for doubtful accounts of $297 and $2,280	225,016	188,888
Inventories	432,074	388,901
Deferred income taxes	11,314	10,657
Income tax receivable	1,520	—
Assets held for sale	6,993	458
Other current assets	8,427	11,717

Total current assets	697,571	617,661

Property and equipment, net	87,153	61,775
Goodwill	447,313	375,734
Other intangible assets, net	762,445	226,682
Other assets	53,333	18,772

Total assets	$2,047,815	$1,300,624

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities:
Accounts payable	$393,733	$368,852
Accrued expenses	45,206	37,513
Current maturities of long-term debt	6,977	13,979

Total current liabilities	445,916	420,344

Long-term debt	659,067	535,597
Deferred income taxes	293,947	75,636
Other liabilities	12,805	11,800
Redeemable preferred stock; 20,000 shares authorized, issued and outstanding	—	26,600
Commitments and contingencies
Stockholder’s equity:
Common stock	—	10
Additional paid-in capital	672,387	218,348
Warrants	—	4,631
Accumulated (deficit) earnings	(36,506)	9,922
Accumulated other comprehensive income (loss)	199	(2,164)
Predecessor treasury stock, at cost, 473 shares of Series A Common Stock	—	(100)

Total stockholder’s equity	636,080	230,647

Total liabilities and stockholder’s equity	$2,047,815	$1,300,624

See accompanying notes to condensed consolidated financial statements.

American Tire Distributors Holdings, Inc.

Condensed Consolidated Statements of Operations

(Unaudited)

	Successor		Predecessor
In thousands	Quarter Ended October 2, 2010	Four Months Ended October 2, 2010	Five Months Ended May 28, 2010	Quarter Ended October 3, 2009	Nine Months Ended October 3, 2009
Net sales	$647,317	$885,596	$934,925	$549,490	$1,645,046
Cost of goods sold, excluding depreciation included in selling, general and administrative expenses below	557,113	790,259	775,678	451,252	1,364,554
Selling, general and administrative expenses	94,274	125,997	135,146	72,315	233,602
Transaction expenses	750	985	42,608	—	—

Operating income (loss)	(4,820)	(31,645)	(18,507)	25,923	46,890
Other income (expense):
Interest expense	(16,183)	(21,462)	(32,669)	(13,465)	(41,345)
Other, net	(243)	(482)	(127)	(333)	(845)

Income (loss) from operations before income taxes	(21,246)	(53,589)	(51,303)	12,125	4,700
Income tax provision (benefit)	(2,365)	(17,083)	(15,227)	6,828	2,356

Net income (loss)	$(18,881)	$(36,506)	$(36,076)	$5,297	$2,344

See accompanying notes to condensed consolidated financial statements.

American Tire Distributors Holdings, Inc.

Condensed Consolidated Statement of Stockholder’s Equity and Other Comprehensive Income (Loss)

(Unaudited)

In thousands, except share amounts	Total Stockholder’s Equity	Common Stock (Note 12)		Additional Paid-In Capital	Warrants	Accumulated Earnings (Deficit)	Accumulated Other Comprehensive (Loss) Income	Treasury Stock at Cost	Comprehensive Income (Loss)
		Shares	Amount
Predecessor balance, January 2, 2010	$230,647	999,528	$10	$218,348	$4,631	$9,922	$(2,164)	$(100)
Net income (loss)	(36,076)	—	—	—	—	(36,076)	—	—	$(36,076)
Change in value of derivative instrument, net of tax of $1.4 million	2,168	—	—	—	—	—	2,168	—	2,168
Unrealized gain (loss) on rabbi trust assets, net of tax of $0.0 million	(182)	—	—	—	—	—	(182)	—	(182)

Total comprehensive income (loss)									$(34,090)

Stock-based compensation	5,892	—	—	5,892	—	—	—	—

Predecessor balance, May 28, 2010	202,449	999,528	10	224,240	4,631	(26,154)	(178)	(100)

Purchase accounting adjustments	(202,449)	(999,528)	(10)	(224,240)	(4,631)	26,154	178	100
Net income (loss)	(36,506)	—	—	—	—	(36,506)	—	—	$(36,506)
Unrealized gain (loss) on rabbi trust assets, net of tax of $0.1 million	199	—	—	—	—	—	199	—	199

Total comprehensive income (loss)									$(36,307)

Push down of basis in ATDH common stock	670,284	1,000	—	670,284	—	—	—	—
Stock-based compensation expense	2,103	—	—	2,103	—	—	—	—

Successor balance, October 2, 2010	$636,080	1,000	$—	$672,387	$—	$(36,506)	$199	$—

See accompanying notes to condensed consolidated financial statements.

American Tire Distributors Holdings, Inc.

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	Successor	Predecessor
In thousands	Four Months Ended October 2, 2010	Five Months Ended May 28, 2010	Nine Months Ended October 3, 2009
Cash flows from operating activities:
Net income (loss)	$(36,506)	$(36,076)	$2,344
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization of intangibles	23,057	14,707	23,573
Amortization of other assets	1,723	9,983	3,627
Benefit for deferred income taxes	(31,913)	(3,846)	(4,721)
Accretion of 8% cumulative preferred stock	—	2,537	331
Accrued dividends on 8% cumulative preferred stock	—	966	1,648
Provision for doubtful accounts	1,059	608	1,368
Inventory step-up amortization	58,797	—	—
Stock-based compensation	2,103	5,892	299
Other, net	496	2,357	1,623
Change in operating assets and liabilities:
Accounts receivable	(18,515)	(19,280)	(25,516)
Inventories	(5,422)	(37,751)	85,911
Income tax receivable	6,743	(8,263)	—
Other current assets	2,318	972	1,002
Accounts payable and accrued expenses	(12,578)	96,375	10,946
Other, net	(16,940)	(1,075)	(2,428)

Net cash provided by (used in) operating activities	(25,578)	28,106	100,007

Cash flows from investing activities:
Acquisitions, net of cash acquired	—	—	134
Purchase of property and equipment	(6,286)	(6,424)	(5,565)
Purchase of assets held for sale	(608)	(1,498)	(830)
Proceeds from sale of assets held for sale	760	185	8,146
Proceeds from sale of property and equipment	52	214	167

Net cash provided by (used in) investing activities	(6,082)	(7,523)	2,052

Cash flows from financing activities:
Borrowings from revolving credit facility	1,361,299	828,727	1,624,378
Repayments of revolving credit facility	(1,355,729)	(822,005)	(1,676,094)
Outstanding checks	(5,661)	(15,369)	(49,719)
Payments of other long-term debt	(627)	(721)	(2,673)
Payments of deferred financing costs	(24,958)	—	—
Payment for termination of interest rate swap agreements	(2,804)	—	—
Payment of seller fees on behalf of Buyer	(16,792)	—	—
8% cumulative preferred stock redemption	(30,102)	—	—
Proceeds from issuance of long-term debt	446,900	—	—
Payments of Predecessor senior notes	(340,131)	(6,263)	—

Net cash provided by (used in) financing activities	31,395	(15,631)	(104,108)

Net increase (decrease) in cash and cash equivalents	(265)	4,952	(2,049)
Cash and cash equivalents—beginning of period	12,242	7,290	8,495

Cash and cash equivalents—end of period	$11,977	$12,242	$6,446

Supplemental disclosures of cash flow information:
Cash payments for interest	$3,816	$26,188	$40,818

Cash payments for taxes, net	$3,152	$1,122	$5,294

Supplemental disclosures of noncash activities:
Capital expenditures financed by debt	$—	$—	$1,369

See accompanying notes to condensed consolidated financial statements.

American Tire Distributors Holdings, Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

1. Nature of Business:

American Tire Distributors Holdings, Inc. (also referred to herein as “ATDH”) is a Delaware corporation that owns 100% of the issued and outstanding capital stock of American Tire Distributors, Inc. a Delaware corporation (“ATDI”). ATDH has no significant assets or operations other than its ownership of ATDI. The operations of ATDI and its subsidiaries constitute the operations of ATDH presented under accounting principles generally accepted in the United States. ATDI is primarily engaged in the wholesale sales, marketing and distribution of tires, custom wheels, and related automotive service accessories and has one operating and reportable segment. Unless the context otherwise requires, “Company” herein refers to ATDH and its consolidated subsidiaries.

2. Basis of Presentation:

The accompanying condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America for interim financial information, the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, the accompanying condensed consolidated financial statements contain all adjustments, which include normal recurring adjustments necessary to present fairly the consolidated results for the interim periods presented. All intercompany transactions have been eliminated. These condensed consolidated financial statements should be read in conjunction with the financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the fiscal year ended January 2, 2010. The consolidated results and cash flows for the quarter and aggregate nine months ended October 2, 2010 are not necessarily indicative of the operating results and cash flows that will be reported for the full fiscal year. The year-end condensed consolidated balance sheet data was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States.

On May 28, 2010, pursuant to an Agreement and Plan of Merger, dated as of April 20, 2010 (as amended and supplemented, the “Merger Agreement”), among ATDH, Accelerate Holdings Corp., a Delaware corporation (the “Buyer”), Accelerate Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of the Buyer (“Merger Sub”), and Investcorp International, Inc., solely in its capacity as a representative of the stockholders, optionholders and warrantholders of the Company, Merger Sub merged with and into ATDH with ATDH as the surviving corporation (also referred herein as the “Merger” or the “Acquisition”). As a result of the Merger, ATDH became a wholly-owned subsidiary of the Buyer. The Buyer is controlled by affiliates of TPG Capital, L.P. (“TPG”). The Acquisition was completed on May 28, 2010 (see Note 3 for further information). Additionally, under the guidance provided by SEC Staff Accounting Bulletin Topic 5J, “New Basis of Accounting Required in Certain Circumstances,” push-down accounting is required when such transactions result in an entity becoming substantially wholly-owned. Under push-down accounting, certain transactions incurred by the Buyer, which would otherwise be accounted for in the accounts of the parent, are “pushed down” and recorded on the financial statements of the subsidiary. Therefore, the basis in shares of common stock of ATDH have been pushed down from the Buyer to ATDH.

The Acquisition was accounted for using the acquisition method of accounting in accordance with the accounting guidance for business combinations and non-controlling interests. Accordingly, the purchase price of the Acquisition has been allocated to the Company’s assets and liabilities based upon their estimated fair values at the acquisition date. This allocation is final, except for certain assumed liabilities, and includes a number of estimates based on currently available data. Periods prior to May 28, 2010 reflect the financial position, results of operations, and changes in financial position of the Company prior to the Acquisition (the “Predecessor”) and

American Tire Distributors Holdings, Inc.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Unaudited)

periods after May 28, 2010 reflect the financial position, results of operations, and changes in financial position of the Company after the Acquisition (the “Successor”). For accounting purposes, the preliminary purchase price allocation was applied on May 28, 2010.

The Company’s fiscal year is based on either a 52- or 53-week period ending on the Saturday closest to each December 31. Therefore, the financial results of 53-week fiscal years, and the associated 14-week quarter, will not be comparable to the prior and subsequent 52-week fiscal years and the associated quarters having only 13 weeks. The quarter and four months ended October 2, 2010 for the Successor contain operating results for 13 weeks and 18 weeks, respectively. The five months ended May 28, 2010 for the Predecessor contains operating results for 21 weeks. The quarter and nine months ended October 3, 2009 for the Predecessor contain operating results for 13 weeks and 39 weeks, respectively.

3. Acquisition of ATDH:

On May 28, 2010, pursuant to the Merger and in exchange for an aggregate purchase price of $1,287.5 million in cash, less the amount of the Company’s funded indebtedness, transaction expenses, aggregate redemption payments with respect to ATDH’s outstanding preferred stock, certain holdback amounts plus the amount of estimated cash, plus or minus certain working capital adjustments, Merger Sub merged with and into ATDH. In connection with the Merger, ATDH’s existing redeemable preferred stock was redeemed and each holder of shares of ATDH’s common stock received a portion of the merger consideration equal to $596.65 per share. To the extent that any existing holder of options or warrants to acquire shares of ATDH’s common stock did not exercise such options or warrants prior to the effective time of the Merger, such holder was paid an amount in cash equal to $596.65 per share consideration less the exercise price of such option or warrant in complete satisfaction of the option or warrant. ATDH continued as the surviving corporation with Accelerate Holdings Corp. as its sole stockholder.

In connection with the Merger, the following transactions occurred:

•

TPG Partners V, L.P. and TPG Partners VI, L.P. (collectively “TPG” or the “Sponsor”) and certain co-investors contributed $675.4 million through the purchase of common stock in ATDH’s indirect parent company (the “Equity Contributions”) less an adjustment holdback amount of $11.8 million related to working capital adjustments for a net equity contribution of $663.6 million;

•

ATDI amended and restated its senior secured asset-based revolving credit facility, which now provides for revolving credit financing of up to $450.0 million, subject to borrowing base availability (as subsequently amended, the “Amended ABL Facility”), and under which there was $185.0 million of outstanding loans on the closing date. The Amended ABL facility matures on November 28, 2014;

•

ATDI issued $250.0 million in aggregate principal amount at maturity of 9.750% senior secured notes due June 1, 2017 (“Senior Secured Notes”), which notes were offered at a discount from their principal amount at maturity and generated gross proceeds (without taking into account the initial purchasers’ discount and other transaction fees and expenses) of approximately $246.9 million;

•	ATDI issued $200.0 million in aggregate principal amount of 11.50% senior subordinated notes due June 1, 2018 (“Senior Subordinated Notes”);

•	ATDH redeemed all of its outstanding redeemable preferred stock for $30.1 million, which includes $10.1 million of accrued and unpaid dividends;

•

ATDH repurchased and cancelled all of its outstanding 13% Senior Discount Notes due 2013 (“Discount Notes”) for $47.0 million, which includes a tender premium of $0.9 million plus accrued and unpaid interest of $0.9 million;

American Tire Distributors Holdings, Inc.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Unaudited)

•

ATDI repurchased and cancelled all of its outstanding 10 3/4% Senior Notes due 2013 (“2013 Notes”) for $157.7 million, which includes a tender premium of $5.1 million plus accrued and unpaid interest of $2.6 million;

•	ATDI repurchased and cancelled all of its outstanding Floating Rate Notes due 2012 for $142.0 million, which includes a tender premium of $0.6 million plus accrued and unpaid interest of $1.4 million;

•	The Company paid $2.8 million to terminate its interest rate swap agreements;

•

Fees of $25.0 million were paid in connection with the Amended ABL Facility and the issuance of the Senior Secured Notes and Senior Subordinated Notes. These fees are recorded as assets in the Successor’s balance sheet and are being amortized over the life of the respective debt;

•	Seller transaction fees of $20.0 million were paid, all of which were accrued by the Predecessor;

•	Transaction bonuses of $2.8 million were paid, all of which were accrued by the Predecessor; and

•

Payment of seller fees on behalf of the Buyer presented in the condensed consolidated statements of cash flows represents ATDI’s payment of seller transaction fees and transaction bonuses less an offsetting reimbursement for these costs by the Buyer.

The net proceeds from the Equity Contributions, the notes issued, and the borrowings under the Amended ABL Facility were used to effect the Merger, to repay certain of the Company’s existing debt as described above and to pay related fees and expenses and other amounts payable under the Merger Agreement.

The fair value of consideration transferred was as follows:

In thousands
Aggregate purchase price	$1,287,500
Redemption of Funded Indebtedness	(529,176)
Redemption of Preferred stock	(30,102)
Termination of Interest Rate Swaps	(2,804)
Transaction fees	(66,234)
Holdback amount	(13,000)
Cash on hand	7,273
Working capital adjustments	(7,000)

Total Fair Value of Consideration Paid	$646,457

American Tire Distributors Holdings, Inc.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Unaudited)

The Acquisition was recorded using the acquisition method of accounting in accordance with the accounting guidance for business combinations and non-controlling interest. The purchase price has been allocated to assets acquired and liabilities assumed based on the estimated fair market value of such assets and liabilities at the date of Acquisition. This allocation is final, except for certain assumed liabilities of $0.7 million associated with lease obligations, and includes a number of estimates. The preliminary allocation of the purchase price is as follows:

In thousands	May 28, 2010
Cash	$12,242
Restricted cash	9,750
Accounts receivable	207,561
Inventory	485,448
Other current assets	20,489
Property and equipment	91,150
Intangible assets	781,324
Other assets	48,100

Total assets acquired	1,656,064
Debt	612,638
Accounts payable	422,245
Accrued and other liabilities	107,387
Deferred income taxes	314,650

Total liabilities assumed	1,456,920
Net assets acquired	199,144
Goodwill	447,313

Purchase price allocation	$646,457

Cash and cash equivalents, accounts receivable and accounts payable were stated at their historical carrying values, which approximate their fair value, given the short-term nature of these assets and liabilities.

Inventories were recorded at fair value, based on computations which considered many factors, including the estimated selling price of the inventory, the cost to dispose of the inventory, as well as the replacement cost of the inventory, where applicable.

The Company recorded intangible assets based on their estimated fair value and consisted of the following:

In thousands	Estimated Fair Value	Estimated Useful Life
Customer list	$527,898	19 years
Tradenames—Infinite	249,893	Indefinite
Tradenames—Finite	3,168	1 -5 years
Noncompete agreement	365	2 years

Total	$781,324

The Company has allocated $249.9 million to tradenames related to ATDI. Management considered many factors in the determination that it will account for the asset as an indefinite-lived intangible assets, including the current market leadership position of the name as well as the recognition in the industry. Therefore, in accordance with current accounting guidance, the indefinite-lived intangible asset will not be amortized, but instead tested for impairment at least annually (more frequently if certain indicators are present).

American Tire Distributors Holdings, Inc.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Unaudited)

Transaction Expenses

The condensed consolidated statements of operations for the quarter and four months ended October 2, 2010 for the Successor and the five months ended May 28, 2010 for the Predecessor includes the following transaction expenses relating to the Acquisition:

In thousands	Successor		Predecessor
	Quarter Ended October 2, 2010	Four Months Ended October 2, 2010	Five Months Ended May 28, 2010
Seller transaction fees	$—	$—	$20,004
Accrued transaction bonuses	—	—	2,800
Suspended public offering expenses	—	—	2,410
Bond premiums	—	—	6,519
Bridge loan fee	—	—	10,875
Buyer transaction fees	750	985	—

Total	$750	$985	$42,608

The following unaudited pro forma supplementary data for the five months ended May 28, 2010 and the quarter and nine months ended October 3, 2009 give effect to the Acquisition as if it had occurred on January 4, 2009.

	Pro Forma
In thousands	Five Months Ended May 28, 2010	Quarter Ended October 3, 2009	Nine Months Ended October 3, 2009
Net sales	$934,925	$549,490	$1,645,046
Net (loss) income	(21,406)	1,121	(11,657)

The pro forma supplementary data is provided for informational purposes only and should not be construed to be indicative of the Company’s results of operations had the Acquisition been consummated on the date assumed and does not project the Company’s results of operations for any future date.

4. Inventories:

Inventories consist primarily of automotive tires, custom wheels, automotive service equipment and related products and are valued at the lower of cost, determined on the first-in, first-out (FIFO) method, or fair market value. The Company performs periodic assessments to determine the existence of obsolete, slow-moving and non-saleable inventories and records necessary provisions to reduce such inventories to net realizable value. A majority of the Company’s tire vendors allow for the return of tire products, subject to certain limitations, specified in supply arrangements with the vendors. In addition, the Company’s inventory is collateral under the Amended ABL Facility. See Note 8 for further information.

As a result of the Acquisition, the carrying value of inventory was increased by $58.8 million to adjust to estimated fair value in accordance with the accounting guidance for business combinations. The step up in inventory value was amortized into cost of goods sold in the accompanying condensed consolidated statements of operations over the period of the Company’s normal inventory turns, which approximated two months.

American Tire Distributors Holdings, Inc.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Unaudited)

During the quarter ended October 2, 2010, the Company made the decision to discontinue selling certain products within its equipment product offering. As a result of the decision, the Company recognized a $1.0 million impairment charge, which is included in cost of goods sold in the accompanying condensed consolidated statements of operations, related to the estimated write-down of related inventory to their fair market values as the Company moves to dispose of the residual equipment in these product offerings during the fourth quarter of 2010.

5. Assets Held for Sale:

As of October 2, 2010, the Company classified a distribution center located in Miami, Florida as held for sale. The building has a carrying value of $5.8 million and was previously used as a warehouse within the Company’s distribution operations. These distribution operations have been relocated to a larger facility that is currently being leased. The Company is actively marketing this property and anticipates that the property will be sold within a twelve-month period.

In addition, the Company has several residential properties classified as held for sale. These properties have a carrying value of $1.2 million and were acquired as part of employee relocation packages. The Company is actively marketing these properties and anticipates that they will be sold within a twelve-month period.

6. Property and Equipment:

The following table represents the property and equipment at October 2, 2010 for the Successor and January 2, 2010 for the Predecessor:

(in thousands)	Successor October 2, 2010	Predecessor January 2, 2010
Land	$5,538	$7,547
Buildings and leasehold improvements	20,923	32,999
Machinery and equipment	7,091	11,344
Furniture and fixtures	20,948	22,354
Software	30,140	37,947
Vehicles and other	6,740	2,592

Total property and equipment	91,380	114,783
Less—Accumulated depreciation	(4,227)	(53,008)

Property and equipment, net	$87,153	$61,775

American Tire Distributors Holdings, Inc.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Unaudited)

Depreciation expense for the Successor was $3.3 million and $4.3 million for the quarter and four months ended October 2, 2010, respectively. The Predecessor recorded depreciation expense of $7.0 million for the five months ended May 28, 2010 and $2.9 million and $10.1 million for the quarter and nine months ended October 3, 2009, respectively. Depreciation expense is classified in selling, general and administrative expense in the accompanying condensed consolidated statements of operations. For financial reporting purposes, depreciation expense is computed using the straight-line method over the estimated useful lives of the asset except for leasehold improvements, which are depreciated over the shorter of their economic useful life or their lease term.

In connection with the Merger, the Company recorded a step-up of $28.6 million in the carrying value of its property and equipment to fair value. The following table sets forth the step-up in the carrying value by category as well as the estimated useful lives for the Successor and Predecessor periods:

(dollars in thousands)	Step-up to FMV at May 28, 2010	Successor Estimated Useful Lives (years)	Predecessor Estimated Useful Lives (years)
Land	$220	N/A	N/A
Buildings	(2,351)	25–31	25–40
Leasehold improvements	3,347	9	7
Machinery and equipment	2,404	2–7	3–4
Furniture and fixtures	10,886	8	7
Software	12,574	3–5	3
Vehicles and other	1,509	4–6	3

Total	$28,590

The change in fair value of select assets recorded at the acquisition date was based upon management’s assessment of the acquired assets’ condition, as well as an evaluation of the current market value for such assets. The increase in fair value primarily consisted of changes in internal use software and furniture and fixtures, approximately $10.9 million and $12.6 million, respectively. The increase from net book value to fair value of these assets types was primarily the result of increased flexibility and adaptability in their respective uses, including implementation of common software and warehousing platforms across our business, as well as our evaluation of current market conditions. In addition, the Company also considered the length of time over which the economic benefit of these assets is expected to be realized and adjusted the useful life of such assets accordingly as of the valuation date.

7. Goodwill:

As of October 2, 2010, the change in the carrying amount of goodwill is as follows:

In thousands
Predecessor balance, January 2, 2010	$375,734
Purchase accounting adjustments	4,275
Elimination of Predecessor goodwill	(380,009)
Acquisition of ATDH	447,313

Successor balance, October 2, 2010	$447,313

The Company records as goodwill the excess of the purchase price over the fair value of the net assets acquired. Goodwill is tested and reviewed annually for impairment during the fourth quarter or whenever there is a significant change in events or circumstances that indicate that the fair value of the asset may be less than the carrying amount of the asset.

American Tire Distributors Holdings, Inc.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Unaudited)

The Acquisition was accounted for under the accounting standard for business combinations. Accordingly, the purchase price of the acquisition has been allocated to the Company’s assets and liabilities based upon their estimated fair values at the acquisition date. These estimates are preliminary and are based upon information that was available to management at the time these financial statements were prepared. The purchase price allocation may change based on the Company’s final valuations. The Company expects to complete these valuations and the final allocation of the purchase price by the fourth quarter of 2010. As of October 2, 2010, the Company has recorded goodwill of $447.3 million, of which approximately $24.1 million of net goodwill is deductible for income tax purposes in future periods.

On December 18, 2008, the Company completed the purchase of all of the issued and outstanding capital stock of Am-Pac Tire Dist., Inc. (“Am-Pac”) pursuant to the terms of a Stock Purchase Agreement dated December 18, 2008. During May 2010, the Company made a claim against the amount of purchase price held in escrow in the amount of $0.3 million and the remaining escrow balance of $9.5 million was released to the sellers, which resulted in an increase to goodwill of $9.5 million.

During the first quarter of 2010, the Predecessor recorded an out of period adjustment to its financial statements to correct an error related to the final adjustments recorded to goodwill upon the sale of its retail stores in fiscal 2009. Upon review of these adjustments, the Predecessor determined that $4.9 million previously recorded as goodwill should have been recorded as customer list intangibles at the time of the sale of the retail stores. Consequently, the Predecessor has recorded an out-of-period adjustment related to the amortization of the customer list intangible and a non-cash charge related to a single retail store that was shut-down. In aggregate, the out-of-period non-cash charge included in the first quarter of 2010 approximates $0.4 million and is included within selling, general and administrative expenses within the accompanying condensed consolidated statements of operations. The Predecessor evaluated these errors in relation to the periods in which they originated, the current period in which they were corrected, and the estimated income for the full fiscal year, including the trend of earnings. Management believes these errors are immaterial to both the consolidated quarterly and annual financial statements.

8. Intangible Assets:

The following table sets forth the gross amount and accumulated amortization of the Company’s intangible assets at October 2, 2010 and January 2, 2010:

	Successor	Predecessor
In thousands	October 2, 2010	January 2, 2010
Customer list	$527,898	$245,266
Noncompete agreement	365	500
Tradenames	3,168	150
Favorable leases	—	200

Total gross finite-lived intangible assets	531,431	246,116
Accumulated amortization	(18,879)	(66,643)

Total net finite-lived intangible assets	512,552	179,473
Tradenames (indefinite-lived)	249,893	47,209

Total	$762,445	$226,682

Other indefinite-lived intangible assets are tested and reviewed annually for impairment during the fourth quarter or whenever there is a significant change in events or circumstances that indicate that the fair value of the asset may be less than the carrying amount of the asset. All other intangible assets with finite lives are being amortized on a straight-line basis over periods ranging from one to nineteen years.

American Tire Distributors Holdings, Inc.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Unaudited)

The Successor’s estimated intangible asset amortization expense for each of the next five fiscal years is expected to be $14.2 million for the remaining three months in 2010, $57.9 million in 2011, $56.7 million in 2012, $54.0 million in 2013 and $51.1 million in 2014.

9. Long-term Debt and Other Financing Arrangements:

The following table presents the long-term debt for the Successor at October 2, 2010 and for the Predecessor at January 2, 2010:

	Successor	Predecessor
In thousands	October 2, 2010	January 2, 2010
Amended ABL Facility	$197,658	$185,367
Discount Notes	—	51,480
2013 Notes	—	150,000
Floating Rate Notes	—	140,000
Senior Subordinated Notes	200,000	—
Senior Secured Notes	247,004	—
Capital lease obligations	14,120	14,183
Supplier loan	6,000	6,000
Other	1,262	2,546

Total debt	666,044	549,576
Less—Current maturities	(6,977)	(13,979)

Long-term debt	$659,067	$535,597

The fair value of the Successor’s long-term senior notes at October 2, 2010 was $464.4 million and the fair value of the Predecessor’s long-term senior notes at January 2, 2010 was $304.7 million. The fair value of the long-term senior notes was primarily based upon quoted market values.

Amended ABL Facility

In connection with the Merger, ATDI entered into the Fifth Amended and Restated Credit Agreement, as subsequently amended (the “Amended ABL Facility”). The borrowers to the Amended ABL Facility are ATDI and certain of its subsidiaries. The Amended ABL Facility provides for a senior secured revolving credit facility of up to $450.0 million (of which up to $50.0 million may be utilized in the form of commercial and standby letters of credit), subject to borrowing base availability. As of October 2, 2010, the outstanding Amended ABL Facility balance was $197.7 million. In addition, the Company had certain letters of credit outstanding at October 2, 2010 in the aggregate amount of $7.9 million and $232.7 million was available for additional borrowings. The Amended ABL matures on November 28, 2014.

Borrowings under the Amended ABL Facility bear interest, at the Company’s option, at either (i) the Base Rate, as defined, plus the applicable margin (2.0% as of October 2, 2010) or (ii) the LIBOR Rate, as defined, plus the applicable margin (3.0% as of October 2, 2010). At October 2, 2010, borrowings under the Amended ABL Facility were at a weighted average interest rate of 3.4%. The applicable margin for the loans varies based upon average excess borrowing availability, as defined in the Amended ABL Facility.

All obligations under the Amended ABL Facility are unconditionally guaranteed by ATDH and substantially all of ATDI’s existing and future, direct and indirect, wholly-owned domestic material restricted subsidiaries, other than Tire Pros Francorp. Obligations under the Amended ABL Facility are also collateralized

American Tire Distributors Holdings, Inc.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Unaudited)

by a first-priority lien on inventory, accounts receivable and related assets and a second-priority lien on substantially all other assets, in each case of ATDH, ATDI and the guarantor subsidiaries, subject to certain exceptions.

The Amended ABL Facility contains customary covenants, including covenants that restrict the Company’s ability to incur additional debt, grant liens, enter into guarantees, enter into certain mergers, make certain loans and investments, dispose of assets, prepay certain debt, declare dividends, modify certain material agreements, enter into transactions with affiliates or change the Company’s fiscal year. If the amount available for additional borrowing under the Amended ABL Facility is less than the greater of (a) 12.5% of the lesser of (x) the aggregate commitments under the Amended ABL Facility and (y) the borrowing base and (b) $25.0 million, then the Company would be subject to an additional covenant requiring them to meet a fixed charge coverage ratio of 1.0 to 1.0. As of October 2, 2010, the Company’s additional borrowing availability under the Amended ABL Facility were above the required amount and the Company was therefore not subject to the additional covenant.

Discount Notes

On April 1, 2010, as required under the related indenture, ATDH redeemed 12.165% of its outstanding 13% Senior Discount Notes due 2013 (“Discount Notes”). The Predecessor paid the $6.3 million principal repayment through the use of its ABL facility.

In connection with the consummation of the Merger, all of the remaining Discount Notes were repurchased and cancelled for $47.0 million, which includes a tender premium of $0.9 million plus accrued and unpaid interest of $0.9 million. The indenture relating to the Discount Notes was also terminated.

2013 Notes

In connection with the consummation of the Merger, all of ATDI’s outstanding 10  3/4% Senior Notes due 2013 (“2013 Notes”) were repurchased and cancelled for $157.7 million, which includes a tender premium of $5.1 million plus accrued and unpaid interest of $2.6 million. The indenture relating to the 2013 Notes was also terminated.

Floating Rate Notes

In connection with the consummation of the Merger, all of ATDI’s outstanding Floating Rate Notes due 2013 (“Floating Rate Notes”) were repurchased and cancelled for $142.0 million, which includes a tender premium of $0.6 million plus accrued and unpaid interest of $1.4 million. The indenture relating to the Floating Rate Notes was also terminated.

Senior Secured Notes

On May 28, 2010, in connection with the consummation of the Merger, ATDI issued Senior Secured Notes (“Senior Secured Notes”) due June 1, 2017 in an aggregate principal amount at maturity of $250.0 million. The Senior Secured Notes were issued at a discount from their principal amount at maturity and generated net proceeds of approximately $240.7 million after debt issuance costs (which represents a non-cash financing activity of $9.3 million). The Senior Secured Notes will accrete based on an effective interest rate of 10% to an aggregate accreted value of $250.0 million, the full principal amount at maturity. The Senior Secured Notes bear interest at a fixed rate of 9.75% per annum. Interest on the Senior Secured Notes is payable semi-annually in arrears on June 1 and December 1 of each year, commencing on December 1, 2010. The Senior Secured Notes will not be redeemable, except as described below, at the option of ATDI prior to June 1, 2013. Thereafter, the Senior Secured Notes may be redeemed at any time at the option of ATDI, in whole or in part, upon not less than

American Tire Distributors Holdings, Inc.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Unaudited)

30 nor more than 60 days notice at a redemption price of 107.313% of the principal amount if the redemption date occurs between June 1, 2013 and May 31, 2014, 104.875% of the principal amount if the redemption date occurs between June 1, 2014 and May 31, 2015, 102.438% of the principal amount if the redemption date occurs between June 1, 2015 and May 31, 2016 and 100.0% of the principal amount if the redemption date occurs between June 1, 2016 and May 31, 2017.

Until June 1, 2013, ATDI may, at its option, on one or more occasions, redeem up to 35% of the aggregate principal amount of the Senior Secured Notes issued at a redemption price equal to 109.75% of the aggregate principal amount thereof, plus accrued and unpaid interest, to, but not including, the redemption date, with the net cash proceeds from one or more equity offerings to the extent that such net cash proceeds are received by or contributed to ATDI; provided that:

(1)	at least 50% of the sum of the aggregate principal amount of the Senior Secured Notes remains outstanding immediately after the occurrence of such redemption; and

(2)	each such redemption occurs within 120 days of the date of the closing of the related equity offering.

In addition, at any time prior to June 1, 2013, ATDI may redeem all or a part of the Senior Secured Notes upon not less than 30 or more than 60 days notice at a redemption price equal to 100.0% of the principal amount of notes to be redeemed, plus the applicable premium (an amount intended to approximate a “make-whole” price based on the price of a U.S. treasury security plus 50 basis points) as of, plus accrued and unpaid interest, to, but not including , the redemption date, subject to the rights of holders on the relevant record date to receive interest due on the relevant interest payment date.

The Senior Secured Notes are unconditionally guaranteed by ATDH and substantially all of ATDI’s existing and future, direct and indirect, wholly-owned domestic material restricted subsidiaries, other than Tire Pros Francorp, subject to certain exceptions. The Senior Secured Notes are also collateralized by a second-priority lien on accounts receivable and related assets and a first-priority lien on substantially all other assets (other than inventory), in each case of ATDH, ATDI and the guarantor subsidiaries, subject to certain exceptions.

The indenture governing the Senior Secured Notes contains covenants that, among other things, limits ATDI’s ability and the ability of its restricted subsidiaries to incur additional debt or issue preferred stock; pay certain dividends or make certain distributions in respect of ATDI’s or repurchase or redeem ATDI’s capital stock; make certain loans, investments or other restricted payments; place restrictions on the ability of ATDI’s subsidiaries to pay dividends or make other payments to ATDI; engage in transactions with stockholders or affiliates; transfer or sell certain assets; guarantee indebtedness or incur other contingent obligations; incur certain liens; consolidate, merge or sell all or substantially all of ATDI’s assets; enter into certain transactions with ATDI’s affiliates; and designate ATDI’s subsidiaries as unrestricted subsidiaries.

Senior Subordinated Notes

On May 28, 2010, in connection with the consummation of the Merger, ATDI issued Senior Subordinated Notes due June 1, 2018 (“Senior Subordinated Notes”) in an aggregate principal amount of $200.0 million. The Senior Subordinated Notes bear interest at a fixed rate of 11.50% per annum. Interest on the Senior Subordinated Notes is payable semi-annually in arrears on June 1 and December 1 of each year, commencing on December 1, 2010. The Senior Subordinated Notes will not be redeemable, except as described below, at the option of ATDI prior to June 1, 2013. Thereafter, the Senior Subordinated Notes may be redeemed at any time at the option of ATDI, in whole or in part, upon not less than 30 nor more than 60 days notice at a redemption price of 104.0% of

American Tire Distributors Holdings, Inc.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Unaudited)

the principal amount if the redemption date occurs between June 1, 2013 and May 31, 2014, 102.0% of the principal amount if the redemption date occurs between June 1, 2014 and May 31, 2015 and 100.0% of the principal amount if the redemption date occurs between June 1, 2015 and May 31, 2016.

Prior to June 1, 2013, ATDI may, at its option, on one or more occasions, redeem up to 35% of the aggregate principal amount of the Senior Subordinated Notes issued at a redemption price equal to 111.5% of the aggregate principal amount thereof, plus accrued and unpaid interest, to, but not including, the redemption date, with the net cash proceeds of one or more equity offerings; provided that:

(1)	at least 50% of the aggregate principal amount of the Senior Subordinated Notes remains outstanding immediately after the occurrence of such redemption; and

(2)	each such redemption occurs within 120 days of the date of the closing of the related equity offering.

In addition, at any time prior to June 1, 2013, ATDI may redeem all or a part of the Senior Subordinated Notes upon not less than 30 or more than 60 days notice at a redemption price equal to 100.0% of the principal amount of notes to be redeemed, plus the applicable premium (an amount intended to approximate a “make-whole” price based on the price of a U.S. treasury security plus 50 basis points) as of, and accrued and unpaid interest, to, but not including, the redemption date, subject to the rights of holders on the relevant record date to receive interest due on the relevant interest payment date.

The Senior Subordinated Notes are unconditionally guaranteed by ATDH and substantially all of ATDI’s existing and future, direct and indirect, wholly-owned domestic material restricted subsidiaries, other than Tire Pros Francorp, subject to certain exceptions.

The indenture governing the Senior Subordinated Notes contains covenants that, among other things, limits ATDI’s ability and the ability of its restricted subsidiaries to incur additional debt or issue preferred stock; pay certain dividends or make certain distributions in respect of ATDI’s or repurchase or redeem ATDI’s capital stock; make certain loans, investments or other restricted payments; place restrictions on the ability of ATDI’s subsidiaries to pay dividends or make other payments to ATDI; engage in transactions with stockholders or affiliates; transfer or sell certain assets; guarantee indebtedness or incur other contingent obligations; incur certain liens without securing the Senior Subordinated Notes; consolidate, merge or sell all or substantially all of ATDI’s assets; enter into certain transactions with ATDI’s affiliates; and designate ATDI’s subsidiaries as unrestricted subsidiaries.

Supplier Loan

In October 2006, the Company entered into a loan and purchase agreement with one of the Company’s suppliers. Under the terms of the agreement, the supplier agreed to loan the Company the aggregate principal amount of $6.0 million (the “Supplier Loan”). Proceeds from the Supplier Loan were received in the form of a credit against then current amounts due and payable to the supplier. Interest under the Supplier Loan is payable quarterly, in arrears, at a rate of 9% per year. The Agreement defines certain levels of annual commitments that the Company must meet during each calendar year of fiscal 2006 through 2010. If the Company purchases all the required commitments, then the supplier will refund the interest paid by the Company for that calendar year. If the Company does not meet these purchase commitments, a calculated portion, representing the percentage shortfall in our committed purchase requirements, of the principal on the Supplier Loan will be due and payable during the immediately succeeding calendar year. All unpaid principal and interest must be paid in full on or before December 20, 2010. Accordingly, as of October 2, 2010, the Company has classified the $6.0 million Supplier Loan as current maturities of long-term debt

American Tire Distributors Holdings, Inc.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Unaudited)

within the accompanying condensed consolidated balance sheets. The Company anticipates paying the outstanding principal and interest balance through the use of its Amended ABL Facility.

10. Derivative Instruments:

As of October 2, 2010, the Company holds no derivative instruments and has historically not entered into derivatives for trading or speculative purposes. At January 2, 2010, the fair value of the Predecessor’s derivative instruments were recorded as follows:

	Derivative Liability
	Predecessor January 2, 2010
In thousands	Balance Sheet Location	Fair Value
Derivative designated as a hedging instrument
Interest rate swap	Accrued expenses	$3,570
Derivative not designated as a hedging instrument
Interest rate swap	Other liabilities	870

Total derivatives		$4,440

The Predecessor entered into interest rate swap agreements on October 11, 2005 (the “2005 Swap”) and June 4, 2009 (the “2009 Swap”) to manage a portion of interest rate risk associated with fluctuations in the interest rates on their variable rate debt. These interest rate swap agreements represented contracts to exchange floating rate for fixed interest payments periodically over the life of the agreement without exchange of the underlying notional amount. The notional amounts of the interest rate swap agreements was used to measure interest to be paid or received and does not represent the amount of exposure to credit loss.

The 2005 Swap covered a notional amount of $85.0 million of the Predecessor’s $140.0 million Floating Rate Notes at a fixed interest rate of 4.79%. In accordance with accounting standards, the 2005 Swap was designated as a cash flow hedge and had met the requirements to be accounted for under the short-cut method, resulting in no ineffectiveness in the hedging relationship. Accordingly, changes in the fair value of the 2005 Swap were deferred in accumulated other comprehensive income (loss) in the accompanying condensed consolidated balance sheets.

The 2009 Swap covered a notional amount of $100.0 million of the Predecessor’s variable rate indebtedness at a fixed interest rate of 1.45%. The 2009 Swap had not been designated for hedge accounting treatment. Accordingly, changes in the fair value of the 2009 Swap were recorded as adjustments to interest expense in the accompanying condensed consolidated statements of operations.

For the five months ended May 28, 2010, the Predecessor recorded a charge of $0.1 million to interest expense within the accompanying condensed consolidated statements of operations based upon the change in the fair value for the 2009 Swap. For the quarter and nine months ended October 3, 2009, the Predecessor recorded $0.4 million and $0.9 million, respectively as interest expense within the accompanying condensed consolidated statements of operations based upon the change in the fair value for the 2009 Swap.

American Tire Distributors Holdings, Inc.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Unaudited)

The pre-tax effect of the Predecessor’s derivative instruments on the condensed consolidated statement of operations for the five months ended May 28, 2010 and the quarter and nine months ended October 3, 2009 was as follows:

Interest Rate Swap Designated as Cash Flow Hedge (in thousands)	Amount of Gain (Loss) Deferred in AOCI	Location of Gain (Loss) Reclassified from AOCI into Income	Amount of Gain (Loss) Reclassified from AOCI into Income
Five months ended May 28, 2010	$(1,140)	Interest expense	$4,710
Quarter ended October 3, 2009	(550)	Interest expense	910
Nine months ended October 3, 2009	(1,499)	Interest expense	2,379

Interest Rate Swap Not Designated as Hedging Instrument (in thousands)	Location of Gain (Loss) Recognized in Income	Amount of Gain (Loss) Recognized in Income
Five months ended May 28, 2010	Interest expense	$(68)
Quarter ended October 3, 2009	Interest expense	(376)
Nine months ended October 3, 2009	Interest expense	(871)

On May 28, 2010, in connection with the Merger, the Company paid $1.9 million to terminate the 2005 Swap agreement and $0.9 million to terminate the 2009 Swap agreement.

11. Fair Value of Financial Instruments:

The accounting standard for fair value measurements establishes a framework for measuring fair value that is based on the inputs market participants use to determine the fair value of an asset or liability and establishes a fair value hierarchy to prioritize those inputs. The fair value hierarchy is comprised of three levels that are described below:

Level 1 Inputs – Inputs based on quoted prices in active markets for identical assets or liabilities.

Level 2 Inputs – Inputs other than Level 1 quoted prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3 Inputs – Unobservable inputs based on little or no market activity and that are significant to the fair value of the assets and liabilities.

The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs are obtained from independent sources and can be validated by a third party, whereas unobservable inputs reflect assumptions regarding what a third party would use in pricing an asset or liability based on the best information available under the circumstances. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

American Tire Distributors Holdings, Inc.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Unaudited)

The following table presents the fair value and hierarchy levels for the Successor’s assets and liabilities, which are measured at fair value on a recurring basis as of October 2, 2010:

	Fair Value Measurements at October 2, 2010 Using
In thousands	Total	(Level 1)	(Level 2)	(Level 3)
Assets:
Rabbi trust (a)	$2,259	$2,259	$—	$—

Total Assets	$2,259	$2,259	$—	$—

(a)	Based on the fair value of investments, which are traded in active markets, corresponding to employee’s investment elections. Amount is included within other non-current assets in the accompanying condensed consolidated balance sheets.

As of October 2, 2010, the Company’s deferred compensation plan assets, held in a rabbi trust, were invested in approximately ten diversified and long standing mutual fund portfolios. The Company reviews the fair value of its investment portfolio on a periodic basis to identify declines in fair value below the carrying value that are other-than-temporary. The Company’s other-than-temporary assessment includes reviewing the extent and duration of declines in fair values of investments, the nature of the holdings, and the sectors in which the portfolios are invested. No impairment charge was recorded by the Successor for the quarter and four months ended October 2, 2010 or for the Predecessor for the five months ended May 28, 2010 and quarter and nine months ended October 3, 2009.

12. Redeemable Preferred Stock:

In connection with the Merger and on the date thereof, the Company redeemed all outstanding shares of ATDH’s redeemable preferred stock for $30.1 million, including accrued dividends of $10.1 million and $2.4 million of unamortized original issuance discount.

13. Common Stock:

The following table presents ATDH’s issued and outstanding common stock:

	Successor	Predecessor
In thousands, except share data	October 2, 2010	January 2, 2010
Successor Common Stock, par value $.01 per share; 1,000 shares authorized, issued and outstanding	$—	$—
Series A Common Stock, par value $.01 per share; 1,500,000 shares authorized; 691,172 shares issued and 690,700 shares outstanding	—	7
Series B Common Stock, par value $.01 per share; 315,000 shares authorized; 307,328 shares issued and outstanding	—	3
Series D Common Stock, par value $.01 per share; 1,500 shares authorized, issued and outstanding	—	—
Common Stock, par value $.01 per share; 1,816,500 shares authorized, no shares issued	—	—

Total common stock	$—	$10

American Tire Distributors Holdings, Inc.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Unaudited)

In connection with the Merger, each of the outstanding common shares of ATDH was converted into the right to receive cash consideration of $596.65 per share (see Note 3 for further information). As of October 2, 2010, Accelerate Holdings Corp. owns 100% of ATDH’s issued and outstanding common stock.

During the quarter ended October 2, 2010, certain members of ATDH’s management purchased common stock in the Company’s indirect parent company. In accordance with push-down accounting, the basis in these shares of common stock has been pushed down from the indirect parent company to ATDH. Accordingly, the Company recorded the basis in these shares of $6.6 million in additional paid-in capital during the quarter ended October 2, 2010.

14. Stock Options:

In August 2010, the Company’s indirect parent company adopted a Management Equity Incentive Plan (the “2010 Plan”), pursuant to which the indirect parent company will grant options to selected employees and directors of the Company. The 2010 Plan provides that a maximum of 48.6 million shares of common stock of the indirect parent company are issuable pursuant to the exercise of options. In August 2010, the Company’s indirect parent company granted options under the 2010 Plan to certain employees of the Company to purchase 42.6 million shares of common stock of the indirect parent company. Options granted under the 2010 Plan expire no later than 10 years from the date of grant and vest based on the passage of time and the achievement of certain performance targets in equal installments over five years commencing on May 28, 2011.

The fair value of these options using the Black-Scholes option pricing model was $0.42. The following assumptions were used:

Risk-free interest rate	1.98%
Dividend yield	—
Expected life	6.5 years
Volatility	39.45%

As the Company does not have sufficient historical volatility data for ATDH’s own common stock, the stock price volatility utilized in the fair value calculation is based on the Company’s peer group in the industry in which it does business. As a result of this evaluation, the Successor recorded non-cash compensation expense of $2.1 million in third quarter 2010, which is included in selling, general, and administrative expenses within the accompanying condensed consolidated statements of operations.

On March 10, 2010, ATDH board of directors approved a discretionary vesting of certain previously unvested stock options. The fair value of these options using the Black-Scholes option pricing model was $363.34. The following assumptions were used:

Risk-free interest rate	1.26%
Dividend yield	—
Expected remaining life	2 years and 3 months
Volatility	44%

As the Predecessor does not have sufficient historical volatility data for ATDH’s own common stock, the stock price volatility utilized in the fair value calculation is based on the Predecessor’s peer group in the industry in which it does business.

This discretionary vesting was evaluated in conjunction with the accounting standard for modification of stock options. As a result of this evaluation, the Predecessor recorded non-cash compensation expense of $5.9

American Tire Distributors Holdings, Inc.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Unaudited)

million in first quarter 2010, which is included in selling, general, and administrative expenses within the accompanying condensed consolidated statements of operations. For the nine months ended October 3, 2009, the Predecessor recorded compensation expense related to stock option grants of $0.3 million, which is included in selling, general and administrative expenses within the accompanying condensed consolidated statements of operations. There was an immaterial amount of compensation expense recorded by the Predecessor for the two months ending May 28, 2010 and the quarter ended October 3, 2009.

On May 28, 2010, as a result of the Acquisition, all ATDH stock options that were already vested were converted into the right to receive the excess of $596.65 per share over the exercise price of each of the options. As a consequence, subsequent to the May 28, 2010 transaction date, all options to purchase previously existing ATDH common stock ceased to exist and the existing stock option plans were terminated.

15. Income Taxes:

The income tax benefit recorded for the Successor quarter and four months ended October 2, 2010 of 11.1% and 31.9% respectively, the income tax benefit recorded for the Predecessor five months ended May 28, 2010 of 29.7%, and the income tax provision recorded for the Predecessor quarter and nine months ended October 3, 2009 of 56.3% and 50.1%, respectively, are based on an annual estimated effective tax rate which takes into account year-to-date income and projected results for the full year. The effective tax rate for the five month Predecessor period ended May 28, 2010 and the Successor quarter and four month period ended October 2, 2010 is lower than the Company’s statutory tax rate primarily due to the elimination of a previously established valuation allowance against capital loss carryforwards as management has concluded that it will have the ability to utilize those losses and because of certain permanent differences, which are not deductible for income tax purposes and that relate to certain transaction expenses. The final effective tax rate for fiscal 2010 will depend on the actual amount of pre-tax income (loss) generated by the Company by tax jurisdiction for the full year.

As part of the Acquisition, the Company generated tax deductions relating primarily to the extinguishment of certain deferred financing fees and the incurrence of various transaction expenses. The Successor company’s condensed consolidated balance sheet as of October 2, 2010 reflects a current deferred tax asset of $11.3 million and an income tax receivable of $1.5 million relating to the deductions that can be carried back two years for federal income tax purposes. Management has evaluated the Company’s deferred tax assets and has concluded that the realizability of the deferred tax asset is more likely than not. Therefore, the Company has not established a valuation allowance against the deferred tax asset. This evaluation considered the historical and long-term expected profitability of the Company. The Company’s ability to generate future taxable income is dependent on numerous factors including general economic conditions, the state of the replacement tire market, and other factors beyond management’s control. Therefore, there can be no assurance that the Company will meet its expectation of future taxable income. Changes in expected future taxable income could lead to the Company recording a valuation allowance against the deferred tax assets.

As part of the preliminary purchase price allocation, the Successor company’s condensed consolidated balance sheet as of October 2, 2010 includes a net non-current deferred tax liability of $282.6 million. The net deferred tax liability primarily relates to the expected future tax liability associated with the non-deductible identified intangible assets that were recorded during the preliminary purchase price allocation less existing tax deductible intangibles, assuming a historical effective tax rate (see Note 3).

At October 2, 2010, the Successor had unrecognized tax benefits of $2.4 million, of which $0.7 million is included within accrued expenses and $1.7 million is included within other liabilities within the accompanying

American Tire Distributors Holdings, Inc.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Unaudited)

condensed consolidated balance sheet. The net amount of increase in unrecognized tax benefits as a result of tax positions taken for acquisition costs during the current period was $1.4 million ($3.6 million gross). Of the Successor’s $2.4 million unrecognized tax benefits as of October 2, 2010, only $1.7 million is anticipated to have an affect on the Successor’s effective tax rate, if recognized. In addition, of the Successor’s $2.4 million liability for uncertain tax positions, approximately $0.7 million relates to temporary timing differences. During the next 12 months, management believes that it is reasonably possible that the amount of unrecognized tax benefits may decrease by approximately $0.1 million due to expiration of statutes of limitations, all of which would reduce income tax expense.

While the Company believes that it has adequately provided for all tax positions, amounts asserted by taxing authorities could be greater than the Company’s accrued position. Accordingly, additional provisions of federal and state-related matters could be recorded in the future as revised estimates are made or the underlying matters are settled or otherwise resolved.

The Company files federal income tax returns, as well as multiple state jurisdiction tax returns. The tax years 2007 – 2009 remain open to examination by the taxing jurisdictions to which the Company is subject.

16. Commitments and Contingencies:

Guaranteed Lease Obligations

The Company remains liable as a guarantor on certain leases related to Winston Tire Company. As of October 2, 2010, the Company’s total obligations, as guarantor on these leases, are approximately $4.9 million extending over nine years. However, the Company has secured assignments or sublease agreements for the vast majority of these commitments with contractual assigned or subleased rentals of approximately $4.5 million. A provision has been made for the net present value of the estimated shortfall.

Legal and Tax Proceedings

The Company is involved from time to time in various lawsuits, including class action lawsuits as well as various audits and reviews regarding its federal, state and local tax filings, arising out of the ordinary conduct of its business. Management does not expect that any of these matters will have a material adverse effect on the Company’s business or financial condition. As to tax filings, the Company believes that the various tax filings have been made in a timely fashion and in accordance with applicable federal, state and local tax code requirements. Additionally, the Company believes that it has adequately provided for any reasonably foreseeable resolution of any tax disputes, but will adjust its reserves if events so dictate in accordance with Financial Accounting Standards Board (“FASB”) authoritative guidance. To the extent that the ultimate results differ from the original or adjusted estimates of the Company, the effect will be recorded in accordance with the accounting standards for income taxes. See Note 14 for further description of the accounting standards for income taxes and the related impacts.

17. Shipping and Handling Costs:

Certain Company shipping, handling and other distribution costs are classified as selling, general and administrative expenses in the accompanying condensed consolidated statements of operations. For the Successor, such expenses totaled $26.8 million and $36.0 million for the quarter and four months ended October 2, 2010, respectively. For the Predecessor, such expenses totaled $43.1 million for the five months ended May 28, 2010 and $25.8 million and $74.3 million for the quarter and nine months ended October 3, 2009, respectively. Shipping revenue is classified within net sales in accordance with accounting standards on shipping and handling fees and costs.

American Tire Distributors Holdings, Inc.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Unaudited)

18. Subsidiary Guarantor Financial Information:

The following condensed consolidating financial statements are presented pursuant to Rule 3-10 of Regulation S-X and reflect the financial position, results of operations, and cash flows of the Predecessor for periods prior to May 28, 2010 and the financial position, results of operations, and cash flows of the Successor for the period May 28, 2010 through October 2, 2010.

As a result of the acquisition on May 28, 2010, the Company repurchased and cancelled all of the outstanding Discount Notes, 2013 Notes and Floating Rate Notes. In addition, ATDI issued $250.0 million in aggregate principal amount of its Senior Secured Notes and $200.0 million in aggregate principal amount of its Senior Subordinated Notes. The Senior Secured Notes and the Subordinated Notes are fully and unconditionally guaranteed, jointly and severally, by ATDH and Am-Pac. ATDI and Am-Pac are also borrowers and primary obligors under the Amended ABL Facility, which is guaranteed by ATDH. Tire Pros Francorp is not a guarantor of the Senior Secured Notes, the Senior Subordinated Notes or the Amended ABL Facility.

Accordingly, the Company updated the guarantor structure as of May 28, 2010 which resulted in the following revised column headings:

•	Parent Company (ATDH),

•	Subsidiary Issuer (ATDI),

•	Subsidiary Guarantor (Am-Pac) and

•	Non-Guarantor Subsidiary (Tire Pros Francorp).

ATDI is a direct wholly-owned subsidiary of ATDH and Am-Pac and Tire Pros FranCorp are indirect wholly-owned subsidiaries of ATDH. As a result of the acquisition, all periods presented have been retroactively adjusted to reflect the post-merger guarantor structure.

American Tire Distributors Holdings, Inc.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Unaudited)

The condensed consolidating financial information for the Company is as follows:

Condensed consolidating balance sheets as of October 2, 2010 for the Successor and January 2, 2010 for the Predecessor are as follows:

In thousands	Successor As of October 2, 2010
	Parent Company	Subsidiary Issuer	Subsidiary Guarantor	Non-Guarantor Subsidiary	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$—	$11,554	$—	$423	$—	$11,977
Restricted cash	—	250	—	—	—	250
Accounts receivable, net	—	224,849	154	13	—	225,016
Inventories	—	432,074	—	—	—	432,074
Assets held for sale	—	6,993	—	—	—	6,993
Income tax receivable	—	1,520	—	—	—	1,520
Intercompany receivables	—	8,790	58,693	—	(67,483)	—
Other current assets	—	14,228	5,024	489	—	19,741

Total current assets	—	700,258	63,871	925	(67,483)	697,571

Property and equipment, net	—	81,340	5,791	22	—	87,153
Goodwill and other intangible assets, net	447,313	760,782	—	1,663	—	1,209,758
Investment in subsidiaries	246,321	62,704	—	—	(309,025)	—
Other assets	6,642	46,689	2	—	—	53,333

Total assets	$700,276	$1,651,773	$69,664	$2,610	$(376,508)	$2,047,815

Liabilities and Stockholder’s Equity
Current liabilities:
Accounts payable	$—	$392,420	$2,257	$(944)	$—	$393,733
Accrued expenses	—	43,612	1,594	—	—	45,206
Current maturities of long-term debt	—	6,961	16	—	—	6,977
Intercompany payables	64,196	—	—	3,287	(67,483)	—

Total current liabilities	64,196	442,993	3,867	2,343	(67,483)	445,916

Long-term debt	—	659,053	14	—	—	659,067
Deferred income taxes	—	291,866	—	2,081	—	293,947
Other liabilities	—	11,540	1,265	—	—	12,805
Stockholder’s equity:
Intercompany investment	—	280,622	64,935	—	(345,557)	—
Common stock	—	—	—	—	—	—
Additional paid-in capital	672,387	2,006	—	—	(2,006)	672,387
Accumulated deficit	(36,506)	(36,506)	(417)	(1,814)	38,737	(36,506)
Accumulated other comprehensive income (loss)	199	199	—	—	(199)	199

Total stockholder’s equity	636,080	246,321	64,518	(1,814)	(309,025)	636,080

Total liabilities and stockholder’s equity	$700,276	$1,651,773	$69,664	$2,610	$(376,508)	$2,047,815

American Tire Distributors Holdings, Inc.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Unaudited)

In thousands	Predecessor As of January 2, 2010
	Parent Company	Subsidiary Issuer	Subsidiary Guarantor	Non-Guarantor Subsidiary	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$—	$6,566	$474	$250	$—	$7,290
Restricted cash	—	—	9,750	—	—	9,750
Accounts receivable, net	—	188,573	(38)	353	—	188,888
Inventories	—	388,901	—	—	—	388,901
Assets held for sale	—	458	—	—	—	458
Intercompany receivables	2,066	—	33,659	—	(35,725)	—
Other current assets	—	15,798	5,384	1,192	—	22,374

Total current assets	2,066	600,296	49,229	1,795	(35,725)	617,661

Property and equipment, net	—	54,017	7,735	23	—	61,775
Goodwill and other intangible assets, net	—	583,153	14,751	4,512	—	602,416
Investment in subsidiaries	310,255	60,981	—	—	(371,236)	—
Other assets	1,483	17,275	14	—	—	18,772

Total assets	$313,804	$1,315,722	$71,729	$6,330	$(406,961)	$1,300,624

Liabilities and Stockholder’s Equity
Current liabilities:
Accounts payable	$—	$367,793	$2,178	$(1,119)	$—	$368,852
Accrued expenses	5,077	29,656	2,780	—	—	37,513
Current maturities of long-term debt	6,263	7,700	16	—	—	13,979
Intercompany payables	—	28,599	—	7,126	(35,725)	—

Total current liabilities	11,340	433,748	4,974	6,007	(35,725)	420,344

Long-term debt	45,217	490,356	24	—	—	535,597
Deferred income taxes	—	72,023	1,871	1,742	—	75,636
Other liabilities	—	9,340	2,460	—	—	11,800
Redeemable preferred stock	26,600	—	—	—	—	26,600
Stockholder’s equity:
Intercompany investment	—	280,622	64,935	—	(345,557)	—
Common stock	10	—	—	—	—	10
Additional paid-in capital	218,348	—	—	—	—	218,348
Warrants	4,631	—	—	—	—	4,631
Accumulated earnings (deficit)	9,922	31,797	(2,535)	(1,419)	(27,843)	9,922
Accumulated other comprehensive income (loss)	(2,164)	(2,164)	—	—	2,164	(2,164)
Treasury stock, at cost	(100)	—	—	—	—	(100)

Total stockholder’s equity	230,647	310,255	62,400	(1,419)	(371,236)	230,647

Total liabilities and stockholder’s equity	$313,804	$1,315,722	$71,729	$6,330	$(406,961)	$1,300,624

American Tire Distributors Holdings, Inc.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Unaudited)

Condensed consolidating statements of operations for the quarter ended October 2, 2010 for the Successor and quarter ended October 3, 2009 for the Predecessor are as follows:

In thousands	Successor For the Quarter Ended October 2, 2010
	Parent Company	Subsidiary Issuer	Subsidiary Guarantors	Non-Guarantor Subsidiary	Eliminations	Consolidated
Net sales	$—	$647,514	$(16)	$(181)	$—	$647,317
Cost of goods sold, excluding depreciation included in selling, general and administrative expenses below	—	557,108	—	5	—	557,113
Selling, general and administrative expenses	—	92,271	441	1,562	—	94,274
Transaction expenses	—	750	—	—	—	750

Operating income (loss)	—	(2,615)	(457)	(1,748)	—	(4,820)
Other (expense) income:
Interest expense	—	(16,183)	—	—	—	(16,183)
Other, net	—	(240)	(9)	6	—	(243)
Equity earnings of subsidiaries	(18,881)	(1,649)	—	—	20,530	—

Income (loss) from operations before income taxes	(18,881)	(20,687)	(466)	(1,742)	20,530	(21,246)
Income tax provision (benefit)	—	(1,806)	(129)	(430)	—	(2,365)

Net income (loss)	$(18,881)	$(18,881)	$(337)	$(1,312)	$20,530	$(18,881)

In thousands	Predecessor For the Quarter Ended October 3, 2009
	Parent Company	Subsidiary Issuer	Subsidiary Guarantors	Non-Guarantor Subsidiary	Eliminations	Consolidated
Net sales	$—	$544,102	$5,523	$(135)	$—	$549,490
Cost of goods sold, excluding depreciation included in selling, general and administrative expenses below	—	449,847	1,589	(184)	—	451,252
Selling, general and administrative expenses	41	66,817	4,514	943	—	72,315

Operating income (loss)	(41)	27,438	(580)	(894)	—	25,923
Other (expense) income:
Interest expense	(2,432)	(11,032)	(1)	—	—	(13,465)
Other, net	—	(286)	(46)	(1)	—	(333)
Equity earnings of subsidiaries	7,070	(1,261)	—	—	(5,809)	—

Income (loss) from operations before income taxes	4,597	14,859	(627)	(895)	(5,809)	12,125
Income tax provision (benefit)	(700)	7,789	(108)	(369)	—	6,828

Net income (loss)	$5,297	$7,070	$(735)	$(526)	$(5,809)	$5,297

American Tire Distributors Holdings, Inc.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Unaudited)

Condensed consolidating statements of operations for the four months ended October 2, 2010 for the Successor and the five months ended May 28, 2010 and the nine months ended October 3, 2009 for the Predecessor are as follows:

In thousands	Successor For the Four Months Ended October 2, 2010
	Parent Company	Subsidiary Issuer	Subsidiary Guarantors	Non-Guarantor Subsidiary	Eliminations	Consolidated
Net sales	$—	$885,917	$(30)	$(291)	$—	$885,596
Cost of goods sold, excluding depreciation included in selling, general and administrative expenses below	—	790,252	—	7	—	790,259
Selling, general and administrative expenses	—	123,052	571	2,374	—	125,997
Transaction expenses	—	985	—	—	—	985

Operating income (loss)	—	(28,372)	(601)	(2,672)	—	(31,645)
Other (expense) income:
Interest expense	—	(21,462)	—	—	—	(21,462)
Other, net	—	(478)	(12)	8	—	(482)
Equity earnings of subsidiaries	(36,506)	(2,231)	—	—	38,737	—

Income (loss) from operations before income taxes	(36,506)	(52,543)	(613)	(2,664)	38,737	(53,589)
Income tax provision (benefit)	—	(16,037)	(196)	(850)	—	(17,083)

Net income (loss)	$(36,506)	$(36,506)	$(417)	$(1,814)	$38,737	$(36,506)

In thousands	Predecessor For the Five Months Ended May 28, 2010
	Parent Company	Subsidiary Issuer	Subsidiary Guarantors	Non-Guarantor Subsidiary	Eliminations	Consolidated
Net sales	$—	$935,400	$39	$(514)	$—	$934,925
Cost of goods sold, excluding depreciation included in selling, general and administrative expenses below	—	775,671	(2)	9	—	775,678
Selling, general and administrative expenses	5,892	123,483	3,230	2,541	—	135,146
Transaction expenses	—	42,608	—	—	—	42,608

Operating income (loss)	(5,892)	(6,362)	(3,189)	(3,064)	—	(18,507)
Other (expense) income:
Interest expense	(7,588)	(25,081)	—	—	—	(32,669)
Other, net	—	(77)	(67)	17	—	(127)
Equity earnings of subsidiaries	(26,597)	(4,432)	—	—	31,029	—

Income (loss) from operations before income taxes	(40,077)	(35,952)	(3,256)	(3,047)	31,029	(51,303)
Income tax provision (benefit)	(4,001)	(9,355)	(966)	(905)	—	(15,227)

Net income (loss)	$(36,076)	$(26,597)	$(2,290)	$(2,142)	$31,029	$(36,076)

American Tire Distributors Holdings, Inc.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Unaudited)

In thousands	Predecessor For the Nine Months Ended October 3, 2009
	Parent Company	Subsidiary Issuer	Subsidiary Guarantors	Non-Guarantor Subsidiary	Eliminations	Consolidated
Net sales	$—	$1,531,875	$112,401	$770	$—	$1,645,046
Cost of goods sold, excluding depreciation included in selling, general and administrative expenses below	—	1,279,506	85,048	—	—	1,364,554
Selling, general and administrative expenses	318	199,477	31,385	2,422	—	233,602

Operating income (loss)	(318)	52,892	(4,032)	(1,652)	—	46,890
Other (expense) income:
Interest expense	(7,263)	(34,080)	(2)	—	—	(41,345)
Other, net	(2)	(147)	(695)	(1)	—	(845)
Equity earnings of subsidiaries	6,147	(3,190)	—	—	(2,957)	—

Income (loss) from operations before income taxes	(1,436)	15,475	(4,729)	(1,653)	(2,957)	4,700
Income tax provision (benefit)	(3,780)	9,328	(2,366)	(826)	—	2,356

Net income (loss)	$2,344	$6,147	$(2,363)	$(827)	$(2,957)	$2,344

American Tire Distributors Holdings, Inc.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Unaudited)

Condensed consolidating statements of cash flows for the four months ended October 2, 2010 for the Successor and the five months ended May 28, 2010 and nine months ended October 3, 2009 for the Predecessor are as follows:

In thousands	Successor For the Four Months Ended October 2, 2010
	Parent Company	Subsidiary Issuer	Subsidiary Guarantors	Non-Guarantor Subsidiary	Eliminations	Consolidated
Cash flows from operating activities:
Net cash provided by (used in) operations	$—	$(25,324)	$(330)	$76	$—	$(25,578)

Cash flows from investing activities:
Purchase of property and equipment	—	(6,286)	—	—	—	(6,286)
Purchase of assets held for sale	—	(608)	—	—	—	(608)
Proceeds from sale of property and equipment	—	52	—	—	—	52
Proceeds from disposal of assets held for sale	—	760	—	—	—	760

Net cash provided by (used in) investing activities	—	(6,082)	—	—	—	(6,082)

Cash flows from financing activities:
Borrowings from revolving credit facility	—	1,361,299	—	—	—	1,361,299
Repayments of revolving credit facility	—	(1,355,729)	—	—	—	(1,355,729)
Outstanding checks	—	(5,661)	—	—	—	(5,661)
Payments of other long-term debt	—	(624)	(3)	—	—	(627)
Payments of deferred financing costs	—	(24,958)	—	—	—	(24,958)
Payments for termination of interest rate swap agreements	—	(2,804)	—	—	—	(2,804)
Payment of seller fees on behalf of Buyer	—	(16,792)	—	—	—	(16,792)
8% cumulative preferred stock redemption	—	(30,102)	—	—	—	(30,102)
Payments of predecessor senior notes	—	(340,131)	—	—	—	(340,131)
Proceeds from issuance of long-term debt	—	446,900	—	—	—	446,900

Net cash provided by (used in) financing activities	—	31,398	(3)	—	—	31,395

Net increase (decrease) in cash and cash equivalents	—	(8)	(333)	76	—	(265)
Cash and cash equivalents—beginning of period	—	11,562	333	347	—	12,242

Cash and cash equivalents—end of period	$—	$11,554	$—	$423	$—	$11,977

American Tire Distributors Holdings, Inc.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Unaudited)

In thousands	Predecessor For the Five Months Ended May 28, 2010
	Parent Company	Subsidiary Issuer	Subsidiary Guarantors	Non-Guarantor Subsidiary	Eliminations	Consolidated
Cash flows from operating activities:
Net cash provided by (used in) operations	$6,263	$21,901	$(155)	$97	$—	$28,106

Cash flows from investing activities:
Purchase of property and equipment	—	(6,424)	—	—	—	(6,424)
Purchase of assets held for sale	—	(1,498)	—	—	—	(1,498)
Proceeds from sale of property and equipment	—	194	20	—	—	214
Proceeds from disposal of assets held for sale	—	185	—	—	—	185

Net cash (used in) provided by investing activities	—	(7,543)	20	—	—	(7,523)

Cash flows from financing activities:
Borrowings from revolving credit facility	—	828,727	—	—	—	828,727
Repayments of revolving credit facility	—	(822,005)	—	—	—	(822,005)
Outstanding checks	—	(15,369)	—	—	—	(15,369)
Payment of Discount Notes	(6,263)	—	—	—	—	(6,263)
Payments of other long-term debt	—	(715)	(6)	—	—	(721)

Net cash provided by (used in) financing activities	(6,263)	(9,362)	(6)	—	—	(15,631)

Net increase (decrease) in cash and cash equivalents	—	4,996	(141)	97	—	4,952
Cash and cash equivalents—beginning of period	—	6,566	474	250	—	7,290

Cash and cash equivalents—end of period	$—	$11,562	$333	$347	$—	$12,242

American Tire Distributors Holdings, Inc.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Unaudited)

In thousands	Predecessor For the Nine Months Ended October 3, 2009
	Parent Company	Subsidiary Issuer	Subsidiary Guarantors	Non-Guarantor Subsidiary	Eliminations	Consolidated
Cash flows from operating activities:
Net cash (used in) provided by operations	$(72)	$102,400	$(2,286)	$(35)	$—	$100,007

Cash flows from investing activities:
Acquisitions, net of cash acquired	—	(128)	262	—	—	134
Purchase of property and equipment	—	(5,384)	(128)	(53)	—	(5,565)
Purchase of assets held for sale	—	(830)	—	—	—	(830)
Proceeds from sale of property and equipment	—	129	38	—	—	167
Proceeds from disposal of assets held for sale	—	846	7,300	—	—	8,146

Net cash (used in) provided by investing activities	—	(5,367)	7,472	(53)	—	2,052

Cash flows from financing activities:
Borrowings from revolving credit facility	—	1,624,378	—	—	—	1,624,378
Repayments of revolving credit facility	—	(1,676,094)	—	—	—	(1,676,094)
Outstanding checks	—	(42,750)	(6,969)	—	—	(49,719)
Payments of other long-term debt	—	(2,664)	(9)	—	—	(2,673)

Net cash provided by (used in) financing activities	—	(97,130)	(6,978)	—	—	(104,108)

Net decrease in cash and cash equivalents	(72)	(97)	(1,792)	(88)	—	(2,049)
Cash and cash equivalents—beginning of period	72	6,305	1,985	133	—	8,495

Cash and cash equivalents—end of period	$—	$6,208	$193	$45	$—	$6,446

American Tire Distributors, Inc.

Offer to Exchange

$250,000,000 aggregate principal amount of its 9.750% Senior Secured Notes due 2017, the issuance of each of which has been registered under the Securities Act of 1933,

for

any and all of its outstanding 9.750% Senior Secured Notes due 2017.

PROSPECTUS